Exhibit 99.2

EXECUTION VERSION

STRICTLY CONFIDENTIAL

EQUITY PURCHASE AGREEMENT

BY

AND

AMONG

OCI N.V.,

IAPETUS B.V.,

OCI CHEM 2 B.V.,

OCI CHEM 3 B.V.,

METHANEX US OPERATIONS INC.,

METHANEX DUTCH HOLDINGS B.V.,

AND

METHANEX CORPORATION

DATED AS OF SEPTEMBER 8, 2024

i

Section 8.17	Guaranty	113

ARTICLE IX DEFINITIONS		113

EXHIBITS

Exhibit A	Accounting Methodology
Exhibit B-1	Restructuring Steps
Exhibit B-2	Restructuring Steps
Exhibit C	Form of Deed of Transfer
Exhibit D-1	Form of Irrevocable Voting Undertaking (NS)
Exhibit D-2	Form of Irrevocable Voting Undertaking (NNS)
Exhibit E	Form of Registration Rights Agreement
Exhibit F	Form of Interest Power and Assignment

SCHEDULES

Disclosure Letter

EQUITY PURCHASE AGREEMENT

This Equity Purchase Agreement (this “Agreement”), dated as of September 8, 2024, is entered into by and among (a) OCI N.V., a public company with limited liability (naamloze vennootschap) incorporated under the Laws of the Netherlands, with its statutory seat in Amsterdam, the Netherlands and registered with the trade register of the Dutch Chamber of Commerce under number 56821166 (“Omega”), (b) Iapetus B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the Laws of the Netherlands, with its statutory seat in Amsterdam, the Netherlands and registered with the trade register of the Dutch Chamber of Commerce under number 52116220 (the “US Direct Seller”), (c) OCI Chem 2 B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the Laws of the Netherlands, with its statutory seat in Amsterdam, the Netherlands and registered with the trade register of the Dutch Chamber of Commerce under number 62821318 (the “JV Holdco Direct Seller”), (d) OCI Chem 3 B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the Laws of the Netherlands, with its statutory seat in Amsterdam, the Netherlands and registered with the trade register of the Dutch Chamber of Commerce under number 62824384 (the “NL Direct Seller” and, together with the US Direct Seller and the JV Holdco Direct Seller, the “Direct Sellers” and each a “Direct Seller”), (e) Methanex US Operations Inc., a Delaware corporation (the “US Buyer”), (f) Methanex Dutch Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the Laws of the Netherlands, with its statutory seat in Amsterdam, the Netherlands and registered with the trade register of the Dutch Chamber of Commerce under number 94519633 (the “NL Buyer” and, together with the US Buyer, the “Buyers” and each a “Buyer”), and (g) Methanex Corporation, a corporation continued and existing under the laws of Canada (“Parent”). Each of Omega, the Direct Sellers, the Buyers and Parent is referred to herein as a “Party” and together the “Parties”.

R E C I T A L S

WHEREAS, (a) Omega directly or indirectly owns eighty-five percent (85%) of the issued and outstanding shares in the capital of the Direct Sellers, (b) the US Direct Seller directly owns one hundred percent (100%) of the issued and outstanding shares of common stock, par value $0.01 per share (the “US Purchased Equity Interests”), of OCI USA Inc., a Delaware corporation (the “US Company”), (c) following the Restructuring, the JV Holdco Direct Seller will directly own one hundred percent (100%) of the issued and outstanding membership interests (the “JV Holdco Purchased Equity Interests”) of Firewater Holding LLC, a Delaware limited liability company (the “JV Holdco”), and (d) the NL Direct Seller directly owns one hundred percent (100%) of the issued and outstanding shares in the capital (the “NL Purchased Equity Interests” and, together with the US Purchased Equity Interests and the JV Holdco Purchased Equity Interests, the “Purchased Equity Interests”), of BioMethanol Chemie Holding II B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the Laws of the Netherlands, with its statutory seat in Amsterdam, the Netherlands and registered with the trade register of the Dutch Chamber of Commerce under number 01146417 (the “NL Company” and the US Company, together with each of the Company Subsidiaries, the “Target Companies”);

WHEREAS, subject to the terms and conditions set forth herein, following completion of the Restructuring, (a) the US Direct Seller desires to convey to the US Buyer, and the US Buyer desires to acquire from the US Direct Seller, the US Purchased Equity Interests, (b) the JV Holdco Direct Seller desires to convey to the US Buyer, and the US Buyer desires to acquire from the JV Holdco Direct Seller, the JV Holdco Purchased Equity Interests, and (c) the NL Direct Seller desires to convey to the NL Buyer, and the NL Buyer desires to acquire from the NL Direct Seller, the NL Purchased Equity Interests, in each case, in exchange for the consideration described herein (the transactions contemplated in clauses (a), (b) and (c), collectively, the “Sale”);

WHEREAS, the Omega Board has determined that it is in the best interests of Omega for Omega to enter into and consummate the Sale, and has adopted resolutions approving this Agreement and declaring its advisability;

WHEREAS, the Board of Directors of each Direct Seller has determined that it is in the best interests of such Direct Seller for such Direct Seller to enter into this Agreement and consummate the Transactions, including the Sale, and has adopted resolutions approving this Agreement and declaring its advisability;

WHEREAS, the Board of Directors of each Buyer has determined that it is advisable and in the best interests of such Buyer for such Buyer to enter into this Agreement and consummate the Transactions, including the Sale, and has adopted resolutions approving this Agreement and declaring its advisability; and

WHEREAS, as a material inducement to and condition to the willingness of the Buyers to enter into this Agreement and consummate the Transactions, concurrently with the execution and delivery of this Agreement, the Key Shareholders have each entered into an irrevocable voting undertaking in substantially the form attached as Exhibit D-1 or Exhibit D-2 hereto, as applicable (the “Irrevocable Voting Undertakings”).

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the Parties agree as follows:

ARTICLE I

PURCHASE AND SALE

Section 1.1 Purchase and Sale of the Purchased Equity Interests. Subject to the terms and conditions of this Agreement:

(a) at the US/NL Closing, (i) the US Direct Seller shall sell, transfer, convey, assign and deliver or cause to be sold, transferred, conveyed, assigned and delivered to the US Buyer, and the US Buyer shall purchase, acquire and accept, the US Purchased Equity Interests, and (ii) the NL Direct Seller shall sell, transfer, convey, assign and deliver or cause to be sold, transferred, conveyed, assigned and delivered to the NL Buyer, and the NL Buyer shall purchase, acquire and accept, the NL Purchased Equity Interests (the transactions of purchase and sale contemplated by clauses (i) and (ii), collectively, the “US/NL Sale”), free and clear in each case of any Liens other than those arising under applicable securities Laws or arising as a result of the actions of any Buyer Party; and

(b) at the JV Holdco Closing, the JV Holdco Direct Seller shall sell, transfer, convey, assign and deliver or cause to be sold, transferred, conveyed, assigned and delivered to the US Buyer, and the US Buyer shall purchase, acquire and accept, the JV Holdco Purchased Equity Interests (the “JV Holdco Sale”), free and clear of any Liens other than those arising under applicable securities Laws or arising as a result of the actions of any Buyer Party.

Section 1.2 Consideration for Purchased Equity Interests.

(a) The aggregate consideration payable by Parent (as designee of the Buyers) to Omega (as designee of the Direct Sellers) for the US Purchased Equity Interests and the NL Purchased Equity Interests shall be (i) the US/NL Closing Payment Amount (as determined in accordance with Section 1.3(a), as may be increased pursuant to Section 1.10(b) and as may be decreased by the Deferred Amount pursuant to Section 1.7(d)), plus (ii) the amount, if any, payable by Parent (as designee of the Buyers) to Omega (as designee of the Direct Sellers) pursuant to Section 1.4(c)(i), minus (iii) the amount, if any, payable by Omega (on behalf of the Direct Sellers) to Parent (as designee of the Buyers) pursuant to Section 1.4(c)(i), plus (iv) if applicable, the Incentive Payments Amount and Final Deferred Amount, plus (v) the aggregate amount, if any, of any Final EUA Payments received by Omega pursuant to Section 4.22, plus (vi) the US/NL Equity Consideration Shares Amount (paid in the form of the US/NL Equity Consideration Shares issued to Omega or its designee pursuant Section 1.7(e)).

(b) The aggregate consideration payable by Parent (as designee of the Buyers) to Omega (as designee of the Direct Sellers) for the JV Holdco Purchased Equity Interests shall be (i) the JV Holdco Closing Payment Amount (as determined in accordance with Section 1.3(b) and as may be increased pursuant to Section 1.10(b)), plus (ii) the amount, if any, payable by Parent (as designee of the Buyers) to Omega (as designee of the Direct Sellers) pursuant to Section 1.4(c)(ii), minus (iii) the amount, if any, payable by Omega (on behalf of the Direct Sellers) to Parent (as designee of the Buyers) pursuant to Section 1.4(c)(ii), plus (iv) the JV Holdco Equity Consideration Shares Amount (paid in the form of the JV Holdco Equity Consideration Shares issued to Omega or its designee pursuant to Section 1.8(e)).

Section 1.3 Determination of Closing Payment Amounts.

(a) For purposes of determining the US/NL Closing Payment Amount, no later than five (5) Business Days prior to the expected US/NL Closing Date, Omega shall deliver to Parent a statement (the “US/NL Estimated Statement”), setting forth in reasonable detail its good faith estimate of: (x) the Net Indebtedness (the “Estimated Net Indebtedness”); (y) the Working Capital (the “Estimated Working Capital”) and the resulting Estimated Working Capital Adjustment; and (z) the Transaction Expenses (the “Estimated Transaction Expenses”). The “US/NL Closing Payment Amount” shall be an amount in immediately available funds equal to (i) the US/NL Closing Cash Amount, minus (ii) the Estimated Net Indebtedness, minus (iii) the Estimated Transaction Expenses, plus (iv) the Estimated Working Capital Adjustment.

(b) For purposes of determining the JV Holdco Closing Payment Amount, no later than five (5) Business Days prior to the expected JV Holdco Closing Date, Omega shall deliver to Parent a statement (the “JV Holdco Estimated Statement”), setting forth in reasonable detail its good faith estimate of: (w) the Company Joint Venture Entities Working Capital and the

resulting Company Joint Venture Entities Working Capital Adjustment; (x) the Company Joint Venture Entities Net Indebtedness and the resulting Change in Company Joint Venture Entities Closing Debt Adjustment; (y) the Company Joint Venture Entities Closing Adjustment (the “Estimated Company Joint Venture Entities Closing Adjustment”) and (z) if applicable, the Final Deferred Amount. The “JV Holdco Closing Payment Amount” shall be an amount in immediately available funds equal to (i) the JV Holdco Closing Cash Amount, plus (ii) the Estimated Company Joint Venture Entities Closing Adjustment.

(c) In the event that the Parties mutually determine that the US/NL Closing or the JV Holdco Closing (as applicable) is expected to take place more than five (5) Business Days following Omega’s delivery of the US/NL Estimated Statement or the JV Holdco Estimated Statement (as applicable), Omega shall deliver an updated US/NL Estimated Statement or JV Holdco Estimated Statement (as applicable) to Parent no later than five (5) Business Days prior to the revised expected US/NL Closing Date or JV Holdco Closing Date (as applicable). Notwithstanding anything to the contrary set forth herein, the calculations included in the US/NL Estimated Statement or JV Holdco Estimated Statement (as applicable) shall be prepared in accordance with the requirements of the Accounting Methodology. Following delivery of the US/NL Estimated Statement and JV Holdco Estimated Statement (as applicable), Omega shall, and shall cause its Subsidiaries and their respective Representatives to, (i) reasonably cooperate with Parent (including Parent’s Representatives) in connection with Parent’s review of the US/NL Estimated Statement and JV Holdco Estimated Statement (as applicable) (including by providing Parent with reasonable access to the employees of the Omega Companies and Target Companies who are knowledgeable about the information contained in, and the preparation of, the US/NL Estimated Statement and JV Holdco Estimated Statement (as applicable)) and (ii) provide any books, records and other information reasonably requested by Parent or Parent’s Representatives in connection therewith (it being understood and agreed, in the case of each of clauses (i) and (ii), that in no event will Parent’s review of the US/NL Estimated Statement or JV Holdco Estimated Statement (as applicable) delay the US/NL Closing or JV Holdco Closing (as applicable)); provided, however, that (A) the provision of any information or access pursuant to this Section 1.3(c) will be subject to appropriate confidentiality undertakings and, if applicable, execution of customary release letters in favor of the auditors as requested by the auditors in connection with the sharing of work papers and (B) nothing in this Section 1.3(c) will require any Person to disclose information that is subject to attorney-client privilege. Omega will consider in good faith any comments to the US/NL Estimated Statement and JV Holdco Estimated Statement (as applicable) and the calculations therein delivered by Parent to Omega and may deliver to Parent an updated US/NL Estimated Statement or JV Holdco Estimated Statement (as applicable) no later than two (2) Business Days prior to the US/NL Closing Date or JV Holdco Closing Date (as applicable) to reflect any comments Omega accepts (acting in good faith), which shall set forth the definitive US/NL Closing Payment Amount or JV Holdco Closing Payment Amount (as applicable) for all purposes contemplated by this Section 1.3; provided that in no event will Omega be obligated to accept Parent’s comments on the US/NL Estimated Statement or JV Holdco Estimated Statement (as applicable).

Section 1.4 Determination of Final Purchase Price.

(a) As soon as reasonably practicable following the US/NL Closing Date (but no later than ninety (90) days after the US/NL Closing Date), Parent shall deliver to Omega a written notice (the “US/NL Adjustment Report”) setting forth in reasonable detail its good faith calculation of (i) the Net Indebtedness; (ii) the Working Capital and the resulting Working Capital Adjustment; and (iii) the Transaction Expenses, together with reasonably detailed supporting documentation. As soon as reasonably practicable following the JV Holdco Closing Date (but no later than ninety (90) days after the JV Holdco Closing Date), Parent shall deliver to Omega a written notice (the “JV Holdco Adjustment Report”) setting forth in reasonable detail its good faith calculation of (i) the Company Joint Venture Entities Working Capital and the resulting Company Joint Venture Entities Working Capital Adjustment; (ii) the Company Joint Venture Entities Net Indebtedness and the resulting Change in Company Joint Venture Entities Closing Debt Adjustment; and (iii) the Company Joint Ventures Entities Closing Adjustment, together with reasonably detailed supporting documentation. The calculations included in the US/NL Adjustment Report and the JV Holdco Adjustment Report (as applicable) shall be prepared in accordance with the requirements of the Accounting Methodology. In the event that Parent does not deliver to Omega the US/NL Adjustment Report or the JV Holdco Adjustment Report (as applicable) within ninety (90) days after the US/NL Closing or the JV Holdco Closing (as applicable), then (A) Omega may, at its election and in its sole discretion, at any time in the ninety (90) day period following the date on which the US/NL Adjustment Report or the JV Holdco Adjustment Report (as applicable) was required to be delivered by Parent pursuant to this Section 1.4(a), provide to Parent a draft US/NL Adjustment Report or draft JV Holdco Adjustment Report (as applicable) with respect to any component of the US/NL Estimated Statement or JV Holdco Estimated Statement (as applicable) as if it were Parent hereunder and declare any remaining portion of the US/NL Estimated Statement or JV Holdco Estimated Statement (as applicable) to be final, conclusive and binding on the Parties; or (B) if Omega elects not to deliver a US/NL Adjustment Report or JV Holdco Adjustment Report (as applicable) pursuant to the preceding clause (A), Parent shall be deemed to have accepted the US/NL Estimated Statement or JV Holdco Estimated Statement (as applicable) and the US/NL Estimated Statement or JV Holdco Estimated Statement (as applicable) shall be conclusive, final and binding on all Parties and be deemed to be the Final US/NL Adjustment Report or Final JV Holdco Adjustment Report (as applicable). In the event that Omega delivers a US/NL Adjustment Report or JV Holdco Adjustment Report (as applicable) pursuant to the preceding clause (A), Parent may deliver a Notice of Disagreement within forty-five (45) days thereafter; provided that such Notice of Disagreement shall not ascribe a value to any component of the US/NL Estimated Statement or JV Holdco Estimated Statement (as applicable) that is outside the range of value established by the US/NL Estimated Statement or JV Holdco Estimated Statement (as applicable) and the US/NL Adjustment Report or JV Holdco Adjustment Report (as applicable) delivered by Omega.

(b) The following procedures shall apply with respect to the review of the US/NL Adjustment Report and the JV Holdco Adjustment Report (as applicable):

(i) Omega shall have a period of forty-five (45) days after delivery of the US/NL Adjustment Report or JV Holdco Adjustment Report (as applicable) by Parent to review such US/NL Adjustment Report or JV Holdco Adjustment Report (as applicable) (the “Review Period”). During the Review Period (or, in the event that Parent does not deliver to Omega the US/NL Adjustment Report or JV Holdco Adjustment Report (as applicable) pursuant to Section 1.4(a), during the ninety (90) day period after the US/NL Adjustment Report or JV Holdco Adjustment Report (as applicable) was required to be so delivered), Parent shall make available to Omega and its Representatives reasonable access during normal business hours to all relevant personnel, Representatives of Parent, books and records and Representatives of the Target Companies and other documents or items (including work papers, schedules, financial statements, memoranda, etc.) reasonably requested by Omega in connection with Omega’s review of the US/NL Adjustment Report or JV Holdco Adjustment Report (as applicable) (or the US/NL Estimated Statement or JV Holdco Estimated Statement (as applicable) in the event Parent fails to deliver a US/NL Adjustment Report or JV Holdco Adjustment Report (as applicable) pursuant to Section 1.4(a)) and any dispute with respect thereto as contemplated by this Section 1.4 (it being understood and agreed that if any of Parent or its Subsidiaries fails to provide Omega or its Representatives with the access described, then such applicable period shall be extended for an additional period of time until such access is provided and Omega has had a reasonable opportunity to review the requested books, records and other documents and to prepare and submit the Notice of Disagreement); provided, however, that (A) the provision of any information or access pursuant to this Section 1.4(b)(i) will be subject to appropriate confidentiality undertakings and, if applicable, execution of customary release letters in favor of the auditors as requested by the auditors in connection with the sharing of work papers, (B) nothing in this Section 1.4(b)(i) will require any Person to disclose information that is subject to attorney-client privilege and (C) for the avoidance of doubt, this Section 1.4(b)(i) shall be subject to the penultimate sentence of Section 5.3.

(ii) If Omega does not deliver to Parent a written statement describing any objections Omega has to the US/NL Adjustment Report or JV Holdco Adjustment Report (as applicable) (a “Notice of Disagreement”) on or before the final day of the Review Period, then Omega shall be deemed to have irrevocably accepted such US/NL Adjustment Report or JV Holdco Adjustment Report (as applicable), and such US/NL Adjustment Report or JV Holdco Adjustment Report (as applicable) shall be deemed to be the “Final Adjustment Report” for purposes of the payments (if any) contemplated by Section 1.4(c)(i) and Section 1.4(c)(ii), as applicable. If Omega delivers to Parent a Notice of Disagreement on or before the final day of the applicable Review Period, then Parent and Omega shall attempt in good faith to resolve the matters contained in the applicable Notice of Disagreement within thirty (30) days after Parent’s receipt of such Notice of Disagreement (or such longer period as Parent and Omega may agree in writing (email being sufficient for such purpose)) (the “Resolution Period”), and the Adjustment Report shall be modified by such resolution for inclusion in the Final US/NL Adjustment Report or Final JV Holdco Adjustment Report (as applicable). During the applicable Resolution Period, Omega shall make available to Parent and its Representatives reasonable access during normal business hours to all relevant personnel,

Representatives of Omega, books and records of the Omega Companies and other documents or items (including work papers, schedules, financial statements, memoranda, etc.) reasonably requested by Parent in connection with Parent’s review of the applicable Notice of Disagreement (it being understood and agreed that if any of Omega or its Subsidiaries fails to provide Parent with the access described, then such thirty (30) day period shall be extended for an additional period of time until such access is provided and Parent has had a reasonable opportunity to review the requested books, records and other documents and to attempt in good faith to resolve the matters contained in the applicable Notice of Disagreement); provided, however, that (A) the provision of any information or access pursuant to this Section 1.4(b)(ii) will be subject to appropriate confidentiality undertakings and, if applicable, execution of customary release letters in favor of the auditors as requested by the auditors in connection with the sharing of work papers, (B) nothing in this Section 1.4(b)(ii) will require any Person to disclose information that is subject to attorney-client privilege and (C) for the avoidance of doubt, this Section 1.4(b)(ii) shall be subject to the penultimate sentence of Section 5.3. If Parent and Omega reach a resolution with respect to such matters on or before the final day of the applicable Resolution Period, then the US/NL Adjustment Report or JV Holdco Adjustment Report (as applicable), as modified by such resolution, shall be deemed to be the “Final US/NL Adjustment Report” or the “Final JV Holdco Adjustment Report” (as applicable) for purposes of the payments (if any) contemplated by Section 1.4(c)(i) and Section 1.4(c)(ii), as applicable.

(iii) If such a resolution on all matters is not reached on or before the final day of the applicable Resolution Period, then (y) Parent and Omega shall, within five (5) Business Days following the end of the applicable Resolution Period (or such longer period as Parent and Omega may agree) retain the U.K. member firm of Deloitte LLP (or, if the U.K. member firm of Deloitte LLP shall decline such appointment, shall have become conflicted with any Party or otherwise be unable to serve, such other independent public accounting firm that will accept such appointment and that is reasonably acceptable to Parent and Omega (the “Accounting Firm”)) and submit any unresolved objections covered by the applicable Notice of Disagreement (the “Disputed Items”) to the Accounting Firm for resolution in accordance with this Section 1.4(b)(iii) and (z) all matters included in the applicable Notice of Disagreement that are not Disputed Items shall be deemed to be considered resolved and the US/NL Adjustment Report or the JV Holdco Adjustment Report (as applicable) shall be modified by such resolution for inclusion in the Final US/NL Adjustment Report or Final JV Holdco Adjustment Report (as applicable). Parent and Omega will instruct the Accounting Firm to (A) make a final determination on an expedited basis (and in any event within thirty (30) days after submission of the applicable Disputed Items) with respect to each such Disputed Items (and only such Disputed Items) that is within the range of the respective positions taken by each of Parent and Omega and (B) prepare and deliver simultaneously to each of Parent and Omega a written statement setting forth its final determination (and a reasonably detailed description of the basis therefor) with respect to each such Disputed Item (the “Accounting Firm’s Report”), provided that failure to adhere to the foregoing thirty (30) day time limit shall not be a basis to challenge the Accounting Firm’s determination. No later than ten (10) Business Days after submission of the applicable Disputed Items to the Accounting Firm, each of Parent and Omega may provide the Accounting Firm with a definitive statement in writing of their respective positions with respect to such Disputed Items (and only such Disputed Items), which statements shall be delivered by the Accounting Firm simultaneously to the other party. Within five (5) Business Days following receipt of such submission, each of Parent or Omega may submit one (1) written response to such statement, which written response shall be simultaneously delivered by the Accounting Firm to the other party. Each of Omega and Parent shall provide the Accounting Firm with reasonable access to the books and records and relevant personnel and Representatives of Omega, and, subject to the penultimate sentence of Section 5.3, Parent and the Target Companies, respectively, for purposes of making the Accounting Firm’s final determination with respect to the applicable Disputed Items, and Parent, Omega and the Target Companies shall otherwise reasonably cooperate with the Accounting Firm in connection therewith. Each of the Buyer Parties and Omega agrees that (1) the Accounting Firm’s determination with respect to each applicable Disputed Item as reflected in the Accounting Firm’s Report shall be deemed to be final, conclusive, and binding, except in the case of manifest error or fraud and, in the case of manifest error, refer that portion of the determination back to the Accounting Firm for correction and such corrected determination shall be final and binding; (2) the US/NL Adjustment Report or JV Holdco Adjustment Report (as applicable), as modified by any changes thereto in accordance with (x) matters resolved during the applicable Resolution Period pursuant to Section 1.4(b)(ii) and (y) Disputed Items resolved in the Accounting Firm’s Report pursuant to this Section 1.4(b)(iii), shall be deemed to be the “Final US/NL Adjustment Report” or the “Final JV Holdco Adjustment Report” for purposes of the payments (if any) contemplated by Section 1.4(c)(i) and Section 1.4(c)(ii), as applicable; (3) the procedures set forth in this Section 1.4 (together with the right of specific performance contemplated by Section 8.11) shall be the sole and exclusive remedy with respect to the final determination of the Final US/NL Adjustment Report or JV Holdco Adjustment Report (as applicable); (4) the Accounting Firm shall act as an expert and not as an arbitrator; (5) the Accounting Firm shall not conduct any ex parte communications with either Parent or Omega (other than de minimis communications related to scheduling); (6) the Accounting Firm shall not conduct a hearing; and (7) the Accounting Firm is not entitled to introduce different accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies that conflict with the Accounting Methodology. Net Indebtedness as set forth in the Final US/NL Adjustment Report shall be deemed to be the “Final Net Indebtedness”; Working Capital as set forth in the Final US/NL Adjustment Report shall be deemed to be the “Final Working Capital”; Transaction Expenses as set forth in the Final US/NL Adjustment Report shall be deemed to be the “Final Transaction Expenses”; and Company Joint Venture Entities Closing Adjustment as set forth in the Final JV Holdco Adjustment Report shall be deemed to be the “Final Company Joint Venture Entities Closing Adjustment.”

(iv) Each of Parent and Omega shall (A) pay its own respective costs and expenses incurred in connection with this Section 1.4 (including attorneys’ and accountants’ fees) and (B) be responsible for the fees and expenses of the Accounting Firm on a pro rata basis based upon the degree to which the Accounting Firm has accepted the respective positions of Parent and Omega (which shall be determined by the Accounting Firm and set forth in the Accounting Firm’s Report). For the avoidance of doubt and solely as an illustration of the methodology set forth in clause (B) of the immediately preceding sentence, if (i) Net Indebtedness is the only Disputed Item and the Notice of Disagreement delivered by Omega assigns a value to Net Indebtedness at the Effective Time that is $1,000,000 less than that set forth in the US/NL Adjustment Report, (ii) Parent maintains that the Net Indebtedness at the Effective Time as set forth in the US/NL Adjustment Report is correct and (iii) the Accounting Firm’s final determination of the Disputed Items in accordance with Section 1.4 is that the Final Net Indebtedness is $600,000 less than that the Net Indebtedness at the Effective Time as set forth in the US/NL Adjustment Report (i.e., sixty percent (60%) of the amount in dispute is resolved in favor of Omega), then forty percent (40%) of such fees and expenses of the Accounting Firm shall be paid by Omega and Parent shall be responsible for sixty percent (60%) of such fees and expenses of the Accounting Firm.

(v) All negotiations pursuant to this Section 1.4 through the end of the Resolution Period shall be treated as compromise and settlement negotiations for purposes of Rule 408 of the Federal Rules of Evidence and comparable state rules of evidence. Except as may be required by applicable Law or court Order, the Parties agree to maintain confidentiality as to all aspects of any proceeding before the Accounting Firm, including its existence and results, except that nothing herein shall prevent any Party from disclosing information regarding such proceeding to a court of competent jurisdiction for purposes of enforcing this Section 1.4 or the Accounting Firm’s final determination. The Parties further agree to obtain the Accounting Firm’s agreement to preserve the confidentiality of any proceeding before such firm.

(c)

(i) Within two (2) Business Days after the determination of the Final US/NL Adjustment Report in accordance with this Section 1.4 (including by failure to timely deliver a Notice of Disagreement):

(A) if the US/NL Adjustment Amount is a negative number, then Omega or its subsidiary or designee (on behalf of the Direct Sellers) shall pay to Parent (as designee of the Buyers) by wire transfer of immediately available funds to an account or accounts designated by Parent an amount in cash equal to the absolute value of the US/NL Adjustment Amount; or

(B) if the US/NL Adjustment Amount is a positive number, then the Buyers or Parent on behalf of the Buyers shall pay to Omega (as designee of the Direct Sellers) by wire transfer of immediately available funds to an account or accounts designated by Omega an amount in cash equal to the US/NL Adjustment Amount.

(ii) Within two (2) Business Days after the determination of the Final JV Holdco Adjustment Report in accordance with this Section 1.4 (including by failure to timely deliver a Notice of Disagreement):

(A) if the JV Holdco Adjustment Amount is a negative number, then Omega or its subsidiary or designee (on behalf of the Direct Sellers) shall pay to Parent (as designee of the Buyers) by wire transfer of immediately available funds to an account or accounts designated by Parent an amount in cash equal to the absolute value of the JV Holdco Adjustment Amount; or

(B) if the JV Holdco Adjustment Amount is a positive number, then the Buyers or Parent on behalf of the Buyers shall pay to Omega (as designee of the Direct Sellers) by wire transfer of immediately available funds to an account or accounts designated by Omega an amount in cash equal to the JV Holdco Adjustment Amount.

(d) For the avoidance of doubt, there shall be no adjustment following either the US/NL Closing or the JV Holdco Closing with respect to the number of US/NL Equity Consideration Shares or JV Holdco Equity Consideration Shares (as applicable) delivered to Omega (or its designee).

Section 1.5 Withholding. The Buyer Parties, the Target Companies and Omega (and their respective Affiliates and agents) shall be entitled to deduct and withhold any Taxes from amounts payable pursuant to this Agreement to the extent such deduction and withholding is required by U.S. federal, state, local or foreign Tax Laws. In the event that any amounts are to be so deducted or withheld (except (x) as a result of Omega’s failure to deliver a US/NL FIRPTA Certificate or JV Holdco FIRPTA Certificate (as applicable) or (y) any amounts treated as compensation for applicable Tax purposes), the Person making the payment shall (or shall cause the applicable withholding agent to) use commercially reasonable efforts to provide prior notification to the Person in respect of which such deduction or withholding is proposed to be made and shall use commercially reasonable efforts to cooperate with any reasonable request by such Person to reduce or eliminate such proposed deduction or withholding. To the extent that any amounts are so deducted or withheld in accordance with this Section 1.5 and paid over to the appropriate Tax Authority by or on behalf of the Buyer Parties, the Target Companies or Omega, as applicable, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 1.6 Purchase Price Allocation. Within twenty (20) Business Days of the determination of the Final US/NL Adjustment Report pursuant to Section 1.4, Omega shall deliver to Parent a schedule (the “Purchase Price Allocation”) that reasonably allocates the aggregate consideration for the US Purchased Equity Interests and the NL Purchased Equity Interests as determined pursuant to Section 1.2(a) (including by taking into account the US/NL Adjustment Amount determined pursuant to Section 1.4) between the US Purchased Equity Interests and the NL Purchased Equity Interests; provided that, notwithstanding anything to the contrary set forth herein, the amount allocated to the NL Purchased Equity Interests as set forth in the Purchase Price Allocation shall consist solely of all or a portion of the consideration represented by the US/NL Equity Consideration Shares, any increase or decrease in the amount allocated to the NL Purchased Equity Interests to account for any portion of any payment made or received pursuant to Section 1.4(c)(i) that is attributable to adjustments with respect to the NL Company and its Subsidiaries, and any Final EUA Payments received by Omega pursuant to Section 4.22. Parent shall have a period of twenty (20) Business Days following receipt of the Purchase Price Allocation to present in writing any objections Parent may have to the Purchase Price Allocation. If no written notice of any objections to the Purchase Price Allocation is received by Omega from Parent prior to the expiration of such review period, the Purchase Price Allocation prepared by Omega shall be final, conclusive and binding upon the Parties. Parent and Omega shall act in good faith to resolve any such dispute. In the event Parent and Omega are unable to resolve any such disputes within twenty (20) Business Days of the date of Omega’s receipt of the written dispute notice from Parent (or such longer period as Parent and Omega otherwise agree in writing (email being sufficient for such purposes)), any amounts remaining in dispute shall be submitted for resolution to the Accounting Firm, who shall resolve any such disputes. The Accounting Firm shall allocate its fees, costs and expenses equally between Parent and Omega. Omega, Parent and each of their Affiliates shall file all U.S. federal, state, local and non-U.S. Tax Returns consistent with the Purchase Price Allocation, as finally determined pursuant to this Section 1.6.

Section 1.7 US/NL Closing.

(a) The closing of the US/NL Sale (the “US/NL Closing” or the “Closing”) shall take place remotely, via electronic exchange of documents, (i) if the conditions set forth in Section 6.1, Section 6.2 and Section 6.3 (other than those conditions (including the conditions set forth in Section 6.2(e) and Section 6.3(e)) that by their nature are to be satisfied at the US/NL Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or waived at least five (5) Business Days prior the end of a calendar month, on the last Business Day of such calendar month, or (ii) at such other date as the Parties may agree (the date of the US/NL Closing as determined by this Section 1.7(a), the “US/NL Closing Date”); provided that the conditions set forth in clause (ii) of Section 6.2(a), Section 6.2(c), clause (ii) of Section 6.3(a) and Section 6.3(c) shall be deemed satisfied through the US/NL Closing if the US/NL Closing has not occurred within three (3) Business Days following the satisfaction (or waiver) of all other conditions set forth in Section 6.1, Section 6.2 and Section 6.3 (other than those other conditions that by their nature are to be satisfied at the US/NL Closing); and provided, further, that the US/NL Closing shall in no event occur prior to the date that is five (5) Business Days following the JV Carveout Option Inside Date, except in the event that (A) the Specified Action has been Successfully Resolved prior to the JV Carveout Option Inside Date or (B) (1) the Specified Action has not been Successfully Resolved prior to the JV Carveout Option Inside Date and (2) Parent has not exercised the JV Carveout Option pursuant to and in accordance with Section 1.9(a)(i), in which case the US/NL Closing shall occur on the US/NL Closing Date as otherwise determined pursuant to this Section 1.7(a).

(b) At or prior to the US/NL Closing, Omega shall deliver or cause to be delivered, in each case, with a copy to Parent if not delivered to Parent:

(i) to Parent, the certificate contemplated by Section 6.2(d);

(ii) to the US Buyer, the stock certificate representing all of the US Purchased Equity Interests, duly endorsed in blank or accompanied by stock power forms duly endorsed in blank in proper form;

(iii) to the Dutch Notary, the original and up-to-date shareholders’ register of the NL Company;

(iv) to the Dutch Notary, executed and, to the extent required by the Dutch Notary, notarized and apostilled, powers of attorney from the NL Direct Seller and the NL Company to execute the Deed of Transfer;

(v) to Parent, evidence reasonably satisfactory to Parent that, effective as of the US/NL Closing, all Related Party Transactions, the Intercompany Obligations and Trade Amounts have been terminated in accordance with, and to the extent required by, Section 4.12(b);

(vi) to Parent, evidence reasonably satisfactory to Parent that the N-7 Marketing Agreement shall have been terminated, only as it relates to OCI Beaumont LLC, in accordance with, and to the extent required by, clause (i) of Section 4.12(c);

(vii) to the US Buyer, a duly authorized and completed statement pursuant to Treasury Regulations Section 1.897-2(h) and 1.1445-2(c) to the effect that the US Company is not, and has not been at any time during the five (5) years preceding the US/NL Closing, a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code and Treasury Regulations Section 1.897-2(b), along with a duly-executed notice to the IRS that meets the requirements of Treasury Regulations Section 1.897-2(h) (the “US/NL FIRPTA Certificate”); and

(viii) to Parent, an executed counterpart to the Registration Rights Agreement.

(c) At or prior to the US/NL Closing, Parent shall deliver or cause to be delivered the following:

(i) to Omega, the certificate contemplated by Section 6.3(d);

(ii) to the Dutch Notary, an executed and, to the extent required by the Dutch Notary, notarized and apostilled, power of attorney from the NL Buyer to execute the Deed of Transfer; and

(iii) to Omega, an executed counterpart to the Registration Rights Agreement.

(d) At the US/NL Closing, Parent (as designee of the Buyers) shall pay, or cause to be paid:

(i) to Omega (as designee of the Direct Sellers), by wire transfer of immediately available funds to an account or accounts designated by Omega, the US/NL Closing Payment Amount (as such amount may be increased pursuant to Section 1.10(b)); provided that in the event that (A) Parent delivered the JV Carveout Notice pursuant to Section 1.9(a) prior to the US/NL Closing and (B) the JV Carveout Option was not subsequently rescinded pursuant to the last sentence of Section 1.8(a), the US/NL Closing Payment Amount shall be reduced by an amount equal to $80,000,000 (the “Deferred Amount”); and

(ii) to the applicable third parties, the Estimated Transaction Expenses, by wire transfer of immediately available funds to the account(s) designated by Omega; provided that any amounts treated as wages or otherwise as compensation to an employee of a Target Company shall be paid, as directed in writing by Omega to Parent prior to the US/NL Closing Date, to the applicable Target Company, which shall pay such amounts, less applicable withholding Taxes, to the applicable recipient through its payroll system on the next regularly scheduled payroll cycle following the US/NL Closing Date.

(e) At the US/NL Closing, Parent (as designee of the Buyers) shall (i) issue to Omega (or one (1) or more wholly owned Affiliate(s) of Omega designated by Omega for such purposes at least three (3) Business Days prior to the US/NL Closing) the US/NL Equity Consideration Shares, duly authorized, validly issued, fully paid and non-assessable and not subject to any option, call, preemptive, subscription or other similar rights and free and clear of all Liens, other than restrictions on transfer arising under applicable securities Laws, and (ii) cause the registrar and transfer agent of Parent Shares to deliver a Direct Registration System (DRS) Advice to Omega (as designee of the Direct Sellers) representing the US/NL Equity Consideration Shares, registered in Parent’s share register in the name of Omega (or, as applicable, in the name of one (1) or more wholly owned Affiliate(s) of Omega designated by Omega for such purposes at least three (3) Business Days prior to the US/NL Closing). Each of Omega and the Direct Sellers acknowledges that: (A) the US/NL Equity Consideration Shares are not, as of the US/NL Closing

Date, registered under United States Securities Laws; (B) the US/NL Equity Consideration Shares will be issued at the US/NL Closing pursuant to an exemption from the prospectus requirements under Canadian Securities Laws; and (C) in addition to any other legend that may be required (including any legend required pursuant to National Instrument 45-102 – Resale of Securities), the Direct Registration System (DRS) Advice representing the US/NL Equity Consideration Shares shall bear legends in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. SUCH SECURITIES MAY NOT BE SOLD, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT IN COMPLIANCE WITH THE SECURITIES ACT AND OTHER APPLICABLE LAW.”

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS FOUR (4) MONTHS AND A DAY AFTER THE DISTRIBUTION DATE].”

(f) At the US/NL Closing, following completion of the actions set out in Section 1.7(b), Section 1.7(c), Section 1.7(d) and Section 1.7(e), (i) the NL Direct Seller shall transfer the NL Purchased Equity Interests to the NL Buyer, (ii) the NL Buyer shall accept the transfer and (iii) the NL Direct Seller and the NL Buyer shall procure that the NL Company acknowledges this transfer, it being understood that the foregoing clauses (i) through (iii) shall be effected by execution of the Deed of Transfer by the NL Direct Seller, the NL Buyer and the NL Company before the Dutch Notary. As soon as reasonably possible after the US/NL Closing, the Dutch Notary shall register the transfer of the NL Purchased Equity Interests in the shareholders’ register of the NL Company to reflect the NL Buyer as the sole shareholder of the NL Company and deliver such shareholders’ register to the NL Buyer.

(g) Each Buyer Party acknowledges and agrees that:

(i) the Dutch Notary holds office with the Sellers’ Lawyers;

(ii) the provisions of the Ordinance Interdisciplinary Cooperation (Verordening Interdisciplinaire Samenwerking) and the Ordinance Containing Rules of Professional Conduct and Ethics (Verordening beroeps- en gedragsregels) of the Royal Professional Organisation of Civil Law Notaries (Koninklijke Notariële Beroepsorganisatie) apply; and

(iii) the Dutch Notary may execute the Deed of Transfer and perform any activities related thereto, and this will not prevent the Sellers’ Lawyers from continuing to act as legal advisors to Omega and the Direct Sellers in connection with the Transactions.

Section 1.8 JV Holdco Closing.

(a) Subject to the terms and conditions set forth in Section 1.9 (including Parent’s right to exercise the JV Carveout Option), the closing of the JV Holdco Sale (as determined by this Section 1.8(a) or Section 1.9(b)(ii) (in circumstances in which it applies), the “JV Holdco Closing”) shall take place remotely, via electronic exchange of documents, (i) if the conditions set forth in Section 6.1, Section 6.4 and Section 6.5 (other than those conditions (including the conditions set forth in Section 6.4(e) and Section 6.5(e)) that by their nature are to be satisfied at the JV Holdco Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or waived at least five (5) Business Days prior the end of a calendar month, on the last Business Day of such calendar month, or (ii) at such other date as the Parties may agree (the date of the JV Holdco Closing as determined by this Section 1.8(a) or Section 1.9(b)(ii) (in circumstances in which it applies), the “JV Holdco Closing Date”); provided that the conditions set forth in clause (ii) of Section 6.4(a), Section 6.4(c), clause (ii) of Section 6.5(a) and Section 6.5(c) shall be deemed satisfied through the JV Holdco Closing if the JV Holdco Closing has not occurred within three (3) Business Days following the satisfaction (or waiver) of all other conditions set forth in Section 6.1, Section 6.4 and Section 6.5 (other than those other conditions that by their nature are to be satisfied at the JV Holdco Closing); and provided, further, that the JV Holdco Closing shall in no event occur prior to the date that is five (5) Business Days following the JV Carveout Option Inside Date, except in the event that (A) the Specified Action has been Successfully Resolved prior to the JV Carveout Option Inside Date or (B) (1) the Specified Action has not been Successfully Resolved prior to the JV Carveout Option Inside Date and (2) Parent has not exercised the JV Carveout Option pursuant to and in accordance with Section 1.9(a)(i), in which case the JV Holdco Closing shall occur on the JV Holdco Closing Date as otherwise determined pursuant to this Section 1.8(a). Notwithstanding anything to the contrary in this Agreement, the Parties agree that (x) in circumstances where the JV Holdco Closing should otherwise be consummated pursuant to this Section 1.8(a), the consummation of the JV Holdco Closing pursuant to this Section 1.8 shall be contingent upon, and shall occur concurrently with, the consummation of the US/NL Closing pursuant to and in accordance with Section 1.7 and (y) in circumstances where the JV Carveout Option is exercised in accordance with Section 1.9(a)(i) but the Specified Action is subsequently Successfully Resolved following the exercise of the JV Carveout Option in accordance with Section 1.9(a)(i) but prior to the consummation of the US/NL Closing pursuant to Section 1.7, then the JV Carveout Option shall be deemed automatically rescinded and the JV Holdco Closing shall occur on the date that is the later of the US/NL Closing Date and three (3) Business Days following the date the Specified Action was Successfully Resolved.

(b) At or prior to the JV Holdco Closing, Omega shall deliver or cause to be delivered, in each case, with a copy to Parent if not delivered to Parent:

(i) to Parent, the certificate contemplated by Section 6.4(d);

(ii) to the US Buyer, an executed counterpart to the Interest Power and Assignment Agreement, substantially in the form attached hereto as Exhibit F, giving effect to the transfer, conveyance, assignment and delivery of the JV Holdco Purchased Equity Interests by the JV Holdco Direct Seller to the US Buyer; and

(iii) to the US Buyer, a duly authorized and completed statement pursuant to Treasury Regulations Section 1.897-2(h) and 1.1445-2(c) to the effect that the JV Holdco is not, and has not been at any time during the five (5) years preceding the JV Holdco Closing, a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code and Treasury Regulations Section 1.897-2(b), along with a duly-executed notice to the IRS that meets the requirements of Treasury Regulations Section 1.897-2(h) (the “JV Holdco FIRPTA Certificate”).

(c) At or prior to the JV Holdco Closing, Parent shall deliver or cause to be delivered the following:

(i) to Omega, the certificate contemplated by Section 6.5(d); and

(ii) to the JV Holdco Direct Seller, an executed counterpart to the Interest Power and Assignment Agreement, substantially in the form attached hereto as Exhibit F, giving effect to the transfer, conveyance, assignment and delivery of the JV Holdco Purchased Equity Interests by the JV Holdco Direct Seller to the US Buyer.

(d) At the JV Holdco Closing, Parent (as designee of the Buyers) shall pay, or cause to be paid to Omega (as designee of the Direct Sellers), by wire transfer of immediately available funds to an account or accounts designated by Omega, the JV Holdco Closing Payment Amount (as such amount may be increased pursuant to Section 1.10(b)).

(e) At the JV Holdco Closing, Parent (as designee of the Buyers) shall (i) issue to Omega (or one (1) or more wholly owned Affiliate(s) of Omega designated by Omega for such purposes at least three (3) Business Days prior to the JV Holdco Closing) the JV Holdco Equity Consideration Shares, duly authorized, validly issued, fully paid and non-assessable and not subject to any option, call, preemptive, subscription or other similar rights and free and clear of all Liens, other than restrictions on transfer arising under applicable securities Laws, and (ii) cause the registrar and transfer agent of Parent Shares to deliver a Direct Registration System (DRS) Advice to Omega (as designee of the Direct Sellers) representing the JV Holdco Equity Consideration Shares, registered in Parent’s share register in the name of Omega (or, as applicable, in the name of one (1) or more wholly owned Affiliate(s) of Omega designated by Omega for such purposes at least three (3) Business Days prior to the JV Holdco Closing). Each of Omega and the Direct Sellers acknowledges that: (A) the JV Holdco Equity Consideration Shares are not, as of the JV Holdco Closing Date, registered under United States Securities Laws; (B) the JV Holdco Equity Consideration Shares will be issued at the JV Holdco Closing pursuant to an exemption from the prospectus requirements under Canadian Securities Laws; and (C) in addition to any other legend that may be required (including any legend required pursuant to National Instrument 45-102 – Resale of Securities), the Direct Registration System (DRS) Advice representing the JV Holdco Equity Consideration Shares shall bear legends in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE

U.S. SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. SUCH SECURITIES MAY NOT BE SOLD, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT IN COMPLIANCE WITH THE SECURITIES ACT AND OTHER APPLICABLE LAW.”

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS FOUR (4) MONTHS AND A DAY AFTER THE DISTRIBUTION DATE].”

Section 1.9 JV Holdco Carveout and Call Options.

(a) JV Holdco Carveout Option.

(i) Notwithstanding anything to the contrary in this Agreement, Parent shall have the option (the “JV Carveout Option”) to elect not to proceed with the JV Holdco Closing at the time it would otherwise occur pursuant to Section 1.8(a) (the “JV Carveout”) by delivering a written notice to Omega (the “JV Carveout Notice”) on the date (the “JV Carveout Option Inside Date”) that is the later of (A) March 15, 2025 and (B) the third (3rd) Business Day following the satisfaction or waiver (as applicable) of the conditions set forth in Section 6.1 (other than those conditions that by their nature are to be satisfied at the JV Holdco Closing) (the “JV Carveout Exercise Period”), in each case if, and only if, the Specified Action has not been Successfully Resolved by such date (in each case, as such terms are defined in Section 1.9(a)(i) of the Disclosure Letter).

(ii) In the event the JV Carveout Option is exercised in accordance with Section 1.9(a)(i) and not subsequently rescinded pursuant to the last sentence of Section 1.8(a), then (A) the JV Holdco Closing shall not be consummated unless or until Parent exercises the JV Call Option pursuant to and in accordance with Section 1.9(b)(i), (B) the Deferred Amount shall be deducted from the US/NL Closing Payment Amount otherwise payable to Omega (or its designee) by Parent pursuant to Section 1.7(d)(i), and (C) Parent shall pay to Omega, in consideration for the US Purchased Equity Interests and the NL Purchased Equity Interests, by wire transfer of immediately available funds to an account or accounts designated by Omega an amount equal to $10,000,000 on each anniversary of the US/NL Closing Date, until the earlier of (1) the date of valid termination of that certain Amended and Restated Methanol Sales Agreement by and among OCI Methanol Marketing LLC, Proman USA (Beaumont) LLC and Natgasoline LLC, dated as of March 25, 2022 (as may be extended from time to time in accordance with its terms) and (2) the JV Holdco Closing Date as determined pursuant to Section 1.9(b)(ii) (the aggregate amount paid by Parent pursuant to this clause (C), the “Incentive Payments Amount”).

(iii) For the avoidance of doubt, (A) in the event that the Specified Action is Successfully Resolved at or prior to the time the JV Carveout Notice is delivered pursuant to Section 1.9(a)(i), the JV Carveout Notice shall not be valid, and Parent shall be obligated to consummate the JV Holdco Closing (in circumstances where the JV Holdco Closing should otherwise be consummated pursuant to Section 1.8(a)), on the terms and conditions set forth in Section 1.8, (B) Parent shall not be entitled to deliver the JV Carveout Notice to Omega prior to the JV Carveout Option Inside Date, more than once or following the expiration of the JV Carveout Exercise Period, and (C) the exercise of the JV Carveout Option in accordance with Section 1.9(a)(i) shall not delay the US/NL Closing.

(iv) Notwithstanding anything to the contrary in Section 4.9, the Parties agree that the Required Regulatory Filings shall be made on the basis of the Transactions including the JV Holdco Sale and without giving effect to the JV Carveout.

(b) JV Holdco Call Option.

(i) Solely in the event that the JV Carveout Option was exercised in accordance with Section 1.9(a)(i) and not subsequently rescinded pursuant to the last sentence of Section 1.8(a), then Parent shall have the option (the “JV Call Option”) to consummate the JV Holdco Sale on the terms and conditions set forth in this Section 1.9(b) by delivering a written notice to Omega (the “JV Call Notice”) no later than July 31, 2025 (the “JV Call Option End Date”). For the avoidance of doubt, Parent shall not be entitled to deliver the JV Call Notice to Omega more than once or following the JV Call Option End Date.

(ii) If (A) Parent elects to consummate the JV Holdco Sale by delivering a valid JV Call Notice pursuant to Section 1.9(b)(i) and (B) the conditions set forth in Section 6.1, Section 6.4 and Section 6.5 (other than those conditions (including the conditions set forth in Section 6.4(e) and Section 6.5(e)) that by their nature are to be satisfied at the JV Holdco Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or waived by the date a valid JV Call Notice is delivered pursuant Section 1.9(b)(i), then the JV Holdco Closing shall take place remotely, via electronic exchange of documents, on the tenth (10th) Business Day following the date that the JV Call Notice was validly delivered to Omega pursuant to Section 1.9(b)(i), or at such other date as the Parties may agree. For the avoidance of doubt, Section 1.3(b), Section 1.3(c), Section 1.4, Section 1.5 and Section 1.6 shall apply in the event the JV Holdco Closing occurs pursuant to this Section 1.9(b), mutatis mutandis.

(iii) At or prior to the JV Holdco Closing occurring pursuant to Section 1.9(b)(ii), Omega and Parent shall make and cause to be made all deliveries and payments set forth in Section 1.8(b) (other than

Section 1.8(b)(i)), Section 1.8(c) (other than Section 1.8(c)(i)), Section 1.8(d) and Section 1.8(e), applying mutatis mutandis; provided, that in lieu of the payment of the JV Holdco Closing Payment Amount contemplated by Section 1.8(d) and the issuance of the JV Holdco Equity Consideration Shares contemplated by Section 1.8(e), Parent (as designee of the Buyers) may elect (in its sole discretion) to pay, or cause to be paid to Omega (as designee of the Direct Sellers), at the JV Holdco Closing pursuant to Section 1.9(b)(ii), by wire transfer of immediately available funds to an account or accounts designated by Omega, an amount equal to (A) $362,800,000, plus (B) the Estimated Company Joint Venture Entities Closing Adjustment; and provided, further, that if the JV Holdco Closing occurs pursuant to the exercise of the JV Call Option in accordance with Section 1.9(b)(ii), Parent (as designee of the Buyers) shall pay, or cause to be paid to Omega (as designee of the Direct Sellers), in consideration for the US Purchased Equity Interests and the NL Purchased Equity Interests, an additional amount (the “Final Deferred Amount”), by wire transfer of immediately available funds to an account designated by Omega, equal to (1) the Deferred Amount minus (2) the Incentive Payments Amount.

Section 1.10 Adjustments.

(a) If, at any time between, and inclusive of, the date of this Agreement and the issuance of the US/NL Equity Consideration Shares at the US/NL Closing or the issuance of the JV Holdco Equity Consideration Shares at the JV Holdco Closing (as applicable), the issued and outstanding Parent Shares shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a subdivision, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, combination or other similar change in capitalization (or any record date or ex-dividend date with respect to the foregoing shall have occurred at any time between, and inclusive of, the date of this Agreement and the issuance of the US/NL Equity Consideration Shares at the US/NL Closing or the issuance of the JV Holdco Equity Consideration Shares at the JV Holdco Closing (as applicable)), the definition of US/NL Equity Consideration Shares and the definition of JV Holdco Equity Consideration Shares (as applicable) shall be equitably adjusted to the extent necessary to provide to Omega (or its designees pursuant to Section 1.7(e)) the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 1.10 shall be construed to permit Parent to take any action with respect to its securities that is prohibited by Section 4.2.

(b) If, on the US/NL Closing Date or the JV Holdco Closing Date (as applicable), the number of US/NL Equity Consideration Shares or the number of JV Holdco Equity Consideration Shares (as applicable) otherwise issuable pursuant to Section 1.7(e) or Section 1.8(e) (as applicable), together with any Parent Shares issued to any Omega Company pursuant to the Participation Right prior to the US/NL Closing or the JV Holdco Closing (as applicable), would result, after giving effect to such issuance, in the Omega Companies holding Parent Shares in excess of 19.9% of the then outstanding Parent Shares measured as of the time of issuance of such US/NL Equity Consideration Shares or JV Holdco Equity Consideration Shares (as applicable), then (i) the number of US/NL Equity Consideration Shares or JV Holdco Equity Consideration Shares otherwise issuable pursuant to Section 1.7(e) or Section 1.8(e) (as applicable) shall be reduced by the number of Parent Shares necessary for the aggregate number of US/NL Equity Consideration Shares and/or JV Holdco Equity Consideration Shares (as applicable) to not exceed 19.9% of the then issued and outstanding Parent Shares immediately following the US/NL Closing or JV Holdco Closing (as applicable) and (ii) the US/NL Closing Payment Amount or JV Holdco Closing Payment Amount (as applicable) shall be increased by the product of (A) the Parent Share Price and (B) the number of US/NL Equity Consideration Shares or the number of JV Holdco Equity Consideration Shares (as applicable) before giving effect to the reduction set forth in clause (i) above, minus the number of US/NL Equity Consideration Shares or the number of JV Holdco Equity Consideration Shares (as applicable) after giving effect to the reduction set forth in clause (i) above. For the avoidance of doubt, in no event shall Parent be obligated to issue a number of US/NL Equity Consideration Shares or JV Holdco Equity Consideration Shares that would result, after giving effect to such issuance, in the Omega Companies (taken as whole) holding a number of Parent Shares that is equal to more than 19.9% of the issued and outstanding Parent Shares immediately following the issuance of such US/NL Equity Consideration Shares or JV Holdco Equity Consideration Shares (as applicable).

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF OMEGA AND THE DIRECT SELLERS

Except as set forth in the corresponding section of the disclosure letter delivered to the Buyer Parties by Omega and the Direct Sellers at the execution of this Agreement (the “Disclosure Letter”), each of Omega and each Direct Seller, as applicable, represents and warrants to the Buyer Parties (a) as of the date hereof and as of the US/NL Closing Date (solely to the extent such representations and warranties relate to the US Company, the NL Company and their Subsidiaries (for the avoidance of doubt, excluding the Company Joint Venture Entities) and disregarding the first sentence of Section 8.3(b)) (or in the case of representations and warranties that speak of a specified date, as of such specified date), or (b) as of the date hereof and as of the JV Holdco Closing Date (solely to the extent such representations and warranties relate to the Company Joint Venture Entities (giving effect to Section 8.3(b)) (for the avoidance of doubt, excluding the US Company, the NL Company and their Subsidiaries)) (or in the case of representations and warranties that speak of a specified date, as of such specified date) that:

Section 2.1 Existence; Good Standing; Corporate Authority.

(a) Omega is a public company with limited liability (naamloze vennootschap) duly organized, validly existing and in good standing (or equivalent status) under the Laws of the Netherlands. Omega has all requisite organizational power and authority to enter into this Agreement, carry out its obligations hereunder and consummate the Transactions.

(b) Each Direct Seller is a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) duly organized, validly existing and in good standing (or equivalent status) under the Laws of the Netherlands. Each Direct Seller has all requisite corporate or similar organizational power and authority to enter into this Agreement, carry out its obligations hereunder and consummate the Transactions.

(c) Each of the Target Companies is a corporation or other legal entity duly organized and validly existing under the Laws of its jurisdiction of organization. Each of the Target

Companies has all requisite corporate or similar organizational power and authority to own, operate and lease its properties and assets and to carry on the Business to the extent conducted by such Target Company as currently conducted.

(d) Each of the Target Companies is duly authorized, qualified or licensed to do business as a foreign entity and, to the extent such concept or a similar concept exists in the relevant jurisdiction, is in good standing in the jurisdictions in which such Target Company is required to be so qualified, except for such jurisdictions in which the failure to be so authorized, qualified, licensed or in good standing would not reasonably be expected to be material to the Target Companies, taken as a whole, or the conduct of the Business as currently conducted.

(e) True, complete and correct copies of the Charter Documents of each Target Company, as amended to date and currently in effect, have been made available to the Buyer Parties. All material actions taken and all transactions entered into by each Target Company during the last three (3) years have been duly approved or ratified by all necessary action of the board of directors (or other similar body) and the shareholders of such Target Company as required by the applicable Charter Document and applicable Laws. There has been no material violation of any of the provisions of the Charter Documents of any of the Target Companies and, during the last three (3) years, no Target Company has taken any action that is inconsistent in any material respect with any resolution adopted by such Target Company’s shareholders or board of directors (or other similar body) of such Target Company. The register of shareholders or members, as applicable, of each Target Company has been maintained in accordance with applicable Laws, and reflects all issuances, transfers, repurchases and cancellations of shares of the applicable Target Company. A true and complete list of all of the directors, managers and officers of each Target Company is set forth on Section 2.1(e) of the Disclosure Letter.

(f) As of the date hereof, each of Omega, the Direct Sellers and the Target Companies is able to pay its debts as and when they become due in the ordinary course of business. None of Omega, the Direct Sellers or the Target Companies are insolvent, or have ever been subject to, or filed for, liquidation, administration or receivership, insolvency, bankruptcy, postponement of bankruptcy or liquidation proceedings. No Orders, requests, applications or resolutions for the commencement of any of the above proceedings or the procuring of any of the above proceedings have been given, made, filed or taken, and no bankruptcy administrators or receivers have been appointed. There has not been any action by Omega, any Direct Seller or any Target Company or failure to take any action by any such Persons that would reasonably be expected to result in any of the foregoing.

Section 2.2 Authorization, Validity and Effect of Agreements.

(a) Omega has the power and authority necessary to execute and deliver each Transaction Document to which Omega is a party and to perform its obligations and consummate the transactions contemplated thereunder. The execution and delivery of, and the performance of its obligations under, the Transaction Documents to which it is a party, and the consummation by Omega of the Transactions, have been duly authorized by all requisite corporate or similar organizational action on behalf of Omega, and no other corporate proceedings on the part of Omega are necessary to authorize the execution, delivery and performance by Omega of this Agreement and the other Transaction Documents to which it is a party. Assuming the Transaction

Documents constitute the valid and legally binding obligations of the other parties thereto, the Transaction Documents to which it is a party constitute the valid and legally binding obligations of Omega, enforceable against Omega in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to creditors’ rights generally and general principles of equity (the “Enforceability Exceptions”).

(b) Each Direct Seller has the power and authority necessary to execute and deliver each Transaction Document to which such Direct Seller is a party and to perform its obligations and consummate the transactions contemplated thereunder. The execution and delivery of, and the performance of its obligations under, the Transaction Documents to which it is a party, and the consummation by each Direct Seller of the Transactions, have been duly authorized by all requisite corporate or similar organizational action on behalf of such Direct Seller, and no other corporate proceedings on the part of such Direct Seller are necessary to authorize the execution, delivery and performance by such Direct Seller of this Agreement and the other Transaction Documents to which it is a party. Assuming the Transaction Documents constitute the valid and legally binding obligations of the other parties thereto, the Transaction Documents to which it is a party constitute the valid and legally binding obligations of each Direct Seller, enforceable against each Direct Seller in accordance with their terms, subject to the Enforceability Exceptions.

(c) As of the date hereof, there are no (i) Actions pending or, to the knowledge of Omega, threatened in writing against Omega or any Direct Seller, or (ii) Orders outstanding, in each case, that challenge, or could reasonably be expected to have the effect of preventing, materially delaying or making illegal the consummation of the Transactions.

(d) The Omega Board has, in accordance with Omega’s Charter Documents, determined that it is in the best interests of Omega for Omega to enter into and consummate the Sale, and has adopted resolutions approving the Sale. The Board of Directors of each Direct Seller has, in accordance with the Charter Documents of the applicable Direct Seller, determined that it is in the best interests of such Direct Seller to enter into this Agreement and consummate the Transactions, including the Sale, and has adopted resolutions approving this Agreement.

(e) A resolution of the general meeting of Omega to approve the Sale, within the meaning of, and in accordance with, section 2:107a of the Dutch Civil Code, adopted by an absolute majority of the valid votes cast, is the only approval and votes necessary under Omega’s Charter Documents, the Dutch Civil Code or otherwise from shareholders of Omega to approve the Sale and obtain Shareholder Approval.

Section 2.3 Capitalization of the Companies.

(a) The US Purchased Equity Interests constitute all issued and outstanding equity securities of the US Company and the NL Purchased Equity Interests constitute all issued and outstanding equity securities of the NL Company. The US Purchased Equity Interests and the NL Purchased Equity Interests are duly authorized and validly issued in accordance with (i) applicable Laws, or pursuant to valid exemptions therefrom, and were not issued in violation of any preemptive rights, rights of first refusal or other similar rights of any Person, and (ii) all requirements set forth in the Charter Documents of the US Company and the NL Company (as

applicable). Other than this Agreement, there are no outstanding shares, options, stock appreciation rights, restricted stock units, phantom awards, performance awards, other compensatory equity-based awards, warrants, conversion rights, calls, subscriptions, convertible securities or other rights, Contracts or commitments, in each case, pursuant to which either the US Company or the NL Company is or may be obligated to issue, sell or deliver any securities or interest thereof in the US Company or the NL Company.

(b) At the US/NL Closing, after giving effect to the Restructuring, the US Direct Seller will be the record and beneficial owner of, and will have good, valid and marketable title to, the US Purchased Equity Interests, and the NL Direct Seller will be the record and beneficial owner of, and will have good, valid and marketable title to, the NL Purchased Equity Interests, in each case, free and clear of all Liens other than restrictions on transfer arising under applicable securities Laws. Upon consummation of the US/NL Sale, the US Buyer will own all of the US Purchased Equity Interests and the NL Buyer will own all of the NL Purchased Equity Interests, in each case free and clear of all Liens other than any Liens arising as a result of the actions of any Buyer Party or restrictions on transfer arising under applicable securities Laws.

(c) At the JV Holdco Closing, the JV Holdco Purchased Equity Interests shall constitute all issued and outstanding equity securities of the JV Holdco. The JV Holdco Purchased Equity Interests are duly authorized and validly issued in accordance with (i) applicable Laws, or pursuant to valid exemptions therefrom, and (ii) all requirements set forth in the Charter Documents of JV Holdco, and were not issued in violation of any preemptive rights, rights of first refusal or other similar rights of any Person,. Other than this Agreement, there are no outstanding shares, options, stock appreciation rights, restricted stock units, phantom awards, performance awards, other compensatory equity-based awards, warrants, conversion rights, calls, subscriptions, convertible securities or other rights, Contracts or commitments, in each case, pursuant to which either JV Holdco is or may be obligated to issue, sell or deliver any securities or interest thereof in JV Holdco.

(d) At the JV Holdco Closing, after giving effect to the Restructuring, the JV Holdco Direct Seller will be the record and beneficial owner of, and will have good, valid and marketable title to, the JV Holdco Purchased Equity Interests, free and clear of all Liens other than restrictions on transfer arising under applicable securities Laws. Upon consummation of the JV Holdco Sale, the US Buyer will own all of the JV Holdco Purchased Equity Interests, free and clear of all Liens other than any Liens arising as a result of the actions of any Buyer Party or restrictions on transfer arising under applicable securities Laws.

(e) As of the date hereof, Omega is the indirect owner of eighty-five percent (85%) of the issued and outstanding shares in the capital of each Direct Seller. Neither the execution and delivery by each of Omega and the Direct Sellers of, or the performance by each of Omega and the Direct Sellers of its respective obligations under, the Transaction Documents to which it is a party, nor, subject to the filings and other matters referred to in Section 2.5(b), the consummation of the Transactions by each of Omega and the Direct Sellers in accordance with the terms hereof will require the Consent of or notice to any direct or indirect owner (other than Omega or any of its Subsidiaries) of the issued and outstanding shares in the capital of each Direct Seller.

(f) There is no Contract between any Target Company and any holders of securities of any Target Company or, to the knowledge of Omega, between or among any holders of securities of such Target Company, in each case, relating to the issuance, acquisition (including any Contract providing for a right of first refusal or preemptive right) or voting or granting of a proxy in respect of any securities of such Target Company.

Section 2.4 Company Subsidiaries.

(a) Section 2.4(a) of the Disclosure Letter sets forth a complete and correct list, both before and after giving effect to the Restructuring, of each Subsidiary of the US Company, JV Holdco and the NL Company. The authorized and outstanding equity securities of each Company Subsidiary is as set forth in Section 2.4(a) of the Disclosure Letter. The US Company, the JV Holdco or the NL Company, as applicable, is (or, after the Restructuring, will be), directly or indirectly, the record and beneficial owner of all of the issued and outstanding equity securities of each Company Subsidiary or the applicable Subsidiary of the Company Joint Venture Entities, as applicable, in each case free and clear of any Liens, other than restrictions on transfer arising under applicable securities Laws or such Company Subsidiary’s Charter Documents, or the Charter Documents of such Subsidiary of the Company Joint Venture Entities, as applicable. All issued and outstanding equity securities of each such Company Subsidiary or of each such Subsidiary of the Company Joint Venture Entities, as applicable, are duly authorized and validly issued in accordance with applicable Laws, or pursuant to valid exemption therefrom, and such Company Subsidiary’s Charter Documents or the Charter Documents of such Subsidiary of the Company Joint Venture Entities, as applicable, and in each case, are fully paid (to the extent such concept is applicable or required by such Charter Documents), non-assessable (to the extent such concept is applicable) and were not issued in violation of any preemptive rights, rights of first refusal or other similar rights of any Person. There are no outstanding shares, options, stock appreciation rights, restricted stock units, phantom awards, performance awards, other compensatory equity-based awards, warrants, conversion rights, calls, subscriptions, convertible securities or other rights, Contracts or commitments, in each case, pursuant to which any Company Subsidiary or any Subsidiary of the Company Joint Venture Entities is or may be obligated to issue, sell or deliver any securities or interest thereof in such Company Subsidiary or such Subsidiary of the Company Joint Venture Entities, as applicable. Except for equity securities of the Company Subsidiaries and the Company Joint Venture Entities, neither the US Company, the JV Holdco nor the NL Company owns, directly or indirectly, any equity interest in any Person.

(b) There is no Contract between any Target Company and any holders of securities of any Company Subsidiary or any Subsidiary of the Company Joint Venture Entities, as applicable, or, to the knowledge of Omega, between or among any holders of securities of such Company Subsidiary or such Subsidiary of the Company Joint Venture Entities, as applicable, in each case, relating to the issuance, acquisition (including any Contract providing for a right of first refusal or preemptive right) or voting or granting of a proxy in respect of any securities of such Company Subsidiary or such Subsidiary of the Company Joint Venture Entities, as applicable.

Section 2.5 No Conflict.

(a) Neither the execution and delivery by each of Omega and the Direct Sellers of, or the performance by each of Omega and the Direct Sellers of its respective obligations under,

the Transaction Documents to which it is a party, nor, subject to the filings and other matters referred to in Section 2.5(b), the consummation of the Transactions by each of Omega and the Direct Sellers in accordance with the terms hereof will (i) result in a breach of any provisions of (A) the Charter Documents of Omega, the Direct Sellers or any Target Company or (B) any resolution adopted by the shareholders (or holders of other equity securities), board of directors (or similar body) or any committee thereof of any such Persons; (ii) violate or result in a breach of any provision of, result in any acceleration of any rights or obligations under, constitute a default under, give others any right of Consent, notice, acceleration, termination, cancellation or amendment, or otherwise result in the triggering of payments or the creation of a Lien (other than Permitted Liens) under (with or without the notice or lapse of time, or both) any of the terms, conditions or provisions of any Material Contract or Target Real Property Lease; (iii) result in a violation of any provision of any Law binding upon or applicable to Omega, the Direct Sellers or any Target Company or in the imposition of a Lien on any of the assets owned by any Target Company or any equity interests of any Target Company; or (iv) give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or adversely modify any Applicable Governmental Permit, except as, in the case of matters described in clause (ii), (iii) or (iv), individually or in the aggregate, would not reasonably be expected to be material to the Target Companies, taken as a whole.

(b) Assuming the truth and accuracy of the representations set forth in Section 3.3(b), neither the execution and delivery by Omega and the Direct Sellers of, or the performance by each of Omega or the Direct Sellers of its respective obligations under, the Transaction Documents to which it is a party, nor the consummation of the Transactions by each of Omega and the Direct Sellers in accordance with the terms hereof, will require any Governmental Approvals other than the Required Regulatory Filings, except where the failure to make or obtain such Governmental Approvals would not reasonably be expected to prevent or materially impair or delay the consummation of the Transactions. Except for any Consents listed in Section 2.5(b) of the Disclosure Letter and the Governmental Approvals set forth in the preceding sentence, neither the execution and delivery by each of Omega or the Direct Sellers of, or the performance by each of Omega or the Direct Sellers of its respective obligations under, the Transaction Documents to which it is a party, nor the consummation of the Transactions by each of Omega or the Direct Sellers in accordance with the terms hereof will require any consent or approval of, or any filings with, or any declarations or notices to, any Governmental Body, except where the failure to obtain any such consent or approval, make any such filing, or provide any such declaration or notice, would not reasonably be expected to prevent or materially impair or delay the consummation of the Transactions.

Section 2.6 Financial Statements.

(a) Correct and complete copies of the Audited Financial Statements and the Management Accounts are included in Section 2.6(a) of the Disclosure Letter. The Audited Financial Statements have been prepared in accordance with the consolidated books and records of OCI Clean Fuels Limited and the books and records of Natgasoline LLC, respectively, which such respective books and records are correct and complete in all material respects and present fairly, in all material respects, the consolidated financial position of OCI Clean Fuels Limited and the financial position of Natgasoline LLC, respectively, as of the dates indicated therein and the consolidated results of the operations of OCI Clean Fuels Limited and the results of the operations of Natgasoline LLC, respectively, for the periods covered thereby, in accordance with (i) IFRS with respect to the Audited Financial Statements of OCI Clean Fuels Limited and (ii) GAAP with respect to the Audited Financial Statements of Natgasoline LLC, in each case applied on a consistent basis throughout the periods covered thereby. The Audited Financial Statements have been prepared in accordance with IFRS or GAAP, as applicable, and the Management Accounts have been prepared in accordance with IFRS applied on a consistent basis throughout the periods covered thereby, except to the extent set forth on Section 2.6(a) of the Disclosure Letter. Taking into account the purposes for which they were prepared, the Management Accounts do not materially misstate the financial performance or results of the Target Companies (taken as a whole) as at and for the fiscal year ending December 31, 2023 and the fiscal quarters ending March 31, 2024 and June 30, 2024.

(b) Each Target Company maintains systems of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS or GAAP, as applicable in all material respects, including internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit the preparation of financial statements of such Target Company in conformity with IFRS or GAAP, as applicable, and maintain accountability for items, and (iii) the recorded accountability for items is maintained at reasonable intervals and appropriate action is taken with respect to any differences. To the knowledge of Omega, there has been no fraud that involves management or other employees of any Target Company who have a significant role in such Target Company’s internal controls over financial reporting. The books, records and accounts of each Target Company accurately and fairly reflect, in all material respects and in reasonable detail, the transactions in, dispositions of or satisfaction of the assets and liabilities of such Target Company.

(c) All accounts, notes and other receivables of the Target Companies arose from bona fide, arm’s length sales made or services performed in the ordinary course of business or valid claims as to which full performance has been rendered by the Target Companies, as applicable. There are no material disputes with respect to any of the accounts, notes or other receivables of the Target Companies. No counter claims, defenses, offsetting claims or adjustments with respect to the accounts, notes or other receivables of the Target Companies are pending or, to the knowledge of Omega, threatened. All of the accounts, notes and other receivables of the Target Companies are, in the aggregate, collectible in full in the ordinary course of business. No Target Company has agreed to any material deduction, discount or other deferred price or quantity adjustment with respect to any of its accounts, notes or other receivables.

Section 2.7 Absence of Undisclosed Liabilities. None of the Target Companies has any liabilities that would be required by IFRS or GAAP, as applicable, to be reflected on a balance sheet (including the notes thereto) prepared in accordance with IFRS or GAAP, as applicable, except for liabilities: (a) reflected on or reserved against in the Financial Statements (including the notes thereto), (b) incurred since the Unaudited Balance Sheet Date, in the ordinary course of business, none of which relates to a Target Company’s (i) breach of Contract, (ii) tort, (iii) infringement or (iv) violation of Law, (c) that constitute Transaction Expenses, (d) to perform future obligations under existing Contracts to which a Target Company is party, (e) arising from the Transactions or pursuant to the Transaction Documents, the Shared Services Agreements or

the Transition Services Agreement, including the Restructuring, or (f) that would not reasonably be expected to be material to the Target Companies, taken as a whole.

Section 2.8 Absence of Certain Changes.

(a) Since December 31, 2023 until the date of this Agreement, except for the Transactions, each of the Target Companies and the Company Joint Venture Entities has conducted the Business (to the extent conducted by it) in all material respects in the ordinary course of business.

(b) Since December 31, 2023 until the date of this Agreement, there has been no Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a US/NL Material Adverse Effect.

(c) Since December 31, 2023 until the date of this Agreement, there has been no Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a JV Holdco Material Adverse Effect.

(d) Without limiting the generality of the foregoing, since December 31, 2023 until the date of this Agreement, no Target Company has taken any action or failed to take any action that, if taken or not taken after the date hereof, would require the consent of Buyer pursuant to Section 4.1(b)(vi) and Section 4.1(b)(vii).

Section 2.9 Title; Condition. The Target Companies have good and marketable and valid title to, or a valid leasehold interest in, all of the equipment, fixtures and other tangible personal property owned or leased, or purported to be owned or leased, including those reflected on the Management Accounts or otherwise reflected on the books and records of the Target Companies, free and clear of all Liens, other than Permitted Liens. Except with respect to the Overhead and Shared Services and the Omega Trademarks, the buildings, facilities, assets, structures, equipment, vehicles and other items of tangible and intangible personal property of the Business, or of which a Target Company owns or has sufficient rights to pursuant to a Contract to which such Target Company is bound, are (a) with respect to tangible items only, structurally sound and in satisfactory operating condition for the uses to which they are being put, subject to ordinary wear and tear and immaterial routine maintenance requirements, and have been maintained in accordance with prudent industry practice, and (b) sufficient in all material respects for the continued conduct of the Business after the US/NL Closing or the JV Holdco Closing (as applicable) in substantially the same manner as currently conducted.

Section 2.10 Compliance with Laws; Permits.

(a) No Target Company is, or during the past three (3) years has been, in default under or violation of, in each case in any material respect, any applicable Law or received any written notice from any Governmental Body regarding any actual or alleged violation of, or failure to comply with, any applicable Law and, to the knowledge of Omega, there are no facts or circumstances that would reasonably be expected to give rise to an Action alleging any such noncompliance.

(b) The Target Companies hold or have obtained all material permits, licenses, consents, franchises, approvals, and authorizations that are necessary to entitle and authorize the Target Companies to carry on and conduct the Business as currently being conducted (the “Applicable Governmental Permits”). A true, correct and complete copy of each existing Applicable Governmental Permit has been made available to the Buyer Parties and is each listed on Section 2.10(b) of the Disclosure Letter. The Target Companies are, and in the past three (3) years have been, in compliance in all material respects with the Applicable Governmental Permits, and the Applicable Governmental Permits are valid and in full force and effect. There is no pending or, to the knowledge of Omega, threatened termination, expiration, modification, or revocation of any such Applicable Governmental Permits. To the knowledge of Omega, no event has occurred or circumstances exist that would reasonably be expected to give rise to or serve as a basis for such termination, expiration, modification or revocation. No Target Company has received any written or, to the knowledge of Omega, verbal notification or communication from any Governmental Body (i) regarding any actual, alleged, possible or potential violation of, or failure to comply with, or liability under, any applicable Law or Order, or (ii) threatening to revoke any Applicable Governmental Permit owned or held by the Target Companies. During the past three (3) years, no event has occurred which, with notice or the lapse of time or both, would constitute a default thereunder or violation, in each case in any material respect, in respect of any such Applicable Governmental Permits.

Section 2.11 Absence of Litigation. (a) There are no, and in the past three (3) years there have been no, (i) Actions pending or threatened, in writing or, to the knowledge of Omega, verbally, against a Target Company or any of the rights or other assets owned, licensed or used by such Target Company, in each case that, if determined adversely to such Target Company, would reasonably be expected to be material to such Target Company or (ii) Actions pending or threatened by any Target Company against another Person, and (b) to the knowledge of Omega, no event has occurred or circumstance exists (with respect to clause (a)(ii), as of the date of this Agreement) that would reasonably be expected to give rise to or serve as a basis for the commencement of any such Action contemplated in clauses (a)(i) and (a)(ii). None of the Target Companies is subject to any Order entered into against any of the Target Companies. To the knowledge of Omega, no employee, consultant, contractor or other service provider of any Target Company is subject to any Order that prohibits such Person from engaging in or continuing any conduct, activity or practice relating to the Business.

Section 2.12 Taxes.

(a) All income and other material Tax Returns required to be filed by or on behalf of each Target Company have been duly and timely filed with the appropriate Tax Authority (after giving effect to any valid extensions of time within which to make such filings), and all such Tax Returns are true, correct, and complete in all material respects. All income and other material Taxes (whether or not shown on any Tax Return) required to be paid by each Target Company have been timely paid.

(b) The unpaid Taxes of each Target Company for periods (or portions thereof) ending on or prior to the Unaudited Balance Sheet Date do not materially exceed the accruals for current Taxes included in the Latest Balance Sheet.

(c) Each Target Company has complied in all material respects with all applicable Laws relating to the charging, collection and withholding of Taxes and has duly charged, collected or withheld and timely paid over to the appropriate Tax Authority all material Taxes required to be so charged, collected or withheld and paid over.

(d) No Target Company has waived any statute of limitations in respect of a material amount of Taxes or applicable to any material Tax Return or agreed to any extension of time with respect to a material Tax assessment or deficiency, which waiver or extension is currently in effect. No Target Company is currently the beneficiary of any extension of time within which to file any Tax Return, other than an extension which is automatically granted upon the request of a taxpayer.

(e) All material deficiencies asserted in writing or material assessments made in writing by any Tax Authority with respect to any Tax Returns or Taxes of any Target Company have been fully paid or finally settled, and no other audits or material investigations by any Tax Authority relating to any material Tax Returns or Taxes of any Target Company are in progress with respect to which any Target Company has received written notice from a Tax Authority. No written claim has been made by any Tax Authority in a jurisdiction where any of the Target Companies does not file a particular kind of Tax Return or pay a certain kind of Tax that such Target Company is or may be required to file such Tax Return or required to file such Tax Return or required to pay such kind of Tax which has not since been resolved.

(f) No Target Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the US/NL Closing Date or the JV Holdco Closing Date (as applicable) to the extent such item is economically attributable to a taxable period (or portion thereof) ending on or before the US/NL Closing Date or the JV Holdco Closing Date (as applicable) as a result of (i) the installment method of accounting or a change in method of accounting for a taxable period (or portion thereof) ending on or prior to the US/NL Closing Date or the JV Holdco Closing Date (as applicable), (ii) Section 481 of the Code, (iii) any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) existing on the US/NL Closing Date or the JV Holdco Closing Date (as applicable), (iv) any prepaid amount received or deferred revenue accrued on or prior to the US/NL Closing Date or the JV Holdco Closing Date (as applicable) outside the ordinary course of business, (v) any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) entered into prior to the US/NL Closing or the JV Holdco Closing (as applicable), (vi) the application of any Exigency Measures or (vii) the application of Treasury Regulations Section 1.1502-6 (and similar provision of state, local and non-U.S. Law).

(g) No Target Company will be required to pay any Tax attributable to a taxable period (or portion thereof) ending on or before the US/NL Closing Date or the JV Holdco Closing Date (as applicable), as a result of an election under Section 965(h) of the Code, or any Exigency Measures (including as a result of deferral of any Taxes under any Exigency Measures).

(h) No Target Company is a party to any Tax allocation or sharing Contract, other than agreements entered into by any Target Company in the ordinary course of its business,

no significant purpose of which relates to Taxes (any such agreement, a “Customary Agreement”). All material Taxes that have become due pursuant to any Customary Agreement have been duly and timely paid in full.

(i) No Target Company (i) has been a member of an Affiliated Group (other than an Affiliated Group the common parent of which was the US Company) or (ii) has any liability for Taxes of any Person (other than the Target Companies) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or non-U.S. Law, as a transferee or successor, by Contract (other than any Customary Agreement) or otherwise pursuant to any Law.

(j) There are no Liens for Taxes on any of the equity interests in or any of the assets of any of the Target Companies, other than Liens described in clause (a) of the definition of Permitted Liens.

(k) No Target Company has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock purported to or intended to qualify for tax-free treatment under Section 355 of the Code in a distribution within the past five (5) years or which could constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(l) No Target Company has engaged in, been a party to or promoter of a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provisions of state, local or non-U.S. Law).

(m) No Target Company is or has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(n) Section 2.12(n) of the Disclosure Letter sets forth the U.S. federal Income Tax classification of each of the Target Companies.

(o) No Target Company is, or has been, a resident in a country other than its country of formation or incorporation (as applicable) for any Tax purposes. No Target Company has any permanent establishments or permanent representatives (within the meaning of an applicable double Tax treaty, or where no such treaty applies, applicable Tax laws) or any offices or fixed places of business that would, in each case, result in an obligation of that Target Company to pay Taxes or file Tax Returns in a country other than the country in which it is organized.

(p) No Target Company has (i) deferred the employer share of any “applicable employment taxes” under Section 2303 of the CARES Act, (ii) otherwise deferred any material Taxes (including the employer portion of any payroll Taxes) under any legislation or executive order enacted or issued in response to COVID-19, (iii) claimed any Tax credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act or Section 2301 of the CARES Act or (iv) received a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.

(q) The Target Companies have complied with all requirements for, and retained all information, forms and filings required to substantiate, any benefits or other relief claimed under any Exigency Measures, and have not (i) made any claim for tax credits in respect of the same wages pursuant to different Exigency Measures or (ii) applied for or received any loan or other funds pursuant to any Exigency Measures.

(r) All material Related Party Transactions have been made on an arm’s-length basis and all transfer pricing documentation has been kept and filed in material compliance with relevant Law and all material transactions, agreements, arrangements, acquisitions or disposals to which any Target Company is a party or otherwise involved in have been made on arm’s length terms and each Target Company maintains and holds adequate books and records for the purposes of evidencing that arm’s length terms have been applied.

Section 2.13 Target Benefit Plans.

(a) Section 2.13(a) of the Disclosure Letter contains a list of all material Target Benefit Plans and designates the sponsor of each such Target Benefit Plan. Omega has provided or made available to Buyer true, complete and correct copies of the following materials, as applicable: (i) all plan documents for the material written Target Benefit Plans and all amendments thereto or, in the case of an unwritten Target Benefit Plan, a written description thereof, (ii) the most recent determination, advisory or opinion letter from the IRS with respect to any Target Benefit Plan, (iii) all summary plan descriptions, summaries of material modifications, and the most recent annual reports and summary annual reports with respect to any material Target Benefit Plan, (iv) all trust agreements, insurance contracts and other documents relating to the funding or payment of benefits under any material Target Benefit Plan, and (v) all non-routine correspondence relating to any Target Benefit Plan between the Target Companies, ERISA Affiliates or any of their representatives and any Governmental Body within three (3) years.

(b) The Target Benefit Plans have been maintained, operated, funded and administered in material compliance with their respective terms and any related documents or agreements and in compliance with the requirements of ERISA and the Code and with all other Laws of any applicable jurisdiction. There have been no “prohibited transactions” (within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA) or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to any of the Target Benefit Plans that could result in any liability or excise Tax under ERISA or the Code being imposed on any Target Company. Any Target Benefit Plan intended to be qualified under Section 401(a) of the Code is so qualified and has received a favorable determination letter or opinion letter from the IRS, and each trust created thereunder has been determined by the IRS to be exempt from Tax under the provisions of Section 501(a) of the Code, and nothing has occurred since the date of any such determination that would reasonably be expected to give the IRS grounds to revoke such determination. To the knowledge of Omega, there are no claims, investigations or Actions threatened against or otherwise involving any Target Benefit Plans, and no investigation or Action (excluding routine claims for benefits incurred in the ordinary course of Target Benefit Plan activities) has been brought against or with respect to any Target Benefit Plans, nor, to the knowledge of Omega, is there any basis for one. No Lien has been imposed under the Code or ERISA with respect to any Target Benefit Plan.

(c) No Target Benefit Plan is, and no Target Company nor any ERISA Affiliate currently has, and at no time during the past six (6) years maintained, established, sponsored, participated in or has had, an obligation to contribute to or any material liability with respect to: (i) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA or Section 3(37) of ERISA or Section 414(f) of the Code), (ii) a plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code or (iii) a “defined benefit plan” (as defined in Section 3(35) of ERISA).

(d) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement would reasonably be expected to (either alone or in combination with another event, whether contingent or otherwise) (i) result in the acceleration or creation of any rights to payments or benefits, or increases in any payments or benefits, in each case, to any current or former officer, employee, director, manager, consultant or independent contractor who is a natural Person (or dependents of such Persons) of any Target Company, or (ii) constitute a triggering event under any Target Benefit Plan or otherwise that will result in any payment (whether of severance pay or otherwise) becoming due to any current or former officer, employee, director, manager, consultant or independent contractor who is a natural Person (or dependents of such Persons) of any Target Company. Each Target Benefit Plan that is or is part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code is and has been at all times operated, documented and maintained in compliance with Section 409A of the Code, and no Person is entitled to receive a Tax gross-up payment from any of the Target Companies as a result of any interest or Tax imposed by Sections 4999, 409A or 457A of the Code. No Target Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for periods extending beyond retirement or other termination of service other than coverage mandated by Law (and at the sole expense of the applicable former employee). With respect to each group health plan benefiting any current or former employee of the Target Companies or any other member of the Controlled Group that is subject to Section 4980B of the Code, the Target Companies and each other member of the Controlled Group have complied with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA. No Target Company nor any other member of the Controlled Group is subject to any liability or penalty under Sections 4971 through 4980H or Section 6055 or 6056 of the Code.

(e) No Target Benefit Plan is or at any time was funded through a “welfare benefit fund” as defined in Section 419(e) of the Code, and no benefits under any Target Benefit Plan are or at any time have been provided through a voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Code) or a supplemental unemployment benefit plan (within the meaning of Section 501(c)(17) of the Code).

(f) All (i) insurance premiums required to be paid with respect to, (ii) benefits, expenses and other amounts due and payable under, and (iii) contributions, transfers or payments required to be made to, any Target Benefit Plan on or prior to the US/NL Closing Date or the JV Holdco Closing Date (as applicable) will have been paid, made or accrued on or prior to the US/NL Closing Date or the JV Holdco Closing Date (as applicable), except as would not result in any material liability to any of the Target Companies.

(g) No Target Benefit Plan provides health, welfare or retirement benefits to any individual who is not a current or former employee of any Target Company, or the dependents or other beneficiaries of any such current or former employee.

(h) No amount, economic benefit or other entitlement that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement (alone or in combination with any other event) by any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) with respect to the US Company, JV Holdco and the NL Company, or any of their Affiliates under any employment, severance or termination agreement, other compensation arrangement or Target Benefit Plan in effect as of the US/NL Closing Date or the JV Holdco Closing Date (as applicable) would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(i) All Target Benefit Plan pension arrangements are administered in compliance with all applicable Laws (for the avoidance of doubt, including applicable Tax Laws), and the administration agreements relating to such pension arrangements have at all times been complied with by the relevant Target Companies and, to the knowledge of Omega, by the relevant pension providers.

(j) No Target Company is obligated to participate in any mandatory industry-wide pension fund. With respect to all Target Benefit Plans that are currently or were previously sponsored, maintained or contributed to (or required to be contributed to) by the NL Company or any its Subsidiaries that are organized under the Laws of the Netherlands, or in respect of which the NL Company or any of such Subsidiaries has or could reasonably be expected to have any current or contingent liability or obligation to contribute, (i) no amendments have been made without the required consent of the employees participating in or otherwise affected by such Target Benefit Plans and no employee participating in or otherwise affected by such Target Benefit Plans are bound by any such amendments and (ii) there have been no back service payment obligations for the NL Company or any of such Subsidiaries arising from such Target Benefit Plans, including any back service payment obligations that pertain to or arise out of pension premium deficits in any year.

Section 2.14 Labor Matters.

(a) Section 2.14(a) of the Disclosure Letter contains a true, correct and complete list of all employees of each Target Company as of the date hereof, including job title or position, principal work location, employing entity, hire date, designation as exempt or non-exempt from over-time pay under FLSA or other applicable Laws, whether part-time or full-time, whether regularly or temporarily employed, annualized base salary or hourly rate, any target incentive compensation, any annual target commissions, whether the employee is active, inactive or otherwise on leave, visa or work authorization status (if applicable) and the date through which such visa or work authorization is effective. To the knowledge of Omega, no executive, officer or other member of management of any Target Company has given notice of resignation or intent to resign. Section 2.14(a) of the Disclosure Letter also contains a true, correct and complete list of all individual, natural person independent contractors based in the United States as of December 31,

2023. The Target Companies engage a limited number of independent contractors and such contractors operate within their contractual terms.

(b) The Target Companies are not, and have not been, a party to or otherwise bound by a Collective Bargaining Agreement. There are, and have for the last three (3) years been, no (i) to the knowledge of Omega, union organizing efforts directed at any employees of the Target Companies, (ii) demands for recognition from a labor organization with respect to any employees of the Target Companies, (iii) labor strike, lockout, concerted work slowdowns, unfair labor practice charges, arbitrations or other material labor disputes against or affecting a Target Company pending or, to the knowledge of Omega, threatened against or affecting a Target Company, or (iv) representation or certification proceedings pending or, to the knowledge of Omega, threatened with the National Labor Relations Board or any other labor relations tribunal or authority.

(c) For the past three (3) years, there have been no material Actions pending or, to the knowledge of Omega, threatened, against any Target Company by or on behalf of any current or former employee, contractor or applicant for employment.

(d) Each Target Company is, and each has for the last three (3) years been, in compliance in all material respects with all applicable Laws respecting labor and employment, including classification of employees and independent contractors, classification as exempt/non-exempt for over-time pay, wages and hours purposes under FLSA or other applicable Laws, pay equity, discrimination, harassment, wrongful discharge, collective bargaining, labor relations, occupational health and safety, equal employment opportunity, immigration, work authorization, workers’ compensation, employee leave, plant closures, and layoffs.

(e) For the past three (3) years, none of the Target Companies, individually or in the aggregate, has implemented any plant closing or “mass layoff” requiring notice under the Worker Adjustment and Retraining Notification Act of 1988 or any equivalent foreign, state or local Law.

(f) For the last three (3) years, (i) to the knowledge of Omega, there have been no Actions, allegations or investigations involving claims of sexual harassment, sexual abuse, or other sexual misconduct against any officer, director, or other managerial employee of a Target Company, and (ii) no Target Company has entered into any settlement agreements related to any such allegations.

(g) No Target Company is delinquent in any material payments which are due and payable under any applicable Law or Target Company policy to any employees or contractors of a Target Company for any wages, salaries, commissions, bonuses, vacation, sick leave, other paid time off, severance pay or other compensation for any services performed by them.

(h) No Target Company qualifies or has applied to qualify as an own-risk bearer for the purpose of the Dutch Sickness Benefits Act (Ziektewet) or the Dutch Work and Income (Capacity for Work) Act (Wet werk en inkomen naar arbeidsvermogen).

(i) There are no self-employed individuals engaged by the NL Company or any of its Subsidiaries organized under the Laws of the Netherlands (i) through any employment agency or (ii) under any form of consultancy, contractor, services, or commercial agent agreement, that, in each case, are or should have been classified or otherwise treated as employees of the NL Company or such Subsidiaries of the NL Company, for Tax purposes or otherwise. No self-employed individuals or independent contractors have ever claimed to have an employment agreement with the NL Company or any of such Subsidiaries, and no services agreement has ever been re-qualified as an employment agreement by the courts in the Netherlands or by the Tax Authorities in the Netherlands.

Section 2.15 Environmental Matters.

(a) Each of the Target Companies is and has for the last three (3) years been in compliance in all material respects with all applicable Environmental Laws and Environmental Permits (including compliance with any emission and discharge limitations thereunder) with respect to the Business and the ownership and operation of the Target Real Property.

(b) Excluding matters that have been fully resolved with no further liability or obligation to the Target Companies, none of the Target Companies has in the last three (3) years: (i) received any notice of, or to the knowledge of Omega been threatened with, a material violation of, or material liability or potential material liability under, any Environmental Law; (ii) been subject to any material Order under any Environmental Law; or (iii) been subject to any material Action pursuant to any Environmental Law.

(c) The Target Companies possess and are in compliance in all material respects with, and for the last three (3) years have held and have been in compliance in all material respects with, all Environmental Permits (including compliance with any emission and discharge limitations thereunder) required for the construction, modification, operation and maintenance of the Target Real Property and the conduct of the Business. All such Environmental Permits are in effect as of the date hereof. Such Environmental Permits are valid and in full force and effect. Except for maintenance capital expenditures made in the ordinary course of business, to the knowledge of Omega, no capital expenditures are currently required to maintain compliance with such Environmental Permits. There are no pending or, to the knowledge of Omega, threatened Actions or other circumstances that would reasonably be expected to result in the termination or revocation or modification of any such Environmental Permits.

(d) In the last three (3) years there have been no Releases of Materials of Environmental Concern by any Target Company or, to the knowledge of Omega, by any other Person at, to or from any Target Real Property, or at any properties that were formerly owned, leased or otherwise operated by the Target Companies, in each case that would reasonably be expected to result in material liability on the part of, or a requirement for notification, investigation or remediation by, any Target Company pursuant to any Environmental Law.

(e) None of the Target Companies has arranged for the treatment, transportation or disposal of Materials of Environmental Concern to or at any third-party location or site, except as such would not reasonably be expected to result in a material liability of any Target Company pursuant to Environmental Law. To the knowledge of Omega, the Target Companies have not generated, manufactured, sold, handled, treated, recycled, stored, transported, disposed of, arranged for the disposal of or released any Materials of Environmental Concern in a manner which would reasonably be expected to give rise to material liabilities to the Target Companies under Environmental Laws.

(f) None of the Target Companies has retained or assumed by Contract any liabilities or obligations of third parties arising under Environmental Law, except as would not reasonably be expected to result in a material liability or obligation of any Target Company pursuant to Environmental Law.

(g) None of the Target Companies is party to any Contract containing a special indemnity provision pursuant to which it is obligated to indemnify any third party specifically with respect to any liability pursuant to, arising under or relating to any Environmental Law or relating to Releases, except as would not reasonably be expected to result in a material liability of any Target Company pursuant to Environmental Law.

(h) To the knowledge of Omega, each Target Company’s services and operations have not given rise to exposure of persons to Materials of Environmental Concern in a manner that would reasonably be expected to give rise to material liability under Environmental Law.

(i) Omega and the Direct Sellers have delivered or made available to Buyer copies of all material environmental assessments (including Phase I or II site assessments) and all other material environmental audits, studies and reports in the possession or reasonable control of the Target Companies concerning the actual or potential presence or Release of Materials of Environmental Concern, compliance with or potential liability under Environmental Laws associated with any Target Company, including previously conducted environmental reports, investigations, Phase I or II site assessments, compliance audits, asbestos surveys, spill control plans, and environmental agency reports and correspondence.

(j) To the knowledge of Omega, (i) Omega and the Direct Sellers have not received any written notice that any property now or previously owned, operated or leased by any Target Company is listed or is proposed for listing on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act, the Comprehensive Environmental Response or the Compensation and Liability Information System List, and (ii) no Liens (other than Permitted Liens) have been filed against any Target Real Property or personal property of any Target Company under any Environmental Law.

(k) To the knowledge of Omega, no underground storage tanks are located at the Target Real Property.

Section 2.16 Intellectual Property.

(a) Section 2.16(a) of the Disclosure Letter contains a true, correct and complete list of all registrations and applications for registration for Patents, Trademarks, Domain Names and Copyrights included in the Target Company Owned IP or Intellectual Property exclusively licensed to any Target Company (together, the “Registered IP”), including (i) the record owner, jurisdiction, registration date and registration and application number and application date of each item, as applicable, and (ii) all Target Company Licensed IP, excluding common commercially available off-the-shelf software. The Target Companies are not, and to the knowledge of Omega, the other parties thereto are not, in violation of any license, sublicense, or other contract to which it is a party or otherwise bound relating to any of the Target Company Licensed IP. Except as set forth in Section 2.16(a) of the Disclosure Letter, the Target Companies are not a party to any contract or commitment to pay a royalty or other fee to use the Target Company Licensed IP.

(b) (i) One of the Target Companies solely and exclusively owns each item of Target Company Owned IP, free and clear of any and all Liens, except for Permitted Liens, (ii) the Target Companies own, or have obtained and possess valid licenses or other rights to, all Intellectual Property necessary for or practiced by the operation of the Business as previously conducted in the past three (3) years and as currently conducted, and (iii) the Target Companies have taken commercially reasonable actions to maintain and protect the material Target Company Owned IP, including making payments of maintenance or similar fees for all such Target Company Owned IP that is Registered IP which were due in the three (3) years prior to the date hereof. All Registered IP is subsisting, valid, enforceable and in full force and effect. No Registered IP is, or has been in the past three (3) years, subject to any interference, derivation, reexamination (including ex parte reexamination, inter partes reexamination, inter partes review or post grant review), cancellation or opposition Action, or any Action alleging that any such Registered IP is invalid or unenforceable. No Target Company has jointly developed or jointly invented any material Intellectual Property with any other Person. The Target Company IP Rights constitute all of the Intellectual Property used in or required for the proper carrying on of the Business as currently conducted.

(c) The Target Companies have taken all commercially reasonable security measures to protect the secrecy and confidentiality of all (i) Trade Secrets included in the Target Company Owned IP and (ii) Trade Secrets provided by a Third Party to the Target Companies under a written obligation of confidentiality, including requiring each Target Company employee and service provider and any other Person with access to such Trade Secrets to execute a binding confidentiality agreement, and, to the knowledge of Omega, there has not been any breach of any such confidentiality agreement by any party to such confidentiality agreements.

(d) All former and current Target Company employees and service providers who have developed, invented or reduced to practice any material Intellectual Property for or on behalf of a Target Company, or who have been engaged to do so, have executed a valid, enforceable written instrument with a Target Company that assigns to such Target Company all of such Person’s right, title and interest in and to any and all such Intellectual Property (except to the extent that such right, title and interest vests initially in a Target Company by operation of Law).

(e) To the knowledge of Omega, no Person is infringing, misappropriating or otherwise violating any Target Company Owned IP. No Target Company is currently infringing, diluting, misappropriating or otherwise violating, or in the past three (3) years has infringed, diluted, misappropriated or otherwise violated, the Intellectual Property of any Third Party, including Target Company IP Rights that are non-exclusively in-licensed. No Action or claim is pending or, to the knowledge of Omega, threatened in writing against a Target Company alleging such infringement, misappropriation or violation, and there has been no such Action or claim pending or, to the knowledge of Omega, threatened in the past three (3) years.

(f) The consummation of the Transactions will not (i) cause or require any Buyer Party or any of its Affiliates or any Target Company to (A) grant to any other Person any license, covenant not to sue, immunity or other right with respect to or under any of such Buyer Party’s or its Affiliates’ Intellectual Property, (B) be obligated to pay any royalties or other amounts, or offer any discounts, to any other Person or (C) become bound or subject to any non-compete or other material restrictions on the operations or scope of their respective businesses, or (ii) adversely impact such Target Company’s right to commercialize the Target Company Owned IP or Target Company Licensed IP.

(g) There are no settlements, covenants not to sue, consents, judgments or Orders or similar obligations that restrict the rights of any Target Company to use any material Target Company Owned IP.

(h) During the past three (3) years, the Target Companies have taken commercially reasonable actions to protect against security breaches of, unauthorized access to or use of, or disruptions to any IT Assets that are under the control of the Target Companies. To the knowledge of Omega, there has been no material failure, outage, interruption or any unauthorized intrusion, access, acquisition, use or breach of security with respect to any such IT Asset, and the Target Companies have employed commercially reasonable disaster recovery and business continuity plans, procedures and facilities for the Business. Except as would not be material to the Target Companies, taken as a whole, the IT Assets (i) perform in conformance with their documentation, specifications and intended purpose, and (ii) are free from any material software defect or error that would reasonably be expected to disrupt the Business. To the knowledge of Omega, except for software license keys and similar devices embodied in third-party software in the ordinary course, the IT Assets do not contain any virus, software routine or hardware component designed to permit unauthorized access or to disable or otherwise harm any computer, systems or software, or any software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than an authorized licensee or owner of the software. Excluding any Contracts entered into with respect to the Overhead and Shared Services, the IT Assets are sufficient to conduct the Business as currently conducted.

(i) (i) Each of the Target Companies is in compliance in all material respects with all applicable Privacy Requirements in connection with the conduct of the Business and (ii) no Actions or claims are pending or, to the knowledge of Omega, threatened against the Target Companies relating to the collection or use of Personal Information in connection with the conduct of the Business.

(j) Except as would not reasonably be excepted to be material to the Target Companies taken as a whole, during the past three (3) years, (i) no Person has gained unauthorized access to, acquired, or engaged in unauthorized processing of any Personal Information or Trade Secrets held by the Target Companies or any other Persons on their behalf (a “Security Breach”) and (ii) the Target Companies have no reason to reasonably suspect a Security Breach has occurred. The Target Companies have used commercially reasonable controls, technologies, processes and practices to detect, identify and remediate Security Breaches.

(k) Except as would not reasonably be expected to be material to the Target Companies taken as a whole, neither the execution, delivery or performance of this Agreement nor the consummation of any of the Transactions will violate any applicable Law with respect to use, transfer, or processing of Personal Information.

(l) No (i) government funding, (ii) facilities of a university, college, other educational institution or research center or (iii) funding from any Persons (other than funds received in consideration for shares in the capital of a Target Company) was used in the development of any Target Company Owned IP.

Section 2.17 Insurance. Section 2.17 of the Disclosure Letter contains a complete and correct list as of the date hereof of all insurance policies by which any Target Company or its respective properties or assets is covered, and copies of such policies (as restated, supplemented, amended or modified) have been made available to the Buyer Parties. Such policies (or their applicable replacements or renewals after the date hereof) are in full force and effect, and all premiums due on such policies have been paid or agreed to be paid. No notice of cancellation, non-renewal, disallowance or reduction in coverage or claim or termination with respect to any such policy has been received in writing by any Target Company and, to the knowledge of Omega, no such action has been threatened. There is no material claim pending by the Business under its insurance policies, and none of the Target Companies is in default in any material respect regarding its obligations under any of such insurance policies. To the knowledge of Omega, all eligible claims covered by any such policy have been properly reported to the applicable insurer as required by such policy.

Section 2.18 Material Contracts.

(a) Section 2.18(a) of the Disclosure Letter (which Section of the Disclosure Letter is organized by the subsections below) sets forth a correct and complete list as of the date hereof of each of the following types of Contracts to which any of the Target Companies is a party or by which its assets are bound (the Contracts that are required to be set forth in Section 2.18(a) of the Disclosure Letter are referred to herein as “Material Contracts”):

(i) any Contract relating to the creation, incurrence, assumption or guarantee of any Indebtedness, or under which any Target Company has granted any Person a security interest in such Target Company’s tangible or intangible assets to secure such Indebtedness, in each case with any outstanding obligations individually in excess of [redacted: value];

(ii) any Contract for the purchase or sale of real property relating to transactions occurring within three (3) years of the date hereof;

(iii) any Contract for capital expenditures under which any of the Target Companies has remaining obligations in excess of [redacted: value] individually;

(iv) any joint venture, strategic partnership, or similar arrangement;

(v) any Contract that purports to limit or restrict any Target Company (or, after the US/NL Closing or the JV Holdco Closing (as applicable), any Buyer Party or its Affiliates) from (A) engaging or competing in any line of business in any geographic location or with any Person or (B) except to the extent set forth in Contracts with suppliers that are entered into in the ordinary course of business or in non-disclosure agreements on customary terms, soliciting or hiring any Person;

(vi) any Contract providing for the purchase or sale of any product or services or purchase of any raw materials pursuant to which any Target Company has received or paid more than [redacted: value] during the twelve (12) month period ended on the date of this Agreement; other than (x) purchase orders entered into in the ordinary course of business and (y) Contracts entered into in the ordinary course of business that can be cancelled by a Target Company without penalty or surviving obligations upon no more than sixty (60) days’ notice;

(vii) any Contract with a “most-favored-nation” pricing provision that purports to limit or restrict any Target Company;

(viii) any Contract with any Governmental Body;

(ix) any Contract providing for (A) the assignment, license, permission to use or covenant not to sue by a Third Party granted to a Target Company of any material Intellectual Property, or any other obligation of a Target Company to compensate any Third Party (including by way of a royalty or commission) for the use of any material Intellectual Property (other than (1) licenses of or grants of rights to Intellectual Property ancillary to commercial agreements entered into in the ordinary course of business, (2) licenses for commercially available or off-the-shelf software (including open source software) or hardware or software-as-a-service agreements or related services agreements that have not been customized for or by any Target Company and (3) standard proprietary information and inventions assignment agreements with customary terms entered into with employees or contractors in connection with their service to the applicable Target Company); (B) the assignment, license, permission to use, or covenant not to sue by any Target Company granted to a Third Party of any Target Company Owned IP (other than any non-exclusive licenses of or grants of rights to Target Company Owned IP ancillary to commercial agreements entered into in the ordinary course of business (“Standard Outbound Licenses”)); or (C) to the extent not included in the foregoing clause (A) or (B), any material restriction on the disclosure, use, license or transfer of Target Company Owned IP (other than Standard Outbound Licenses);

(x) any Contract with respect to an Existing Guarantee;

(xi) any Contract with respect to which any of the Target Companies is or will be required to assume the guaranty obligations or

Indebtedness, trade accounts payable, or other liabilities or obligations of any Related Person upon the US/NL Closing, the JV Holdco Closing or thereafter;

(xii) any Collective Bargaining Agreement;

(xiii) any employment agreements with a current officer, director or employee (A) whose annual compensation exceeds or is reasonably expected to exceed [redacted: value] and (B) which commits Omega or any Target Company to severance, termination, change in control, options or equity-based compensation, benefits or compensation which become payable upon the consummation of the transactions contemplated herein (whether directly or following the occurrence of a subsequent event);

(xiv) any Contracts with any Significant Customer or Significant Supplier;

(xv) any Contracts relating to the disposition or acquisition of any business (whether by merger, sale or purchase of assets, sale or purchase of stock or equity ownership interests or otherwise);

(xvi) any leases (other than Target Real Property Leases) pursuant to which any Target Company has received or paid more than [redacted: value]during the twelve (12) month period ended on the Unaudited Balance Sheet Date;

(xvii) except for purchase and sale contracts entered into in the ordinary course of business, any Contracts (A) pursuant to which a Target Company has agreed to transact business exclusively with another Person in any manner, including in any geography or time period after the US/NL Closing or JV Holdco Closing, (B) containing “take or pay,” “requirements” or other similar provisions obligating a Person to provide the quantity of goods or services required by another Person, in each case that are not terminable upon ninety (90) days’ (or less) notice without penalty to the applicable Target Company, (C) that contain minimum volume purchase commitments pursuant to which any Target Company is obligated to pay more than [redacted: value]in any fiscal year or (D) for the purchase of renewable natural gas to which any Target Company has paid more than [redacted: value] during the twelve (12) month period ended on the date of this Agreement;

(xviii) any Contract under which any of the Target Companies has loaned any amount to any Person, other than advances to employees for business-related expenses in the ordinary course of business and in respect of trade receivables;

(xix) any Contract with any professional employer organization, personnel staffing organization, employee leasing organization or other entity that provides personnel services or other employment related or employee benefit related services to any Target Company;

(xx) any Contract relating to the purchase or sale of any asset by or to, or the performance of any services by or for, any Related Person;

(xxi) the Shared Services Agreement; and

(xxii) the Transition Services Agreement.

(b) Each Material Contract is a valid and binding agreement and in full force and effect, except, after the date of this Agreement, for terminations in compliance with this Agreement, or expirations at the end of the stated term. No Target Company, and to the knowledge of Omega, no other party to any Material Contract, is in material breach of or material default under any Material Contract. No material payment or other obligation of any Target Company is past due under any Material Contract, except where any such payment may be disputed in good faith or in accordance with the terms of the applicable Material Contract. No Target Company (i) has received any written or, to the knowledge of Omega, verbal notice of any breach of or violation or default under any Material Contract or (ii) has received any written or, to the knowledge of Omega, verbal notice of the intention of the other party or parties to any such Material Contract to exercise any rights such party has to cancel, terminate or repudiate such Material Contract. To the knowledge of Omega, no event has occurred or circumstance exists which, individually or together with other events, would reasonably be expected to result in a material breach of, material default under or cancellation, termination or repudiation of any such Material Contract. The consummation of any of the Transactions will not affect the enforceability against any Person of any Material Contract. Each Material Contract is enforceable by a Target Company in accordance with its terms, subject to the Enforceability Exceptions. A true, correct and complete copy of each Material Contract (including all modifications and amendments thereto and waivers thereunder) has been made available to each Buyer Party. There are no Contracts with a Third Party in effect to which both an Omega Company, on the one hand, and a Target Company, on the other hand, are party (excluding the Shared Services Agreements, the Transition Services Agreement and those that relate to Overhead and Shared Services).

(c) Excluding any Contracts entered into with respect to the Overhead and Shared Services, Intellectual Property, the Intercompany Obligations, any Related Party Transactions, the N-7 Agreements, the Shared Services Agreements, and the Transition Services Agreement, there are no Contracts entered into by Omega with a Third Party that relate both to the Business and the retained business of Omega and its Subsidiaries.

Section 2.19 Real Property Matters.

(a) Section 2.19(a) of the Disclosure Letter lists, and includes the address or similar location description of, all real property that any Target Company owns in fee (or the jurisdictional equivalent) (collectively, the “Target Owned Real Property”) and, for each of those properties, the title holder of such property.

(b) The Target Companies are in possession of the Target Owned Real Property and own legal and valid fee simple title (or the jurisdictional equivalent) to the Target Owned Real

Property free and clear of any Liens, other than Permitted Liens. With respect to the Target Owned Real Property: (i) there is a validly existing title policy for each Target Owned Real Property and true and complete copies of all such title policies have been delivered to each Buyer Party; (ii) there are no Actions in eminent domain or other similar customs pending or, to the knowledge of Omega, threatened that would have an adverse effect on the use or operation of the Target Owned Real Property; (iii) the present use and operation of the Target Owned Real Property does not violate any instrument of record or agreement affecting the Target Owned Real Property; (iv) neither Omega nor any Target Company has received any written notice of violation or claimed violation of any applicable building, zoning, subdivision and other land use or similar Law in connection with the use or operation of the Target Owned Real Property; (v) all facilities of the Target Companies located on the Target Owned Real Property are supplied with utilities and other services necessary for the operation of such facilities as presently operated, and all of such services are adequate to continue the operation of such facilities as currently conducted or as reasonably contemplated to be conducted and/or the operation of the Business; (vi) no written notice of any increase in the assessed valuation of the Target Owned Real Property and no written notice of any contemplated special assessment has been received by Omega or any Target Company and, to the knowledge of Omega, there is no threatened special assessment pertaining to any of the Target Owned Real Property; (vii) except for any Permitted Liens, there are no Contracts granting to any Person, other than the Target Companies, the right to use or occupy any portion of the Target Owned Real Property; and (viii) there are no Persons other than the Target Companies in possession of the Target Owned Real Property.

(c) Section 2.19(c) of the Disclosure Letter lists all real property that is leased, subleased or licensed or otherwise used or occupied (but not owned) by any Target Company (collectively, the “Target Leased Real Property” and, together with the Target Owned Real Property, the “Target Real Property”) and, for each of those properties, identifies the lease, sublease, license, easement or occupancy agreement, as applicable, and all amendments thereto (each, a “Target Real Property Lease”), the counterparty to the Target Real Property Lease and either the street address of such property or the legal description of such property. A true, correct and complete copy of each Target Real Property Lease has been made available to the Buyer Parties and, as of the date hereof, no changes have been made to any Target Real Property Lease since the date of such delivery. All of the Target Leased Real Property is used or occupied by the applicable Target Company pursuant to a Target Real Property Lease.

(d) The Target Companies have valid leasehold (or, as applicable, license, other contractual or easement) interests in the Target Leased Real Property, free and clear of any Liens, other than Permitted Liens. Each Target Real Property Lease is in full force and effect. Each Target Real Property Lease is a valid, binding and enforceable obligation of the applicable Target Company and, to the knowledge of Omega, the other parties thereto, subject in each instance to the Enforceability Exceptions. There are no existing defaults by the Target Companies or, to the knowledge of Omega, the lessor under any of the Target Real Property Leases. Neither Omega nor any of the Target Companies has received any written or, to the knowledge of Omega, verbal notice of default under any Target Real Property Lease. Neither Omega nor any of the Target Companies has received written or, to the knowledge of Omega, verbal notice of the intention of the other party or parties to any Target Real Property Lease to exercise any rights such party has to cancel, terminate or repudiate such Target Real Property Lease. To the knowledge of Omega, no event has occurred or circumstance exists that (with notice or lapse of time, or both) would reasonably be expected to constitute a breach or default under, or cancellation, termination or repudiation of any of the Target Real Property Leases by any Person or give any Person the right to terminate, accelerate or modify any Target Real Property Lease. None of the Target Companies has sublet as sublessor, and no Person (other than the Target Companies) is in possession of, any of the Target Leased Real Property. The Target Leased Real Property is (i) in good condition and repair (subject to normal wear and tear); (ii) sufficient for the operation of the Target Leased Real Property as it is currently conducted or as reasonably contemplated to be conducted and/or the operation of the Business; and (iii) being maintained by the applicable Target Company in accordance with the applicable Target Real Property Lease. With respect to the Target Leased Real Property: (w) there are no Actions in eminent domain or other similar customs pending or, to the knowledge of Omega, threatened that would have an adverse effect on the use or operation of the Target Leased Real Property; (x) the present use and operation of the Target Leased Real Property does not violate any instrument of record or agreement affecting the Target Leased Real Property; (y) neither Omega nor any Target Company has received any written notice of violation or claimed violation of any applicable building, zoning, subdivision and other land use or similar Law in connection with the use or operation of the Target Leased Real Property; and (z) all facilities of the Target Companies located on the Target Leased Real Property are supplied with utilities and other services necessary for the operation of such facilities as presently operated, and all of such services are adequate to continue the operation of such facilities as currently conducted or as reasonably contemplated to be conducted and/or the operation of the Business. There are no Target Real Property Leases in effect to which both an Omega Company, on the one hand, and a Target Company, on the other hand, are party.

(e) To the knowledge of Omega, there is not now pending nor contemplated any reassessment of any parcel included in the Target Real Property that could result in a change in the rent, additional rent or other sums and charges payable by the Target Companies under any agreement relating to the Target Real Property.

(f) There is no pending condemnation, expropriation, eminent domain or similar proceeding affecting all or any portion of the Target Real Property. Neither Omega nor the Target Companies have received any written notice or oral notice of any such proceeding, and, to the knowledge of Omega, no such proceeding is contemplated.

(g) (i) There are no material defects in, mechanical failure of or damage to the Target Real Property; (ii) all of the building systems located at or on the Target Real Property, including the mechanical, electrical and HVAC systems serving the Target Real Property, are in good working condition; (iii) the Target Companies are not experiencing any disruptions to their operations arising out of any recurring loss of electrical power or other utilities, flooding, limitations to access to public and private sewer and water or restrictions on septic service; (iv) none of the driveways, parking areas or loading docks located at the Target Real Property are shared with any Person nor subject to any easement or common use agreements; and (v) all of the streets, roads and avenues adjoining or adjacent to the Target Real Property are publicly owned and maintained without assessment or charge to the Target Companies.

Section 2.20 Corruption; Sanctions.

(a) During the past five (5) years, neither any Target Company, nor any director or officer, nor, to the knowledge of Omega, employee, representative, or other Person that acts for or on behalf of any Target Company, is or has been in violation of the Anti-Corruption Laws. Neither any Target Company, nor any officer, director, nor, to the knowledge of Omega, employee, representative, or other Person that acts for or on behalf of any Target Company, has at any time in the past five (5) years made any unlawful payment or given, offered, promised, or authorized or agreed to give, any money or thing of value, directly or indirectly, to any Government Official, in each case, in violation of any Anti-Corruption Laws.

(b) Neither any Target Company, nor any director or officer, nor, to the knowledge of Omega, employee, representative, or other Person that acts for or on behalf of any Target Company, is (i) a Sanctioned Person; (ii) located, organized or resident in a Sanctioned Country; or (iii) engaged in any dealings or transactions with, involving or for the benefit of any Sanctioned Person or in or with any Sanctioned Country, in each case, in violation of applicable Sanctions. During the past five (5) years, no Target Company has been in violation of applicable Sanctions.

(c) The Target Companies and each of their directors, officers and employees are, and for the past five (5) years have been, in compliance with all Trade Compliance Laws.

(d) During the past five (5) years, no Target Company (i) has been the subject of any Actions related to Anti-Corruption Laws, Trade Compliance Laws or Sanctions; (ii) has made any voluntary or involuntary disclosure to any Governmental Body under the Trade Compliance Laws, Sanctions or Anti-Corruption Laws; (iii) has been the subject of any actual or threatened inquiries, investigations, or enforcement Actions regarding non-compliance with Trade Compliance Laws, Sanctions or Anti-Corruption Laws; or (iv) has been the subject of any assessed fine or penalty or warning letter by, in each case, a Governmental Body with regard to non-compliance with Trade Compliance Laws, Sanctions or Anti-Corruption Laws.

Section 2.21 Transactions with Certain Persons. No current or former Related Person (a) is a party to any current Contract or material business arrangement with or binding upon any Target Company, other than any Charter Documents of the Target Companies, any Target Benefit Plans, Overhead and Shared Services, the Shared Services Agreements, the Transition Services Agreement, Intercompany Obligations, N-7 Agreements and any Transaction Documents, (b) owns any direct or indirect interest in any material asset or property or material right, tangible or intangible, that is owned or used in the Business or (c) has any material interest in any significant customer, significant supplier, material lessor or creditor of the Business (other than N-7) (each, a “Related Party Transaction”).

Section 2.22 No Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission from the Target Companies in connection with the Transactions.

Section 2.23 Significant Customers and Suppliers.

(a) Section 2.23(a) of the Disclosure Letter sets forth the names of the twenty (20) largest customers (consolidating into a single customer all affiliated customers and divisions of customers) of the Target Companies and the Company Joint Venture Entities, taken as a whole (measured by the value of collections and accounts receivable for the Target Companies by such customer) for the twelve (12) month period ended on June 30, 2024 (such period, the “Measurement Period” and such customers, collectively, the “Significant Customers”), together with the amount of collections and accounts receivable generated by each Significant Customer during the Measurement Period. No Target Company has received any written notice that any Significant Customer will, and, to the knowledge of Omega, no Significant Customer intends to, cease purchasing from such Target Company or otherwise terminate its relationship with such Target Company or to reduce, in any material respect, the amount of or change, in any material respect, the terms of such purchases that were applicable during the twelve (12) month period ended on the Unaudited Balance Sheet Date. During the past three (3) years, there have been no material disputes between any Target Company, on the one hand, and a Significant Customer, on the other hand.

(b) Section 2.23(b) of the Disclosure Letter sets forth the names of the twenty (20) largest suppliers of products, services or raw materials (consolidating into a single supplier all affiliated suppliers and divisions of suppliers) of the Target Companies and the Company Joint Venture Entities, taken as a whole (measured by the value of payments made by or on behalf of the Target Companies to such suppliers) for the Measurement Period (collectively, the “Significant Suppliers”), together with the amount paid to each Significant Supplier during the Measurement Period. No Target Company has received any written notice stating that any Significant Supplier will, and to the knowledge of Omega, no Significant Supplier intends to, cease selling to such Target Company or otherwise terminate its relationship with such Target Company or intends to alter, in any material respect, the amount of or change, in any material respect, the terms of such sales that were applicable during the twelve (12) month period ended on the Unaudited Balance Sheet Date. During the three (3) years prior to the execution of this Agreement, there have been no material disputes between any Target Company and a Significant Supplier.

Section 2.24 Recalls; Product Liability. Section 2.24 of the Disclosure Letter identifies each product recall (whether voluntary or compulsory, other than recalls by any repackager of such product) and the circumstances surrounding each such recall, involving any product sold, leased, licensed, provided or delivered by a Target Company in the last three (3) years. No product sold, leased, licensed, provided or delivered by or on behalf of a Target Company is currently subject to a recall required by any Governmental Body, and the Target Companies do not have any plans to initiate a voluntary product recall relating to any product sold, leased, licensed, provided or delivered by a Target Company. There are no existing or, to the knowledge of Omega, threatened, product liability, warranty or other similar claims against the Target Companies alleging that any product sold by a Target Company is defective or fails to meet any product or service warranties or guaranties.

Section 2.25 Inventory. The inventory (including raw materials, spare parts, supplies, work in process and finished goods inventory) of the Business is (a) adequate in relation to the current trading requirements of the Business and each Target Company and (b) of a quality capable of being used or sold in the ordinary course of business.

Section 2.26 Bank Accounts. Section 2.26 of the Disclosure Letter sets forth the names of all financial institutions or Persons which are depositories of the funds of any Target Company, the accounts established at such depositories, the names of all Persons authorized to draw or sign checks or drafts upon the accounts established in such depositories, the name of any depositories or other organization in which any Target Company has a safe deposit box, and the names of the Persons having access thereto.

Section 2.27 Securities Laws. Each of Omega and the Direct Sellers is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act. Each of Omega and the Direct Sellers is acquiring the US/NL Equity Consideration Shares and the JV Holdco Equity Consideration Shares for its own account for investment only and not with a view to, or for offer or sale in connection with, any distribution thereof in violation of the registration requirements under Applicable Securities Laws.

Section 2.28 DISCLAIMER. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN OR OTHERWISE: (A) THE REPRESENTATIONS AND WARRANTIES OF OMEGA AND THE DIRECT SELLERS SET FORTH IN ARTICLE II (AS QUALIFIED BY THE DISCLOSURE LETTER) OR IN THE OFFICER’S CERTIFICATE DELIVERED TO PARENT PURSUANT TO SECTION 6.2(d) OR IN ANY OTHER TRANSACTION DOCUMENT, ARE AND SHALL CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES MADE WITH RESPECT TO OMEGA, THE DIRECT SELLERS, THE TARGET COMPANIES AND THE BUSINESS IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS, AND (B) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES REFERRED TO IN CLAUSE (A) ABOVE, NONE OF OMEGA, ITS SUBSIDIARIES (INCLUDING THE DIRECT SELLERS OR THE TARGET COMPANIES), ANY OMEGA RELATED PARTY OR ANY OTHER PERSON HAS MADE OR IS MAKING ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, STATUTORY OR OTHERWISE, OF ANY NATURE, INCLUDING WITH RESPECT TO ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE VALUE, MERCHANTABILITY, QUALITY, QUANTITY, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE BUSINESS OR THE ASSETS OF THE TARGET COMPANIES OR THE BUSINESS. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN OR OTHERWISE, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE II (AS QUALIFIED BY THE DISCLOSURE LETTER) OR IN THE OFFICER’S CERTIFICATE DELIVERED TO PARENT PURSUANT TO SECTION 6.2(d) OR IN ANY OTHER TRANSACTION DOCUMENT, ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, OF ANY NATURE, INCLUDING WITH RESPECT TO ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE VALUE, MERCHANTABILITY, QUALITY, QUANTITY, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE BUSINESS OR THE ASSETS OF THE TARGET COMPANIES, ARE HEREBY EXPRESSLY DISCLAIMED. EACH BUYER PARTY REPRESENTS, WARRANTS, COVENANTS AND AGREES, ON BEHALF OF ITSELF AND THE BUYER RELATED PARTIES (1) THAT IN DETERMINING TO ENTER INTO THIS AGREEMENT AND CONSUMMATE THE TRANSACTIONS, IT IS NOT RELYING UPON, AND HAS NOT BEEN INDUCED BY, ANY REPRESENTATION OR WARRANTY MADE OR PURPORTEDLY MADE BY OR ON BEHALF OF ANY PERSON, OTHER THAN THOSE

MADE BY OMEGA AND THE DIRECT SELLERS AS SET FORTH IN ARTICLE II (AS QUALIFIED BY THE DISCLOSURE LETTER) OR IN THE OFFICER’S CERTIFICATE DELIVERED TO PARENT PURSUANT TO SECTION 6.2(d) OR IN ANY OTHER TRANSACTION DOCUMENT, (2) THAT NEITHER PARENT NOR ANY BUYER RELATED PARTY WILL HAVE ANY RIGHT OR REMEDY (AND NONE OF OMEGA OR ITS SUBSIDIARIES OR ANY OMEGA RELATED PARTY SHALL HAVE ANY LIABILITY WHATSOEVER) ARISING OUT OF ANY REPRESENTATION OR WARRANTY MADE OR PURPORTEDLY MADE BY OR ON BEHALF OF ANY PERSON OTHER THAN THE REPRESENTATIONS AND WARRANTIES MADE IN ARTICLE II (AS QUALIFIED BY THE DISCLOSURE LETTER) OR IN THE OFFICER’S CERTIFICATE DELIVERED TO BUYER PURSUANT TO SECTION 6.2(d) OR IN ANY OTHER TRANSACTION DOCUMENT, AND (3) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES MADE IN ARTICLE II (AS QUALIFIED BY THE DISCLOSURE LETTER) OR IN THE OFFICER’S CERTIFICATE DELIVERED TO PARENT PURSUANT TO SECTION 6.2(d) OR IN ANY OTHER TRANSACTION DOCUMENT, BUYERS SHALL ACQUIRE THE TARGET COMPANIES AND THEIR RESPECTIVE ASSETS WITHOUT ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, IN AN “AS IS” CONDITION AND ON A “WHERE IS” BASIS AND “WITH ALL FAULTS”. NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS AGREEMENT SHALL RESTRICT OR IMPAIR ANY CLAIM ARISING OUT OF OR RELATING TO FRAUD.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND THE BUYERS

Except as set forth in the corresponding section of the disclosure letter delivered to Omega and the Direct Sellers by Parent at the execution of this Agreement (the “Parent Disclosure Letter”), each of Parent and each Buyer each represents and warrants to each of Omega and the Direct Sellers as of the date hereof and as of each of the US/NL Closing Date and the JV Holdco Closing Date that:

Section 3.1 Existence; Good Standing; Corporate Authority. Parent is a corporation formed under the laws of Canada, the US Buyer is a Delaware corporation and the NL Buyer is a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the Laws of the Netherlands. Each Buyer Party is duly organized, validly existing and, to the extent such concept or a similar concept exists in the relevant jurisdiction, is in good standing under the Laws of its jurisdiction of organization or incorporation (as applicable). Each Buyer Party has all requisite corporate or similar organizational power and authority to enter into this Agreement, carry out its obligations hereunder and consummate the Transactions.

Section 3.2 Authorization, Validity and Effect of Agreements. The execution and delivery of, and the performance of its obligations under, the Transaction Documents to which it is a party, and the consummation by each Buyer Party of the Transactions, have been duly authorized by all requisite corporate or similar organizational action on behalf of such Buyer Party. Assuming the Transaction Documents constitute the valid and legally binding obligations of the other parties thereto, the Transaction Documents to which it is a party constitute the valid and legally binding obligations of such Buyer Party, enforceable against such Buyer Party in accordance with their terms, subject to the Enforceability Exceptions.

Section 3.3 No Conflict.

(a) Neither the execution and delivery by any Buyer Party of, or the performance by such Buyer Party of its obligations under, the Transaction Documents to which it is a party, nor, subject to the filings and other matters referred to in Section 3.3(b), the consummation of the Transactions by such Buyer Party in accordance with the terms hereof will: (i) result in a material breach of any provisions of the Charter Documents of such Buyer Party; (ii) result in a material violation or result in a material breach of any provision of, result in any acceleration of any rights or obligations under, constitute a material default under, give others any right of acceleration, termination or cancellation, or otherwise result in the triggering of payments or the creation of a Lien under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, concession, franchise, permit, lease, Contract, joint venture or other instrument or obligation to which such Buyer Party or any Subsidiary of such Buyer Party is a party; or (iii) result in a violation of any provision of any Law binding upon or applicable to such Buyer Party or any Subsidiary of such Buyer Party, except as, in the case of matters described in clause (ii) or (iii), individually or in the aggregate, would not reasonably be expected to prevent or materially impair or delay the consummation of the Transactions.

(b) Except for the consents, approvals and notices listed in Section 3.3(b) of the Parent Disclosure Letter and the Governmental Approvals obtained through the Required Regulatory Filings, neither the execution and delivery by any Buyer Party of, nor the performance by such Buyer Party of its respective obligations under, the Transaction Documents to which it is a party, nor the consummation of the Transactions by such Buyer Party in accordance with the terms hereof will require any consent or approval of, or any filings with, or any declarations or notices to, any Governmental Body, except where the failure to obtain any such consent or approval, make any such filing, or provide any such declaration or notice, would not reasonably be expected to prevent or materially impair or delay the consummation of the Transactions.

(c) No vote, authorization or approval of the holders of any class or series of capital stock of Parent is necessary to adopt or enter into this Agreement, approve the Transactions or issue and deliver the US/NL Equity Consideration Shares and the JV Holdco Equity Consideration Shares pursuant to this Agreement.

(d) Parent has, or will have prior to the US/NL Closing, taken all necessary action so that, no “business combination”, “moratorium”, “fair price”, “control share acquisition” or other similar anti-takeover statute or regulation, nor any takeover-related provision in Parent’s Charter Documents, would (i) prohibit or restrict Parent’s ability to perform its obligations under this Agreement or any other Transaction Document or its ability to consummate the Transactions, (ii) have the effect of invalidating or voiding this Agreement or any other Transaction Document, or any provision hereof or thereof, or (iii) subject Omega or any Direct Seller to any impediment or condition in connection with the exercise of any of their respective rights under this Agreement or any other Transaction Document.

Section 3.4 Absence of Litigation. As of the date hereof, there are no (a) Actions pending, or to the knowledge of any Buyer Party, threatened in writing, against any Buyer Party, or (b) Orders outstanding, in each case, that challenge, or could reasonably be expected to have the effect of preventing, materially delaying or making illegal the consummation of the Transactions.

Section 3.5 Absence of Certain Changes of Parent.

(a) Since December 31, 2023 until the date of this Agreement, except for the Transactions, Parent and its Subsidiaries have conducted their business in all material respects in the ordinary course of business.

(b) Since December 31, 2023 until the date of this Agreement, there has been no Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 3.6 Available Funds. Parent will have, readily available as of the US/NL Closing and the JV Holdco Closing (as applicable), sufficient cash or other sources of immediately available funds to consummate the Transactions, including to pay the US/NL Closing Payment Amount, the JV Holdco Closing Payment Amount, any Estimated Transaction Expenses and any other amounts required to be paid by the Buyer Parties in connection with the consummation of the Transactions.

Section 3.7 Solvency. Parent is not entering the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of Parent or any of its Affiliates. Immediately after giving effect to the Transactions, assuming the accuracy of the representations and warranties set forth in Article II, Parent, the Buyers and each of their Subsidiaries (including the Target Companies) shall be Solvent.

Section 3.8 Capitalization; Equity Consideration Shares.

(a) The authorized share capital of Parent consists of an unlimited number of Parent Shares and 25,000,000 preferred shares without nominal or par value. As of the date of this Agreement, (i) 67,387,492 Parent Shares were issued and outstanding, (ii) nil preferred shares in the capital of Parent were issued and outstanding, and (iii) 1,911,160 options to acquire Parent Shares were outstanding pursuant to the Stock Option Plan 2017 of Parent (the “Parent Stock Option Plan”). As of the date hereof, no Parent Shares are reserved for issuance, except that 4,189,460 Parent Shares are reserved for issuance pursuant to the Parent Stock Option Plan. All of the issued and outstanding Parent Shares have been, and all Parent Shares that may be issued pursuant to the Parent Stock Option Plan will be when issued in accordance with the terms thereof, duly authorized and validly issued and are, or will be when issued, fully paid, nonassessable and free of preemptive rights.

(b) Except as described in Section 3.8(a), there are no outstanding shares, options, stock appreciation rights, restricted stock units, phantom awards, performance awards, other compensatory equity-based awards, warrants, conversion rights, calls, subscriptions, convertible securities, redemption rights or other rights, Contracts or commitments, in each case, pursuant to which Parent is or may be obligated to issue, sell or deliver any Parent Shares from

Parent’s treasury shares or any other securities of Parent or any securities obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Parent, and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no outstanding contractual obligations of Parent (i) affecting the voting rights of, (ii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iii) requiring the registration for sale of, or (iv) granting any pre-emptive, top-up or other antidilutive rights with respect to, any Parent Shares or any other securities of Parent.

(c) All US/NL Equity Consideration Shares and JV Holdco Equity Consideration Shares will, when issued in accordance with the terms of this Agreement, be duly authorized, validly issued, fully paid and nonassessable shares in the capital of Parent. The US/NL Equity Consideration Shares and the JV Holdco Equity Consideration Shares to be issued pursuant to this Agreement, when issued, will be issued in compliance with applicable securities Laws and other applicable Laws and all requirements set forth in applicable Contracts. At the US/NL Closing, Omega (or its designees pursuant to Section 1.7(e)) shall acquire good and valid title to the US/NL Equity Consideration Shares, not subject to any option, call, pre-emptive, subscription or other similar rights and free and clear of all Liens other than restrictions on transfer arising under applicable securities Laws. At the JV Holdco Closing, Omega (or its designees pursuant to Section 1.8(e)) shall acquire good and valid title to the JV Holdco Equity Consideration Shares, not subject to any option, call, pre-emptive, subscription or other similar rights and free and clear of all Liens other than restrictions on transfer arising under applicable securities Laws. The issuance, sale and Transfer of the US/NL Equity Consideration Shares or the JV Holdco Equity Consideration Shares are not subject to any pre-emptive rights, rights of first refusal or other similar rights to subscribe for or purchase the US/NL Equity Consideration Shares or the JV Holdco Equity Consideration Shares and will not result in a right of any holder of Parent’s securities to adjust the exercise, conversion, exchange or reset price under, and will not result in any other anti-dilution or other adjustments (automatic or otherwise) under, any securities of Parent.

Section 3.9 Internal Controls.

(a) Parent and its Subsidiaries have designed and maintained a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) that is in all material respects sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian IFRS.

(b) Except as would not reasonably be expected to have a Parent Material Adverse Effect, the “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act and National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Parent are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act and applicable Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and the applicable Canadian Securities Regulatory Authorities, and that all such information is accumulated and communicated to the chief executive officer and chief financial officer of Parent as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under the Exchange Act and applicable Canadian Securities Laws with respect to such reports. Except as would not reasonably be expected to have a Parent Material Adverse Effect, Parent has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s outside auditors and the audit committee of the board of directors of Parent (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act and National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information, and (ii) any fraud that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.

Section 3.10 Securities Law Matters.

(a) Parent is a “reporting issuer” or equivalent thereof and not on the list of reporting issuers in default under Canadian Securities Laws in each of the provinces and territories of Canada in which such concept exists and is not in default of any material requirements of the rules and regulations of TSX and Nasdaq. Parent is subject to the reporting requirements of Section 13 of the Exchange Act and Parent is not in default in any material respect of its obligations as such. No delisting, suspension of trading in or cease trading order with respect to any of its securities and, to the knowledge of Parent, no inquiry or investigation of any Canadian Securities Regulatory Authority or the SEC, is pending, in effect or ongoing or threatened. Parent Shares are listed on TSX and Nasdaq and trading of Parent Shares is not currently halted or suspended.

(b) The documents comprising the Parent Filings that were required to be filed pursuant to Applicable Securities Laws comply as filed or furnished in all material respects with the requirements of Applicable Securities Laws and, where applicable, the rules, policies and requirements of TSX and Nasdaq and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation. Since January 1, 2022, Parent has complied and is in compliance with Applicable Securities Laws and the rules, policies and requirements of TSX and Nasdaq in all material respects. Since January 1, 2022, Parent has timely filed with the Canadian Securities Regulatory Authorities and the SEC all material forms, reports, schedules, certifications, statements and other documents required to be filed by it under Applicable Securities Laws and where applicable, the rules, policies and requirements of TSX and Nasdaq. To Parent’s knowledge, neither Parent nor any of the Parent Filings are the subject of any ongoing audit, review, comment or investigation by any Canadian Securities Regulatory Authority or the SEC, or in the case of Parent, TSX or Nasdaq.

(c) Parent is not subject to any cease trade or other order of TSX, Nasdaq or any Canadian Securities Regulatory Authority or the SEC and, to the knowledge of Parent, no investigation or other proceedings involving Parent that may operate to prevent or restrict trading of any securities of Parent are currently in progress or pending before TSX, Nasdaq or any Canadian Securities Regulatory Authority or the SEC.

(d) Parent is a “foreign private issuer” within the meaning of Rule 405 of Regulation C under the Securities Act and Rule 3b-4 under the Exchange Act and is eligible to make filings with the SEC pursuant to the U.S./Canada Multijurisdictional Disclosure System.

(e) As of the date hereof, Parent is not in possession of any material non-public information, other than in respect of this Agreement and the Transactions.

Section 3.11 Financial Statements. Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Parent Filings (the “Parent Financial Statements”) was prepared in accordance with Canadian IFRS throughout the period indicated (except as may be indicated in the notes thereto and except that financial statements included with interim reports do not contain all notes to such financial statements) and each fairly presented in all material respects the consolidated financial position, results of operations and changes in shareholders’ equity and cash flows of Parent and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited financial statements, to normal year-end adjustments which are not expected, individually or in the aggregate, to be material).

Section 3.12 Absence of Undisclosed Liabilities of Parent. None of Parent or any of its Subsidiaries has any liabilities that would be required by Canadian IFRS to be reflected on a balance sheet (including the notes thereto) prepared in accordance with Canadian IFRS, except for liabilities: (a) reflected on or reserved against in the Parent Financial Statements (including the notes thereto), (b) incurred since June 30, 2024, in the ordinary course of business, none of which relates to Parent’s or its applicable Subsidiaries’ (i) breach of Contract, (ii) tort, (iii) infringement or (iv) violation of Law, (c) to perform future obligations under existing Contracts to which Parent or any of its Subsidiaries is party, (d) arising from the Transactions or pursuant to the Transaction Documents or (e) that would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

Section 3.13 No Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions for which Omega, the Direct Sellers, the Target Companies or any of their Affiliates may become liable, based upon arrangements made by or on behalf of any Buyer Party.

Section 3.14 Sanctions. No Buyer Party is a Sanctioned Person. No funds used for any payments by any Buyer Party pursuant to this Agreement shall be derived directly or knowingly indirectly from (a) a Sanctioned Person in a manner that would cause a violation of applicable Sanctions by Omega or the Direct Sellers; or (b) illegal activity.

Section 3.15 Investment Purpose. Each Buyer is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act. Each Buyer is acquiring the Purchased Equity Interests solely for its own account for investment only and not with a view to, or for offer or sale in connection with, any distribution thereof in violation of the registration requirements of the Securities Act. Each Buyer acknowledges that the Purchased Equity Interests are not registered under the Securities Act, or any state securities laws, and that the Purchased Equity Interests may not be transferred or sold except pursuant to the registration provisions of the

Securities Act or pursuant to an applicable exemption therefrom and subject to state securities Laws and regulations, as applicable.

Section 3.16 Due Diligence Review; No Other Representations. Each Buyer Party acknowledges, covenants and agrees on behalf of itself and each Buyer Related Party: (a) that it has completed to its satisfaction its own due diligence investigation, and based thereon, formed its own independent judgment with respect to the Target Companies and the Business; (b) that, to the knowledge of each Buyer Party, it has been furnished with or given reasonable access to such documents and information about the Target Companies and the Business as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement and the Transactions; (c) that in entering into this Agreement, it has relied solely upon its own investigation and analysis and the representations and warranties of Omega and the Direct Sellers contained in Article II (as qualified by the Disclosure Letter) or in the officer’s certificate delivered to Parent pursuant to Section 6.2(d); (d) that other than the representations and warranties of Omega and the Direct Sellers contained in Article II (as qualified by the Disclosure Letter), in any other Transaction Document or in the officer’s certificate delivered to Parent pursuant to Section 6.2(d), no representation or warranty has been or is being made by Omega, the Direct Sellers, a Target Company or any other Person as to any of the matters contemplated hereby or as to the accuracy or completeness of any information provided or made available to the Buyer Parties or any of their respective Representatives, and Parent and each Buyer Party expressly disclaims any reliance upon, any other express or implied representation, warranty or other statement with respect to the Target Companies or the Business (including any implied warranties that may otherwise be applicable because of the provisions of the Uniform Commercial Code or any other applicable Law, including the warranties of merchantability and fitness for a particular purpose); and (e) there are uncertainties inherent in attempting to make estimates, projections, forecasts, plans, budgets and similar materials and information, and Parent and each Buyer Party is familiar with such uncertainties. Except for the representations and warranties expressly set forth in Article II (as qualified by the Disclosure Letter) or in the officer’s certificate delivered to Parent pursuant to Section 6.2(d), (i) each Buyer Party is taking full responsibility for making its own evaluations of the adequacy and accuracy of any and all estimates, projections, forecasts, plans, budgets and other materials or information that may have been delivered or made available to it or any Buyer Related Party, and (ii) no Buyer Party or Buyer Related Party has relied on such information in entering into this Agreement. Notwithstanding the foregoing, nothing in this Agreement shall restrict or impair any claim arising out of or relating to Fraud.

ARTICLE IV

COVENANTS AND AGREEMENTS OF THE PARTIES

Section 4.1 Conduct of Omega Business Pending Closing.

(a) From the date of this Agreement until the earlier of (x) the later of the US/NL Closing Date, the JV Holdco Closing Date and the JV Call Option End Date and (y) the date on which this Agreement is terminated pursuant to Section 7.1 (the “Pre-Closing Period”), except as (i) set forth in Section 4.1 of the Disclosure Letter, (ii) required or expressly contemplated by this Agreement (including as reasonably necessary to effect the Restructuring), (iii) required by Law (including any Exigency Measures) or Order, or (iv) Parent shall have consented to in writing (such consent not to be unreasonably withheld, conditioned or delayed), each of Omega and the Direct Sellers shall, and shall cause each of the Target Companies to, conduct the Business in the ordinary course of business and use commercially reasonable efforts to (A) preserve the business operations, organization and goodwill of the Target Companies, (B) maintain insurance policies for the benefit of the Business with materially comparable coverage as the insurance set forth on Section 2.17 of the Disclosure Letter, and (C) preserve relationships with customers, suppliers, employees and others having business relations with the Target Companies. Furthermore, Omega and the Direct Sellers shall cause each of the Target Companies to make the capital expenditures reflected in the Capex Budget in all material respects in the amounts and on the timeline consistent with the Capex Budget. Notwithstanding anything to the contrary in this Agreement (including this Section 4.1), (w) the Omega Companies and the Target Companies may provide funding to any Target Companies in the form of Indebtedness (so long as such Indebtedness is extinguished and repaid prior to the US/NL Closing without any further liability (including Tax liability (other than any Tax liability that is not economically borne by any Buyer Party, including by reducing the US/NL Closing Payment Amount))) to any Target Company or to any Buyer Party or its Affiliates and, provided that the Target Companies, taken as a whole, maintain an amount of cash, to be determined by the Parties, acting reasonably and in good faith, as being sufficient to satisfy such Target Company’s accounts and trade payable balances that are due within one (1) month following the US/NL Closing Date (which cash shall be included in Target Companies Cash), may move cash of the Target Companies to Omega or another of its Subsidiaries under a cash pooling arrangement, (x) no action by Omega or any of the Target Companies with respect to any specific exception specifically permitted by any provision of Section 4.1(b) shall be deemed a breach of this Section 4.1(a) or any other provision of Section 4.1(b) that may apply, (y) the failure of Omega or any Target Company to take any action prohibited by Section 4.1(b) shall not be deemed a breach of this Section 4.1(a), and (z) the Target Companies may, and Omega may cause the Target Companies to, engage in sales of product or inventory produced at the OCI Beaumont Plant, the BioMCN Plant and the Natgasoline Plant in the ordinary course of business.

(b) During the Pre-Closing Period, except as (w) set forth in Section 4.1(b) of the Disclosure Letter, (x) expressly permitted, required or expressly contemplated by this Agreement (including as reasonably necessary to effect the Restructuring), (y) required by Law (including any Exigency Measures) or Order, or (z) Parent shall have consented to in writing (such consent not to be unreasonably withheld, delayed or conditioned), each of Omega and the Direct Sellers:

(i) shall cause each Target Company not to (A) amend or propose to amend any of its respective Charter Documents or (B) migrate its jurisdiction of registration or incorporation other than as at the date of this Agreement;

(ii) shall cause the Target Companies not to form any Subsidiary or acquire any equity interest in any other Person other than equity interests in a Target Company;

(iii) shall not deliver, sell, transfer, dispose of or subject to a Lien any equity securities of any Target Company, or issue, deliver, sell or grant,

or authorize to issue, deliver, sell or grant any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, any equity securities of any Target Company;

(iv) shall cause each Target Company not to issue, deliver, sell, grant, transfer, dispose of or subject to a Lien any shares of its equity securities or any equity securities of any other Target Company, or any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for its equity securities or any shares of equity securities of any other Target Company, effect any stock split, subdivision, combination, reclassification (it being understood that nothing in this Agreement shall restrict the ability of the Target Companies to receive capital contributions from their existing direct or indirect equity holders or to take any action pursuant to the terms of any Target Benefit Plan in effect on the date of this Agreement, in each case in the ordinary course of business);

(v) shall not, and shall cause the Target Companies not to, except pursuant to the requirements of any existing Target Benefit Plan in effect on the date of this Agreement, (A) grant, promise, provide, announce any material increase or modification in or permit the acceleration of vesting, exercisability or payment of any compensation, commission or benefits (including severance benefits) to or in respect of any employee, officer, manager or director of any Target Company other than, with respect to employees with a title or responsibilities below that of manager or manager-equivalent positions, in the ordinary course of business, (B) adopt, enter into, terminate or materially amend any Target Benefit Plan other than for annual renewals or amendments in the ordinary course of business, or (C) hire any new, or terminate or layoff (other than for cause) any director-level employee of the Target Companies;

(vi) shall cause the Target Companies not to declare, set aside or pay any dividend or make any other distribution, other than dividends or distributions (A) payable solely in cash or (B) by a Target Company to the US Company, the JV Holdco, the NL Company, or another Target Company;

(vii) shall cause the Target Companies not to repurchase, redeem or otherwise reacquire any share capital or other securities of any Target Company;

(viii) shall cause the Target Companies not to, directly or indirectly, sell, transfer, lease, or dispose of, any of the assets, property or rights (other than licensing of Intellectual Property in the ordinary course of business) of the Target Companies other than (A) solely between Target Companies, (B) dispositions of obsolete, worn-out or excess equipment or assets or inventory in the ordinary course of business, (C) in connection with the repayment or settlement of Indebtedness or (D) in connection with sales of assets with a value of less than [redacted: value] individually in the ordinary course of business;

(ix) shall cause each Target Company not to change in any material respect any of the financial accounting principles or practices used by it except as required as a result of a change in IFRS, GAAP or applicable Laws (or interpretation thereof);

(x) shall cause each Target Company not to, except in the ordinary course of business and solely with respect to third parties: (A) change any of its practices or procedures with respect to the collection of accounts receivable or the payment of accounts payable; (B) offer to materially discount the amount of any account receivable; (C) extend any material incentive with respect to any account receivable or account payable or the payment or collection thereof; or (D) accelerate the collection or accounts receivable or delay the payment of accounts payable;

(xi) shall cause each Target Company not to (A) file any material amended Tax Returns, (B) concede, settle, compromise or abandon any material Action relating to Taxes, (C) make, rescind or change any material Tax election, including material elections for joint ventures, partnerships, limited liability companies, working interests or other investments, (D) enter into any closing agreement with respect to any material Tax, (E) surrender any right to claim a material Tax refund, (F) enter into any Tax allocation or sharing Contracts (other than Customary Agreements), or (G) change its residency for Tax purposes;

(xii) shall cause the Target Companies not to create, incur, guarantee or assume any Indebtedness for borrowed money, or issue or sell any debt securities or securities convertible into debt securities or warrants or rights to acquire any of their debt securities or guarantee any debt securities of others, in each case other than Indebtedness (A) that shall be extinguished and repaid or contributed to capital at or immediately prior to the US/NL Closing or (B) (1) in an amount not to exceed [redacted: value] in individual principal amount or [redacted: value] in aggregate principal amount and (2) that can be extinguished or repaid at will without penalty by the applicable Target Company at the same amount that was included as a component of Indebtedness;

(xiii) shall cause the Target Companies not to enter into any guarantee, letter of credit, surety bond, indemnity or similar obligation in favor of suppliers of the Omega Companies;

(xiv) shall cause the Target Companies not to make any loans, advances or capital contributions to, or investments in, any other Person, other than (A) any loans, advances or capital contributions to another Target

Company in the ordinary course of business and (B) any advancement or reimbursement of expenses or other indemnification payment made in the ordinary course of business by a Target Company to their respective officers, directors, managers, employees or agents;

(xv) shall cause the Target Companies not to settle or compromise any pending or threatened Action where such settlement would (A) exceed [redacted: value] in the aggregate or (B) impose any injunctive or other equitable relief or operating restrictions, admissions or other obligations upon the Business or any of the Target Companies (excluding customary confidentiality obligations); provided, however, for the avoidance of doubt, that any unpaid settlement or compromise by a Target Company permitted under this clause (xv) shall constitute a liability for purposes of calculating Working Capital;

(xvi) shall cause the Target Companies not, except as permitted by any other subsection of this Section 4.1(b), to (A) modify or amend, waive any right under or terminate or cancel any Material Contract or Target Real Property Lease (excluding terminations as a result of the expiration of the term of such Material Contract or Target Real Property Lease or in connection with the renewal of a Material Contract or Target Real Property Lease, in each case, in accordance with the terms of such Material Contract or Target Real Property Lease in effect as of the date of this Agreement) or (B) enter into an agreement that, if entered into before the date hereof, would constitute a Material Contract or Target Real Property Lease, other than any such Material Contract or Target Real Property Lease entered into in the ordinary course of business (provided that entering into a Contract of the type described in Section 2.18(a)(xvii) shall not be considered in the ordinary course of business); provided that nothing in this Section 4.1(b)(xvi) shall restrict the ability of the Target Companies to repay or settle Indebtedness;

(xvii) shall cause the Target Companies not to enter into any Contract with any Related Person, other than any Contract that relates to Trade Amounts or that shall be otherwise terminated as of the US/NL Closing with no liability to the Target Companies;

(xviii) shall cause the Target Companies not to become subject to a voluntary bankruptcy proceeding or adopt or implement a plan of complete or partial liquidation or a dissolution, restructuring, recapitalization or other reorganization of any Target Company (in each case, other than pursuant to the Restructuring);

(xix) shall cause the Target Companies not to sell, lease, pledge, abandon, permit to lapse, fail to take any action necessary to maintain or protect, assign, transfer, create or incur any Lien (other than Permitted Liens) or otherwise dispose of any material Target Company Owned IP other than granting non-exclusive licenses pursuant to Standard Outbound Licenses;

(xx) shall cause the Target Companies not to enter into any Collective Bargaining Agreement or recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any Affected Employees;

(xxi) shall cause the Target Companies not to fail to renew, or otherwise permit to lapse (except as they may expire in accordance with their terms and so long as they are renewed prior to such expiration to the extent required for the operation of the Business as it is currently operated), any Applicable Governmental Permits or Environmental Permits;

(xxii) shall cause the Target Companies not to enter into any swap, forward, future, or derivative contract for natural gas, that could not otherwise be unwound immediately prior to the US/NL Closing Date;

(xxiii) shall cause the Target Companies not to enter into any new asset management agreements or gas supply arrangements for the management of natural gas pipeline transportation agreements or natural gas supply;

(xxiv) shall cause the Target Companies not to enter into any forward sales agreements of product or inventory beyond a term of twenty-four (24) months;

(xxv) shall cause the Target Companies not to, directly or indirectly, sell, transfer, lease, or dispose of, any of the Target Real Property; and

(xxvi) shall not, and shall cause the Target Companies not to, agree in writing or otherwise to take any of the prohibited actions described in this Section 4.1(b).

Section 4.2 Conduct of Parent Pending Closing. During the Pre-Closing Period, except as (1) expressly permitted, required or expressly contemplated by this Agreement, (2) required by Law (including any Exigency Measures) or Order, or (3) Omega and the Direct Sellers shall have consented to in writing (such consent not to be unreasonably withheld, delayed or conditioned), Parent shall not:

(a) amend or restate or amend and restate any of its Charter Documents in a manner that would have an adverse effect on Omega or any of its controlled Affiliates, the US/NL Equity Consideration Shares or the JV Holdco Equity Consideration Shares;

(b) (i) split, combine or reclassify the Parent Shares or any other equity interests of Parent, (ii) declare or pay any special dividend (whether payable in cash, property or otherwise) or in-kind distribution with respect to the Parent Shares or any other equity interests of Parent, or

(iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Parent Shares or any other equity interests of Parent, except (A) for repurchases of Parent Shares at then-prevailing market prices pursuant to a normal course issuer bid (as defined under Applicable Securities Laws), (B) for repurchases in connection with the exercise, vesting and/or settlement of equity awards of Parent outstanding as of the date hereof or upon termination of service, or (C) solely in the case of any split, combination or reclassification of the Parent Shares, where equitable adjustments are made to the number of US/NL Equity Consideration Shares or JV Holdco Equity Consideration Shares to the extent necessary to provide to Omega (or its designees pursuant to Section 1.7(e)) the same economic effect as contemplated by this Agreement prior to such event;

(c) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any Parent Shares or any other equity securities of Parent or any securities of Parent convertible into Parent Shares or any other equity securities of Parent, in each case, except for (i) issuances of Offered Securities in a Pre-Closing Offering conducted pursuant to and in accordance with Section 4.3(a) or (ii) issuances of securities permitted pursuant to Section 4.3(b);

(d) enter into or adopt a plan or agreement of complete or partial liquidation or dissolution of, or otherwise windup, Parent;

(e) enter into or adopt a plan or agreement of merger, consolidation, restructuring, recapitalization or other material reorganization of Parent, unless, in each case, equitable adjustments are made to the number of US/NL Equity Consideration Shares or JV Holdco Equity Consideration Shares to the extent necessary to provide to Omega the same economic effect as contemplated by this Agreement prior to such event and the Transactions can still be consummated as contemplated by this Agreement prior to such event;

(f) grant any demand, piggyback or shelf registration rights, the terms of which conflict with the rights to be granted to the holders of registrable securities under the Registration Rights Agreement to any other Person, or enter into any other agreements that conflict with the rights to be granted to the holders of registrable securities under the Registration Rights Agreement; or

(g) authorize, propose or agree in writing or otherwise to take any of the prohibited actions described in this Section 4.2.

Section 4.3 Issuance of Parent Shares During Pre-Closing Period.

(a) If Parent proposes to issue any Parent Shares or any other equity securities of Parent or any securities of Parent convertible into Parent Shares or any other equity securities of Parent (the “Offered Securities”), whether pursuant to a public offering, a private placement or otherwise, at any time during the Pre-Closing Period (each such public offering or private placement, a “Pre-Closing Offering”):

(i) Parent shall provide Omega with written notice of such Pre-Closing Offering (an “Offering Notice”) as soon as reasonably practical and, in any event, no later than the earlier of (A) the expected closing date of such Pre-Closing Offering or (B) the initial press release or other public disclosure of such Pre-Closing Offering, such Offering Notice to include the type and number of Offered Securities to be issued pursuant to the Pre-Closing Offering, the price per Offered Security, the expected use of proceeds of the Pre-Closing Offering and the expected closing date of the Pre-Closing Offering.

(ii) Subject to Section 4.3(b) and the receipt of all required regulatory approvals (including the approval of TSX and Nasdaq), the Omega Companies shall have the right (the “Participation Right”) in respect of any Pre-Closing Offering to subscribe for and purchase up to 14.8% of the total number of Offered Securities to be issued pursuant to such Pre-Closing Offering (such total number of Offered Securities to include, for the avoidance of doubt, all Offered Securities issued to any one or more of the Omega Companies pursuant to this Section 4.3), in each case at the same subscription price per Offered Security and otherwise on the same terms and conditions of the Pre-Closing Offering (provided that, if the Omega Companies are prohibited by applicable securities Laws and/or the rules of any applicable stock exchange from participating in the Pre-Closing Offering at the same subscription price per Offered Security and otherwise on the same terms and conditions of the Pre-Closing Offering, Parent shall use commercially reasonable efforts to enable the Omega Companies to participate in the Pre-Closing Offering on terms and conditions that are as substantially similar as circumstances permit).

(iii) If Parent completes a Pre-Closing Offering by way of a prospectus (a “Public Offering”), Parent shall use its commercially reasonable efforts to include any Offered Securities to be issued to any of the Omega Companies pursuant to the Omega Companies’ exercise of the Participation Right as part of such Public Offering. If the Omega Companies exercise the Participation Right in respect of a Public Offering and Parent is unable to include the Offered Securities to be issued to the Omega Companies in the Public Offering, Parent shall use its commercially reasonable efforts to issue and sell such Offered Securities to the applicable Omega Companies, on a private placement basis, as soon as reasonably practicable following the closing of such Public Offering, subject to applicable securities Laws and/or the rules of any applicable stock exchange.

(iv) If one or more of the Omega Companies wishes to exercise the Participation Right in respect of a Pre-Closing Offering, Omega shall give written notice (a “Participation Right Exercise Notice”) to Parent of the type and number of Offered Securities that the Omega Companies wish to subscribe for and purchase within five (5) Business Days following the receipt by Omega of the Offering Notice (or two (2) Business Days in the case of a Pre-Closing Offering to be completed by way of a prospectus supplement filed pursuant to a base shelf prospectus or otherwise on a

“bought deal” basis under a short form prospectus), failing which none of the Omega Companies will be entitled to exercise the Participation Right in respect of such Pre-Closing Offering, provided that if the price per Offered Security in such Pre-Closing Offering is to be determined through a “book building” or other marketing process, any Omega Company that has delivered a Participation Right Exercise Notice shall be entitled to withdraw such Participation Right Exercise Notice following the determination of the final price per Offered Security resulting from such process.

(b) Notwithstanding anything to the contrary contained herein, Section 4.3(a) will not apply to any issuance of securities issued for compensatory purposes to officers, employees, directors or consultants of Parent or any of its Subsidiaries (i) pursuant to the Parent Stock Option Plan, (ii) pursuant to any contractual arrangements in force on the date hereof and set forth on Section 4.3(b) of the Parent Disclosure Letter, (iii) upon the conversion, exercise or exchange of any convertible securities outstanding on the date hereof or (iv) in connection with or pursuant to any merger, business combination, exchange offer, takeover bid, arrangement, asset purchase transaction or other acquisition of assets or shares of a third party that complies with Section 4.2.

Section 4.4 Control of Operations. Except as specifically set forth herein, nothing contained in this Agreement shall give any Buyer Party, directly or indirectly, the right to control or direct or control the Target Companies’, JV Holdco’s or the Company Joint Venture Entities’ operations or the Business prior to the US/NL Closing or the JV Holdco Closing (as applicable). Prior to the US/NL Closing (in respect of the Target Companies) and prior to the JV Holdco Closing (in respect of the Company Joint Venture Entities), each of Omega and the Direct Sellers shall exercise, consistent with and subject to the terms and conditions of this Agreement, complete control and supervision over its operations and the operations of the Target Companies and the Company Joint Venture Entities, including the operation of the Business.

Section 4.5 Exclusivity. During the Pre-Closing Period, other than with respect to the Transactions, Omega and the Direct Sellers shall not, and shall cause their Affiliates not to, authorize or permit any of Omega’s, the Direct Sellers’ or their Affiliates’ respective Representatives to, directly or indirectly (a) solicit, continue, initiate, seek, encourage, facilitate, support or induce the making, submission or announcement of any offer that constitutes, or would reasonably be expected to lead to, an Alternative Transaction, (b) initiate, enter into, participate or engage in, maintain or continue any negotiations or discussions regarding, or deliver or make available to any Person any non-public information with respect to, any offer that constitutes, or would reasonably be expected to lead to, an Alternative Transaction or (c) enter into any letter of intent or any other Contract relating to any Alternative Transaction. Omega shall promptly (and in any event within forty-eight (48) hours of receipt thereof) notify Parent of any expression of interest, inquiry, proposal, offer or request for non-public information with respect to an Alternative Transaction received by Omega, any Direct Seller, any of the Target Companies or their respective Affiliates or Representatives, which notice shall include the identity of the Person submitting such expression of interest, inquiry, proposal, offer or request and the terms and conditions thereof (to the extent known by Omega, the Direct Sellers, the Target Companies or their respective Affiliates or Representatives). Omega and the Direct Sellers shall not, and shall cause their respective Affiliates and Representatives not to, following the date hereof, enter into any Contract that would prohibit them from providing the information required to be provided to Parent pursuant to this Section 4.5.

Section 4.6 Employee Matters.

(a) With respect to any benefit plans, programs or arrangements sponsored by any Buyer Party or its Affiliates in which any individual who is employed as of immediately prior to the US/NL Closing by the Target Companies, or by the Omega Companies who devotes the majority of his or her business time to the Business, and who is employed by a Buyer Party or its Affiliates (including the Target Companies) immediately after the US/NL Closing (such employees collectively the “Affected Employees”), first becomes eligible to participate on or after the US/NL Closing (the “New Plans”), such Buyer Party shall, or shall cause its Affiliates (subject to applicable Laws and applicable tax qualification requirements) to, use commercially reasonable efforts to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees and their eligible dependents under any New Plans in which such Affected Employees may be eligible to participate after the US/NL Closing, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Target Benefit Plan prior to the US/NL Closing, as the case may be; (ii) provide each Affected Employee and his or her eligible dependents with credit under any New Plan in which such Affected Employee may be eligible to participate after the US/NL Closing for any co-payments and deductibles paid prior to the US/NL Closing under a Target Benefit Plan (to the same extent that such credit was given under the analogous Target Benefit Plan prior to the US/NL Closing) in satisfying any applicable deductible or out-of-pocket requirements under any New Plans in which such Affected Employee may be eligible to participate after the US/NL Closing for the plan year in which the US/NL Closing occurs; and (iii) recognize all service of the Affected Employees with Omega and its Affiliates for all purposes (including purposes of eligibility to participate, vesting credit and entitlement to benefits) in any New Plan in which such Affected Employees may be eligible to participate after the US/NL Closing, including any severance plan (to the extent such service was taken into account under the analogous Target Benefit Plan prior to the US/NL Closing); provided that the foregoing shall not apply for purposes of benefit accrual under defined benefit plans or to the extent it would result in duplication of benefits.

(b) The Buyers shall assume only the Target Benefit Plans listed on Section 4.6(b) of the Disclosure Letter (“Maintained Benefit Plans”) and shall operate such Maintained Benefit Plans for the benefit of the Affected Employees in accordance with their terms from and after the US/NL Closing Date. The Omega Companies shall take all commercially reasonable actions necessary to cooperate with the Buyers in effecting such assumption.

(c) With respect to any Affected Employee located in the United States, during the period commencing on the US/NL Closing Date and ending on the date which is twelve (12) months following the US/NL Closing Date, the US Buyer shall, or cause its Affiliates to, provide each such Affected Employee (for so long as such Affected Employee remains employed by the Target Companies) with (i) an annual base salary or base wage rate, as applicable, and target annual cash bonus opportunity that are, in each case, no less favorable than those provided to each such Affected Employee immediately prior to the US/NL Closing, (ii) eligibility to receive severance payments that are no less favorable than those provided to such Affected Employee immediately prior to the US/NL Closing and (iii) all other compensation and employee benefits (excluding any retiree medical benefits, pension benefits, deferred compensation benefits or equity compensation) that are no less favorable in the aggregate to the compensation and employee benefits provided to each such Affected Employee immediately prior to the US/NL Closing.

(d) The provisions contained in this Section 4.6 are for the sole benefit of the Parties to this Agreement and nothing set forth in this Section 4.6, whether express or implied, will (i) confer any rights or remedies, including any third party beneficiary rights, upon any employee or former employee of the Target Companies, any Affected Employee or any other Person other than the Parties and their respective successors and assigns, (ii) create any rights to continued employment with any Target Company, any Buyer Party or any of their respective Affiliates or in any way limit the ability of any Target Company, any Buyer Party or any of their respective Affiliates to terminate the employment of any individual at any time and for any reason, (iii) be construed to establish, amend, or modify any Target Benefit Plan or any other benefit plan, program, agreement or arrangement or (iv) alter or limit any Buyer Party’s or any of their respective Affiliates’ ability to amend, modify or terminate any specific benefit plan, program, agreement or arrangement at any time.

Section 4.7 Access; Confidentiality.

(a) During the Pre-Closing Period, Omega and the Direct Sellers shall, and shall cause the Target Companies to, subject to applicable Laws and upon reasonable advance notice, and at any Buyer Party’s reasonable request for purposes of preparing for the Buyers’ operation of the Business following the US/NL Closing and, if applicable, the JV Holdco Closing, afford such Buyer Party’s Representatives reasonable access, during normal business hours, to the properties, books and records, contracts, personnel, accountants, business and operations of Omega and its Subsidiaries, including the Target Companies, to the extent relating to the Business and separate from the properties, assets, books and records, documents and data relating solely to any other businesses of Omega or any of its Affiliates; provided that (i) such access shall not include any right to conduct environmental sampling or testing of any kind at any of the Target Real Property, (ii) all access and furnishing of information contemplated by this Section 4.7 shall be conducted at such Buyer Party’s sole expense, in compliance with Law and in such a manner as not to interfere unreasonably with the normal operations of Omega or the Target Companies and (iii) such access shall be coordinated through Omega personnel that may be designated by Omega from time to time (and, for the avoidance of doubt, no access shall be coordinated through any Person who is employed by any of the Target Companies). Omega shall have the right to have one or more of its Representatives present at all times during any visits, examinations, discussions or contacts contemplated by Section 4.7(a). During the Pre-Closing Period, Omega will promptly provide each Buyer Party with copies of all pleadings, filings or material correspondence filed, delivered or received by Omega or any of its Affiliates, and such other information as any Buyer Party may reasonably request, in connection with or in relation to the Specified Action; provided that, for the avoidance of doubt, any such copies, materials or information will be deemed “Confidential Information” under, and subject to the terms and conditions of, the Confidentiality Agreement.

(b) During the Pre-Closing Period, Parent shall, and shall cause its Subsidiaries to, subject to applicable Laws and any obligations of confidentiality by which Parent or any of its

Subsidiaries are bound, and upon reasonable advance notice and at Omega’s reasonable request for purposes of preparing for ownership of the US/NL Equity Consideration Shares and the JV Holdco Equity Consideration Shares (as applicable), afford Omega’s Representatives reasonable access, during normal business hours, to the properties, books and records, contracts, personnel, accountants, business and operations of Parent and its Subsidiaries, taken as a whole; provided that (i) such access shall not include any right to conduct environmental sampling or testing of any kind at any real property of Parent or its Subsidiaries, (ii) all access and furnishing of information contemplated by this Section 4.7 shall be conducted at Omega’s sole expense, in compliance with Law and in such a manner as not to interfere unreasonably with the normal operations of Parent or its Subsidiaries and (iii) such access shall be coordinated through Parent personnel that may be designated by Parent from time to time. Parent shall have the right to have one or more of its Representatives present at all times during any examinations, discussions or contacts contemplated by Section 4.7(b).

(c) Following the US/NL Closing, and for so long as the Omega Standstill Parties continue to own US/NL Equity Consideration Shares, JV Holdco Equity Consideration Shares and/or Offered Securities issued pursuant to the Participation Right or Parent Shares acquired in accordance with Section 4.25(a)(i) representing (in the aggregate) at least five percent (5%) of the then-issued and outstanding Parent Shares, Parent shall, subject to applicable Laws and any obligations of confidentiality by which Parent or any of its Subsidiaries are bound, promptly deliver or cause the prompt delivery of all such information as may reasonably be required by Omega in order for Omega to disclose and report on its equity stake in Parent in its financial statements in accordance with applicable Laws. Omega shall reasonably request any such information in writing, and shall stipulate a date and time by which such information is required (affording Parent a reasonable period within which to gather and consolidate the required information), and Parent shall use commercially reasonable efforts to comply with such request within the stipulated timing.

(d) All information exchanged pursuant to Section 4.7(a) or Section 4.7(b) shall be governed by the terms of the Confidentiality Agreement, as amended by this Section 4.7(d). Parent and Omega hereby agree that (i) Recipient Representatives (as defined in the Confidentiality Agreement) shall be deemed to include any Representative of any Buyer Party engaged by such Buyer Party in connection with the Purpose (as defined in the Confidentiality Agreement), and (ii) Omega shall not be required to provide any access, or furnish any information, if doing so would (A) require disclosure of any material trade secrets (other than disclosure to the Target Companies), (B) jeopardize the attorney-client or other legal privilege or (C) conflict with or contravene any Law (including Laws relating to Personal Information) by which any of its or their assets or properties are bound; provided, however, that in such instances Omega shall promptly inform the applicable Buyer Party of the general nature of the information being withheld and, upon such Buyer Party’s request, reasonably cooperate with such Buyer Party to provide such access or furnish such information, in whole or in part, in a manner that would not cause any competitive harm, jeopardize any such privilege or conflict with any such Law (including by providing information pursuant to a “clean team” arrangement). Parent and Omega agree that their respective obligations under the Confidentiality Agreement, as amended by this Section 4.7(d), shall continue and remain in effect until the last to occur of the US/NL Closing or JV Holdco Closing, upon which such obligations shall expire. In the event that this Agreement is terminated pursuant to the terms hereof prior to the US/NL Closing, the Confidentiality Agreement, as

amended by this Section 4.7(d), shall remain in full force and effect in accordance with its terms, or, if later, for one (1) year from the date of such termination.

(e) Notwithstanding anything to the contrary contained herein or otherwise, from the date of this Agreement to the earlier of the US/NL Closing and the date on which this Agreement is terminated pursuant to Section 7.1, without the prior written consent of Omega, each Buyer Party shall not, and shall cause its Affiliates and its Representatives not to, contact any Person known by such Buyer Party and its Affiliates and Representatives to be a distributor, supplier, vendor or customer or partner of Omega or any of its Subsidiaries (including the Target Companies) regarding the business, operations, assets, financial condition or prospects of the Target Companies or this Agreement or the Transactions; provided, however, that nothing in this Section 4.7(e) shall restrict any communications in the ordinary course of business that are unrelated to the Transactions or any general market diligence.

(f) Other than in connection with the Transactions or the performance of any obligations or the exercise of any rights or remedies under this Agreement, any of the other Transaction Documents, the Transition Services Agreement, the Shared Services Agreements or any other Contracts entered into with respect to the Overhead and Shared Services or Intellectual Property, until the five (5) year anniversary of the last to occur of the US/NL Closing or the JV Holdco Closing, Omega and the Direct Sellers shall not, and Omega and the Direct Sellers shall cause the Omega Companies and their and their respective Affiliates and Representatives not to, divulge or convey to any Person, or use, any Target Confidential Information; provided, however, that any of the Omega Companies and their respective Affiliates and Representatives may furnish such portion (and only such portion) of Target Confidential Information as such Person reasonably determines (after consultation with counsel) they are legally obligated to disclose if: (i) they receive a request to disclose all or any part of the Target Confidential Information under the terms of a subpoena, civil investigative demand or order issued by or for the benefit of a Governmental Body; (ii) to the extent permissible under applicable Law, the recipient notifies Parent of the existence, terms and circumstances surrounding such request and consults with Parent on the advisability of taking steps available under applicable Laws to resist or narrow such request; (iii) the recipient discloses only that portion of the Target Confidential Information as it reasonably determines (after consultation with counsel) it is legally obligated to disclose; and (iv) if so requested by Parent, the recipient cooperates with Parent and otherwise exercises its reasonable best efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to the Target Confidential Information required to be disclosed pursuant to a subpoena, civil investigative demand or order; provided, further, that the Omega Companies and their respective Affiliates and Representatives may disclose Target Confidential Information to one another (including to their respective Representatives) to the extent necessary for any legal, accounting, Tax or regulatory matters relating to any of the Omega Companies, and to any Tax Authority to the extent necessary for any Tax matters relating to any of the Omega Companies. Any cooperation or other exercise of efforts pursuant to the foregoing clause (iv) shall be undertaken at Parent’s sole cost and expense.

(g) From and after the last to occur of the US/NL Closing or the JV Holdco Closing until the five (5) year anniversary of the last to occur of the US/NL Closing or the JV Holdco Closing, each Buyer Party shall not, and shall cause its Affiliates (including the Target Companies) and its and their respective Representatives not to, divulge or convey to any Person, or use, any Omega Confidential Information; provided, however, that any such Person may furnish such portion (and only such portion) of Omega Confidential Information as such Person reasonably determines (after consultation with counsel) they are legally obligated to disclose if: (i) they receive a request to disclose all or any part of the Omega Confidential Information under the terms of a subpoena, civil investigative demand or order issued by or for the benefit of a Governmental Body; (ii) to the extent permissible under applicable Law, the recipient notifies Omega of the existence, terms and circumstances surrounding such request and consults with Omega on the advisability of taking steps available under applicable Laws to resist or narrow such request; (iii) the recipient discloses only that portion of the Omega Confidential Information as it reasonably determines (after consultation with counsel) it is legally obligated to disclose; and (iv) if so requested by Omega, the recipient cooperates with Omega and otherwise exercises its reasonable best efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to the Omega Confidential Information required to be disclosed pursuant to a subpoena, civil investigative demand or order. Any cooperation or other exercise of efforts pursuant to the foregoing clause (iv) shall be undertaken at Omega’s sole cost and expense.

(h) For a period after the later of the US/NL Closing Date and the JV Holdco Closing Date commensurate to the period of time that Parent preserves and retains its own corporate, accounting, legal, auditing, human resources and other books and records (in each case, as applicable, the “Retention Period”) (but in no event for a period of less than three (3) years after the later of the US/NL Closing Date and the JV Holdco Closing Date), Parent shall, and shall cause the Target Companies to, (i) preserve and retain all corporate, accounting, legal, auditing, human resources and other books and records of each Target Company relating to the conduct and operations of the Business prior to the later of the US/NL Closing Date and the JV Holdco Closing Date (including any documents relating to any governmental or non-governmental Actions, collectively the “Target Records”) and (ii) subject to the penultimate sentence of Section 5.3, afford to Omega and Omega’s accountants, counsel and other Representatives reasonable access to inspect and copy during regular business hours, upon reasonable advance notice, any such Target Records and reasonable access to the employees of the Target Companies who have prepared such Target Records (including for purposes of allowing Omega and its Affiliates to comply with audit requirements pursuant to applicable Law); provided (A) such Target Records shall only be requested by Omega for legitimate business purposes, which shall exclude disputes between the parties arising under this Agreement (to which the rules of discovery shall apply) and (B) such access shall be conducted in such a manner as not to interfere unreasonably with the normal operations of the Buyer Parties or the Target Companies. The Buyer Parties and the Target Companies (or their respective successors and assigns) shall be entitled to destroy or dispose of the Target Records prior to the expiration of the applicable Retention Period only if the applicable Buyer Party is effecting such destruction in compliance with the Target Companies’ document retention policies in effect as of immediately prior to the later of the US/NL Closing Date and the JV Holdco Closing Date.

(i) At or promptly following the later of the US/NL Closing Date and the JV Holdco Closing Date, Omega shall assign to Parent, or cause to be assigned to Parent, its (or its applicable Affiliate’s) rights (other than rights with respect to standstill provisions) under any confidentiality agreements entered by Omega or its Affiliates with a third party in connection with the potential Transactions, to the extent such confidentiality agreements permit such assignment.

Section 4.8 Consents.

(a) From the date of this Agreement to the earlier of the US/NL Closing and the date on which this Agreement is terminated pursuant to Section 7.1, Omega shall, and shall cause its controlled Affiliates to, use commercially reasonable efforts to give all notices to, and request all Consents from, all Persons required pursuant to any Material Contract, Target Real Property Lease and N-7 Agreements (as applicable), and each Buyer Party shall reasonably cooperate with Omega and its Affiliates in connection therewith; provided, however, that no party shall have any obligation to (i) amend or modify any Material Contract, Target Real Property Lease or N-7 Agreement or (ii) pay any consideration to any Person requested to provide Consent for the purpose of obtaining any such Consent; provided, further, that, in connection therewith, Omega will not, and will cause its controlled Affiliates not to, without the prior written consent of Parent, (A) commit or purport to commit any Buyer Party or its Affiliates (including the Target Companies) to make any payments after the US/NL Closing or (B) make any non-monetary concession that would bind or purport to bind any Buyer Party or its Affiliates (including the Target Companies) after the US/NL Closing.

(b) For up to one hundred eighty (180) days after the US/NL Closing Date, at Parent’s request and expense, Omega shall, and shall cause its Subsidiaries to, reasonably cooperate with the Buyer Parties and the Target Companies in connection with obtaining any Consents contemplated in Section 4.8(a) after the US/NL Closing to the extent not obtained prior to the US/NL Closing.

Section 4.9 Reasonable Best Efforts; Regulatory Filings and Other Actions.

(a) During the Pre-Closing Period, subject to the terms and conditions of this Section 4.9, each Party shall, and shall cause its respective Affiliates to, use its reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein, in which case such standard of performance shall apply) to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Transaction as promptly as practicable, including satisfaction, but not waiver, of the conditions to the US/NL Closing and JV Holdco Closing set forth in Article VI, including using its reasonable best efforts to obtain, or cause to be obtained, all Governmental Approvals which may be or become necessary for the performance of obligations pursuant to this Agreement and the consummation of the Transactions.

(b) Each Party shall, and shall cause its respective Affiliates to, cooperate and assist one another in good faith (i) in connection with all actions to be taken pursuant to Section 4.9(a), including the preparation and making of the Required Regulatory Filings (as defined below) and, if requested, amending or furnishing additional information hereunder on a rolling basis, and (ii) in seeking, as promptly as practicable, to obtain all such Governmental Approvals. Upon the terms and subject to the conditions set forth in this Agreement (including Section 4.9(c)), each Party agrees, and agrees to cause its respective Affiliates, to (A) make, as promptly as practicable (1) and in any event no later than fifteen (15) Business Days after the date hereof, any filings required to be made pursuant to the HSR Act in connection with the Transactions (including, for the avoidance of doubt, the JV Holdco Sale) and (2) other comparable notification or pre-notification filings no later than forty-five (45) Business Days after the date hereof (and for jurisdictions where submission of a draft prior to formal notification is appropriate, a draft thereof), forms and submissions with any Governmental Body that are required pursuant to Applicable Antitrust Laws and Applicable FDI Laws or that are mutually agreed between the Parties in connection with the Transactions (including, for the avoidance of doubt, the JV Holdco Sale) (the filings, forms and submissions contemplated by this clause (A), collectively, the “Required Regulatory Filings”); and (B) supply as promptly as practicable to the appropriate Governmental Bodies any additional information and documentary material that may be requested by such Governmental Bodies pursuant to any Applicable FDI Laws or any Applicable Antitrust Laws, including responding to any request for additional information or documentary material from the DOJ or the FTC pursuant to the HSR Act (collectively, a “Second Request”). All such Required Regulatory Filings shall be made in compliance with the requirements of any Applicable Antitrust Laws and any Applicable FDI Laws, as applicable. Parent shall pay all filing fees payable by any Party to Governmental Bodies in connection with the foregoing.

(c) In furtherance, and without limiting the generality of the foregoing, the Parties shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to (i) cooperate with and assist each other in good faith to (A) provide or cause to be provided as promptly as practicable to the other Parties and Governmental Bodies all necessary information and assistance as any Governmental Body may from time to time require of such Party in connection with obtaining the relevant waivers, permits, consents, approvals, authorizations, qualifications, orders or expiration of waiting periods in relation to such Required Regulatory Filings or in connection with any other review or investigation of the Transactions by a Governmental Body pursuant to any Applicable Antitrust Laws and any Applicable FDI Laws and (B) provide or cause to be provided as promptly as practicable all reasonable assistance and cooperation to allow the other Parties or Affiliates to prepare and submit any such Required Regulatory Filings and related filings, forms and submissions required to be submitted under any Applicable Antitrust Laws and any Applicable FDI Laws, as applicable, including providing to the other Parties any information that the other Parties may from time to time require for the purpose of any filing with, notification to, application with, or request for further information made by, any Governmental Body in respect of any such Required Regulatory Filings; and (ii) (1) cooperate with and assist each other in good faith to devise and implement a joint strategy for making such Required Regulatory Filings, including the timing thereof, and for obtaining any Consents pursuant to Applicable Antitrust Laws and Applicable FDI Laws, as applicable, (2) consult in advance with the other Parties and in good faith take the other Parties’ views into account regarding the overall strategic direction of obtaining such Consents, (3) consult with the other Parties prior to taking any material substantive position in any written submissions or, to the extent practicable, in any discussions with Governmental Bodies with respect to such Consents and (4) not participate in any substantive meeting or have any substantive communication with any Governmental Body unless it has given the other Parties a reasonable opportunity to consult with it in advance and, to the extent not prohibited by such Governmental Body, give the other Parties the opportunity to attend and participate therein. Each Party shall, and shall cause its respective Affiliates to, keep the other apprised of the material content and status of any material communications with, and material communications from, any Governmental Body with respect to the Transactions, including promptly notifying the other of any material communication it receives from any Governmental Body relating to any review or investigation of the Transactions under any Applicable Antitrust Laws or Applicable FDI Laws, except as provided in the last sentence of Section 4.9(e).

(d) Notwithstanding anything in this Agreement to the contrary, each Party shall, and shall cause its Affiliates to, take reasonable steps necessary to obtain approval of the consummation of the Transactions by any Governmental Body, including taking reasonable steps necessary to avoid or eliminate legal impediments under any applicable Law that may be asserted by any Governmental Body so as to enable the Parties to consummate and make effective the Transactions as soon as practicable, including (i) reasonably responding to any requests or inquiries for additional information or documentation (including any Second Request) by any Governmental Body or (ii) subject to Section 4.9(e), defending, contesting and resisting any Action, whether judicial or administrative, challenging this Agreement or the Transactions, including through pursuing litigation on the merits, seeking to have promptly vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that would delay, impede, prohibit or make unlawful the consummation of the Transactions prior to the End Date and pursuing avenues of administrative and judicial appeals thereof; provided, however, that in no event will any Buyer Party or any of its Affiliates be required to propose, negotiate, accept, commit to or effect, by consent decree, hold separate orders, or otherwise, (A) the sale, license, divestiture, disposition of or holding separate and agreeing to sell, license, or otherwise dispose of, equity securities, assets, operations, locations, properties, facilities, production lines, rights, leases or businesses of any Buyer Party, its Affiliates or the Target Companies (each, a “Divestiture”), or (B) the entrance into, or the amendment, modification or termination of, any Contracts, ownership rights, supply agreements, tolling agreements or other arrangements (including in respect of governance) subject to a Divestiture, or any other restriction on the activities of any Buyer Party, its Affiliates or the Target Companies, including actions that may limit the freedom of action of such Buyer Party, its Affiliates or any Target Company with respect to, or the ability of such Buyer Party, its Affiliates or any Target Company to retain, operate, enter into or acquire one or more assets, categories of assets, operations, customers, product lines, or businesses as may be required in order to obtain any Consent of any Governmental Body or to obtain any Consent or expiration or termination of the waiting period under any FDI Law or Antitrust Law, including the HSR Act.

(e) Parent shall have the right to devise, control and direct the strategy and timing for, and make all material decisions relating to (and shall take the lead in all meetings and communications with any Governmental Body relating to) (i) any Required Regulatory Filings or (ii) obtaining any Governmental Approval contemplated by this Section 4.9, in each case including determining strategy with respect to defending and resolving any Action related to any such Required Regulatory Filing or Governmental Approval; provided that Parent shall consult with Omega and consider its views in good faith. Each of the Parties shall, and shall cause its respective Affiliates to, provide to the other Party in advance for its review, consult and cooperate with the other Party with respect to, and consider in good faith the other Party’s comments in connection with, any proposed analyses, appearances, presentations, white papers, advocacy materials, memoranda, briefs, arguments, opinions and proposals made or submitted by, or on behalf of, such Party in connection with any request, inquiry or investigation by any Governmental Body in connection with any Applicable Antitrust Laws or Applicable FDI Laws or any Actions under or relating to any Applicable Antitrust Laws or Applicable FDI Laws. Without limiting the foregoing, the Parties agree, and shall cause their respective Affiliates, to (i) furnish to the other such information and assistance as the other may reasonably request in connection with obtaining any Governmental Approval or any Actions under or relating to Applicable Antitrust Laws or Applicable FDI Laws, (ii) give each other reasonable advance notice of all meetings with any Governmental Body relating to any Applicable Antitrust Laws or Applicable FDI Laws, (iii) to

the extent permitted by such Governmental Body, give each other an opportunity to participate in each of such meetings, (iv) to the extent practicable, give each other reasonable advance notice of all substantive oral communications with any Governmental Body relating to any Applicable Antitrust Laws or Applicable FDI Laws, (v) if any Governmental Body initiates a substantive oral communication regarding any Applicable Antitrust Laws or Applicable FDI Laws, promptly notify the other Party of the substance of such communication, (vi) provide each other with a reasonable advance opportunity to review and comment upon, and to consider in good faith the other Party’s comments in connection with, all substantive written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Body relating to any Applicable Antitrust Laws or Applicable FDI Laws and (vii) provide each other with copies of all substantive written communications to or from any Governmental Body relating to any Applicable Antitrust Laws or Applicable FDI Laws. Each Party may, as it deems advisable and necessary, reasonably designate material provided to the other Party as “Outside Counsel Only Material”, and also may redact the material as necessary to (A) remove personally sensitive information; (B) remove references concerning valuation; (C) comply with contractual arrangements; (D) address legal privilege or other confidentiality concerns; or (E) comply with applicable Law.

(f) Subject to each Party’s right, as it deems advisable and necessary, to reasonably designate material provided to the other Party as “Outside Counsel Only Material”, and to redact any material as provided in Section 4.9(e) of this Agreement, the Buyer Parties, Omega and the Direct Sellers each shall, and shall cause their respective Affiliates to, upon request by the other and subject to the terms of this Agreement and applicable Laws relating to the sharing of information, furnish the other with all information concerning itself, its Subsidiaries, Affiliates, and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of the Buyer Parties, Omega and the Direct Sellers or any of their respective Subsidiaries to any third party and/or any Governmental Body in connection with the Transactions.

(g) During the Pre-Closing Period, each Buyer Party shall not, and shall cause its Affiliates not to, consummate, enter into any Contract to consummate or publicly announce an intention to effect, any merger, acquisition or similar transaction that could be expected to materially adversely affect or materially delay the ability of such Buyer Party or any other Party to obtain, or materially increase the risk of not obtaining, any consent, registration, approval, authorization, clearance, no-action letter or other permit necessary or advisable to be obtained from any Governmental Body in order to consummate the Transactions. Each Buyer Party shall not, and shall cause its Affiliates not to, agree in writing or otherwise to, take any of the prohibited actions described in this Section 4.9.

(h) For the avoidance of doubt, this Section 4.9 shall not apply with respect to any Actions with respect to Taxes (which matters are governed by Article V).

Section 4.10 Termination of Overhead and Shared Services; Insurance.

(a) Each Buyer Party acknowledges and agrees that, except as otherwise expressly provided in the (i) Shared Services Agreements and (ii) Transition Services Agreement, effective as of the US/NL Closing Date, all Overhead and Shared Services provided to the

Business will cease without any further liability on the part of Omega and its Subsidiaries and Omega and its Subsidiaries will have no further obligation to provide any such Overhead and Shared Services to the Business.

(b) Each Buyer Party further acknowledges that, as of the US/NL Closing, the Business will cease to be insured by any insurance policies or self-insurance programs of Omega or any of its Subsidiaries, other than the insurance policies set forth in Section 4.10(b) of the Disclosure Letter (the “Seller Policies”), and that none of such Seller Policies will benefit the Business or the Target Companies following the US/NL Closing. Each Buyer Party shall not, and shall cause its Affiliates (including the Target Companies) not to, assert, by way of any Action or otherwise, any right to any Seller Policies or any of Omega’s or its Affiliates’ assets, rights, titles or interests or any benefit under or with respect to any such Seller Policies. Except as otherwise expressly set forth in this Section 4.10(b), Omega and its Affiliates shall retain after the US/NL Closing all assets, right, title and interest in and to Seller Policies, including the right to any credit or return premiums due, paid or payable in connection with the termination thereof with respect to the Target Companies and all amounts paid in respect of the Seller Policies, including in respect of any casualty or loss relating to the Business prior to the US/NL Closing; provided, however, if any Buyer Party or one of its Affiliates (including, after the US/NL Closing, the Target Companies) receives and is required to pay such credit or return premium to Omega or one of its Affiliates, such credit or return premium shall not also be included in Working Capital.

(c) Notwithstanding the foregoing, if, after the US/NL Closing Date, a Buyer Party becomes aware of any suits, claims or demands made against any of the Target Companies based on acts, omissions, occurrences, events or circumstances that occurred prior to the US/NL Closing (“Pre-Closing Events”) that are covered by the Seller Policies that are occurrence-based policies (and to the extent the Pre-Closing Events are not covered by the insurance policies or self-insurance programs of the Target Companies following the US/NL Closing), such Buyer Party shall promptly notify Omega of such suit, claim or demand and Omega will cooperate with such Buyer Party, at such Buyer Party’s sole cost and expense. Such Buyer Party shall bear any retention, self-insurance or captive policy provided by Omega or deductible, in connection with submission of a notice of claim of coverage under the applicable Seller Policy, and any expenses, including liaising with applicable adjusters, administrators or insurance carriers on such Buyer Party’s behalf.

(d) Notwithstanding anything to the contrary contained herein, after the US/NL Closing Date, if a Buyer Party (or any of its Affiliates) in its reasonable estimation determines that a Pre-Closing Event would reasonably be expected to give rise to a suit, claim or demand under a Seller Policy that is an occurrence-based policy (and to the extent the Pre-Closing Events are not covered by the insurance policies or self-insurance programs of the Target Companies following the US/NL Closing), at such Buyer Party’s request, for the purpose of making or pursuing such suit, claim, or demand in respect of such Pre-Closing Event, Omega (or its Affiliates) shall (i) use commercially reasonable efforts to recover under the applicable Seller Policies at such Buyer Party’s sole cost and expense (with such Buyer Party bearing the amount of any retention or deductible or self-insurance) and (ii) provide such Buyer Party with information in its possession or control to the extent such information is reasonably related to such Pre-Closing Event or the Seller Policies (subject to the limitations set forth in Section 4.7). In furtherance of the foregoing, if any insurance company or third-party administrator reasonably requires the consent of Omega or any of its Affiliates to the disclosure of claims data or information maintained by an insurance company or third-party administrator in respect of any such claim, such consent shall not be unreasonably withheld, conditioned or delayed. Nothing in Section 4.10(c) or this Section 4.10(d) shall require Omega to (A) seek recovery under, or provide information to any Buyer Party with respect to, any business interruption or similar Seller Policy or (B) remit any recovery related to a Pre-Closing Event to the extent that Omega made expenditures to remedy such Pre-Closing Event prior to the US/NL Closing.

Section 4.11 Public Announcements. The Parties will (a) consult with each other before issuing any press release or otherwise making any public announcement or statement with respect to this Agreement or any of the Transactions, (b) provide each other a reasonable opportunity to review and comment upon any such press release, public announcement or statement, (c) consider in good faith the others’ comments to any such press release, public announcement or statement and (d) not issue any such press release or make any such public announcement or statement without the prior written consent of the other Party, except to the extent (i) as any Party may be required to do by applicable Laws (including Applicable Securities Laws), court Order or obligations pursuant to any listing rules with any national securities exchange or trading market (in which case such Party will, to the extent practicable, promptly inform the other Parties in writing in advance of such compelled disclosure), (ii) as is consistent with previous press releases, public disclosures or public statements made jointly by the Parties or by a Party as required by applicable Laws in accordance with this Section 4.11 or (iii) the information disclosed in such press release or public announcement or statement was in a press release, public announcement or statement previously approved by the other Parties.

Section 4.12 Intercompany Obligations; N-7 Arrangements.

(a) Except as to any intercompany obligations described in Section 4.12(b) of the Disclosure Letter, Omega shall cause all intercompany Indebtedness and Trade Amounts to be terminated, extinguished or settled (as applicable) prior to the Effective Time without any remaining liability of any kind on the part of any Target Company as a result of or in connection with such termination or otherwise, such that no such Indebtedness or Trade Amounts shall be outstanding at the Effective Time, in each case excluding any amounts payable to, or receivable from, N-7 LLC or the Company Joint Venture Entities.

(b) Omega and Parent acknowledge and agree (on behalf of themselves and on behalf of each of their respective Affiliates) that with respect to all Contracts between the Target Companies, on the one hand, and Omega or any other Related Person, on the other hand (the “Intercompany Obligations”), other than pursuant to the Transaction Documents, the Shared Services Agreements, the Transition Services Agreement and the intercompany obligations described on Section 4.12(b) of the Disclosure Letter, Omega shall terminate, or cause the termination of, in each case in a form reasonably acceptable to Parent, each Related Party Transaction and Intercompany Obligation prior to the Effective Time, in each case excluding any amounts payable to, or receivable from, N-7 LLC or the Company Joint Venture Entities, such that each Related Party Transaction and Intercompany Obligation shall be of no further force or effect at the Effective Time, without any remaining right or liability of any kind on the part of any Target Company or Omega Company as a result of or in connection with such termination or otherwise, and Omega and Parent shall cause each of their Affiliates and other Related Persons not to take any action or assert any Action that is inconsistent with such termination.

(c) Without limiting the generality of the foregoing, Omega shall use commercially reasonable efforts to cause (i) the N-7 Marketing Agreement to be terminated, and all of its obligations and liabilities to be discharged thereunder, in each case, only as it relates to [redacted: name]; (ii) the Contracts listed in Section 4.12(c) of the Disclosure Letter to be assigned to [redacted: name] from [redacted: name], to the extent such Contracts are related to the US/NL Business, in the case of each of clauses (i) and (ii), effective as of the US/NL Closing (the Contracts contemplated in clauses (i) and (ii), collectively, the “N-7 Agreements”), provided that, for the avoidance of doubt, the effectiveness of any such assignment shall not be a condition to the US/NL Closing; and (iii) the termination, extinguishment or settlement (as applicable) of any intercompany Indebtedness or Trade Amount pursuant to Section 4.12(a) and the termination of any Intercompany Obligation pursuant to Section 4.12(b) to occur in a form that prevents the realization of any material cancellation of debt income for U.S. federal income tax purposes as a result of qualifying for the exception under either Section 108(e)(6) or Section 108(e)(i) of the Code.

Section 4.13 Further Assistance. From and after the US/NL Closing, subject to the conditions and limitations and upon the terms of this Agreement, each Party shall use reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Laws to carry out the intent and purposes of this Agreement and to consummate and make effective the Transactions. Without limiting the generality of the foregoing, subject to the conditions and limitations and upon the terms of this Agreement, each Party shall reasonably cooperate with the other Parties, shall execute and deliver such further documents, certificates, Contracts and instruments and shall take such other actions as may be reasonably requested by the other Parties to evidence or reflect the Transactions (including the execution and delivery of all documents, certificates, Contracts and instruments reasonably necessary for all filings hereunder). Following the US/NL Closing, if any Party discovers that any assets, properties or rights of any kind (whether tangible or intangible and whether real or personal) owned or otherwise held by any such Party or its Affiliates are used in, necessary for, or related to the Business or any retained business of the Omega Companies, as the case may be, then such Party shall use reasonable best efforts to cause such Omega Company or such Buyer Party or their respective Affiliates, as applicable, to promptly transfer, assign and convey such assets, properties or rights to the applicable Party or its designee without consideration or cost therefor, free and clean of any Liens other than Permitted Liens.

Section 4.14 Directors and Officers Indemnification.

(a) Each Buyer Party agrees that all rights provided in the Charter Documents of each Target Company or in any other agreement set forth on Section 4.14(a) of the Disclosure Letter (each, an “Indemnification Agreement”), in each case as of the date hereof, with respect to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the US/NL Closing Date, whether asserted or claimed prior to, at or after the US/NL Closing Date in favor of each individual who at the US/NL Closing is, or at any time prior to the US/NL Closing was, a director, manager, officer, employee or agent of any Target Company (each, together with such Person’s heirs, executors or administrators, a “D&O Indemnified Party”) shall survive the US/NL Closing and shall continue in full force and effect until the earliest of (i) six (6) years after the US/NL Closing Date and (ii) the expiration of the applicable statute of limitations (the “D&O Indemnification Period”). During the D&O Indemnification Period, (A) each Buyer Party shall not, and shall not permit the Target Companies to, amend, repeal or modify in a manner adverse to the D&O Indemnified Parties any provision in the Target Companies’ Charter Documents relating to the exculpation, indemnification or advancement of expenses of any D&O Indemnified Party with respect to acts or omissions occurring at or prior to the US/NL Closing Date, whether asserted or claimed prior to, at or after the US/NL Closing Date (including in respect of any matters arising in connection with this Agreement and the transactions contemplated hereby), unless and only to the extent required by Law and (B) each Buyer Party shall, and shall cause the Target Companies to, maintain any Indemnification Agreements as in effect on the date of this Agreement with any D&O Indemnified Party in accordance with their respective terms.

(b) In addition to the other rights provided for in this Section 4.14 and not in limitation thereof, during the D&O Indemnification Period, each Buyer Party shall, and shall cause the Target Companies (each, a “D&O Indemnifying Party”) to, to the fullest extent provided in the respective Charter Documents of the Target Companies or the Indemnification Agreements with any D&O Indemnified Party, (i) indemnify and hold harmless (and exculpate and release from any liability to such Buyer Party, the Target Companies or any of their respective Affiliates) the D&O Indemnified Parties against all D&O Expenses (as defined below) and all losses, claims, damages, judgments, fines, penalties, liabilities and amounts paid in settlement in respect of any threatened, pending or completed investigation, claim, action, inquiry, suit, proceeding or judgment, whether criminal, civil, administrative or investigative, based on, arising out of, relating to or in connection with the fact that such Person is or was a director, officer, manager, employee or other fiduciary of a Target Company arising out of or relating to acts or omissions occurring or existing (or alleged to have occurred or existed) at, prior to or after the US/NL Closing (including in respect of acts or omissions in connection with this Agreement and the Transactions) (a “D&O Indemnifiable Claim”) and (ii) advance, unconditionally and interest-free, to such D&O Indemnified Party all D&O Expenses incurred in connection with any D&O Indemnifiable Claim (including in circumstances where the D&O Indemnifying Party is otherwise entitled to assume the defense of such claim and has assumed such defense) promptly after the receipt of statements therefor. Advance payment of D&O Expenses in connection with any D&O Indemnifiable Claim shall continue until such D&O Indemnifiable Claim is disposed of or all judgments, orders, decrees or other rulings in connection with such D&O Indemnifiable Claim become final and non-appealable and are fully and finally satisfied. For the purposes of this Section 4.14, “D&O Expenses” shall include attorneys’ fees, expert fees, arbitrator and mediator fees and all other costs, charges and expenses paid or incurred in connection with investigating, defending, being a witness in or otherwise participating in (including on appeal or in response to a non-party subpoena), or preparing to defend, to be a witness in or otherwise participate in, any D&O Indemnifiable Claim. Notwithstanding anything herein to the contrary, if any D&O Indemnified Party notifies the Buyer Parties or their Affiliates (including any Target Company) on or prior to the end of the D&O Indemnification Period of a matter in respect of which such Person may seek indemnification pursuant to this Section 4.14(b), the provisions of this Section 4.14(b) shall continue in effect with respect to such matter until the final disposition of all claims relating thereto.

(c) Prior to the US/NL Closing, notwithstanding anything to the contrary set forth in this Agreement, Omega may elect to purchase, or to cause a Target Company to purchase, at Omega’s sole expense, a non-cancelable six (6) year “tail” prepaid policy and fiduciary liability insurance policy (the “Tail Policy”) on the current directors’ and officers’ liability insurance policy in place with respect to the Target Companies’ directors and officers for the benefit of the D&O Indemnified Parties, on such terms, conditions, retentions and levels of coverage (including as coverage relates to deductibles and exclusions) as decided by Omega. To the extent purchased by Omega or a Target Company, each Buyer Party shall, and shall cause each Target Company to, maintain such Tail Policy in full force and effect and continue to honor their respective obligations thereunder.

(d) If any Buyer or any of the Target Companies or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of such Buyer or the applicable Target Company shall assume all of the obligations set forth in this Section 4.14.

(e) The provisions of this Section 4.14 are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Party, his or her heirs and his or her executors, administrators and personal representatives, each of whom is an intended third-party beneficiary of this Section 4.14, and are in addition to, and not in substitution for, any other rights, including rights to indemnification or contribution that any such Person may have by Contract or otherwise. The provisions of this Section 4.14 shall survive consummation of the US/NL Closing.

Section 4.15 Credit Support.

(a) Certain Omega Companies have provided, directly or indirectly, the guarantees, letters of credit, surety bonds, indemnities and similar obligations in favor of suppliers of the Target Companies set forth in Section 4.15(a) of the Disclosure Letter (each, together with each other guarantee, letter of credit, surety bond, indemnity or similar obligation provided by Omega Companies in the ordinary course of business prior to the US/NL Closing in favor of suppliers of the Target Companies, an “Existing Guarantee”). Each Buyer Party and Omega shall, and shall cause their respective Affiliates to, reasonably cooperate with each other party, and Omega shall take all actions prior to the US/NL Closing that are reasonably necessary to secure the unconditional release of the applicable Omega Companies (and such Buyer Party shall reasonably cooperate with Omega in connection therewith) under such Existing Guarantees, effective as of the US/NL Closing, and such Buyer Party shall deliver to the applicable Person substitute credit support from such Buyer Party or any of its Affiliates meeting the credit and other requirements for the provision of credit support (a “Substitute Guarantee”) in lieu of each Existing Guarantee as promptly as reasonably practicable following the date hereof and, in any event, prior to the US/NL Closing Date, which Substitute Guarantees will only become effective upon the US/NL Closing; provided, however, that if any Existing Guarantee is not released prior to or at the US/NL Closing, the applicable Buyer Party and Omega shall each use their respective reasonable best efforts to cause the applicable Existing Guarantee to be replaced by a Substitute Guarantee or otherwise released, terminated, cancelled or discharged without further cost to or obligation on the part of any Omega Companies, and otherwise cause any debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured, liquidated or unliquidated, determined or determinable, on or off-balance sheet, of any Omega Companies under any Existing Guarantee to be released as promptly as reasonably practicable after the US/NL Closing Date. Without limiting the foregoing, if any Existing Guarantee remains outstanding and the obligations of any Omega Companies, as applicable, are not fully released following the US/NL Closing by the applicable counterparty (including if it has been assigned to a Buyer Party), the applicable Buyer Party shall indemnify and hold the applicable Omega Companies harmless from and against any and all Losses arising out of, based upon or attributable to such Existing Guarantees to the extent of such Losses if the applicable counterparty seeks recourse against any Omega Companies as a result of the default or breach by a Target Company first occurring after the US/NL Closing.

(b) Certain Target Companies have provided, directly or indirectly, the guarantees, letters of credit, surety bonds, indemnities and similar obligations in favor of suppliers of the Omega Companies set forth in Section 4.15(b) of the Disclosure Letter (each, together with each other guarantee, letter of credit, surety bond, indemnity or similar obligation provided by Omega Companies in the ordinary course of business prior to the US/NL Closing in favor of suppliers of the Target Companies, an “Omega Guarantee”). Each Buyer Party and Omega shall, and shall cause their respective Affiliates to, reasonably cooperate with each other party, and Omega shall take all actions prior to the US/NL Closing that are reasonably necessary to secure the unconditional release of the applicable Target Companies (and such Buyer Party shall reasonably cooperate with Omega in connection therewith) under such Omega Guarantees, effective as of the US/NL Closing, and Omega shall deliver to the applicable Person substitute credit support from an Omega Company meeting the credit and other requirements for the provision of credit support (an “Omega Substitute Guarantee”) in lieu of each Omega Guarantee as promptly as reasonably practicable following the date hereof and, in any event, prior to the US/NL Closing Date, which Omega Substitute Guarantee will only become effective upon the US/NL Closing; provided, however, that if any Omega Guarantee is not released prior to or at the US/NL Closing, such Buyer Party and Omega shall each use their respective reasonable best efforts to cause the applicable Omega Guarantee to be replaced by an Omega Substitute Guarantee or otherwise released, terminated, cancelled or discharged without further cost to or obligation on the part of any Target Companies, and otherwise cause any debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured, liquidated or unliquidated, determined or determinable, on or off-balance sheet, of such Target Company under any Omega Guarantee to be released as promptly as reasonably practicable after the US/NL Closing Date. Without limiting the foregoing, if any Omega Guarantee remains outstanding and the obligations of the Target Companies, as applicable, are not fully released following the US/NL Closing by the applicable counterparty (including if it has been assigned to Omega), Omega shall indemnify and hold Parent, the Buyers and the Target Companies harmless from and against any and all Losses arising out of, based upon or attributable to such Omega Guarantees to the extent of such Losses if the applicable counterparty seeks recourse against a Target Company as a result of the default or breach by Omega first occurring after the US/NL Closing.

Section 4.16 Intellectual Property Matters.

(a) Each Buyer Party hereby acknowledges that all right, title and interest in, to and under any Intellectual Property owned by Omega or any of its Affiliates (the “Omega IP”), other than the Target Company Owned IP, are, and immediately after the US/NL Closing will be, owned exclusively by Omega or its Affiliates. Subject to Section 4.16(b), from and after the US/NL Closing, each Buyer Party and its Affiliates shall have no right to use any Omega IP (which, for greater certainty, excludes any Target Company Owned IP) and, upon the US/NL Closing, shall cease any use of all such Omega IP, including any sale, distribution, license or use of any materials bearing any Omega Trademarks or any other Trademarks containing or comprising any Omega Trademarks, or that are confusingly similar thereto or dilutive variations thereof. Notwithstanding the foregoing, effective from and after the US/NL Closing, Omega, on behalf of itself and its Affiliates (excluding the Target Companies), hereby grants to the Target Companies an irrevocable, perpetual, worldwide, non-exclusive, royalty-free, fully paid-up, non-transferable (other than in connection with the sale or assignment of (i) the Target Companies or all or substantially all of the assets of the Business or (ii) any equipment for which such license is necessary), sublicensable (through multiple tiers) license under the Intellectual Property (other than (A) Trademarks and (B) any Omega IP that is made available to the Target Companies as part of an Overhead and Shared Service) owned by Omega or its Affiliates (other than the Target Companies) as of the US/NL Closing that is, as of the US/NL Closing, used or held for use in the Business, to use, make, have made, sell, offer for sale, import, copy, distribute, modify, make derivative works of, display, perform, transmit, and otherwise exploit or dispose of products and services of the Business, in each case, solely in connection with the operation of the Business as previously conducted in the past three (3) years and currently conducted. Neither Omega nor any Buyer Party shall, and each of Omega and the Buyer Parties shall cause their respective Affiliates to not, create the impression that the Business belongs to, or continues to be affiliated or associated with or endorsed by, Omega or any of its Affiliates.

(b) Without limiting the generality of the license granted under Section 4.16(a), the Target Companies shall have the non-exclusive right to use, and Omega hereby grants to the Target Companies such non-exclusive right to use, the Omega Trademarks in the operation of the Business, solely in connection with those assets or other materials (including vehicles, business cards, stationery, packaging materials, displays, signs, promotional materials, websites and email) existing and owned by one of the Target Companies as of the US/NL Closing Date for a period of up to six (6) months following the US/NL Closing Date. As soon as reasonably practicable (and in any event within six (6) months after the US/NL Closing Date), each Buyer Party shall, and shall cause the Target Companies to, discontinue all use of the Omega Trademarks, including by removing, striking over, or otherwise obliterating all Omega Trademarks from all such assets and other materials owned by such Person. Any goodwill generated by the use of the Omega Trademarks pursuant to this Section 4.16(b) shall inure solely to the benefit of Omega. Each Buyer Party acknowledges that the Omega Trademarks are owned exclusively by Omega, and neither it nor any of its Subsidiaries (including the Target Companies) shall have any rights to use the Omega Trademarks after such six (6) month period following the US/NL Closing Date.

Section 4.17 Restructuring. Promptly after the date hereof, Omega shall, and shall cause the Target Companies and Omega Companies to, (a)(i) deliver to Parent drafts of all agreements, instruments, certificates and other documents reasonably necessary to effect the steps described in the Restructuring, as well as all documents, technical analysis, computation of Tax costs and adjustments to Tax attributes prepared by Omega and its Representatives, in each case as related to the Restructuring, in order to provide Parent with a reasonable opportunity to review and comment thereon and (ii) consider in good faith comments made by Parent and accept any reasonable comments of Parent that do not adversely affect Omega or its Affiliates and give due consideration in good faith to other comments, (b) effectuate and implement the steps, in all material respects, set forth in the Restructuring that are to occur after the date hereof and (c) keep Parent reasonably informed with respect to all material activity concerning the status of the steps described in the Restructuring and cooperate in good faith with all of Parent’s reasonable requests and comments; provided, however, that Omega shall not be required to provide any Tax documents, technical analyses or computations that would impose an undue burden or expense on Omega or its Affiliates.

Section 4.18 RWI Policy. Without limiting the generality of Section 8.1, each Buyer Party hereby acknowledges and agrees that if a RWI Policy is obtained by Parent or its applicable Affiliate (whether or not such RWI Policy is sufficient to cover the applicable Losses), recovery under such RWI Policy shall be the sole and exclusive remedy of such Buyer Party and its Affiliates (including, from and after the US/NL Closing, the Target Companies) and Buyer Related Parties, in Law, equity or otherwise, arising out of, or related to any inaccuracy or breach of any representation or warranty of Omega or the Direct Sellers contained in this Agreement or in the officer’s certificate delivered to Parent pursuant to Section 6.2(d), and each Buyer Party, its Affiliates (including from and after the US/NL Closing, the Target Companies), the Buyer Related Parties and the insurers under the RWI Policy shall have no recourse against any Omega Related Party with respect thereto, other than in the case of Fraud. All costs and expenses related to such RWI Policy shall be borne by Parent or its applicable Affiliate. Parent agrees that (a) Parent shall cause such RWI Policy to expressly provide that (i) the applicable insurers under such RWI Policy shall expressly waive (and Parent shall cause the applicable insurers to waive) any rights of subrogation, claim for contribution or otherwise against the Omega Related Parties in connection with this Agreement and the Transaction, (ii) the Omega Related Parties shall be express third-party beneficiaries of such waiver, and (iii) at all times after the US/NL Closing, Parent shall not amend such RWI Policy in a manner that is adverse to the Omega Companies without the prior written consent of Omega. Each Buyer Party acknowledges and agrees that the obtaining or effectiveness of any RWI Policy is not a condition to either the US/NL Closing or the JV Holdco Closing, and reaffirms its obligation to consummate the Transactions irrespective and independently of the availability or effectiveness of any RWI Policy, subject to only the satisfaction or waiver of the conditions to the US/NL Closing set forth in Section 6.1 and Section 6.2, and the satisfaction or waiver of the conditions to the JV Holdco Closing set forth in Section 6.1 and Section 6.4.

Section 4.19 Non-Solicitation.

(a) For a period of twenty four (24) months commencing on the US/NL Closing Date, unless previously consented to in writing by Parent, the Omega Companies shall not, and shall not permit any of their respective Affiliates to, directly or indirectly, for itself or any other Person solicit, employ or retain or seek to employ or retain, whether as an employee, independent contractor or otherwise, any Person who is employed by the Target Companies as of the US/NL Closing or any Persons who were so employed during the six (6)-month period prior to US/NL Closing; provided, however, that nothing in this Section 4.19 shall prohibit Omega or any of its

Affiliates from (A) engaging in general solicitations to the public or general advertising not specifically targeted at such employees, (B) using a search firm, employment agency or other similar entity, provided that such entity has not been directed by Omega or its Affiliates to specifically solicit such employees or (C) hiring any such employee whose employment has been terminated without cause more than six (6) months prior to such hiring by any Buyer Party or a Target Company.

(b) Each Omega Company acknowledges that the restrictions contained in this Section 4.19 are reasonable and necessary to protect the legitimate interests of the Buyer Parties and the Target Companies and constitute a material inducement to the Buyer Parties to enter into this Agreement and consummate the Transactions. In the event that any covenant contained in this Section 4.19 should ever be adjudicated to exceed the time or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time or other limitations permitted by applicable Law. The covenants contained in this Section 4.19 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

Section 4.20 Resignations. Omega shall use reasonable best efforts to obtain customary resignation letters and accompanying releases from each director or equivalent board position or officer of a Target Company, with such resignations effective as of the US/NL Closing, and in a form and substance reasonably acceptable to Parent.

Section 4.21 Extraordinary General Meeting.

(a) As soon as practicable following the date of this Agreement, Omega shall, in consultation with Parent:

(i) convene and conduct an extraordinary general meeting of shareholders of Omega (the “EGM”) in accordance with Omega’s Charter Documents and applicable Laws, in order to allow shareholders of Omega to vote on the resolutions (the “Resolutions”) required to approve the Sale within the meaning of, and in accordance with, section 2:107a of the Dutch Civil Code (the “Shareholder Approval”), and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the EGM without the prior written consent of Parent;

(ii) use commercially reasonable efforts to solicit proxies in favor of the approval of the Resolutions and against any resolution submitted by any shareholder of Omega that is inconsistent with the Resolutions or the completion of any of the Transactions as determined by the Omega Board, acting reasonably;

(iii) provide Parent with copies of or access to information regarding the EGM generated by any proxy solicitation services firm, as reasonably requested from time to time by Parent;

(iv) consult with Parent in fixing the date of the EGM, give notice to Parent of the EGM and allow Parent’s Representatives and legal counsel to attend the EGM (solely in an observer capacity);

(v) promptly advise Parent, at such times as Parent may reasonably request and at least on a daily basis on each of the last ten (10) Business Days prior to the end date of the registration period for the EGM, as to the aggregate tally of the proxies received by Omega in respect of the Resolutions; and

(vi) promptly advise Parent of receipt of any communication (written or oral) from any shareholder of Omega or any other securityholder of Omega in opposition to, or any recommendation (written or oral) from a proxy advisory firm recommending the shareholders of Omega to not support, any Transaction (other than non-substantive communications and other than voting instructions included in a proxy for the EGM) and/or relating to the exercise or purported exercise or withdrawal of dissent, appraisal, inquiry or similar rights.

(b) The Resolutions shall relate solely to the approval of the Sale by the general meeting of Omega, and the effectiveness of the Resolutions shall not be contingent upon the authorization or approval of any other transaction contemplated by Omega as of or following the date hereof, including any sale or divestiture of any business or assets of Omega and its Subsidiaries other than the Business and the Purchased Equity Interests.

(c) As soon as reasonably practicable following the date of this Agreement, Omega shall prepare appropriate materials for the EGM, including any documents required by applicable securities Law in connection with the EGM (the “EGM Documentation”), and Omega shall cause the EGM Documentation to be available in accordance with its Charter Documents and applicable Law, in each case using all reasonable commercial efforts so as to permit the EGM to be held as soon as reasonably practicable as specified in Section 4.21(a)(i).

(d) On the date of mailing thereof, Omega shall ensure that the EGM Documentation complies in all material respects with applicable Law, does not contain any Misrepresentation and provides shareholders of Omega with sufficient information to permit them to form a reasoned judgment concerning the matters to be placed before EGM. Without limiting the generality of the foregoing, the EGM Documentation shall include a statement that the Omega Board has unanimously determined that the Sale is in the best interests of Omega and the Omega Board has unanimously recommended that shareholders of Omega vote in favor of the Resolutions.

(e) Omega shall give Parent and its legal counsel a reasonable opportunity to review and comment on drafts of the EGM Documentation and other related documents, and shall give reasonable consideration to any comments made by them, and agrees that all information relating solely to Parent or any of its Affiliates included in the EGM Documentation must be in a form and content reasonably satisfactory to Parent.

(f) Parent shall provide Omega with, on a timely basis, all information regarding Parent, its Affiliates and the US/NL Equity Consideration Shares and the JV Holdco Equity Consideration Shares to be issued pursuant to this Agreement, as may be reasonably requested by Omega or as may be required by applicable Laws for inclusion in the EGM Documentation.

(g) Each Party shall promptly notify the other Party if it becomes aware that the EGM Documentation contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall cooperate in the preparation of any such amendment or supplement as required or appropriate, and Omega shall promptly make such amendment or supplement available in the same way as it made the EGM Documentation available and, if required by applicable Laws, file the same with the Canadian Securities Regulatory Authorities, the SEC or any other Governmental Body as required.

Section 4.22 Treatment of EUAs. If, during the twelve (12)-month period after the Effective Time, BioMCN is granted any EUAs by the Dutch Emission Authority relating in whole, or in part, to Emissions Year 2023 or earlier, Parent shall:

(a) notify Omega as soon as reasonably practicable after the date such EUAs have been credited to the BioMCN EUA Account (but no later than ten (10) Business Days after such EUAs have been credited to the BioMCN EUA Account) and shall procure that BioMCN shall, within five (5) Business Days following the date of such notification, make a payment (an “Estimated EUA Payment”) to Omega equal to the sum of:

(i) the value of such granted EUAs, which shall be calculated using (A) the sale price achieved by BioMCN on an arms’ length disposal of such granted EUAs, or (B) the fair values of EUAs quoted by ICE (or failing such price quote being available, the fair values of EUAs quoted by EEX or an alternative internationally recognized provider of such financial information) on the second (2nd) Business Day following such notification, minus

(ii) the aggregate costs of disposal and costs incurred (in each case reflecting actual costs paid by BioMCN) to obtain such granted EUAs, in each case excluding any such costs to the extent (A) accrued in Net Indebtedness or Working Capital or (B) paid prior to the Effective Time, minus

(iii) the aggregate amount of any assets included in Net Indebtedness or Working Capital in respect of such granted EUAs,

the payment and receipt of which (as may be adjusted pursuant to Section 4.22(b)) shall be consideration for the NL Purchased Equity Interests; and

(b) simultaneously with the notification delivered pursuant to Section 4.22(a), deliver to Omega a written notice (the “EUA Adjustment Report”) setting forth in reasonable detail Parent’s good faith estimate of the Estimated EUA Payment, together with reasonably supporting documentation thereof. Following delivery of the EUA Adjustment Report, (A) Parent shall, and shall cause BioMCN and their Representatives to, (1) reasonably cooperate with Omega (including its Representatives) in connection with its review of the EUA Adjustment Report (including by providing Omega with reasonable access to the employees of Parent and BioMCN who are knowledgeable about the information contained in, and the preparation of, the applicable EUA Adjustment Report) and (2) provide any books, records and other information reasonably requested by Omega or its Representatives in connection therewith, and (B) Omega shall be entitled to review and object to the EUA Adjustment Report, and to claim any adjustments to any Estimated EUA Payment and obtain the payment of any such adjustments, it being understood that Section 1.4(b) and Section 1.4(c)(i) shall apply, mutatis mutandis, to the review by Omega of the EUA Adjustment Report and any resulting positive or negative adjustment to any Estimated EUA Payment and payment thereof (such Estimated EUA Payment, as finally adjusted and paid pursuant to this clause (B), a “Final EUA Payment”).

(c) Following the Effective Time, Parent shall, and shall cause BioMCN and their Representatives to, provide any books, records and other information reasonably requested by Omega or its Representatives in connection with BioMCN’s EUA Account, or BioMCN’s receipt of EUAs.

Section 4.23 Financing Assistance.

(a) Omega shall use its commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause each of its Subsidiaries and each of its and such Subsidiaries’ Representatives to, at the Buyer Parties’ sole expense, provide such cooperation to the Buyer Parties and their respective Affiliates and Representatives as they may reasonably request in connection with the arrangements by the Buyer Parties to obtain, syndicate, market or arrange the closing and funding of any potential debt or equity financing customary for transactions of this size (each, a “Financing”), including:

(i) providing the Buyer Parties from time to time with financial information available to Omega regarding the Target Companies necessary to market, arrange, syndicate or obtain the Financing (including the unaudited (semi-annual) condensed consolidated financial statements of OCI Clean Fuels Limited as at and for the six (6)- month periods ended June 30, 2023 and June 30, 2024);

(ii) participating in a reasonable number of meetings relating to the Financing (which may be virtual) and due diligence sessions;

(iii) cooperating with the Buyer Parties in connection with applications to obtain such consents, waivers, approvals or authorizations (and in each case, evidence thereof) which may be reasonably necessary in connection with any Financing, including preparation of materials for rating agency presentations and, promptly upon written request at least ten (10)

Business Days prior to the closing of such Financing, all documentation and other information required in connection with applicable “know your customer” and anti-money laundering and proceeds of crime Laws;

(iv) furnishing to the Buyer Parties as promptly as reasonably practicable all reasonably available financial and other reasonably required or customary information regarding any of the Target Companies or any combination thereof, and using commercially reasonable efforts to update any such information to the extent contained in an offering document if any of Omega, its Subsidiaries and each of its and such Subsidiaries’ Representatives becomes aware of any new material information;

(v) assisting the Buyer Parties in the preparation of reasonably required authorization letters with respect to information memoranda and packages and lender or investor presentations in connection with any Financing and participating in a customary and reasonable number of presentations, road shows or similar sessions in connection with such Financing;

(vi) subject to applicable Laws and the obtaining of any necessary consents in connection therewith, executing and delivering any pledge and security documents or other definitive financing documents as may be reasonably requested by the Buyer Parties in connection with any Financing; provided that any obligations contained in such documents shall be effective no earlier than the Effective Time;

(vii) as promptly as reasonably practicable, providing quarterly financial statements of each Target Company;

(viii) as promptly as reasonably practicable, providing monthly financial statements of each Target Company, to the extent available and prepared by such Target Company or its Affiliates in the ordinary course of business;

(ix) providing reasonable and customary assistance to the Buyer Parties with the preparation of pro forma financial information and pro forma financial statements to the extent necessary and customary to be included in any materials required in connection with any Financing; and

(x) using commercially reasonable efforts to cause any Target Company’s current and former independent auditors to cooperate with obtaining any Financing, including causing such independent auditors to perform reviews of interim financial information and provide required accountant’s comfort letters in customary form (including “negative assurance” comfort) and any required consents; provided that, notwithstanding the foregoing, it is understood the results of such reviews are not guaranteed.

(b) Notwithstanding anything to the contrary herein:

(i) it is acknowledged and agreed by the Buyer Parties that in no event shall (A) the receipt or availability of any Financing be a condition to the US/NL Closing or the JV Holdco Closing under Article VI or (B) a breach by Omega or its applicable Subsidiary of its obligations under this Section 4.23 be considered in determining the satisfaction of the conditions set forth in Section 6.2(b) or Section 6.4(b), unless (solely with respect to this clause (B)) such breach is a Willful Breach and is a material and primary cause of Parent being unable to obtain the proceeds of the Financing at the US/NL Closing or the JV Holdco Closing (as applicable);

(ii) such requested cooperation shall not unreasonably interfere with or disrupt the ongoing operations of Omega or any of its Subsidiaries;

(iii) such requested cooperation shall not impair, delay or prevent the satisfaction of any conditions set forth in Article VI;

(iv) none of Omega or its applicable Subsidiaries or any of their respective Affiliates or Representatives will be required to, in connection with any Financing: (A) prior to the US/NL Closing or the JV Holdco Closing, pay or incur any commitment or other fee or any out-of-pocket expense, or incur any other expense, liability or obligation that is not reimbursed by Parent at the US/NL Closing or the JV Holdco Closing, (B) pass resolutions or consents or approve or authorize the execution of, or execute or deliver, such Financing or the definitive documents in respect thereof or related agreements, (C) cause any director, officer or employee or stockholder of Omega, the Direct Sellers or any Target Companies to incur any personal liability, (D) provide access to, or disclose information that, upon the advice of counsel, is subject to attorney-client privilege or work-product or similar privilege, (E) provide or deliver any internal or external legal opinions, (F) consent to a pre-filing of UCC-1s or any other grant of Liens or that result in any of Omega, the Direct Sellers, the Target Companies or any of their respective Affiliates or Representatives being responsible to any third parties for any representations or warranties or (G) provide any Excluded Information;

(v) the Buyer Parties shall reimburse Omega or its applicable Subsidiary for all reasonable, documented and out-of-pocket costs and expenses incurred by Omega or its applicable Subsidiary in connection with any such cooperation undertaken at the request of the Buyer Parties;

(vi) the Buyer Parties shall indemnify and hold harmless Omega and its applicable Subsidiaries from and against any and all Losses suffered or incurred by them in connection with any Financing, any actions taken by them pursuant to this Section 4.23 and any information used in connection therewith or used with the cooperation of Omega, except in the event such

Losses arises out of (A) the gross negligence or willful misconduct by Omega or its Representatives or (B) the Willful Breach of this Agreement by Omega;

(vii) such requested cooperation shall not require Omega or any of its Subsidiaries to assume liability for any lender presentation, confidential information memorandum, offering memorandum, private placement memorandum or similar offering document;

(viii) such requested cooperation shall not require the directors, officers, employees or agents of Omega or any of its Subsidiaries to take any action in any capacity other than as a director, officer or employee; and

(ix) such requested cooperation shall not require Omega or any of its Subsidiaries to take any action that would reasonably be expected to conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under this Agreement or the organizational documents of such Person or any other applicable Law.

Section 4.24 Listing. Parent shall take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable under applicable Laws and the rules, regulations and policies of TSX, Nasdaq or any Canadian Securities Regulatory Authority or the SEC to enable the listing and posting for trading of the US/NL Equity Consideration Shares on TSX and Nasdaq no later than the US/NL Closing and the JV Holdco Equity Consideration Shares on TSX and Nasdaq no later than the JV Holdco Closing, in each case, subject only to official notice of issuance and, in the case of the TSX, customary listing conditions.

Section 4.25 Standstill.

(a) During the Standstill Period, the Omega Companies shall not, and shall cause each of their respective Affiliates (together with the Omega Companies, the “Omega Standstill Parties”) not to, directly or indirectly or jointly or in concert with any other Person, without the prior written consent of Parent:

(i) acquire, propose, offer, negotiate or agree to purchase, transfer or otherwise acquire any voting securities of Parent or any rights or options to acquire any of the foregoing; provided, however, that:

(A)

if the JV Carveout Option is exercised in accordance with Section 1.9(a)(i) and not subsequently rescinded pursuant to the last sentence of Section 1.8(a), and the JV Holdco Sale is not completed in accordance with Section 1.8(a), the Omega Standstill Parties may acquire, propose, offer, negotiate or agree to purchase, transfer or otherwise acquire in the secondary market up to 2,218,771 million of Parent Shares during the period commencing on the US/NL Closing Date and ending on the later (1) the JV Holdco Closing Date and (2) the last day of the Standstill Period;

(B)

if the JV Carveout Option is exercised in accordance with Section 1.9(a)(i) and not subsequently rescinded pursuant to the last sentence of Section 1.8(a), and Parent subsequently exercises the JV Call Option pursuant to and in accordance with Section 1.9(b) and elects to not satisfy the entire purchase price for the JV Holdco Purchased Equity Interests in cash in accordance with Section 1.9(b)(iii), the Omega Standstill Parties may acquire, propose, offer, negotiate or agree to purchase, transfer or otherwise acquire in the secondary market up to that number of additional Parent Shares (if greater than zero) that is equal to 4,397,381 less the aggregate number of Parent Shares acquired by the Omega Standstill Parties pursuant to Section 4.25(a)(i)(A) during the period commencing on the US/NL Closing Date and ending on the later (1) the JV Holdco Closing Date and (2) the last day of the Standstill Period; and

(ii) make, or in any way knowingly participate in, any “solicitation” (as such term is defined in the Canada Business Corporations Act) (whether or not exempt under any applicable Laws) of proxies to vote, or seek to advise or knowingly influence any Person with respect to the voting of, any securities of Parent or initiate any shareholder proposal in respect of Parent;

(iii) in any way seek the removal of any director or the election or appointment of any such director;

(iv) bring any action or otherwise act to contest the validity of this Section 4.25(a) or seek a release of the restrictions contained herein that would reasonably be expected to require Parent to make any public disclosure;

(v) make any public announcement (except, in each case, as required by applicable Laws or as provided in this Agreement) with respect to any of the foregoing or any intention, plan or arrangement with respect to the same; or

(vi) in each case, knowingly, advise, represent, enable, encourage, assist, negotiate with, or provide information to any other Person to do, or take any action consistent with or in furtherance of, any of the foregoing, provided that the foregoing restrictions shall cease to apply: (A) upon a public announcement by Parent that it has agreed to a merger, business combination, amalgamation, arrangement or direct or indirect sale of all or substantially all of its assets with or to a Person, or group of Persons acting jointly or in concert, which, if such transaction is successfully completed, will result in the shareholders of Parent holding less than fifty percent (50%) of the voting securities of the resulting corporation or entity (or its parent corporation or entity, if the resulting corporation or entity is to be a wholly owned Subsidiary of another corporation or entity after successful completion of such transaction); or (B) upon the commencement or public announcement of a bona fide takeover bid for Parent Shares by a Third Party.

(b) Notwithstanding anything to the contrary herein, (i) nothing in Section 4.25(a) restricts any Omega Standstill Party from making a confidential proposal to the board of directors of Parent with respect to any of the actions prohibited by Section 4.25(a), and (ii) none of the Transactions or any actions expressly contemplated or permitted under this Agreement, including the issuance of the US/NL Equity Consideration Shares to Omega (or its designees pursuant to Section 1.7(e)) at the US/NL Closing pursuant to Section 1.7(e), the issuance of the JV Holdco Equity Consideration Shares to Omega (or its designees pursuant to Section 1.8(e)) at the JV Holdco Closing pursuant to Section 1.8(e) or Transfers of US/NL Equity Consideration Shares or JV Holdco Equity Consideration Shares in accordance with Section 4.26, shall constitute a breach of Section 4.25(a).

Section 4.26 Restrictions on Transfers. Without the prior written consent of Parent (which consent may, in the sole discretion of Parent, be withheld or given subject to such conditions as Parent may in its sole discretion determine), Omega shall not, and shall cause each other Omega Standstill Party to not, directly or indirectly:

(a) until the date that is four (4) months and one (1) day following the US/NL Closing Date, Transfer or cause the Transfer of any US/NL Equity Consideration Shares, except as permitted by Canadian Securities Laws;

(b) until the date that is four (4) months and one (1) day following the JV Holdco Closing Date, Transfer or cause the Transfer of any JV Holdco Equity Consideration Shares (as applicable), except as permitted by Canadian Securities Laws;

(c) Transfer or cause the Transfer of, to any one Person, together with any Persons acting jointly or in concert with such Person, whether in a single transaction or a series of related transactions, US/NL Equity Consideration Shares or JV Holdco Equity Consideration Shares representing more than five percent (5%) of the then-issued and outstanding Parent Shares (on a fully diluted basis); or

(d) Transfer or cause the Transfer of US/NL Equity Consideration Shares or JV Holdco Equity Consideration Shares to any Person, whether in a single transaction or a series of related transactions, who, to the knowledge of the Omega Standstill Parties (after reasonable inquiry), (i) beneficially owns, or controls or directs, together with any Persons acting jointly or in concert with such Person, more than five percent (5%) of the then-issued and outstanding Parent Shares (on a fully diluted basis), prior to such Transfer, or (ii) would, as a result of such Transfer, together with any Persons acting jointly or in concert with such Person, beneficially own, or control or direct, more than five percent (5%) of the then-issued and outstanding Parent Shares (on a fully diluted basis), provided that, (i) the restrictions set forth in this Section 4.26 shall not apply to (A) Transfers to any Omega Standstill Party, or (B) Transfers pursuant to (1) any tender offer by Parent to acquire such Parent Shares, (2) a takeover bid for the Parent Shares that a majority of the Board has recommended that holders of Parent Shares accept, or (3) a statutory amalgamation, statutory arrangement or other statutory procedure or other business combination or sale of all or substantially all of the assets involving Parent, and (ii) the restrictions set forth in Section 4.26(c) and Section 4.26(d) shall not apply to Transfers (A) pursuant to a registered public offer conducted in accordance with the Registration Rights Agreement, (B) to underwriters or dealers conducting a registered public offer in accordance with the Registration Rights Agreement or (C) to any counterparty or pledgee in connection with a derivative transaction, structured transaction, short sale, stock loan or stock pledge transaction, including upon settlement or enforcement of such transaction.

Section 4.27 Registration of Parent Shares. Parent shall, prior to the US/NL Closing, file a Shelf Registration Statement with the SEC and a Canadian Shelf Prospectus with the Canadian Securities Regulatory Authorities in each of the provinces and territories of Canada other than the Province of Québec (or otherwise designate an existing shelf prospectus or shelf registration statement filed with the SEC or the Canadian Securities Regulatory Authorities, as the case may be, to cover one or more secondary offerings of Parent Shares), in each case allowing for an offering (including a secondary offering) of Parent Shares on a delayed or continuous basis pursuant to the rules and regulations of the SEC and the procedures relating to the use of a Canadian Shelf Prospectus under applicable Canadian Securities Laws, respectively, including by way of underwritten offering, block sale, and/or other distribution plan.

Section 4.28 Amendment of Contracts; Release of Liens; Settlement of Swaps.

(a) Prior to the US/NL Closing, Omega shall, and shall cause its applicable Subsidiaries to, use commercially reasonable efforts to amend: (i) each Contract of the Target Companies identified in Section 4.28(a)(i) of the Disclosure Letter (collectively, the “Third Party Supply Contracts”) to allow for the resale of products or provisions of services under each such Third Party Supply Contract to third parties; (ii) the Temporary Product Supply Agreement such that [redacted: name]’s obligation to provide products or services to [redacted: name] is subject to the Third Party Supply Contracts allowing for the provision of such products or services; and (iii) the Purchase, Sale and Transport Agreement to sunset the Natural Gas Supply Terms (as defined therein) on the second (2nd) anniversary of the date of the Purchase, Sale and Transport Agreement. Each Contract amendment contemplated by this Section 4.28(a) shall be in form and substance reasonably satisfactory to Parent and be effective upon and contingent on the occurrence of the US/NL Closing. For the avoidance of doubt, the effectiveness of any amendment of any Contract contemplated by this Section 4.28(a) shall not be a condition to the US/NL Closing.

(b) Prior to the US/NL Closing, Omega shall, and shall cause the applicable Target Companies to, use commercially reasonable efforts to take, or cause to be taken, all actions reasonably necessary to secure, effective as of the Effective Time, the termination and release of each Lien (other than any Permitted Liens) upon the assets or properties of the Target Companies, including the Liens set forth in Section 4.28(b) of the Disclosure Letter. The documents and other instruments providing for the termination and release of such Liens shall be in form and substance reasonably satisfactory to Parent. For the avoidance of doubt, the effectiveness of any such termination or release shall not be a condition to the US/NL Closing.

(c) Prior to the US/NL Closing, Omega shall, and shall cause the applicable Target Companies to, use commercially reasonable efforts to take, or cause to be taken, all actions reasonably necessary to settle or unwind all natural gas price swap, forward, future or derivate transactions involving the Target Companies, including using commercially reasonable efforts to terminate the Contracts set forth in Section 4.28(c) of the Disclosure Letter prior to the Closing; provided that, for purposes of this Section 4.28(c), such settlement or unwinding shall exclude any arrangements with respect to the Company Joint Venture Entities. For the avoidance of doubt, the effectiveness of any such settlement or unwinding shall not be a condition to the US/NL Closing.

ARTICLE V

TAX MATTERS

Section 5.1 Transfer Taxes. All Transfer Taxes and related out-of-pocket expenses, if any, arising out of or in connection with the Transactions shall be borne by Parent. The Party that is required under applicable Laws to file Tax Returns with respect to all such Transfer Taxes shall prepare and file all such necessary Tax Returns with respect to all such Transfer Taxes and promptly provide to the other Party such Tax Returns and any related documentation. To the extent required by applicable Law, Omega and Parent shall, and shall cause their respective Affiliates to, join in the preparation and execution of any such Tax Returns. To the extent Omega (or any of its Affiliates) files such Tax Returns with respect to Transfer Taxes and pays such Transfer Taxes or incurs any reasonable out-of-pocket expenses in connection with the preparation and filing of such Tax Returns, Parent shall indemnify and hold harmless and, within ten (10) days of a written request therefor, reimburse Omega (as designee of the Direct Sellers) for all of such Transfer Taxes and such out-of-pocket expenses.

Section 5.2 Tax Returns.

(a) Omega shall prepare and timely file, or shall cause to be prepared and timely filed, (i) all Tax Returns of each Target Company that are required to be filed in respect of any taxable period ending on or before the US/NL Closing Date (excluding, for the avoidance of doubt, the pre-US/NL Closing portion of any Straddle Period) and (ii) all Tax Returns of JV Holdco that are required to be filed in respect of any taxable period ending on or before the JV Holdco Closing Date (excluding, for the avoidance of doubt, the pre-JV Holdco Closing portion of any Straddle Period). Such Tax Returns shall be prepared and all elections with respect to such Tax Returns shall be made in a manner consistent with past practices of each Target Company or JV Holdco, as applicable, except to the extent required by applicable Laws. Before filing any Tax Return described in this Section 5.2(a), Omega shall provide Parent with a copy of such Tax Return at least fifteen (15) days prior to the last date for timely filing such Tax Return, in the case of Tax Returns that are filed less frequently than monthly, and at least three (3) Business Days prior to the last date for timely filing such Tax Return in the case of all other Tax Returns, and Omega shall consider in good faith all reasonable comments that are provided by Parent with respect to any such draft copy not later than five (5) days prior to such due date, in the case of Tax Returns that are filed less frequently than monthly, and the earlier of (i) one (1) Business Day prior to such due date and (ii) two (2) Business Days after the receipt of such Tax Return by Parent, in the case of all other Tax Returns.

(b) Parent shall prepare or cause to be prepared and shall timely file or cause to be timely filed (taking account of any extensions) (i) all Tax Returns of each Target Company that are required to be filed in respect of a Straddle Period after the US/NL Closing Date and (ii) all Tax Returns of JV Holdco that are required to be filed in respect of a Straddle Period after the JV Holdco Closing Date, excluding, in each case, for the avoidance of doubt, any consolidated or combined non-U.S. Tax Return that is required to be filed by Omega or one of its Subsidiaries or Affiliates (other than the Target Companies). Any such Tax Returns shall be prepared and all elections with respect to such Tax Returns shall be made in a manner consistent with past practices of such Target Company or JV Holdco, as applicable, except (i) to the extent required by applicable Law or (ii) to the extent relating to depreciation, amortization or depletion deductions (including, for the avoidance of doubt, any applicable elections). Before filing (x) any Tax Return described in this Section 5.2(b) that is filed less frequently than monthly, Parent shall provide Omega with a copy of such Tax Return at least fifteen (15) days prior to the last date for timely filing such Tax Return (including any valid extensions) and (y) any other Tax Return described in this Section 5.2(b), Parent shall use commercially reasonable efforts to provide such Tax Return to Omega prior to the last date for timely filing such Tax Return (including any valid extensions). Parent shall consider in good faith all reasonable comments that are provided by Omega with respect to any such draft copy (A) in the case of Tax Returns that are filed less frequently than monthly, not later than five (5) days prior to such due date and (B) in the case of all other Tax Returns, the earlier of (i) one (1) Business Day prior to such due date and (ii) two (2) Business Days after the receipt of such Tax Return by Omega. Parent shall not, without the written consent of Omega (not to be unreasonably withheld, delayed or conditioned), withdraw, repudiate, amend, refile or otherwise modify, or cause or permit to be withdrawn, repudiated, amended, refiled or otherwise modified, any Tax Return filed by or in respect of any Target Company or JV Holdco for any taxable year or period beginning before the US/NL Closing Date or the JV Holdco Closing Date (as applicable) to the extent Omega would reasonably be expected to have material liability for Taxes as a result of such action.

(c) Parent shall timely remit, or cause to be timely remitted, to the applicable Tax Authority all Taxes due in respect of any Tax Returns described in Section 5.2(a) or Section 5.2(b). Parent shall promptly notify Omega of any amounts due from Omega in respect of any Tax Return reporting Taxes for which Omega is liable pursuant to Section 5.5 and Omega shall remit such payment to Parent no later than five (5) Business Days prior to the date such Tax Return is due.

Section 5.3 Cooperation, Exchange of Information and Record Retention. The Parties recognize that each Party may need access, from time to time, after the US/NL Closing Date or the JV Holdco Closing Date (as applicable), to certain accounting and Tax records and information of the Target Companies held by Omega, the Buyer Parties or any Target Company; therefore, from and after the US/NL Closing Date or the JV Holdco Closing Date (as applicable), each Party shall, and shall cause its applicable Affiliates (including the Target Companies) and Representatives to use commercially reasonable efforts to (a) retain and maintain all such records, including all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of a Target Company and JV Holdco for each Pre-Closing Tax Period and any Straddle Period until the later of (i) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate (giving effect to any valid extensions) or (ii) six (6) years following the due date for such Tax Returns (giving effect to any valid extensions), (b) allow the other Parties, their Affiliates and Representatives (and Representatives of any of their Affiliates), upon reasonable notice and at mutually convenient times, to access employees and to inspect, review and make copies of such records (at the expense of the Party requesting the records), provided that such access shall be conducted in such a manner as not to interfere unreasonably with the normal operations of the Party providing such access, and (c) as reasonably requested by any Party, cooperate and make employees available at mutually convenient times to provide additional information or explanation of materials or documents. Any information obtained under this Section 5.3 shall be kept confidential except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding. Notwithstanding anything contained in this Agreement to the contrary, no Person will be entitled to review the Tax Returns, Tax working papers, financial statements or similar information, in each case, to the extent they relate to Income Tax of Omega, the Direct Sellers, the Buyer Parties or any Affiliate of any such Party (other than the Target Companies or JV Holdco) for any purpose, including in connection with any Tax claim or other dispute (whether among the Parties or involving third Persons) or otherwise. In the event of a conflict between this Section 5.3 and Section 8.14, the terms of this Section 5.3 shall control.

Section 5.4 Tax Sharing Agreements. On the US/NL Closing Date or the JV Holdco Closing Date (as applicable), all Tax allocation and sharing Contracts (other than Customary Agreements) to which any Target Company or JV Holdco is a party shall be terminated with respect to each Target Company, effective as of the US/NL Closing Date or the JV Holdco Closing Date (as applicable), and have no further effect (including that Buyer, its Affiliates and the Target Companies will have no liability (including for Taxes of Omega and its Subsidiaries and its Affiliates) thereunder) after the US/NL Closing Date or JV Holdco Closing Date (as applicable).

Section 5.5 Indemnification by Omega. Subject to the other terms and conditions of this Article V, from and after (x) with respect to the Target Companies, the US/NL Closing and (y) with respect to JV Holdco, the JV Holdco Closing, Omega shall indemnify and hold harmless the Buyer Indemnitees from and against, and shall pay and reimburse each of the Buyer Indemnitees for, any and all (a) Pre-Closing Restructuring Taxes and (b) any Taxes remitted by Parent for or on behalf of the Target Companies or JV Holdco in respect of any taxable period ending on or before the US/NL Closing Date or the JV Holdco Closing Date (as applicable) or the Pre-Closing Tax Period of any Straddle Period (as determined in accordance with Section 5.8) pursuant to Section 5.2(c), in the case of clauses (a) and (b), without including any such Taxes that were taken into account in the Final Working Capital, Final Net Indebtedness, Final Transaction Expenses or Final Company Joint Venture Entities Closing Adjustment; provided that, for the avoidance of doubt, Omega shall have no indemnification obligation to the Buyer Indemnitees pursuant to this Agreement with respect to any indemnification claim that is solely based on the availability of any “net operating loss carryovers” within the meaning of Section 172(b)(1)(A)(ii) of the Code or any other Tax attributes (together, “Tax Attributes”) following the Restructuring, and the amount of Taxes for which Omega is liable under this Section 5.5 shall be determined after taking into account such Tax Attributes in the relevant taxable period to the extent permitted under applicable Law. Each Buyer Party shall (i) promptly notify Omega of any audit, examination, or other proceeding by any Tax Authority in respect of Taxes for which Omega may be liable pursuant to this Section 5.5, (ii) keep Omega fully informed as to the status of such audit, examination or proceeding, (iii) allow Omega to participate (at its own expense) in such audit, examination, or proceeding, to the extent relating to Taxes for which Omega could be liable under this Section 5.5, (iv) not take any action inconsistent (including with respect to any Tax Return) with the intended tax treatment of the Restructuring and (v) not compromise, settle, or concede any issue in respect of such Taxes without the written consent of Omega (such consent not to be unreasonably withheld, conditioned, or delayed).

Section 5.6 Parent Tax Covenants. From and after (a) with respect to the Target Companies, the US/NL Closing and (b) with respect to JV Holdco, the JV Holdco Closing, without first obtaining the prior written consent of Omega (such consent not to be unreasonably withheld, conditioned or delayed), Parent shall not, and shall cause its Affiliates (including, following the US/NL Closing, the Target Companies, and following the JV Holdco Closing, JV Holdco) to not, (i) amend, refile or otherwise modify any Tax Return of a Target Company that was initially filed pursuant to Section 5.2(a) or Section 5.2(b) or any Tax election made on or relating to any such Tax Return, (ii) file a Tax Return of any of the Target Companies for a taxable period ending on or before the US/NL Closing Date or the JV Holdco Closing Date (as applicable) in a jurisdiction where such Target Company or JV Holdco has not previously filed a Tax Return, (iii) grant an extension of any applicable statute of limitations with respect to a Tax Return of any Target Company or JV Holdco for a Pre-Closing Tax Period, (iv) take any action on the US/NL Closing Date or the JV Holdco Closing Date (as applicable) and after the US/NL Closing or the JV Holdco Closing Date (as applicable) outside the ordinary course of business (other than as contemplated by this Agreement) or (v) enter into any voluntary disclosure Tax program, agreement or arrangement with any Tax Authority regarding any failure to pay Taxes or failure to file Tax Returns of any of the Target Companies for any taxable period ending on or before the US/NL Closing Date or the JV Holdco Closing Date (as applicable), in each case, to the extent such action would reasonably be expected to result in material liability to Omega pursuant to Section 5.5.

Section 5.7 Tax Treatment of Indemnification Payments. Any indemnification payments made under Section 4.15, Section 4.23(b)(vi) or this Article V shall be treated for Tax purposes as adjustments to the purchase price for the Purchased Equity Interests, unless otherwise required by applicable Law.

Section 5.8 Straddle Periods. For all purposes under this Agreement, in the case of any Straddle Period, Taxes shall be attributable to the portion of such period ending on the US/NL Closing Date, in the case of the Target Companies, or the JV Holdco Closing Date, in the case of JV Holdco, in an amount equal to: (a) in the case of any gross receipts, income, payroll, employment or similar Taxes, the portion of such Taxes allocable to the portion of the Straddle Period ending on or before the US/NL Closing Date or the JV Holdco Closing Date (as applicable), as determined on the basis of the deemed closing of the books and records of the applicable Target Company or JV Holdco at the end of the US/NL Closing Date or the JV Holdco Closing Date (as applicable); and (b) in the case of any Taxes other than those described in clause (a), the Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period from the beginning of the Straddle Period through and including the US/NL

Closing Date or the JV Holdco Closing Date (as applicable) and the denominator of which is the number of days in the entire Straddle Period. In the case of clause (a) of the preceding sentence, exemptions, credits, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions computed as if the US/NL Closing Date or the JV Holdco Closing Date (as applicable) was the last day of the Straddle Period) shall be allocated between the portion of the Straddle Period ending on the US/NL Closing Date or the JV Holdco Closing Date (as applicable) and the portion of the Straddle Period thereafter in proportion to the number of days in each such portion. For purposes of a Tax that is imposed as a result of the application of any rule under Subpart F of Subchapter N of the Code, the taxable period shall be assumed to end on the US/NL Closing Date or the JV Holdco Closing Date (as applicable) using a “closing of the books” method.

ARTICLE VI

CONDITIONS TO CLOSING

Section 6.1 Conditions to Each Party’s Obligation to Close the US/NL Sale and the JV Holdco Sale. The respective obligations of each Party to consummate the US/NL Sale and the JV Holdco Sale and to take the other actions required hereunder to be taken at the US/NL Closing and the JV Holdco Closing are subject to the satisfaction (or waiver by Omega and Parent if permitted by applicable Laws) on or prior to the US/NL Closing Date and the JV Holdco Closing Date of the following conditions:

(a) The applicable waiting periods (and any extensions thereof), confirmation of non-applicability, clearances or approvals applicable to the consummation of the Transactions under (i) any applicable Antitrust Laws of the jurisdictions set forth in Section 6.1(a)(i) of the Disclosure Letter (the “Applicable Antitrust Laws”) and (ii) any applicable FDI Laws of the jurisdictions set forth in Section 6.1(a)(ii) of the Disclosure Letter (the “Applicable FDI Laws”), and agreement approved by the Parties in accordance with Section 4.9 (including any timing agreement) with any Governmental Body to delay the consummation of, or not to consummate before a certain date, the Sale, shall have expired, been terminated or been obtained, as applicable.

(b) No applicable Law or Order enacted, issued or promulgated by any Governmental Body of competent jurisdiction shall be in effect that restrains, enjoins or otherwise prohibits or makes illegal, or has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Transactions (collectively, “Restraints”).

(c) The Shareholder Approval shall have been obtained.

Section 6.2 Additional Conditions to Obligations of the Buyer Parties to Close the US/NL Sale. The obligations of the Buyer Parties to consummate the US/NL Sale and to take the other actions required hereunder to be taken by the Buyer Parties at the US/NL Closing are further subject to satisfaction of each of the following conditions (any of which may be waived by Parent, in whole or in part):

(a) In the case of each of the following clauses (i) through (iv), solely to the extent such representations and warranties relate to the US Company, the NL Company and their Subsidiaries (for the avoidance of doubt, excluding the Company Joint Venture Entities) and disregarding the first sentence of Section 8.3(b) for purposes of this Section 6.2(a): (i) each of the representations and warranties of Omega and the Direct Sellers contained in Section 2.3(a) and Section 2.3(b) shall be true and correct in all but de minimis respects as of the date hereof and as of the US/NL Closing Date, (ii) the representation and warranty of Omega and the Direct Sellers contained in Section 2.8(b) shall be true and correct in all respects as of the date hereof, (iii) each Omega Fundamental Representation shall be true and correct in all material respects as of the date hereof and as of the US/NL Closing Date (other than representations and warranties that by their terms speak as of another date, which shall be true and correct in all material respects as of such date), and (iv) each other representation and warranty of Omega and the Direct Sellers set forth in Article II shall be true and correct, in each case, as of the date hereof and as of the US/NL Closing Date (other than representations and warranties that by their terms speak as of another date, which shall be true and correct as of such date), except where the failure of such representations and warranties to be true and correct as so made (as if none of such representations and warranties contained any qualifications or limitations as to “materiality”, “US/NL Material Adverse Effect” or similar qualifications and exceptions), individually or in the aggregate, has not had a US/NL Material Adverse Effect.

(b) Each of Omega, the US Direct Seller and the NL Direct Seller shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the US/NL Closing, in each case, solely as such agreements or covenants relate to the US Company, the NL Company and their Subsidiaries (for the avoidance of doubt, excluding the Company Joint Venture Entities) and disregarding the last two sentences of Section 8.3(b) for purposes of this Section 6.2(b).

(c) Since the date of this Agreement, no US/NL Material Adverse Effect shall have occurred that is continuing.

(d) Parent shall have received a certificate of compliance, dated as of the US/NL Closing Date and executed by a duly authorized officer of each of Omega and the Direct Sellers (solely in his or her capacity as such and not in his or her personal capacity, and without personal liability), confirming on behalf of each of Omega and the Direct Sellers that each of the conditions in Sections 6.2(a), 6.2(b) and 6.2(c) has been satisfied.

(e) Omega shall have delivered to Parent in escrow to be released at the US/NL Closing each of the agreements, documents and other deliveries set forth in Section 1.7(b).

(f) The steps of the Restructuring to be implemented after the date of this Agreement solely in respect of the US Company, the NL Company and their Subsidiaries (for the avoidance of doubt, excluding the Company Joint Venture Entities) shall have been completed.

(g) The US/NL Equity Consideration Shares shall have been approved for listing on TSX and Nasdaq, subject only to official notice of issuance and, in the case of the TSX, customary listing conditions.

Section 6.3 Additional Conditions to Obligations of Omega and the Direct Sellers to Close the US/NL Sale. The obligations of Omega and the Direct Sellers to consummate the US/NL Sale and to take the other actions required hereunder to be taken by Omega and the

Direct Sellers at the US/NL Closing are further subject to satisfaction of each of the following conditions (any of which may be waived by Omega, in whole or in part):

(a) (i) The representations and warranties of the Buyer Parties contained in Section 3.8 shall be true and correct in all but de minimis respects as of the date hereof and as of the US/NL Closing Date, (ii) the representation and warranty of the Buyer Parties contained in Section 3.5(b) shall be true and correct in all respects as of the date hereof, (iii) each Parent Fundamental Representation shall be true and correct in all material respects as of the date hereof and as of the US/NL Closing Date (other than representations and warranties that by their terms speak as of another date, which shall be true and correct in all respects as of such date), and (iv) each other representation or warranty of the Buyer Parties set forth in Article III shall be true and correct, in each case, as of the date hereof and as of the US/NL Closing Date (other than representations and warranties that by their terms speak as of another date, which shall be true and correct as of such date), except where the failure of such representations and warranties to be true and correct as so made (as if none of such representations and warranties contained any qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” or similar qualifications and exceptions), individually or in the aggregate, has not had a Parent Material Adverse Effect.

(b) Each Buyer Party shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the US/NL Closing.

(c) Since the date of this Agreement, no Parent Material Adverse Effect shall have occurred that is continuing.

(d) Omega shall have received a certificate of compliance, dated as of the US/NL Closing Date and executed by a duly authorized officer of Parent (solely in his or her capacity as such and not in his or her personal capacity, and without personal liability), confirming on behalf of the Buyer Parties that each of the conditions in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied as of the US/NL Closing Date.

(e) Parent shall have delivered to Omega in escrow to be released at the US/NL Closing each of the agreements, documents and other deliveries set forth in Section 1.7(c).

(f) The US/NL Equity Consideration Shares shall have been approved for listing on TSX and Nasdaq, subject only to official notice of issuance and, in the case of the TSX, customary listing conditions.

Section 6.4 Additional Conditions to Obligations of the Buyer Parties to Close the JV Holdco Sale. The obligations of the Buyer Parties to consummate the JV Holdco Sale and to take the other actions required hereunder to be taken by the Buyer Parties at the JV Holdco Closing are further subject to satisfaction of each of the following conditions (any of which may be waived by Parent, in whole or in part):

(a) In the case of each of the following clauses (i) through (iv), solely to the extent such representations and warranties relate to the Company Joint Venture Entities (giving effect to the first sentence of Section 8.3(b)) (for the avoidance of doubt, excluding the US

Company, the NL Company and their Subsidiaries): (i) each of the representations and warranties of Omega and the Direct Sellers contained in Section 2.3(c) and Section 2.3(d) shall be true and correct in all but de minimis respects as of the date hereof and as of the JV Holdco Closing Date, (ii) the representation and warranty of Omega and the Direct Sellers contained in Section 2.8(c) shall be true and correct in all respects as of the date hereof, (iii) each Omega Fundamental Representation shall be true and correct in all material respects as of the date hereof and as of the JV Holdco Closing Date (other than representations and warranties that by their terms speak as of another date, which shall be true and correct in all material respects as of such date), and (iv) each other representation and warranty of Omega and the Direct Sellers set forth in Article II shall be true and correct, in each case, as of the date hereof and as of the JV Holdco Closing Date (other than representations and warranties that by their terms speak as of another date, which shall be true and correct as of such date), except where the failure of such representations and warranties to be true and correct as so made (as if none of such representations and warranties contained any qualifications or limitations as to “materiality”, “JV Holdco Material Adverse Effect” or similar qualifications and exceptions), individually or in the aggregate, has not had a JV Holdco Material Adverse Effect.

(b) Each of Omega and the Direct Sellers shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the JV Holdco Closing, in each case, solely to the extent such agreements or covenants relate to the Company Joint Venture Entities (giving effect to the first sentence of Section 8.3(b)) (for the avoidance of doubt, excluding the US Company, the NL Company and their Subsidiaries).

(c) Since the date of this Agreement, no JV Holdco Material Adverse Effect shall have occurred that is continuing.

(d) Parent shall have received a certificate of compliance, dated as of the JV Holdco Closing Date and executed by a duly authorized officer of each of Omega and the Direct Sellers (solely in his or her capacity as such and not in his or her personal capacity, and without personal liability), confirming on behalf of each of Omega and the Direct Sellers that each of the conditions in Sections 6.4(a), 6.4(b) and 6.4(c) has been satisfied.

(e) Omega shall have delivered to Parent in escrow to be released at the JV Holdco Closing each of the agreements, documents and other deliveries set forth in Section 1.8(b).

(f) The steps of the Restructuring to be implemented after the date of this Agreement solely in respect of the Company Joint Venture Entities (for the avoidance of doubt, excluding the US Company, the NL Company and their Subsidiaries) shall have been completed.

(g) The JV Holdco Equity Consideration Shares shall have been approved for listing on TSX and Nasdaq, subject only to official notice of issuance and, in the case of the TSX, customary listing conditions.

Section 6.5 Additional Conditions to Obligations of Omega and the Direct Sellers to Close the JV Holdco Sale. The obligations of Omega and the Direct Sellers to consummate the JV Holdco Sale and to take the other actions required hereunder to be taken by Omega and the Direct Sellers at the JV Holdco Closing are further subject to satisfaction of each of the following conditions (any of which may be waived by Omega, in whole or in part):

(a) (i) The representations and warranties of the Buyer Parties contained in Section 3.8 shall be true and correct in all but de minimis respects as of the date hereof and as of the JV Holdco Closing Date, (ii) the representation and warranty of the Buyer Parties contained in Section 3.5(b) shall be true and correct in all respects as of the date hereof, (iii) each Parent Fundamental Representation shall be true and correct in all material respects as of the date hereof and as of the JV Holdco Closing Date (other than representations and warranties that by their terms speak as of another date, which shall be true and correct in all respects as of such date), and (iv) each other representation or warranty of the Buyer Parties set forth in Article III shall be true and correct, in each case, as of the date hereof and as of the JV Holdco Closing Date (other than representations and warranties that by their terms speak as of another date, which shall be true and correct as of such date), except where the failure of such representations and warranties to be true and correct as so made (as if none of such representations and warranties contained any qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” or similar qualifications and exceptions), individually or in the aggregate, has not had a Parent Material Adverse Effect.

(b) Each Buyer Party shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the JV Holdco Closing.

(c) Since the date of this Agreement, no Parent Material Adverse Effect shall have occurred that is continuing.

(d) Omega shall have received a certificate of compliance, dated as of the JV Holdco Closing Date and executed by a duly authorized officer of Parent (solely in his or her capacity as such and not in his or her personal capacity, and without personal liability), confirming on behalf of the Buyer Parties that each of the conditions in Section 6.5(a), Section 6.5(b) and Section 6.5(c) have been satisfied as of the JV Holdco Closing Date.

(e) Parent shall have delivered to Omega in escrow to be released at the JV Holdco Closing each of the agreements, documents and other deliveries set forth in Section 1.8(c).

(f) The JV Holdco Equity Consideration Shares shall have been approved for listing on TSX and Nasdaq, subject only to official notice of issuance and, in the case of the TSX, customary listing conditions.

Section 6.6 Frustration of Closing Conditions. No Party may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such Party’s breach of this Agreement, including any obligations under Section 4.9.

Section 6.7 Waiver of Closing Conditions. Upon the occurrence of the US/NL Closing, any condition set forth in Section 6.1, Section 6.2 or Section 6.3 that was not satisfied or waived as of the US/NL Closing shall be deemed to have been waived as of and from the US/NL Closing. Upon the occurrence of the JV Holdco Closing, any condition set forth in Section 6.1, Section 6.4 or Section 6.5 that was not satisfied or waived as of the JV Holdco Closing shall be deemed to have been waived as of and from the JV Holdco Closing.

ARTICLE VII

TERMINATION

Section 7.1 Termination. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated, and the Transactions abandoned, (x) with respect to clauses (a) and (b) below, at any time prior to the later of the US/NL Closing and the JV Holdco Closing, (y) with respect to clauses (c) and (e) below, but solely with respect to the obligation to consummate the US/NL Closing pursuant to Section 1.7(a), at any time prior to the US/NL Closing, and (z) with respect to clauses (d) and (f) below, but solely with respect to the obligation to consummate the JV Holdco Closing pursuant to Section 1.8(a), at any time prior to the JV Holdco Closing:

(a) By the mutual written agreement of Parent and Omega.

(b) By either Parent or Omega:

(i) if the US/NL Sale and the JV Holdco Sale are not consummated at or before 11:59 p.m., Eastern time, on July 31, 2025 (such date, the “End Date”); provided, however, that if all conditions to the US/NL Closing and the JV Holdco Closing have theretofore been satisfied or waived other than those set forth in Section 6.1(a) or Section 6.1(b) (with respect to Section 6.1(b), solely as a result of a Restraint arising under the authority of any Antitrust Authority or FDI Authority or under any Antitrust Law or FDI Law) and other than those that by their nature are to be satisfied at the US/NL Closing or the JV Holdco Closing, Omega or Parent may elect, on or prior to the End Date (if this Agreement has not been earlier terminated pursuant to its terms), by written notice to the other, on one or more occasions, to extend such date to a date no later than November 30, 2025 (the date to which this Agreement is ultimately extended pursuant to this Section 7.1(b) or Section 8.11 being deemed the End Date); and provided, further, that no Party shall have the right to terminate this Agreement under this Section 7.1(b)(i) if (A) any Buyer Party’s (in the case of Omega) or (B) Omega’s or any Direct Seller’s (in the case of Parent) material failure to perform or comply with any covenants or obligations set forth in this Agreement or whose material breach of a provision under this Agreement has been the primary cause of or resulted in the failure of the Transactions to be consummated on or before such date; or

(ii) if any Restraint having any of the effects set forth in Section 6.1(b) shall be in effect and shall have become final and non-appealable; provided that no Party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) if (A) any Buyer Party’s (in the case of Omega) or (B) Omega’s or any Direct Seller’s (in the case of

Parent) material failure to perform or comply with any covenants or obligations set forth in this Agreement (including those set forth in Section 4.9) or whose material breach of a provision under this Agreement has been the primary cause of the imposition or continuation of the Restraint.

(c) By Parent, solely with respect to the obligation to consummate the US/NL Closing pursuant to Section 1.7(a), in the event of a breach by Omega or any Direct Seller of any representation, warranty, covenant or other agreement contained in this Agreement which (i) would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) (assuming, solely for purposes of this Section 7.1(c), that the date of such breach is, or such breach is continuing as of, the US/NL Closing Date), and (ii) cannot be or has not been cured by the earlier of (A) thirty (30) calendar days after the giving of written notice to Omega describing such breach and the basis for such notice in reasonable detail and (B) the End Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c) if any Buyer Party is then in material breach of this Agreement such that any of the conditions to the US/NL Closing set forth in Section 6.3(a) or Section 6.3(b) would not then be satisfied as a result of such breach.

(d) By Parent, solely with respect to the obligation to consummate the JV Holdco Closing pursuant to Section 1.8(a), in the event of a breach by Omega or any Direct Seller of any representation, warranty, covenant or other agreement contained in this Agreement which (i) would give rise to the failure of a condition set forth in Section 6.4(a) or Section 6.4(b) (assuming, solely for purposes of this Section 7.1(d), that the date of such breach is, or such breach is continuing as of, the JV Holdco Closing Date), and (ii) cannot be or has not been cured by the earlier of (A) thirty (30) calendar days after the giving of written notice to Omega describing such breach and the basis for such notice in reasonable detail and (B) the End Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if any Buyer Party is then in material breach of this Agreement such that any of the conditions to the JV Holdco Closing set forth in Section 6.5(a) or Section 6.5(b) would not then be satisfied as a result of such breach.

(e) By Omega, solely with respect to the obligation to consummate the US/NL Closing pursuant to Section 1.7(a), in the event of a breach by Parent or any Buyer of any representation, warranty, covenant or other agreement contained in this Agreement which (i) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) (assuming, solely for purposes of this Section 7.1(e), that the date of such breach is, or such breach is continuing as of, the US/NL Closing Date) and (ii) cannot be or has not been cured by the earlier of (y) thirty (30) calendar days after the giving of written notice to Parent describing such breach and the basis for such notice in reasonable detail and (z) the End Date; provided, however, that Omega shall not have the right to terminate this Agreement pursuant to this Section 7.1(e) if Omega or a Direct Seller is then in material breach of this Agreement such that any of the conditions to the US/NL Closing set forth in Section 6.2(a) or Section 6.2(b) would not then be satisfied as a result of such breach.

(f) By Omega, solely with respect to the obligation to consummate the JV Holdco Closing pursuant to Section 1.8(a), in the event of a breach by Parent or any Buyer of any representation, warranty, covenant or other agreement contained in this Agreement which (i) would give rise to the failure of a condition set forth in Section 6.5(a) or Section 6.5(b) (assuming, solely for purposes of this Section 7.1(f), that the date of such breach is, or such breach is continuing as of, the JV Holdco Closing Date) and (ii) cannot be or has not been cured by the earlier of (y) thirty (30) calendar days after the giving of written notice to Parent describing such breach and the basis for such notice in reasonable detail and (z) the End Date; provided, however, that Omega shall not have the right to terminate this Agreement pursuant to this Section 7.1(f) if Omega or a Direct Seller is then in material breach of this Agreement such that any of the conditions to the JV Holdco Closing set forth in Section 6.5(a) or Section 6.5(b) would not then be satisfied as a result of such breach.

Section 7.2 Effect of Termination.

(a) If this Agreement is terminated pursuant to Section 7.1, written notice thereof shall forthwith be given to the other Party specifying the provision of this Agreement pursuant to which such termination is made, and this Agreement shall forthwith become null and void (except for the last sentence of Section 4.7(d), Section 4.11, Section 4.23(b)(v), Section 4.23(b)(vi), this Section 7.2 and Article VIII, each of which shall survive any such termination) and there shall be no liability on the part of any Party (except as otherwise provided in this Section 7.2). Notwithstanding anything to the contrary set forth herein, termination of this Agreement pursuant to Section 7.1 shall not release any Party (or its Affiliates to the extent applicable) hereto from any liability or damages (y) pursuant to the Confidentiality Agreement or the Sections specified in this Section 7.2 that survive such termination or (z) subject to Section 7.2(c), for any Willful Breach by such Party of its representations, warranties, covenants or agreements that occurred prior to such termination or for Fraud.

(b) If this Agreement is terminated (i) by either Party pursuant to Section 7.1(b)(i) or Section 7.1(b)(ii) and at such time (A) any of the conditions set forth in Section 6.1(a) or Section 6.1(b) (in the case of Section 6.1(b), to the extent that such Restraint arises under any Antitrust Law or FDI Law) have not been satisfied and (B) all the other conditions set forth in Section 6.2, Section 6.3, Section 6.4 and Section 6.5 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the US/NL Closing or the JV Holdco Closing, but which conditions were capable of being satisfied as of the US/NL Closing or the JV Holdco Closing) or (ii) by Omega pursuant to Section 7.1(e) as a result of a breach by Parent or any Buyer Party of any covenant or agreement contained in Section 4.9, Parent shall (1) within three (3) Business Days following any such termination, pay to Omega or its designee in cash by wire transfer in immediately available funds to an account designated by Omega a non-refundable fee in an amount equal to $100,000,000 (the “Regulatory Termination Fee”), and (2) reimburse Omega for all out-of-pocket fees and expenses incurred by Omega or any of its Subsidiaries in connection with the response to a Second Request or the defense of any Action brought by any Governmental Body or Person in connection with the foregoing (including all legal fees and expenses, and fees and expenses incurred by any consultants, accountants, economists, document production vendors or other professionals hired to help Omega and its Subsidiaries in connection therewith, collectively, the “Omega Expenses”) within thirty (30) days after receipt of an invoice for the same. In no event shall Parent be required to pay the Regulatory Termination Fee on more than one occasion. For the avoidance of doubt, (x) any payment of the Regulatory Termination Fee shall not affect Omega’s right to receive payment of any Omega Expenses pursuant to this Section 7.2(b), and (y) any payment of any Omega Expenses shall not affect Omega’s right to receive payment of the Regulatory Termination Fee pursuant to this Section 7.2(b).

(c) The Parties acknowledge and agree that in the circumstances described in Section 7.2(b), (i) the amount of the Regulatory Termination Fee, together with the Omega Expenses, represents the Parties’ reasonable estimate of Omega’s actual damages and the extent of such damages may be difficult and impracticable to ascertain, (ii) the Regulatory Termination Fee is reasonable and does not constitute a penalty, (iii) the receipt of the Regulatory Termination Fee, when paid, shall be deemed to be liquidated damages and (iv) the Regulatory Termination Fee shall, in the circumstances in which it is paid, but except with respect to a termination of this Agreement by Omega pursuant to Section 7.1(e) as a result of a Willful Breach by Parent or any Buyer Party that is a repeated (following prompt notice from Omega), material failure to comply with Parent’s or Buyer Party’s obligations under Section 4.9 to (A) make the Required Regulatory Filings, (B) provide information and documentary material requested by Governmental Bodies having jurisdiction over Parent or any Buyer Party or (C) pursue litigation as required under Section 4.9, together with the payment of the Omega Expenses, constitute the sole and exclusive remedies of Omega, the Direct Sellers or any of their respective Affiliates or Representatives or any other Person against Parent or any Buyer Party or its Affiliates, or any of their respective directors, officers, employees or Representatives for all Losses suffered or that may be suffered as a result of the failure of the Transactions to be consummated or for any breach or failure to perform hereunder or otherwise, and upon payment of such amounts, none of Parent or any Buyer Party or its Affiliates, or any of their respective directors, officers, employees or Representatives shall have any further liability or obligation relating to or arising out of this Agreement, the Transaction Documents or the Transactions or transactions contemplated by the Transaction Documents; provided that if this Agreement is terminated by Omega pursuant to Section 7.1(e) as a result of a Willful Breach by any Buyer Party that is a repeated (following prompt notice from Omega), material failure to comply with such Buyer Party’s obligations under Section 4.9 to (1) make the Required Regulatory Filings, (2) provide information and documentary material requested by Governmental Bodies having jurisdiction over such Buyer Party or (3) pursue litigation as required under Section 4.9, Omega shall be entitled to receive both the Regulatory Termination Fee and the Omega Expenses and to seek any additional damages available to Omega from the Buyer Parties, and in such case the Regulatory Termination Fee, the Omega Expenses and such additional monetary damages shall constitute the sole and exclusive remedies of Omega, the Direct Sellers or any of their respective Affiliates or Representatives or any other Person against the Buyer Parties or any of their respective Affiliates, directors, officers, employees or Representatives for all Losses suffered or that may be suffered as a result of the failure of the Transactions to be consummated or for any breach or failure to perform hereunder or otherwise, and upon payment of such amounts, none of the Buyer Parties or any of their respective Affiliates, directors, officers, employees or Representatives shall have any further liability or obligation relating to or arising out of this Agreement, the Transaction Documents or the Transactions or transactions contemplated by the Transaction Documents.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Survival. The Parties, intending to modify any applicable statute of limitations, agree that (a) (i) the representations and warranties in this Agreement and in any certificate delivered pursuant to Section 6.2(d) or Section 6.3(d) and (ii) the covenants in this Agreement only requiring performance at or prior to the US/NL Closing shall, in each case, terminate effective as of the US/NL Closing and shall not survive the US/NL Closing for any purpose, and thereafter there shall be no liability on the part of, nor shall any claim be made by, any Party in respect thereof, (b) (A) the representations and warranties in this Agreement and in any certificate delivered pursuant to Section 6.4(d) or Section 6.5(d) and (B) the covenants in this Agreement only requiring performance at or prior to the JV Holdco Closing shall, in each case, terminate effective as of the JV Holdco Closing and shall not survive the JV Holdco Closing for any purpose, and thereafter there shall be no liability on the part of, nor shall any claim be made by, any Party in respect thereof, and (c) the covenants in this Agreement that contemplate performance after the US/NL Closing or the JV Holdco Closing shall survive the US/NL Closing or the JV Holdco Closing (as applicable) in accordance with their respective terms (or if no term is specified, until fully performed). Notwithstanding anything to the contrary set forth in this Agreement, nothing herein shall limit the liability of a Party for Fraud.

Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given on the date of delivery if delivered personally, by email (with confirmation of transmission generated by the sender’s machine) (provided that any notice received by email transmission at the addressee’s location on any non-Business Day or any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), or sent by a nationally recognized overnight courier service (with confirmation of delivery). All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the Party to receive such notice in a notice given in accordance with this Section 8.2:

If to Omega, the US Direct Seller or the NL Director Seller, to:

OCI Global

30 Berkeley Square

London W1J 6EX

United Kingdom

Attn: Hassan Badrawi

Email: [redacted: email address]

With copy to (which shall not constitute notice): [redacted: email address]

with copy to (which shall not constitute notice):

Allen Overy Shearman Sterling LLP

599 Lexington Avenue

New York, NY 10022

Attn: Romain Dambre

Email: [redacted: email address]

If to Parent, the US Buyer or the NL Buyer, to:

Methanex Corporation

Suite 1800, 200 Burrard Street

Vancouver, BC V6C 3M1

Canada

Attn: Kevin Maloney

Email: [redacted: email address]

with copy to (which shall not constitute notice):

McCarthy Tétrault LLP

745 Thurlow Street, Suite 2400

Vancouver, BC V6E 0C5

Canada

Attn: Robin Mahood; Michael J. Bennett; Farhiyah Shariff

Email: [redacted: email addresses]

Section 8.3 Interpretation.

(a) When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article, Section of or Exhibit to this Agreement unless otherwise indicated. The table of contents and headings (including headings contained in parentheticals to Section and Article references) contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. References herein to any gender include the other gender and the neuter. The term “or” is not exclusive. The words “hereof,” “herein,” “hereby,” “hereto,” and “hereunder” shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other item extends and shall not simply mean “if”, “Dollars” and “$” shall mean United States dollars and references to currency amounts means United States dollars. Any reference to any agreement, document or instrument shall be deemed to refer to such agreement, document or instrument as amended, supplemented, modified and in effect from time to time in accordance with its terms. Any references to any Law shall be deemed to refer to such Law as amended from time to time and to include any successor legislation thereto and any rules and regulations promulgated thereunder; provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date, references to any Law shall be deemed to refer to such Law as amended as of such date. References to any document or information having been “made available” or “furnished” to any Buyer Party shall include Omega or any of its Representatives having posted any such document or information to the online data room entitled [redacted: name] hosted on behalf of Omega and located at [redacted: name] (the “Data Room”) on or before the date that is one (1) Business Day prior to the execution of this Agreement and not removed prior to the execution of this Agreement. No later than twenty (20) Business Days following the date of this Agreement, Omega shall use its commercially reasonable efforts to cause [redacted: name] to provide an electronic copy of the Data Room to Parent. If the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day. For the avoidance of doubt, from and after the US/NL Closing, the Target Companies shall be deemed to be Subsidiaries of the applicable Buyer. References to “written” or “in writing” include documents in electronic form or transmitted by email. References herein to “ordinary course of business” or “ordinary course” shall be deemed to be followed by “consistent with past practices” or “of business consistent with past practices,” respectively.

(b) For purposes of Article II, any representations and warranties made with respect to the Target Companies shall be deemed to be made with respect to the Company Joint Venture Entities (including for the avoidance of doubt, for purposes of Section 2.4(b)). For purposes of Section 4.23, and subject to the following sentence, the Target Companies shall be deemed to include the Company Joint Venture Entities. Any covenant in this Agreement that requires the Target Companies, or Omega or the Direct Sellers to cause the Target Companies, to take (or refrain from taking) any action shall be deemed to require the JV Holdco (after giving effect to the Restructuring) to use its commercially reasonable efforts to cause the Company Joint Venture Entities to take (or refrain from taking) any such action, which commercially reasonable efforts shall be deemed to be limited to the exercise of management, voting, consent or similar rights (in each case, subject to any applicable duties under Law) available to the JV Holdco (or a director or manager appointed or nominated by the JV Holdco or one of its Affiliates) under (and solely to the extent the exercise of such rights would not reasonably be expected to result in a breach of) any organizational documents of the Company Joint Venture Entities or other Contracts with respect to the JV Holdco’s direct or indirect interest in the Company Joint Venture Entities.

(c) Neither the specification of any dollar amount in any representation or warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Disclosure Letter is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Disclosure Letter is or is not material for purposes of this Agreement. Unless this Agreement specifically provides otherwise (including by provisions that require certain items to be set forth in the Disclosure Letter or make certain items an exception to such provisions), neither the specification of any item or matter in any representation or warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Disclosure Letter is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no Party shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Disclosure Letter is or is not in the ordinary course of business for purposes of this Agreement.

(d) The Disclosure Letter shall be arranged in sections that correspond to the Sections of this Agreement to which such sections of the Disclosure Letter relate; provided, however, that the disclosure of any information in any section of the Disclosure Letter shall also constitute disclosure for purposes of other Sections of this Agreement to the extent the applicability of such disclosure is reasonably apparent on its face. The inclusion of any information, matter or document disclosed or referenced in, or attached to, the Disclosure Letter shall not constitute, or be deemed to constitute, an admission of liability or obligation to a Third Party regarding such matter.

(e) The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

Section 8.4 Counterparts; Effectiveness. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed to be an original but all of which, when taken together, shall constitute one and the same instrument. This Agreement shall become effective when each Party shall have received counterparts thereof signed and delivered by the other Parties. Signatures transmitted electronically shall be accepted as originals for all purposes of this Agreement.

Section 8.5 Entire Agreement; Third Party Beneficiaries.

(a) This Agreement (including the exhibits hereto and the Disclosure Letter delivered in connection herewith) together with the other Transaction Documents, constitutes the entire agreement of the Parties with respect to the subject matter hereof and thereof and supersedes all prior representations, warranties, agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof and thereof.

(b) This Agreement is not intended to and shall not confer any rights or remedies upon any Person other than the Parties and their respective successor and permitted assigns, except as expressly provided in Section 4.14, Section 4.15 and Article V and except that the Existing Advisor shall be an express third-party beneficiary of Section 8.14 and the Buyer Released Parties and Omega Released Parties shall be express third-party beneficiaries of Section 8.15.

Section 8.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable Laws in any situation or in any jurisdiction, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect and such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of the offending term or provision in any other situation or any other jurisdiction. Notwithstanding the foregoing, upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible, in a mutually acceptable manner, in order that the Transactions be consummated as originally contemplated to the greatest extent possible.

Section 8.7 Assignments; Change of Control. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other Parties, and any attempt to make any such assignment without such consent shall be null and void; provided, however, that either Buyer may assign this Agreement and any or all rights, interests or obligations hereunder to one or more Affiliates of such Buyer without such consent; provided, further that any such assignment shall not relieve such Buyer of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns. Notwithstanding the foregoing, if there is a Change of Control Transaction, Omega shall cause the acquiring person in such Change of Control Transaction to expressly agree to assume the obligations of such Person under this Agreement and to agree to perform, or cause to be performed, all obligations of such Person or its Affiliates under this Agreement. As used in this Agreement, a “Change of Control Transaction” means (a) any transaction between Omega, on the one hand and any other Person or group, on the other hand, as a result of which immediately following the consummation thereof, such Person, or any direct or indirect equity holders of such Person would, directly or indirectly, beneficially own more than fifty percent (50%) of the outstanding voting securities or all or substantially all of the assets of Omega (or the surviving parent entity in such transaction, as applicable) or (b) any tender offer or exchange offer that if consummated would result in any Person or group beneficially owning more than fifty percent (50%) of the outstanding voting securities of Omega. Within one (1) Business Day of entering into any Contract with respect to a Change of Control Transaction, Omega will give Parent written notice of the expected entry into such Contract and will include in such notice the identity of the acquiror and the expected date of consummation of the Change of Control Transaction. Thereafter, Omega will provide Parent with periodic updates with respect to the progress with respect to the Change of Control Transaction, including that, no less than fifteen (15) Business Days prior to such consummation, Omega will give Parent written notice of such consummation and verify that the obligations under the Transaction Documents have been, or will upon consummation be, assumed by the acquiring person in accordance with the foregoing.

Section 8.8 Amendments. Subject to Section 8.16(g)(ii), this Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 8.9 Extension; Waiver. At any time prior to the US/NL Closing or the JV Holdco Closing (as applicable), the Parties, by action taken or authorized by their respective boards of directors (or similar governing bodies), may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained in this Agreement, any other Transaction Document or in any document delivered pursuant hereto or thereto and (c) waive compliance by the other Parties with any of the agreements, covenants or conditions contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. No waiver by any Party of any breach of this Agreement shall operate or be construed as a waiver of any preceding or subsequent breach, whether of a similar or different character, unless expressly set forth in such written instrument. Neither any course of conduct nor the failure or delay of any Party to this Agreement to assert any of its rights, remedies or powers under this Agreement or otherwise shall constitute a waiver of those rights, nor shall any single or partial exercise of any right, remedy or power hereunder, or any abandonment or discontinuance of steps to enforce such right, remedy or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right, remedy or power.

Section 8.10 Governing Law and Venue; Waiver of Jury Trial. Subject to Section 8.16,

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN, AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO ITS RULES OF CONFLICTS OF LAW THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY STATE OTHER THAN THE STATE OF DELAWARE. The Parties hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware located in Wilmington, Delaware, or, in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, the federal courts of the United States of America or such other state court having subject matter jurisdiction, in either case, located in the State of Delaware (collectively, “Chosen Courts”) in respect of all matters arising out of or relating to this Agreement, the interpretation and enforcement of the provisions of this Agreement, and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any Action for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such Action may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined exclusively in such courts. The Parties acknowledge and agree that the preceding sentence: (i) shall not limit the jurisdiction of the Accounting Firm as set forth in Section 1.4, (ii) shall include any action or proceeding brought for the purpose of enforcing the jurisdiction and judgments of the Accounting Firm, and (iii) shall not limit the ability of any Party to bring an action to enforce a decision of the Chosen Court in any other court of competent jurisdiction. The Parties hereby consent to and grant the Chosen Courts jurisdiction over the person of such Parties solely for such purpose and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.2 or in such other manner as may be permitted by applicable Laws shall be valid and sufficient service thereof. To the extent that any Party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such Party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement and (ii) submits to the exclusive personal jurisdiction of the Chosen Courts.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS

REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.10(B).

Section 8.11 Enforcement. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Transactions) in accordance with its specified terms or otherwise breach or threaten to breach such provisions, and further agree that (a) damages to each of the Parties caused by any such breach or threatened breach would be difficult or impossible to calculate and (b) the right of specific performance is an integral part of this Agreement and without that right, each of the Parties would not have entered into this Agreement. Accordingly, the Parties acknowledge and agree that the Parties (on behalf of themselves and the third-party beneficiaries of this Agreement provided in Section 8.5(b)) shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction, and each Party hereby irrevocably waives any right it may have to require the provision of any such bond or other security. To the extent any party brings an action or other similar process to enforce specifically the performance of the terms and provisions of this Agreement (other than an action to enforce specifically any provision that expressly survives termination of this Agreement), the End Date shall automatically be extended to (i) the tenth (10th) Business Day following the final, non-appealable resolution of such action or other similar process or (ii) such later time period established by the court or arbitrators presiding over such Action or other similar process, as applicable.

Section 8.12 Fees; Expenses. Except as otherwise expressly provided in this Agreement, all fees and expenses incurred in connection with the Transactions shall be paid by the Party incurring such fees or expenses, whether or not the Transactions are consummated.

Section 8.13 Nonrecourse. Notwithstanding anything to the contrary in this Agreement, this Agreement and each other Transaction Document may only be enforced against each Person that is expressly named as a Party (or in the case of the other Transaction Documents, each party thereto) in such Person’s capacity as such, and only with respect to the specific obligations set forth herein with respect to such Party (or in the case of the other Transaction Documents, each party thereto). No Omega Related Party or Buyer Related Party shall have any liability for any obligations or liabilities of any Party under this Agreement or any party to the other Transaction Documents in respect of any representations, warranties, covenants or agreements herein or therein, except (i) to the extent such an Omega Related Party or Buyer Related Party is an express party to one of the other Transaction Documents or (ii) in the case of Fraud.

Section 8.14 Provision Regarding Legal Representation. The Buyer Parties acknowledging that Allen Overy Shearman Sterling LLP and Stikeman Elliott LLP (the “Existing Advisors”) have acted as legal counsel to Omega, the Target Companies and their Affiliates in connection with the negotiation, documentation and consummation of the Transactions prior to the US/NL Closing and the JV Holdco Closing (as applicable) (the “Engagement”), and the Existing Advisors intend to act as legal counsel to Omega and its Affiliates (which will no longer include the Target Companies) after the US/NL Closing and the JV Holdco Closing (as applicable), the Buyer Parties hereby waive (on their own behalf) and agree to cause their respective Affiliates (including, after the US/NL Closing, the Target Companies) to waive, any conflicts to the extent related to the Engagement that may arise in connection with Existing Advisors representing Omega or any of its Affiliates after the US/NL Closing and the JV Holdco Closing (as applicable) as such representation may relate to the Transactions. Accordingly, notwithstanding anything in this Agreement to the contrary, all communications containing attorney-client confidences between Omega, the Target Companies and their respective Affiliates, on the one hand, and the Existing Advisors, on the other hand, in the course of the Engagement shall be deemed to be attorney-client confidences that belong solely to Omega and its Affiliates (and not the Target Companies). Without limiting the generality of the foregoing, from and after the US/NL Closing and the JV Holdco Closing (as applicable), (a) Omega and its Affiliates (and not the Target Companies) shall be the sole holders of the attorney-client privilege with respect to communications solely relating to the Engagement, and no Target Company shall be a holder thereof, (b) to the extent that files of the Existing Advisors in respect of the Engagement constitute property of the client, only Omega and its Affiliates (and not the Target Companies) shall hold such property rights, and (c) the Existing Advisors shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files solely in connection with the Engagement to any of the Target Companies by reason of any attorney-client relationship between the Existing Advisors and the Target Companies or otherwise. Notwithstanding the foregoing, if a dispute arises after the US/NL Closing Date or the JV Holdco Closing Date (as applicable) between Parent, any Buyer, any Target Company or one of their respective Affiliates, on the one hand, and a Third Party, on the other hand, then Parent, such Buyer, such Target Company or their applicable Affiliate (to the extent applicable) may assert the attorney-client privilege to prevent disclosure to such Third Party of confidential communications by the Existing Advisors.

Section 8.15 Release.

(a) Effective as of each of the US/NL Closing Date and the JV Holdco Closing Date, except in the case of Fraud, the Buyer Parties, on their own behalf, and on behalf of their Affiliates (including the Target Companies) and their respective predecessors, successors and assigns (collectively, the “Buyer Releasing Parties”), on the one hand, and Omega and the Direct Sellers, on their own behalf, and on behalf of their Affiliates and their respective predecessors, successors and assigns (collectively, the “Omega Releasing Parties”), on the other hand, hereby absolutely, unconditionally and irrevocably release and discharge, in the case of the Buyer Releasing Parties, each of Omega and the Direct Sellers, and each of their respective Affiliates, and, in their capacity as such, each of the Omega Related Parties (collectively, the “Omega

Released Parties”), and, in the case of the Omega Releasing Parties, each Buyer Party and its Affiliates (including the Target Companies), and, in their capacity as such, each of the Buyer Related Parties (collectively, the “Buyer Released Parties”), in each case, from any and all Actions, judgments, liabilities or obligations of any kind and nature whatsoever, fixed or contingent, known or unknown, liquidated or unliquidated, that such Buyer Releasing Party or Omega Releasing Party, as applicable, can, shall or may have in the future against any Omega Released Party or Buyer Released Party, as applicable, with respect to (i) in the case of the Buyer Releasing Parties, the ownership of the US Purchased Equity Interests, the NL Purchased Equity Interests or the JV Holdco Purchased Equity Interests by any Omega Released Parties, the ownership or operations of the Target Companies and the Company Joint Venture Entities by any Omega Released Parties and the conduct of the Business, in each case, prior to the US/ NL Closing or the JV Holdco Closing, as applicable, and (ii) in the case of the Omega Releasing Parties, the ownership or operations of the Target Companies and the Company Joint Venture Entities and the conduct of the Business prior to the US/ NL Closing or the JV Holdco Closing, as applicable; provided, that nothing contained in this Section 8.15 shall be construed as a waiver or release by any Buyer Releasing Party, on the one hand, or any Omega Releasing Party, on the other hand, of any of their respective rights under this Agreement or any other Transaction Document.

(b) The Buyer Parties, on the one hand, and the Direct Sellers and Omega, on the other hand, are aware that they may hereafter discover facts in addition to or different from those they now know or believe to be true with respect to the subject matter of the release provided for in this Section 8.15; however, it is the intention of the Buyer Parties, on the one hand, and the Direct Sellers and Omega, on the other hand, that such release shall be effective as a full and final accord and satisfactory release of each and every matter specifically or generally referred to in this Section 8.15. In furtherance of this intention, each Buyer Party, on behalf of itself and the other Buyer Releasing Parties, on the one hand, and the Direct Sellers and Omega, on behalf of themselves and the other Omega Releasing Parties, on the other hand, as applicable, expressly waive and relinquish any and all claims, rights or benefits that it may have under California Civil Code Section 1542 (“Section 1542”), and any similar provision in any other jurisdiction, which provides as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

Each Buyer Party, on behalf of itself and the other Buyer Releasing Parties, on the one hand, and the Direct Sellers and Omega, on behalf of themselves and the other Omega Releasing Parties, on the other hand, acknowledge that Section 1542 is designed to protect a party from waiving claims which it does not know exist or may exist. Nonetheless, each Buyer Party, on behalf of itself and the other Buyer Releasing Parties, on the one hand, and the Direct Sellers and Omega, on behalf of themselves and the other Omega Releasing Parties, on the other hand, agree that the waiver of Section 1542 is a material portion of the releases intended by this Section 8.15 and they therefore intend to waive all protection provided by Section 1542. EACH BUYER PARTY, ON BEHALF OF ITSELF AND THE OTHER BUYER RELEASING PARTIES, ON

THE ONE HAND, AND THE DIRECT SELLERS AND OMEGA, ON BEHALF OF THEMSELVES AND THE OTHER OMEGA RELEASING PARTIES, ON THE OTHER HAND, FURTHER ACKNOWLEDGE THAT THEY ARE AWARE THAT THEY MAY HEREAFTER DISCOVER CLAIMS OR FACTS IN ADDITION TO OR DIFFERENT FROM THOSE THEY NOW KNOW OR BELIEVE TO BE TRUE WITH RESPECT TO THE MATTERS RELEASED HEREIN. NEVERTHELESS, THEY INTEND, EXCEPT IN THE CASE OF FRAUD, TO FULLY, FINALLY AND FOREVER SETTLE AND RELEASE ALL SUCH MATTERS, AND ALL CLAIMS RELATIVE THERETO, WHICH DO NOW EXIST, MAY EXIST, OR HERETOFORE HAVE EXISTED BETWEEN SUCH PARTY, ON THE ONE HAND, AND ANY RELEASED PARTY UNDER THIS Section 8.15, ON THE OTHER HAND.

Section 8.16 Financing Sources. Notwithstanding anything to the contrary herein, each of Omega and the Direct Sellers on behalf of itself and each of its Affiliates hereby: (a) agrees that any legal action (whether in Law or in equity, whether in Contract or in tort or otherwise), involving any Financing Source Related Party, arising out of or relating to this Agreement, any Financing (other than equity financing) or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of the courts of the State of New York and the federal courts of the Southern District of New York, in each case located in New York County, and any appellate court from any thereof (each such court, the “Subject Courts”), and each of Omega and the Direct Sellers irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such Subject Courts and agrees that any such dispute shall be governed by, and construed in accordance with, the Laws of the State of New York, except as otherwise set forth in any commitment letter in respect of such Financing (other than equity financing) with respect to (i) the determination of the accuracy of any “specified representation” (as such term or similar term is defined in such commitment letter) and whether as a result of any inaccuracy thereof the Buyer Parties or any of their respective Affiliates has the right to terminate their respective obligations hereunder pursuant to Article VII or decline to consummate the US/NL Closing or the JV Holdco Closing as a result thereof pursuant to Section 6.2(a) or Section 6.4(a) (as applicable) and (ii) the determination of whether the US/NL Closing or the JV Holdco Closing (as applicable) has been consummated in all material respects in accordance with the terms hereof, which shall in each case be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule that would cause the application of Laws of any other jurisdiction, (b) agrees not to bring or support or permit any of its Affiliates to bring or support any legal action (including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in Law or in equity, whether in Contract or in tort or otherwise), against any Financing Source Related Party in any way arising out of or relating to this Agreement, any Financing (other than equity financing) or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any Subject Court, (c) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such legal action in any such Subject Court, (d) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any legal action brought against any Financing Source Related Party in any way arising out of or relating to this Agreement, any Financing (other than equity financing) or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (e) agrees that no Financing Source Related Party will have any liability to any of Omega or the Direct Sellers or their respective shareholders or Affiliates relating to or arising out of this Agreement, any Financing (other than equity financing) or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and that none of Omega or the Direct Sellers or any of their respective Affiliates or shareholders shall bring or support any legal action (including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in Law or in equity, whether in Contract or in tort or otherwise), against any Financing Source Related Party relating to or in any way arising out of this Agreement, any Financing (other than equity financing) or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (f) waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any legal action involving any Financing Source Related Party or the transactions contemplated hereby, any claim that it is not personally subject to the jurisdiction of the Subject Courts as described herein for any reason, and (g) agrees (i) that any Financing Source Related Parties are express third party beneficiaries of, and may enforce, any of the provisions in this Section 8.16 (or the definitions of any terms used in this Section 8.16) and (ii) to the extent any amendments to any provision of this Section 8.16 (or, solely as they relate to such Section, the definitions of any terms used in this Section 8.16) are materially adverse to any Financing Source Related Party, such provisions shall not be amended without the prior written consent of each applicable Financing Source. Notwithstanding anything contained herein to the contrary, nothing in this Section 8.16 shall in any way affect any party’s or any of their respective Affiliates’ rights and remedies under any binding agreement to which a Financing Source is a party.

Section 8.17 Guaranty. Parent unconditionally, absolutely and irrevocably guarantees to Omega and the Direct Sellers, as a primary obligor and not merely as a surety, the performance by each of the Buyers of each such Buyer’s obligations pursuant to this Agreement in accordance with the terms hereof.

ARTICLE IX

DEFINITIONS

“Accounting Methodology” means the accounting principles, practices, methodologies, and procedures set forth on Exhibit A.

“Action” means any civil, criminal or administrative or other action, cause of action, prosecution, contest, demand, mediation, hearing, audit, investigation, arbitration, claim, charge, inquiry, suit or proceeding, at Law or in equity, by or before a Governmental Body.

“Adjustment Amount” means, collectively, the US/NL Adjustment Amount and the JV Holdco Adjustment Amount.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. As used in this definition, “control” means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person (whether through ownership of voting securities or equity interest in the registered capital of that Person, by Contract or otherwise); provided that (a) prior to the US/NL Closing, the Target Companies shall be deemed to be Affiliates of the Omega Companies and, from and following the US/NL Closing, the Target

Companies shall be deemed to be Affiliates of the Buyer Parties (and not of any Omega Companies), and (b) the Company Joint Venture Entities and N-7 LLC shall not be deemed to be Affiliates of any Omega Companies or Target Companies.

“Affiliated Group” means any “affiliated group” (within the meaning of Section 1504(a) of the Code) or any similar affiliated, unitary, consolidated or combined group defined under any applicable provisions of state, local or foreign Laws.

“Alternative Transaction” means any (a) merger or consolidation with a Person (other than a Buyer Party) of one or more Target Companies or any business combination, share exchange, recapitalization or similar transaction or (b) the sale or other disposition to a Person (other than a Buyer Party) of a material or significant portion of the assets of any Target Company, the Business or of any of the Purchased Equity Interests or any other equity interests of any Target Company, other than (i) the Transactions and the other transactions contemplated by the other Transaction Documents, (ii) any indirect change in ownership of the Target Companies as a result of the Restructuring and (iii) changes in ownership, or the merger or other consolidation, of Omega so long as such changes in ownership, or the merger or other consolidation, does not affect any Target Company or their respective assets or liabilities in any material respect.

“Anti-Corruption Laws” means all applicable anti-corruption or anti-bribery Laws, including the U.S. Foreign Corrupt Practices Act of 1977 and the UK Bribery Act 2010.

“Antitrust Authority” means any Governmental Body responsible for the administration and enforcement of any Antitrust Law.

“Antitrust Laws” means any Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization, restraining trade or abusing a dominant position.

“Applicable Securities Laws” means Canadian Securities Laws and U.S. Securities Laws.

“Audited Financial Statements” means the audited consolidated balance sheets of OCI Clean Fuels Limited and the audited balance sheets of Natgasoline LLC, respectively, for the fiscal years ended December 31, 2023 and December 31, 2022, and the related audited statements of consolidated income and cash flows of OCI Clean Fuels Limited and audited statements of income and cash flows of Natgasoline LLC, respectively, as of and for the fiscal years then ended.

“BioMCN” means BioMethanol Chemie Nederland B.V., together with any of its Affiliates, successors and assigns.

“BioMCN EUA Account” means that account held at the EU Emissions Trading System registry in the name of BioMCN (or any of its Affiliates, successors or assigns, as applicable).

“BioMCN Plant” means that certain plant located in Delfzijl, the Netherlands, which is indirectly owned by the NL Company.

“Business” means the US/NL Business and the JV Holdco Business, as applicable.

“Business Day” means any day that is not a Saturday, Sunday or other day on which the commercial banks in New York, New York, Amsterdam, the Netherlands or Vancouver, Canada are authorized or required by Law to remain closed.

“Buyer Indemnitees” means the Buyer Parties, their respective Affiliates and their respective Representatives, and their respective successors and permitted assigns.

“Buyer Parties” means Parent and the Buyers.

“Buyer Related Party” shall mean any former, current or future direct or indirect stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, trustees, representatives or Affiliates of a Buyer Party, or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, trustee, representative or Affiliate of any of the foregoing.

“Canadian IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Canadian Securities Laws” means the Securities Act (British Columbia) and the securities legislation in each other province of Canada in which Parent is a reporting issuer (or the equivalent), the rules and regulations made thereunder, the orders, published policy statements and instruments of the securities commissions or other securities regulatory authorities in such jurisdictions, and the rules, regulations and policies of the TSX.

“Canadian Securities Regulatory Authorities” means the securities commission or similar securities regulatory authorities of each of the provinces and territories of Canada.

“Canadian Shelf Prospectus” means (a) in the event Parent qualifies as a “well-known seasoned issuer” under Canadian Securities Laws, a Canadian base prospectus filed with the Canadian Securities Regulatory Authorities (and for which, in accordance with Canadian Securities Laws, a receipt has been provided or has been deemed to have been provided, as applicable) qualifying the distribution of Parent Shares on a delayed or continuous basis, or (b) in the event Parent does not qualify as a well-known seasoned issuer under Canadian Securities Laws, a final Canadian base prospectus for which a final receipt from the Canadian Securities Regulatory Authorities has been received qualifying the distribution of Parent Shares, in each case pursuant to National Instrument 44-102 Shelf Distributions, or any successor to that instrument.

“Capex Budget” means the capital expenditures budget of the Target Companies as set forth on Section 10(a) of the Disclosure Letter.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act of 2020, the Paycheck Protection Program and Healthcare Enhancement Act of 2020, the Paycheck Protection Program Flexibility Act of 2020 and any regulations promulgated thereunder or requirements of the United States Small Business Administration, the United States Department of Treasury or the Federal Reserve relating thereto.

“Charter Documents” means, with respect to any entity at any time, in each case as amended, modified and supplemented at that time, (a) the articles and, where relevant, the memorandum of association or certificate of formation, incorporation, continuance, partnership or organization (or the equivalent organizational documents) of that entity, (b) the bylaws, partnership agreement or limited liability company agreement (or the equivalent governing documents) of that entity, and (c) each document setting forth the designation, amount and relative rights, limitations and preferences of any class or series of that entity’s equity securities or of any rights in respect of that entity’s equity securities.

“Code” means the Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means any collective bargaining agreement, collective agreement, neutrality agreement, works council agreement, or similar Contract with or relating to any labor organization, union, works council, or similar employee representative body.

“Company Joint Venture Entities” means collectively, JV Holdco, Firewater B.V., a private company with limited liability incorporated under the laws of the Netherlands, Firewater LLC, a Delaware limited liability company, Natgasoline LLC and Natgasoline Land Holding LLC, a Delaware limited liability company.

“Company Joint Venture Entities Net Indebtedness” means, with respect to the Company Joint Venture Entities, an amount equal to, (a) without duplication, the outstanding principal amount of, accrued and unpaid interest on, and other payment obligations (including any prepayment premiums payable, penalties and breakage costs, triggered as a result of any of the Transactions) in respect of (i) indebtedness for borrowed money and any obligations evidenced by bonds, debentures, notes or other security or similar instrument (gross of any related capitalized finance costs (other than any capitalized finance costs relating to any such indebtedness entered into after the date hereof, which shall reduce the principal amount of any such indebtedness)) net of any interest or principal reserve fund assets associated with such indebtedness (including any that would be required to be included on the face of the audited balance sheet of Natgasoline LLC as “Restricted cash”, assuming the date of such audited balance sheet is the Effective Time), (ii) any lease obligations required to be capitalized in accordance with the Accounting Methodology, (iii) all obligations in respect of letters of credit, bank guarantees, surety bonds, security deposits or similar obligations, other than letters of credit to the extent cash collateralized, but in each case, only to the extent drawn, (iv) liabilities under natural gas price Contracts with respect to any natural gas price swap, forward, future or derivative transaction, (v) all liabilities for Income Taxes relating to the Pre-Closing Tax Period, and (vi) indebtedness under any interest rate or other hedging agreements or swap arrangements or similar transactions (in each case excluding any such amounts in respect of currency hedging which shall be included in Working Capital), (vii) to the extent not captured by the foregoing clauses, the liability account captions classified as “Net Debt” in Part B of Exhibit A minus (b) all cash and cash equivalents (including cash in transit) of the Company Joint Venture Entities, and in the case of each of clauses (a) and (b), determined as at the Effective Time in accordance with the Accounting Methodology; provided that, for the avoidance of doubt, Company Joint Venture Entities Net Indebtedness shall not include any contra-liabilities or assets in respect of capitalized debt issuance costs or similar arrangements other than those relating to indebtedness entered into after the date hereof. Company Joint Venture

Entities Net Indebtedness shall be expressed as a positive number if it is a net liability and a negative number if it is a net asset.

“Company Joint Venture Entities Working Capital” means, without duplication, the account captions classified as “NWC” in Part B2 of Exhibit A, in each case, of the Company Joint Venture Entities at the Effective Time (excluding any Intercompany Obligations and Trade Amounts, in each case as determined in accordance with the Accounting Methodology and prepared substantially in the format of Part B2 of Exhibit A).

“Company Subsidiary” means each entity that will be a Subsidiary of either the US Company or the NL Company following the Restructuring; provided that, for the avoidance of doubt and subject to Section 8.3(b), the Company Joint Venture Entities shall not be deemed Company Subsidiaries for any purposes hereunder.

“Confidentiality Agreement” means that certain Nondisclosure Agreement between Parent and Omega, dated as of March 13, 2024.

“Consent” means any approval, authorization, consent, ratification, permission, exemption or waiver or the expiration, lapse or termination of any waiting period.

“Contract” means any legally binding written lease, contract, license, arrangement, option, promise, commitment, undertaking, teaming agreement, cooperative agreement, blanket purchase agreement, basic ordering agreement, subcontract, joint venture, purchase order, delivery order, task order, grant, agreed order, consent order, change order, instrument or other agreement (including leases, mortgages, notes, guaranties, indentures, deeds of trust, loan or credit agreements and warranties).

“Controlled Group” means any trade or business (whether or not incorporated) (a) under common control within the meaning of Section 4001(b)(1) of ERISA with the US Company, the JV Holdco or the NL Company, as applicable, or (b) which together with the US Company, the JV Holdco or the NL Company, as applicable, is treated as a single employer under Section 414(t) of the Code.

“Copyrights” means copyrights, whether published or unpublished, copyrightable works, works of authorship, in each case, whether or not registered, and registrations and applications for registration thereof and all rights in content (including text, graphics, images, audio, video or data) and computer software (including source code, object code, firmware, operating systems and specifications).

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or variants thereof or related or associated epidemics, pandemics or disease outbreaks.

“Deed of Transfer” means the notarial deed of transfer of the NL Purchased Equity Interests to be executed by the Dutch Notary, substantially in the form set out in Exhibit C attached hereto.

“DOJ” means the United States Department of Justice.

“Dutch Notary” means a civil law notary (notaris) holding office with Allen Overy Shearman Sterling LLP.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System maintained by the SEC.

“EEX” means European Energy Exchange AG, which provides prices in respect of EUAs.

“Effect” means any change, development, event, occurrence, effect or state of facts.

“Effective Time” means (a) in respect of the Target Companies, the point in time immediately prior to the US/NL Closing or (b) in respect of the Company Joint Venture Entities, the point in time immediately prior to the JV Holdco Closing.

“Emissions Year” means the calendar year to which emissions and the corresponding EUAs relate.

“Environment” means soil, soil vapor, surface waters, groundwater, drinking water, land, wetlands, stream sediments, natural resources, surface or subsurface strata, the atmosphere, ambient air, indoor air, fauna or vegetation, and any environmental medium.

“Environmental Law” means any Law or Order relating to or imposing liability or standards of conduct (including disclosure or notification) concerning the protection of human health and safety or the protection of the Environment, including those relating to the use, processing, arranging, generation, manufacture, treatment, storage, handling, transportation, recycling, sale, distribution, marketing, labeling, importation, exportation, disposal, Release, presence, emission or discharge of, or exposure to, Materials of Environmental Concern.

“Environmental Permits” means permits, licenses, consents, certificates, approvals, authorizations, registrations, variances, exemptions, and other approvals authorized by or issued pursuant to applicable Environmental Law.

“Equity Consideration Shares” means, collectively, any US/NL Equity Consideration Shares and JV Holdco Equity Consideration Shares issued pursuant to this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974 and the regulations issued thereunder.

“ERISA Affiliate” means any entity (whether or not incorporated) other than a Target Company, that is (or at any relevant time was) a member of a “controlled group of corporations” with, under common control with, or a member of an “affiliated service group” with, a Target Company under Section 414(b), (c), (m) or (o) of the Code.

“Estimated Working Capital Adjustment” means the difference between Target Working Capital and Estimated Working Capital, to be expressed as a positive number if Estimated

Working Capital is greater or less negative than Target Working Capital, or a negative number if Target Working Capital is greater or less negative than Estimated Working Capital.

“EUAs” means credits that are European Union emission allowances as granted by the Dutch Emission Authority.

“Exchange Act” means the U.S. Exchange Act of 1934.

“Excluded Information” means any (a) pro forma financial statements or adjustments or projections (including information regarding any post-US/NL Closing or post-JV Holdco Closing pro forma cost savings, synergies, capitalization, ownership or other post-US/NL Closing or post-JV Holdco Closing pro forma adjustments), (b) description of all or any portion of the Financing, including any “description of notes”, “plan of distribution” and information customarily provided by investment banks or their counsel or advisors in the preparation of an offering memorandum for private placements of non-convertible bonds pursuant to Rule 144A, (c) risk factors relating to, or any description of, all or any component of the financing contemplated thereby or (d) any financial information that is not reasonably available to Omega or its Subsidiaries under their current reporting systems, that Omega and its Subsidiaries do not maintain in the ordinary course of business and that Omega and its Subsidiaries are not reasonably able to produce without undue expense that is not reimbursed promptly by Parent.

“Exigency Event” has the meaning set forth in the definition of “JV Holdco Material Adverse Effect.”

“Exigency Measures” means any quarantine, ‘shelter in place,’ ‘stay at home,’ workforce reduction (or any other measures affecting the compensation or benefits of employees of Omega and its Subsidiaries), reduced capacity, social distancing, shut down, closure, sequester, safety or similar Law promulgated by any Governmental Body, including the Centers for Disease Control and Prevention, in each case, in connection with or in response to any Exigency Event, including the CARES Act and Families First Coronavirus Response Act.

“FDI Authority” means any Governmental Body responsible for the administration and enforcement of any FDI Law.

“FDI Laws” means any Law governing, restricting, conditioning or prohibiting investment by Persons that are the nationals of, or organized under the Laws of, a foreign jurisdiction.

“Financial Statements” means, together, the Audited Financial Statements and the Management Accounts.

“Financing Sources” means any arrangers, underwriters or lenders with respect to any Financing (including the parties to any commitment letters, engagement letters, joinder agreements, indentures or credit agreements entered into pursuant to or relating to any Financing).

“Financing Source Related Parties” means the Financing Sources, the respective Affiliates of each of the foregoing and the respective officers, directors, employees, controlling Persons, agents, advisors and the other Representatives and successors of each of the foregoing.

“FLSA” means the Fair Labor Standards Act and the regulations promulgated thereunder, or any similar federal, state or local Laws.

“Fraud” means, with respect to any Party, an actual and intentional misrepresentation (or knowing omission) of a material fact, made with intent to deceive, under Delaware law brought against a Party based on any representation and warranty made by that Party in this Agreement, in any other Transaction Document, or in any certificate delivered pursuant to this Agreement (for the avoidance of doubt, excluding any theory of fraud premised upon constructive fraud or negligent misrepresentation or omission or recklessness or negligence).

“FTC” means the United States Federal Trade Commission.

“GAAP” means the generally accepted accounting principles in the United States, including standards and interpretations issued or adopted by the Financial Accounting Standards Board.

“Governmental Approval” means any license, permit, certificate, waiver, amendment, exemption, variance, expiration and termination of any waiting period requirements (including pursuant to the HSR Act), Consent, notice to, or filing with, any Governmental Body.

“Governmental Body” means any transnational, foreign, federal, state, provincial, municipal, local or other court, governmental authority, tribunal, commission, agency, official, instrumentality or regulatory body or self-regulatory body or other non-governmental regulatory authority or quasi-governmental authority (including any securities exchange), any arbitral or other dispute resolution body, or any subdivision, department, agency or branch of any of the foregoing.

“Government Official” means any officer, employee, or person acting in an official capacity for or on behalf of a Governmental Body or any department, agency or instrumentality thereof, including state-owned entities or public organizations.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“ICE” means Intercontinental Exchange Inc., which provides prices in respect of EUAs.

“IFRS” means International Financial Reporting International Accounting Standards issued or adopted by the International Accounting Standards Board (or a predecessor body) and interpretations issued by the IFRS Interpretations Committee (or a predecessor body), each as and to the extent from time to time adopted by, as applicable, (a) the European Union in accordance with EC Regulation No. 1606/2002 or (b) the United Arab Emirates and the Abu Dhabi Global Market.

“Income Taxes” means Taxes imposed on or measured by reference (in whole or in part) to overall gross or net income, profits, receipts, and franchise, net worth, capital or other gains and similar Taxes.

“Indebtedness” means, without duplication, the outstanding principal amount of, accrued and unpaid interest on, and other payment obligations (including any prepayment premiums payable, penalties and breakage costs, triggered as a result of any of the Transactions) in respect of: (a) indebtedness for borrowed money and any obligations evidenced by bonds, debentures, notes or other security or similar instrument (gross of any related capitalized finance costs); (b) any lease obligations required to be capitalized in accordance with the Accounting Methodology; (c) all obligations in respect of letters of credit, bank guarantees, surety bonds, security deposits or similar obligations, other than letters of credit to the extent cash collateralized (to the extent such cash is not included in Target Companies Cash), but in each case, only to the extent drawn; (d) all obligations for deferred purchase price of property or services (excluding any trade payables for goods and services included in the calculation of Working Capital), including earn-outs, payments under non-compete agreements and seller notes; (e) liabilities under natural gas price Contracts with respect to any natural gas price swap, forward, future or derivative transaction; (f) all liabilities for Income Taxes relating to the Pre-Closing Tax Period; (g) indebtedness under any interest rate or other hedging agreements or swap arrangements or similar transactions (in each case excluding any such amounts in respect of currency hedging which shall be included in Working Capital); (h) obligations created or arising under any conditional sale or other title retention agreement; (i) any deferred payroll Taxes under the CARES Act; (j) obligations in the nature of a guarantee of or security for a loss, in each case, with respect to obligations described in the foregoing clauses, but only to the extent drawn; and (k) to the extent not captured by the foregoing clauses, the liability account captions classified as “Net Debt” in Part B of Exhibit A; provided that, for the avoidance of doubt, Indebtedness shall not include (1) any Indebtedness recognized in the Company Joint Venture Entities, (2) any amounts that have been terminated and extinguished prior to the Effective Time pursuant to Section 4.12 (including all Intercompany Obligations (other than the intercompany obligations described on Section 4.12(b) of the Disclosure Letter) and Trade Amounts), or (3) any contra-liabilities or assets in respect of capitalized debt issuance costs or similar arrangements.

“Intellectual Property” means all worldwide intellectual property rights, whether registered or unregistered, including all such rights in and to all of the following: (a) Patents; (b) Trademarks; (c) Internet domain names, uniform resource locators and other similar names and locators associated with the Internet (“Domain Names”); (d) Copyrights; (e) confidential and proprietary information, trade secrets, know-how, inventions (whether or not patentable), invention disclosures, improvements, processes, formulae, models, methodologies, technical and business information, technology, and all documentation relating to the foregoing (“Trade Secrets”); (f) all other intellectual and industrial property rights, whether or not subject to statutory registration or protection; and (g) all rights to sue or recover and retain damages and costs and attorneys’ fees for the past, present or future infringement, dilution, misappropriation, or other violation of any of the foregoing anywhere in the world.

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means software, hardware, computer, server, workstation, router, hub, switch, network, peripheral, platform and telecommunications equipment and other information technology and related systems, in each case, used in the Business and owned or purported to be owned, or licensed or leased, by the Target Companies.

“JV Holdco Adjustment Amount” means (a) the Final Company Joint Venture Entities Closing Adjustment minus (b) the Estimated Company Joint Venture Entities Closing Adjustment.

“JV Holdco Business” means the conduct of manufacturing, other production and related activities at the Natgasoline Plant, the conduct of marketing (including sale and purchase), distribution, logistics and related activities of the products manufactured or produced therein or purchased from third parties, and the conduct of low carbon activities, in each case, as currently conducted by the Company Joint Venture Entities; provided that the JV Holdco Business shall exclude Overhead and Shared Services.

“JV Holdco Closing Cash Amount” means (a) if the JV Carveout Option is not exercised in accordance with Section 1.9(a)(i), $263,226,038, and (b) if the JV Carveout Option is exercised in accordance with Section 1.9(a)(i), $164,610,038.

“JV Holdco Equity Consideration Shares” means (a) if the JV Carveout Option is not exercised in accordance with Section 1.9(a)(i), 2,209,318 Parent Shares, and (b) if the JV Carveout Option is exercised in accordance with Section 1.9(a)(i), 4,397,381 Parent Shares, in the case of each of clauses (a) and (b), as may be adjusted pursuant to Section 1.10.

“JV Holdco Equity Consideration Shares Amount” means (a) if the JV Carveout Option is not exercised in accordance with Section 1.9(a)(i), $99,573,962, and (b) if the JV Carveout Option is exercised in accordance with Section 1.9(a)(i), $198,189,962.

“JV Holdco Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects has, or would reasonably be expected to have, a material adverse effect on (a) the JV Holdco Business, assets, properties, the financial condition, operations or results of operations of the Company Joint Venture Entities, taken as a whole or (b) the ability of Omega or the JV Holdco Direct Seller to consummate the JV Holdco Sale; provided that, with respect to the foregoing clause (a), in no event shall any Effect, individually or in the aggregate, constitute or be taken into account in determining the occurrence of a JV Holdco Material Adverse Effect if such Effect relates to, arises out of or results from (i) changes in capital market conditions generally or general economic conditions, including with respect to interest rates or currency exchange rates; (ii) geopolitical conditions or any outbreak or escalation of hostilities, social unrest, civil disobedience, riots, sabotage, acts of war or terrorism, or any cyber-terrorism or cyber-attack or any escalation or worsening of any of the foregoing; (iii) any hurricane, tornado, flood, earthquake or other natural or man-made disaster or fire occurring after the date of this Agreement; (iv) results of elections, withdrawal from a supranational organization or any other national or international calamity or crisis and, in each case, any responses thereto (e.g., sanctions, boycotts, or curfews); (v) any epidemic, pandemic or disease outbreak (including COVID-19) or any worsening thereof (the events and changes described in the foregoing clauses (ii) through (v), “Exigency Events”); (vi) any change in applicable Law, GAAP or IFRS (or authoritative interpretation thereof) proposed, approved or enacted or changes in enforcement thereof; (vii) general conditions in the industries in which the Company Joint Venture Entities operate; (viii) the failure of the Company Joint Venture Entities to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of this Agreement (provided that the underlying cause of such failure may be taken into account in determining whether a JV Holdco Material Adverse Effect has occurred); (ix) changes in the price of natural gas, methanol, ammonia or other commodities; (x) the execution of this Agreement or the announcement or existence thereof, the pendency of the transactions contemplated by this Agreement, the identity of Parent or the compliance by Omega or any of its Subsidiaries with any of the terms of this Agreement (including, in each case, the impact thereof on relationships, contractual or otherwise, with, or any action taken by, any customers, suppliers, vendors, distributors, sales agents, business partners, service providers, employees or Governmental Bodies); (xi) the announcement or other public disclosure of Parent’s plans or intentions with respect to the conduct of the JV Holdco Business (or any portion thereof); and (xii) any action taken or omitted to be taken by, with the written consent of, or at the written request of, a Buyer Party, except, in the cases of clauses (i), (ii), (iv), (v) and (ix), to the extent that the Company Joint Venture Entities, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Company Joint Venture Entities operate (in which case the incremental disproportionate impact or impacts may be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a JV Holdco Material Adverse Effect).

“Key Shareholders” means Nassef Sawiris, in his individual capacity, and NNS Holding (Cyprus) Ltd, a limited company organized under the laws of Cyprus.

“knowledge of Omega” and phrases with similar wording mean the knowledge of the Persons listed on Section 10(b) of the Disclosure Letter after due inquiry and reasonable investigation, none of whom shall have personal liability hereunder.

“knowledge of Parent” and phrases with similar wording mean the knowledge of the Chief Executive Officer or the General Counsel of Parent, none of whom shall have personal liability hereunder.

“Latest Balance Sheet” means the unaudited balance sheet as set forth in Section 2.6(a) of the Disclosure Letter, prepared in accordance with the basis of preparation attached thereto.

“Law” means any federal, state, foreign, local, municipal or other law, common law, rule, regulation, ruling, statute, constitution, requirement, treaty, ordinance, code or legally-binding guidance, whether civil, criminal or administrative, promulgated by any Governmental Body, including any securities law, or any arbitral or other dispute resolution body.

“Lien” means any lien (statutory or otherwise), mortgage, hypothecation, easement, encroachment, right of way, infringement, preemptive right, title defect, deed of trust, deed to secure debt, pledge, claim, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, right of first refusal, right of first offer, license, Contract to sell, restriction, interest, condition, option, community property interest, adverse claim of title, ownership or right to use or other encumbrance of any kind (including any restriction on the voting of any security or the transfer of any security or asset, the receipt of income derived from any asset, the use of any asset, or the possession, exercise, or transfer of any other attribute of ownership of any asset); provided, however, that the foregoing shall not include non-exclusive licenses of or other grants of rights to Intellectual Property granted in the ordinary course of business.

“Losses” means, without duplication, any and all actual or reasonably foreseeable liabilities, losses, damages, fines, penalties, interest payments, and other costs and expenses (including reasonable and documented out-of-pocket costs and expenses of proceedings, amounts paid in connection with any assessments, judgments, or settlements relating thereto, court costs, and reasonable fees of attorneys, accountants, and other experts incurred in connection with defending against any such proceedings).

“Management Accounts” means the unaudited financial statements consisting of the unaudited balance sheets as set forth in Section 2.6(a) of the Disclosure Letter, the Latest Balance Sheet and the related statements of income for the fiscal year ended December 31, 2023 and the fiscal quarters ended March 31, 2024 (the “Unaudited Balance Sheet Date”) and June 30, 2024, in each case, as set forth in Section 2.6(a) of the Disclosure Letter, prepared in accordance with the basis of preparation attached thereto.

“Materials of Environmental Concern” means any (a) petroleum or petroleum products, or derivative or fraction thereof, radioactive materials (including radon gas), asbestos in any form, urea-formaldehyde foam insulation, mold or harmful biological agents or substances, per- and polyfluoroalkyl substances (including any materials or substances that contain per- and polyfluoroalkyl substances) and polychlorinated biphenyls or (b) any chemical, material, substance or waste, which is defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “toxic substances,” “restricted hazardous wastes,” “contaminants” or “pollutants” or any term of similar import under any Environmental Law, including chemicals, materials, substances or wastes that are regulated under, the subject of, or could give rise to liability pursuant to any Environmental Laws.

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

“N-7 Marketing Agreement” means the Second Amended and Restated Marketing Agreement, by and among N-7 LLC, Iowa Fertilizer Company LLC, OCI Beaumont LLC and Dakota Gasification Company, dated as of September 9, 2019, as it may be amended from time to time in accordance with its terms.

“Nasdaq” means the Nasdaq Global Select Market.

“Natgasoline LLC” means Natgasoline LLC, a Delaware limited liability company.

“Natgasoline Plant” means that certain plant located in Beaumont, Texas, which is owned by Natgasoline LLC.

“Net Indebtedness” means (a) the Indebtedness of the Target Companies, minus (b) the Target Companies Cash, in each case of clauses (a) and (b), (i) determined as of the Effective Time and (ii) calculated in accordance with the Accounting Methodology and prepared substantially in the format of Part B of Exhibit A. Notwithstanding anything to the contrary contained herein, in no event shall “Net Indebtedness” include any amount to the extent taken into account in the calculation of Final Working Capital, Final Transaction Expenses or Final Company Joint Venture Entities Closing Adjustment. Net Indebtedness shall (A) be expressed as a negative number if Target Companies Cash exceeds Indebtedness of the Target Companies, (B) be expressed as a positive number if Indebtedness of the Target Companies exceeds Target Companies Cash and (C) be zero if Indebtedness of the Target Companies is equal to Target Companies Cash, in each case, determined as of the Effective Time and calculated in accordance with the Accounting Methodology.

“OCI Beaumont Plant” means that certain plant located in Beaumont, Texas, which is indirectly owned by the US Company.

“OCI Clean Fuels Limited” means OCI Clean Fuels Limited, a private company limited by shares organized under the laws of Abu Dhabi, and which is an Affiliate of the Direct Sellers.

“OFAC” means the United States Department of the Treasury, Office of Foreign Assets Control.

“Omega Board” means the board of directors of Omega (or an equivalent governing body of Omega).

“Omega Companies” means Omega, the Direct Sellers, and any other direct and indirect Subsidiaries of Omega that are not Target Companies.

“Omega Confidential Information” means (a) all information and data that any Omega Company maintains as confidential relating to the business of the Omega Companies and that does not relate to the Business or any of the other businesses of any Target Company, including customer and supplier lists, pricing information, marketing plans and market studies and (b) all Confidential Information (as defined in the Confidentiality Agreement); provided that Omega Confidential Information shall not include any information or data that (i) is or becomes available to the public after the US/NL Closing or the JV Holdco Closing (as applicable) other than as a result of a disclosure in violation of Section 4.7(g); (ii) becomes available to a Buyer Party, its Affiliates or their respective Representatives after the US/NL Closing or the JV Holdco Closing (as applicable) from a source other than any Omega Company or their Representatives if the source of such information is not known by such Buyer Party, its Affiliates or the applicable Representative to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, any Omega Company with respect to such information, or (iii) is independently developed by a Buyer Party, its Affiliates or their respective Representatives without breach of Section 4.7(g).

“Omega Fundamental Representations” means the representations and warranties set forth in Section 2.1(a), Section 2.1(b), Section 2.2(a), Section 2.2(b) and Section 2.22.

“Omega Related Party” means (a) any Persons that at any time prior to the US/NL Closing or the JV Holdco Closing (as applicable) are or were direct or indirect stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, trustees, representatives or affiliates of Omega and (b) any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, trustee, representative or affiliate of any of the Persons referred to in clause (a) of this definition.

“Omega Trademark” means any Trademark owned by Omega or any of its Affiliates (other than the Target Companies) immediately prior to the US/NL Closing Date, including the Trademarks listed in Section 10(c) of the Disclosure Letter.

“Order” means any order, writ, finding, injunction, judgment, ruling or decree.

“Overhead and Shared Services” means the ancillary, proprietary or corporate shared services or processes that are provided to, or used in, both the Business and any other businesses of Omega or any Omega Companies, including the services related to travel and entertainment, temporary labor, office supplies (including copiers and faxes), personal telecommunications (including email), computer/telecommunications maintenance and support, fleet management, procurement and supply arrangements, treasury, public relations, legal and risk management (including insurance, workers’ compensation and regulatory compliance), payroll, telephone, disaster recovery, accounting, tax, internal audit, executive management, investor relations, human resources and employee relations management, employee benefits, systems security, enterprise resource planning, technical support, application management, credit, collections and accounts payable, property management, environmental support, customs and excise, database administration, general corporate and overhead, computer software applications, databases, platforms, information technology, data hosting, and infrastructure, software-as-a-service; and all services provided under the Shared Services Agreements and the Transition Services Agreement, in each case including all software (and Intellectual Property therein) used in connection therewith.

“Parent Filings” means all documents publicly filed under the profile of Parent on SEDAR+ and EDGAR since January 1, 2022.

“Parent Fundamental Representations” means the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3(c) and Section 3.13.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects has, or would reasonably be expected to have, a material adverse effect on (a) the business of Parent and its Subsidiaries, taken as a whole, or the assets, properties, financial condition, operations or results of operations of Parent and its Subsidiaries, taken as a whole or (b) the ability of any of the Buyer Parties to consummate the Transactions; provided that, with respect to the foregoing clause (a), in no event shall any Effect, individually or in the aggregate, constitute or be taken into account in determining the occurrence of a Parent Material Adverse Effect if such Effect relates to, arises out of or results from (i) changes in capital market conditions generally or general economic conditions, including with respect to interest rates or currency exchange rates; (ii) any Exigency Event; (iii) any change in applicable Law, GAAP or IFRS (or authoritative interpretation thereof) proposed, approved or enacted or changes in enforcement thereof; (iv) general conditions in the industries in which Parent and its Subsidiaries operate; (v) the failure of Parent or its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of this Agreement (provided that the underlying cause of such failure may be taken into account in determining whether a Parent Material Adverse Effect has occurred); (vi) changes in the price of natural gas, methanol, ammonia or other commodities; (vii) the execution of this Agreement or the announcement or existence thereof, the pendency of the transactions contemplated by this Agreement, the identity of Omega or the compliance by any Buyer Parties with any of the terms of this Agreement (including, in each case, the impact thereof on relationships, contractual or otherwise, with, or any action taken by, any customers, suppliers, vendors, distributors, sales agents, business partners, service providers, employees or Governmental Bodies); (viii) the announcement or other public disclosure of Omega’s plans or intentions with respect to the conduct of the Business (or any portion thereof); and (ix) any action taken or omitted to be taken by, with the written consent of, or at the written request of, a Buyer Party, except, in the cases of clauses (i), (ii), and (vi), to the extent that Parent and its Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which Parent and its Subsidiaries operate (in which case the incremental disproportionate impact or impacts may be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect).

“Parent Share Price” means $45.07.

“Parent Shares” means common shares in the capital of Parent without nominal or par value.

“Patents” means patents and patent applications, together with all provisionals, reissuances, renewals, divisionals, continuations, continuations in part, extensions and reexaminations thereof.

“Permitted Liens” means (a) liens for Taxes and other governmental charges and assessments which (i) are not yet due and payable or (ii) are being contested in good faith by appropriate proceedings, and, in the case of this clause (ii), for which appropriate reserves have been provided in accordance with GAAP or IFRS, as applicable; (b) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like liens imposed by applicable Laws arising in the ordinary course of business and relating to amounts that are not yet due and payable; (c) with respect to any real property, Liens of a non-monetary nature and that do not secure debt which do not, and would not reasonably be expected to, individually or in the aggregate, impair in any material respect the continued use of such property as currently conducted or as reasonably contemplated to be conducted and/or the operation of the Business or otherwise affect in any material respect the value of such property; (d) with respect to any real property leased or otherwise used by a Target Company pursuant to any lease or other occupancy agreement, all title exceptions, defects, easements, restrictions and other matters encumbering the landlord’s (or, as applicable, any other owner’s) interest in such real property and to which such lease or other use is subordinate, in each case that does not impair in any material respect the continued use of such property as currently conducted or as reasonably contemplated to be conducted and/or the operation of the Business; (e) with respect to any real property, Liens imposed or promulgated by Laws with respect to such real property and improvements, including zoning regulations, building codes and other land use regulations or environmental regulations, ordinances or legal requirements imposed by any Governmental Body to the extent not violated by the current use of such real property; (f) the terms and conditions of any Applicable Governmental Permits, Environmental Permits, Material Contracts or Target Real Property Leases; (g) any Liens arising as a result of the actions of any Buyer Party; and (h) Liens set forth in Section 10(d) of the Disclosure Letter.

“Person” means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, government or agency or subdivision thereof or any other entity.

“Personal Information” means (a) any information or data relating to an identified or identifiable individual or that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular consumer or household, or (b) any other information or data that constitutes “personal data,” “personally identifiable information,” “personal information” or other similar defined term under applicable Law.

“Pre-Closing Restructuring Taxes” means any Taxes for which the Target Companies or, to the extent that the JV Holdco Sale is consummated, JV Holdco are liable that result from, or are attributable to, (a) the Restructuring or (b) the termination of any intercompany Indebtedness, Trade Amount, Related Party Transactions or Intercompany Obligations pursuant to Section 4.12 and (in each case) are unpaid as of the US/NL Closing Date or the JV Holdco Closing Date (as applicable).

“Pre-Closing Tax Period” means (a) with respect to the Target Companies, any taxable year or period (or portion thereof) that ends on or before the US/NL Closing Date and (b) with respect to JV Holdco, any taxable year or period (or portion thereof) that ends on or before the JV Holdco Closing Date.

“Privacy Laws” means all Laws applicable to the Target Companies concerning the receipt, collection, use, storage, processing, disclosure, privacy or security of Personal Information, including, as applicable, the Personal Information Protection and Electronic Documents Act, S.C. 2000, c. 5, the Personal Information Protection Act, R.S.A. 2003, c. P-6.5, the Personal Information Protection Act, R.S.B.C. 2003, c. 63, an Act respecting the protection of personal information in the private sector, CQLR, c. P-39.1, CASL, Regulation (EU) 2016/679 (GDPR), GDPR as it forms part of United Kingdom (UK) law by virtue of section 3 of the European Union (Withdrawal) Act 2018, the UK Data Protection Act 2018, EU Directive 2002/58/EC and any laws or regulations implementing either or both of the GDPR and EU Directive 2002/58/EC, the UK Privacy and Electronic Communications (EC Directive) Regulations 2003, and all other applicable privacy and data protection Laws in effect throughout the EU and UK, Laws regulating biometric information, the California Invasion of Privacy Act and all other laws concerning the interception and/or recording of communications, the CAN-SPAM Act, the Telephone Consumer Protection Act and all other Laws regarding marketing communications, the Federal Trade Commission Act, and such similar Laws in other jurisdictions.

“Privacy Requirements” means (a) all Privacy Laws, (b) the published privacy policies of the Target Companies, (c) privacy related industry standards to which the Target Companies are contractually bound and/or which they have contractually or publicly represented themselves to comply with (including to the extent applicable, the Payment Card Industry Data Security Standard), and (d) all contractual commitments applicable to the Target Companies that govern privacy or data security of Personal Information held or processed by or on behalf of the Target Companies and/or the IT Assets.

“Registration Rights Agreement” means that certain Registration Rights Agreement, by and between Methanex Corporation and OCI N.V., substantially in the form set out in Exhibit E attached hereto.

“Related Person” means (a) Omega or any Affiliate of Omega other than the Target Companies, (b) any officer or director (or person performing equivalent functions) of any Omega Company and (c) any equity holder of the Omega Companies (other than Omega).

“Release” means any release, spill, emission, leak, pumping, abandoning, deposit, pouring, emptying, escaping, dumping, injection, disposal, discharge, dispersal, leaching or migration of any Materials of Environmental Concern into or through the indoor or outdoor Environment (including the abandonment or discarding of barrels, containers and other receptacles containing any Materials of Environmental Concern).

“Representative” means, in relation to any Person, any director (or Person serving in a similar capacity), officer, employee, consultant, advisor, agent, financing sources (including any Financing Sources) or other representative (including any legal counsel, accountant, investment banker and financial advisor) of that Person or any Subsidiary of that Person.

“Restructuring” means the restructuring set forth on Exhibit B-1 and Exhibit B-2; provided that Omega may amend the steps set forth on Exhibit B-1 and Exhibit B-2, so long as such amendments (a) do not increase in any material respect any liability or obligation that will be borne by any of the Buyer Parties or the Target Companies following the US/NL Closing or the JV Holdco Closing, as applicable and (b) result in the final structure set forth in each of Exhibit B-1 and Exhibit B-2.

“RWI Policy” means the buy-side representations and warranties insurance policy that may be obtained by the Buyer Parties or their applicable Affiliates in connection with this Agreement and the Transactions prior to the US/NL Closing.

“Sanctioned Country” means a country or territory which is itself the subject of comprehensive country-wide or territory-wide Sanctions (currently, Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic and the Crimea region of Ukraine).

“Sanctioned Person” means any Person that is the subject of Sanctions, including, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the U.S. government (including OFAC or the U.S. Department of State), the United Nations Security Council, the European Union, the government of Canada, the United Kingdom or any European Union member state, (b) any Person organized or resident in a Sanctioned Country, or (c) any Person fifty percent (50%) or more owned, directly or indirectly, or otherwise controlled by, any such Person or Persons described in clauses (a) or (b).

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the United States government (including through OFAC or the United States Department of State), the European Union, the United Nations Security Council, the governments of Canada, the United Kingdom (including through His Majesty’s Treasury of the United Kingdom) or any European Union member state.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933.

“SEDAR+” means the System for Electronic Data Analysis and Retrieval+ maintained on behalf of the Canadian Securities Regulatory Authorities.

“Sellers’ Lawyers” means Allen Overy Shearman Sterling LLP of Apollolaan 15, 1077 AB Amsterdam, The Netherlands and any of its Affiliates.

“Shared Services Agreements” means (a) that certain Purchase, Sale and Transport Agreement by and between [redacted: name] and [redacted: name], dated as of June 19, 2024, as amended from time to time (the “Purchase, Sale and Transport Agreement”); and (b) that certain Temporary Product Supply Agreement by and between [redacted: name] and [redacted: name], dated as of June 19, 2024, as amended from time to time (the “Temporary Product Supply Agreement”).

“Shelf Registration Statement” means, at Parent’s election, a shelf registration statement on Form F-10 or Form F-3 under the Securities Act, in each case as in effect on the date hereof, or any other registration form under the Securities Act for which Parent is eligible and that permits (a) the incorporation of substantial information by reference to other documents filed by Parent with the SEC and (b) the offering by Parent shareholders of Parent securities on a delayed or continuous basis, or any successor form.

“Solvent” shall mean, with respect to any Person, that (a) the property of such Person, at a present fair saleable valuation, exceeds the sum of its debts; (b) the present fair saleable value of the property of such Person exceeds the amount that shall be required to pay such Person’s probable liability on its existing debts as they become absolute and matured; (c) such Person has adequate capital to carry on its business; and (d) such Person does not intend or believe it shall incur Indebtedness beyond its ability to pay as such debts mature. In computing the amount of contingent or unliquidated liabilities at any time, such liabilities shall be computed at the amount which, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become actual or matured liabilities.

“Standstill Period” means the period commencing on the US/NL Closing Date and ending on the earlier of (a) the date on which the Omega Standstill Parties collectively cease to own, directly or indirectly, at least five percent (5%) of the then-issued and outstanding Parent Shares (on a fully diluted basis), and (b) May 1, 2026.

“Straddle Period” means (a) with respect to the Target Companies, any Tax period that begins before and includes, but does not end on, the US/NL Closing Date and (b) with respect to JV Holdco, any Tax period that begins before and includes, but does not end on, the JV Holdco Closing Date.

“Subsidiary” means, with respect to any Person, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its respective Subsidiaries, provided, that, for all purposes of this Agreement and except to the extent otherwise set forth herein, no Person shall be deemed to be a Subsidiary of the US Company, the JV Holdco or the NL Company, as applicable, or any Target Company if, after giving effect to the Restructuring, such Person will not be a Subsidiary of the US Company, the JV Holdco or the NL Company, as applicable, or such Target Company, as the case may be.

“Target Benefit Plans” means each employment, consulting, commission, bonus, deferred compensation, incentive compensation, stock purchase, stock option, phantom or other equity-based award, severance or termination pay, retention, change in control, fringe benefit, employee loan, hospitalization or other medical, disability, life or other insurance, supplemental unemployment benefits, cafeteria, flex-spending, profit-sharing, pension or retirement plan (including all arrangements relating to pension, pre-pension, voluntary early retirement, and other benefits following retirement, death, sickness, disability or accident applying to any current or former employee or their respective spouses or dependents, including any announced or proposed amendments to such arrangements, or other commitments that have, explicitly or tacitly, been made in respect thereto), program, policy, practice, agreement or arrangement, and each other “employee benefit plan” (within the meaning of Section 3(3) of ERISA, including multiemployer plans within the meaning of 3(37) of ERISA), and each other employee benefit plan, program, policy, practice, agreement (including employment agreements) or arrangement, whether or not subject to ERISA, whether written or oral, and any trust, escrow or similar agreement related thereto, in each such case (i) that are sponsored, maintained or contributed to (or required to be contributed to) by a Target Company or any ERISA Affiliate for the benefit of any current or former employees, directors, managers, officers, equity holders, consultants or independent contractors who are natural Persons (or any dependents or beneficiaries of such Persons), or (ii) in respect of which any Target Company or any ERISA Affiliate has or could reasonably be expected to have any current or contingent liability or obligation to contribute (including on account of any member of the Controlled Group); provided, however, that in no event shall “Target Benefit Plans” include any arrangement maintained or required to be maintained by a Governmental Body to which any Target Company or any ERISA Affiliate is required to contribute under applicable Law.

“Target Companies Cash” means, at the Effective Time, (a) all cash and cash equivalents (including cash in transit) of the Target Companies, (b) assets or receivables under any price swap, forward, future, hedging or derivative transaction or similar Contract of the Target Companies (in each case excluding any such amounts in respect of currency hedging which shall be included in Working Capital), (c) amounts included in Target Companies Cash in accordance with paragraph 14 of Part A of Exhibit A and (d) to the extent not captured by the foregoing clauses, the asset account captions classified as “Net Debt” in Part B of Exhibit A, in each case, determined as at the Effective Time in accordance with the Accounting Methodology and expressed as a positive number if a net asset balance and a negative number if a net liability balance.

“Target Company IP Rights” means all Intellectual Property necessary for or practiced by the operation of the Business as previously conducted in the past three (3) years, currently conducted, and currently contemplated to be conducted.

“Target Company Licensed IP” means the Target Company IP Rights that are not Target Company Owned IP.

“Target Company Owned IP” means all Intellectual Property owned or purported to be owned by the Target Companies.

“Target Confidential Information” means all information and data that any Target Company maintains as confidential that relates to the Business and does not relate to any of the businesses of the Omega Companies, including customer and supplier lists, pricing information, marketing plans and market studies; provided that Target Confidential Information shall not include any information or data that (a) is or becomes available to the public other than as a result of a disclosure in violation of Section 4.7(f), (b) becomes available after the US/NL Closing or the JV Holdco Closing (as applicable) to any Omega Company, its Affiliates or its or their respective Representatives after the US/NL Closing or the JV Holdco Closing (as applicable) from a source other than a Buyer Party, any of its Subsidiaries (including the Target Companies) or its or their respective Affiliates or Representatives if the source of such information is not known by such Omega Company, Affiliate or its applicable Representative to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, such Buyer Party or any of its Subsidiaries (including the Target Companies) with respect to such information, or (c) is independently developed by an Omega Company, an Affiliate of an Omega Company or its or their Representatives without breach of Section 4.7(f).

“Target Working Capital” means positive [redacted: value].

“Tax” or “Taxes” means any and all federal, state, local, non-U.S. or other tax (including all taxes measured by or referred to as income, excise, gross receipts, premium, ad valorem, sales, use, employment, franchise, profits, gains, real property, personal property, transfer, payroll, stamp, license, severance, documentary, occupation, escheat, unclaimed property, windfall profits, guarantee fund assessment or retaliatory tax, business, environmental, climate change, customs duties, equity securities, withholding, social security (or similar), unemployment, disability, registration, value added, alternative or add-on minimum, estimated or other tax, whether imposed as primary, secondary, or joint and several liability), or similar levy, assessment, tariff or duty (including any customs duty) (whether payable directly or by withholding) imposed by any Governmental Body, together with any interest, fines and penalties thereon or additional amounts with respect thereto. For purposes of this Agreement, “Tax” or “Taxes” also includes any obligations under any agreements or arrangements with any Person with respect to the liability for, or sharing of, taxes (including pursuant to Treasury Regulation Section 1.1502-6 or comparable provisions of state, local or non-U.S. tax Laws) and including any liability for taxes as a transferee or successor, by Contract or otherwise.

“Tax Authority” means the IRS and any other national, regional, state, municipal, non-U.S. or other governmental or regulatory authority or administrative body responsible for the administration or imposition of any Taxes.

“Tax Return” means any and all federal, state, local and non-U.S. Tax returns, declarations, statements, reports, schedules, elections, claims for refunds, estimates, forms and information returns or other documents and any amendments thereof filed with a Tax Authority or provided to a payee in respect of any Taxes, including any schedules or attachments thereto.

“Third Party” means any Person who is not a party to this Agreement or one of its Affiliates.

“Trade Amounts” means ordinary trade indebtedness at the Effective Time (between, on the one hand, any of the Target Companies and, on the other hand, Omega or any of Omega’s Subsidiaries), calculated in accordance with the Accounting Methodology, and in each case excluding any amounts payable to or receivable from N-7 LLC or the Company Joint Venture Entities.

“Trade Compliance Laws” means (a) the International Traffic in Arms Regulations (ITAR), 22 C.F.R. Parts 120 et seq.; (b) the Export Administration Regulations (EAR), 15 C.F.R. Parts 730 et seq.; (c) Sanctions; (d) all applicable Laws relating to customs and imports, including the customs regulations set forth in Title 19 of the Code of Federal Regulations, the Tariff Act of 1930; and (e) the antiboycott Laws administered by the U.S. Department of Commerce and the U.S. Department of the Treasury’s Internal Revenue Service.

“Trademarks” means trademarks, service marks, trade names, service names, trade dress, packaging designs, slogans, logos, corporate names, business names, brand names, commercial names and other identifiers of source, together with all goodwill symbolized thereby or associated therewith, and any registrations and applications for registration thereof, and all renewals of any of the foregoing.

“Transaction Documents” means this Agreement, the Disclosure Letter, the Deed of Transfer, the Irrevocable Voting Undertakings, the Registration Rights Agreement and each other agreement, document, certificate or instrument delivered in connection herewith.

“Transaction Expenses” means, solely to the extent incurred or otherwise payable or owed by or on behalf of any of the Target Companies on or prior to the US/NL Closing (to the extent unpaid at the Effective Time or which remains payable at or after the Effective Time) in connection with, or is triggered by, this Agreement or the consummation of any Transaction (in each case, whether invoiced before or after the US/NL Closing), including: (a) fees and expenses of investment bankers, financial advisors, accountants, lawyers, brokers and finders or other professionals in connection with the Transactions; (b) other fees, costs and expenses incurred by or on behalf of the Target Companies in connection with the sale process conducted with respect to the Target Companies, the Transactions or the negotiation and execution of the Transaction Documents; (c) any fees, costs and expenses or payments of the Target Companies related to any equity-based award, transaction bonus, retention bonus or change-of-control payment that are or become payable by the Target Companies triggered in whole or in part prior to or as a result of the execution of any Transaction Document or the consummation of the Transactions, and not as a result of any action taken by the Buyer Parties or a Target Company following the US/NL Closing (i.e., a single-trigger payment) for the avoidance of doubt, any fees, costs and expenses or payments related to any change-of-control or severance payment or other compensatory payments made to any employee of the Target Companies as a result of termination of his or her employment by any Buyer Party or its Affiliates (including any Target Companies) at or following the US/NL Closing, together with the employer-paid portion of any social security, payroll, unemployment or other similar Taxes payable in connection therewith; and (d) any costs, fees or expenses related to the Tail Policy (inclusive of sales Tax except to the extent recoverable by a Target Company after the Effective Time). Notwithstanding anything to the contrary contained herein, in no event shall “Transaction Expenses” include any (i) costs, fees or expenses related to the purchase of a RWI Policy, if applicable, (ii) fees or other costs or expenses referred to in Section 4.9 or Section 4.23(b)(v), (iii) amounts to the extent taken into account in the calculation of Net Indebtedness, the Working Capital Adjustment or the Company Joint Venture Entities Closing Adjustment or (iv) any amounts payable in respect of sales Tax to the extent recoverable by a Target Company after the Effective Time.

“Transactions” means the Sale and the other transactions contemplated by this Agreement.

“Transfer” means any sale, exchange, disposition, assignment, gift, bequest, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value and whether directly or indirectly in any manner whatsoever, and includes any agreement to effect any of the foregoing and includes a transaction involving the Transfer of the ownership interests in the Omega Standstill Parties which holds any legal title or beneficial ownership in US/NL Equity Consideration Shares and/or JV Holdco Equity Consideration Shares which is designed to otherwise circumvent the restrictions contained in Section 4.26, and the words “Transferred”, “Transferring” and similar words have corresponding meanings.

“Transfer Taxes” means all sales, use, transfer, value-added, recording, ad valorem, privilege, documentary, gains, gross receipts, registration, conveyance, excise, license, stamp, duties or similar Taxes and fees. For the avoidance of doubt, “Transfer Taxes” does not include any Income Taxes or withholding Taxes.

“Transition Services Agreement” means that certain Transition Services Agreement, by and between [redacted: name] and [redacted: name], dated June 20, 2024, as amended from time to time.

“Treasury Regulations” means the regulations issued or proposed under the Code.

“TSX” means the Toronto Stock Exchange.

“Unaudited Balance Sheet Date” has the meaning set forth in the definition of “Management Accounts.”

“U.S. Securities Laws” means all applicable securities laws in the United States, including without limitation, the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder, any applicable state securities laws and the rules, regulations and policies of Nasdaq.

“US/NL Adjustment Amount” means (a) the Estimated Transaction Expenses, minus (b) the Final Transaction Expenses, minus (c) the Final Net Indebtedness, plus (d) the Estimated Net Indebtedness, plus (e) the Final Working Capital, minus (f) the Estimated Working Capital.

“US/NL Business” means the conduct of manufacturing, other production and related activities at the OCI Beaumont Plant and the BioMCN Plant, as applicable, the conduct of marketing (including sale and purchase), distribution, logistics and related activities of the products manufactured or produced therein or purchased from third parties, and the conduct of low carbon activities, in each case, as currently conducted by the Target Companies; provided that the US/NL Business shall exclude Overhead and Shared Services.

“US/NL Closing Cash Amount” means (a) if the JV Carveout Option is not exercised in accordance with Section 1.9(a)(i), $921,574,001, and (b) if the JV Carveout Option is exercised in accordance with Section 1.9(a)(i), $1,020,190,000.

“US/NL Equity Consideration Shares” means (a) if the JV Carveout Option is not exercised in accordance with Section 1.9(a)(i), 7,734,990 Parent Shares, and (b) if the JV Carveout Option is exercised in accordance with Section 1.9(a)(i), 5,546,927 Parent Shares, in the case of each of clauses (a) and (b), as may be adjusted pursuant to Section 1.10.

“US/NL Equity Consideration Shares Amount” means (a) if the JV Carveout Option is not exercised in accordance with Section 1.9(a)(i), $348,615,999, and (b) if the JV Carveout Option is exercised in accordance with Section 1.9(a)(i), $250,000,000.

“US/NL Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects has, or would reasonably be expected to have, a material adverse effect on (a) the US/NL Business, assets, properties, the financial condition, operations or results of operations of the Target Companies, taken as a whole or (b) the ability of Omega, the US Direct Seller or the NL Direct Seller to consummate the US/NL Sale; provided that, with respect to the foregoing clause (a), in no event shall any Effect, individually or in the aggregate, constitute or be taken into account in determining the occurrence of a US/NL Material Adverse Effect if such Effect relates to, arises out of or results from (i) changes in capital market conditions generally or general economic conditions, including with respect to interest rates or currency exchange rates; (ii) geopolitical conditions or any outbreak or escalation of hostilities, social unrest, civil disobedience, riots, sabotage, acts of war or terrorism, or any cyber-terrorism or cyber-attack or any escalation or worsening of any of the foregoing; (iii) any hurricane, tornado, flood, earthquake or other natural or man-made disaster or fire occurring after the date of this Agreement; (iv) results of elections, withdrawal from a supranational organization or any other national or international calamity or crisis and, in each case, any responses thereto (e.g., sanctions, boycotts, or curfews); (v) any epidemic, pandemic or disease outbreak (including COVID-19) or any worsening thereof; (vi) any change in applicable Law, GAAP or IFRS (or authoritative interpretation thereof) proposed, approved or enacted or changes in enforcement thereof; (vii) general conditions in the industries in which the Target Companies operate; (viii) the failure of the Target Companies to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of this Agreement (provided that the underlying cause of such failure may be taken into account in determining whether a US/NL Material Adverse Effect has occurred); (ix) changes in the price of natural gas, methanol, ammonia or other commodities; (x) the execution of this Agreement or the announcement or existence thereof, the pendency of the transactions contemplated by this Agreement, the identity of Parent or the compliance by Omega or any of its Subsidiaries with any of the terms of this Agreement (including, in each case, the impact thereof on relationships, contractual or otherwise, with, or any action taken by, any customers, suppliers, vendors, distributors, sales agents, business partners, service providers, employees or Governmental Bodies); (xi) the announcement or other public disclosure of Parent’s plans or intentions with respect to the conduct of the US/NL Business (or any portion thereof); and (xii) any action taken or omitted to be taken by, with the written consent of, or at the written request of, a Buyer Party, except, in the cases of clauses (i), (ii), (iv), (v) and (ix), to the extent that the Target Companies, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Target Companies operate (in which case the incremental disproportionate impact or impacts may be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a US/NL Material Adverse Effect).

“Virtual PPA Contract For Difference” means the renewable energy agreement by and between OCI Beaumont LLC and Mule Deer Solar, LLC, dated November 10, 2023.

“Willful Breach” means a material breach of any covenant or other agreement contained in this Agreement that is the consequence of an act or omission by the breaching party with the actual knowledge that the taking of such act or failure to take such action would cause or constitute such breach of any covenant or other agreement contained in this Agreement. For the avoidance of doubt, Willful Breach shall include any failure to consummate the US/NL Closing or the JV Holdco Closing (as applicable) when required to do so pursuant to Section 1.7(a) or Section 1.8(a) so long as such failure meets the standard set forth in the preceding sentence.

“Working Capital” means, without duplication, the account captions classified as “NWC” in Part B of Exhibit A, in each case, of the Target Companies at the Effective Time (excluding any Intercompany Obligations and Trade Amounts, in each case as determined in accordance with the Accounting Methodology and prepared substantially in the format of Part B of Exhibit A).

“Working Capital Adjustment” means the difference between Target Working Capital and Working Capital, to be expressed as a positive number if Working Capital is greater or less negative than Target Working Capital, and as a negative number if Target Working Capital is greater or less negative than Working Capital.

The terms listed below are defined in the sections set forth opposite such defined term:

Term	Section

“2023 OCI Clean Fuels Financial Statements”	Exhibit A
“Accounting Firm”	Section 1.4(b)(iii)

Term	Section

“Accounting Firm’s Report”	Section 1.4(b)(iii)
“Adjusting Events”	Exhibit A
“Affected Employees”	Section 4.6(a)
“Agreement”	Preamble
“Applicable Antitrust Laws”	Section 6.1(a)
“Applicable FDI Laws”	Section 6.1(a)
“Applicable Governmental Permits”	Section 2.10(b)
“Buyers”	Preamble
“Buyer Released Parties”	Section 8.15(a)
“Buyer Releasing Parties”	Section 8.15(a)
“Change in Company Joint Venture Entities Closing Debt Adjustment”	Exhibit A
“Change of Control Transaction”	Section 8.7
“Chosen Courts”	Section 8.10(a)
“Company”	Recitals
“Company Joint Venture Entities Closing Adjustment”	Exhibit A
“Company Joint Venture Entities Working Capital”	Exhibit A
“Company Joint Venture Entities Working Capital Adjustment”	Exhibit A
“Customary Agreement”	Section 2.12(h)
“Cut-Off Time”	Exhibit A
“Data Room”	Section 8.3(a)
“D&O Expenses”	Section 4.14(b)
“D&O Indemnifiable Claim”	Section 4.14(b)
“D&O Indemnification Period”	Section 4.14(a)
“D&O Indemnified Party”	Section 4.14(a)
“D&O Indemnifying Party”	Section 4.14(b)
“Deferred Amount”	Section 1.7(d)(i)
“Direct Sellers”	Preamble
“Disclosure Letter”	Article II
“Disputed Items”	Section 1.4(b)(iii)
“Divestiture”	Section 4.9(d)
“Domain Names”	Definition of “Intellectual Property”
“EGM”	Section 4.21(a)(i)
“EGM Documentation”	Section 4.21(c)
“End Date”	Section 7.1(b)(i)
“Enforceability Exceptions”	Section 2.2(a)
“Engagement”	Section 8.14
“Estimated Company Joint Venture Entities Closing Adjustment”	Section 1.3
“Estimated EUA Payment”	Section 4.22(a)

Term	Section

“Estimated Net Indebtedness”	Section 1.3
“Estimated Transaction Expenses”	Section 1.3
“Estimated Working Capital”	Section 1.3
“EUA Adjustment Report”	Section 4.22(b)
“Events After the Reporting Period”	Exhibit A
“Exigency Event”	Definition of “JV Holdco Material Adverse Effect”
“Existing Advisor”	Section 8.14
“Existing Guarantee”	Section 4.15(a)
“Final US/NL Adjustment Report”	Section 1.4(b)(ii)
“Final JV Holdco Adjustment Report”	Section 1.4(b)(ii)
“Final Company Joint Venture Entities Closing Adjustment”	Section 1.4(b)(iii)
“Final EUA Payment”	Section 4.22(b)
“Final Net Indebtedness”	Section 1.4(b)(iii)
“Final Transaction Expenses”	Section 1.4(b)(iii)
“Final Working Capital”	Section 1.4(b)(iii)
“Financing”	Section 4.23
“FIRPTA Certificate”	Section 1.7(b)(vii)
“HFM”	Exhibit A
“Indemnification Agreement”	Section 4.14(a)
“Intercompany Obligations”	Section 4.12(b)
“Irrevocable Voting Undertakings”	Recitals
“JV Call Notice”	Section 1.9(b)(i)
“JV Call Option”	Section 1.9(b)(i)
“JV Call Option End Date”	Section 1.9(b)(i)
“JV Carveout”	Section 1.9(a)(i)
“JV Carveout Exercise Period”	Section 1.9(a)(i)
“JV Carveout Notice”	Section 1.9(a)(i)
“JV Carveout Option”	Section 1.9(a)(i)
“JV Carveout Option Inside Date”	Section 1.9(a)(i)
“JV Holdco”	Recitals
“JV Holdco Adjustment Report”	Section 1.4(a)
“JV Holdco Closing”	Section 1.8(a)
“JV Holdco Closing Date”	Section 1.8(a)
“JV Holdco Closing Payment Amount”	Section 1.3(b)
“JV Holdco Direct Seller”	Preamble
“JV Holdco Estimated Statement”	Section 1.3(b)
“JV Holdco FIRPTA Certificate”	Section 1.8(b)(iii)
“JV Holdco Purchased Equity Interests”	Preamble
“JV Holdco Sale”	Section 1.1
“Maintained Benefit Plans”	Section 4.6(b)
“Material Contracts”	Section 2.18(a)
“Measurement Period”	Section 2.23(a)

Term	Section

“N-7 Agreements”	Section 4.12(c)
“NatGas Net Indebtedness”	Exhibit A
“NatGas Working Capital”	Exhibit A
“New Plans”	Section 4.6(a)
“NL Buyer”	Preamble
“NL Company”	Recitals
“NL Company Group Balance Sheet”	Exhibit A
“NL Company Group”	Exhibit A
“NL Direct Seller”	Preamble
“NL Purchased Equity Interests”	Recitals
“Notice of Disagreement”	Section 1.4(b)(ii)
“Offered Securities”	Section 4.3(a)
“Offering Notice”	Section 4.3(a)(i)
“Omega”	Preamble
“Omega Expenses”	Section 7.2(b)
“Omega Guarantee”	Section 4.15(b)
“Omega IP”	Section 4.16(a)
“Omega Released Parties”	Section 8.15(a)
“Omega Releasing Parties”	Section 8.15(a)
“Omega Substitute Guarantee”	Section 4.15(b)
“Omega Standstill Parties”	Section 4.25(a)
“Parent”	Preamble
“Parent Disclosure Letter”	Article III
“Parent Financial Statements”	Section 3.10(a)
“Parent Stock Option Plan”	Section 3.8(a)
“Participation Right”	Section 4.3(a)(ii)
“Participation Right Exercise Notice”	Section 4.3(a)(iv)
“Parties”	Preamble
“Party”	Preamble
“Pre-Closing Events”	Section 4.10(c)
“Pre-Closing Period”	Section 4.1(a)
“Pre-Closing Offering”	Section 4.3(a)
“Public Offering”	Section 4.3(a)(iii)
“Purchased Equity Interests”	Recitals
“Purchase, Sale and Transport Agreement”	Definition of “Shared Services Agreements”
“Purchase Price Allocation”	Section 1.6
“Registered IP”	Section 2.16(a)
“Regulatory Filings”	Section 2.5(b)
“Regulatory Termination Fee”	Section 7.2(b)
“Related Party Transaction”	Section 2.21
“Required Regulatory Filings”	Section 4.9(b)
“Resolution Period”	Section 1.4(b)(ii)
“Resolutions”	Section 4.21(a)(i)

Term	Section

“Restraints”	Section 6.1(b)
“Retention Period”	Section 4.7(h)
“Review Period”	Section 1.4(b)(i)
“Sale”	Recitals
“Second Request”	Section 4.9(b)
“Section 1542”	Section 8.15(b)
“Security Breach”	Section 2.16(j)
“Seller Policies”	Section 4.10(b)
“Shareholder Approval”	Section 4.21(a)(i)
“Significant Customers”	Section 2.23(a)
“Significant Suppliers”	Section 2.23(b)
“Standard Outbound Licenses”	Section 2.18(a)(ix)
“Statements”	Exhibit A
“Substitute Guarantee”	Section 4.15(a)
“Subject Courts”	Section 8.16
“Tail Policy”	Section 4.14(c)
“Target Companies”	Recitals
“Target Leased Real Property”	Section 2.19(c)
“Target Owned Real Property”	Section 2.19(a)
“Target Real Property”	Section 2.19(c)
“Target Real Property Lease”	Section 2.19(c)
“Target Records”	Section 4.7(h)
“Tax Attributes”	Section 5.5
“Temporary Product Supply Agreement”	Definition of “Shared Services Agreements”
“Third Party Supply Contracts”	Section 4.28(a)
“Trade Secrets”	Definition of “Intellectual Property”
“Unaudited Balance Sheet Date”	Definition of “Management Accounts”
“US/NL Adjustment Report”	Section 1.4(a)
“US/NL Closing”	Section 1.7(a)
“US/NL Closing Date”	Section 1.7(a)
“US/NL Closing Payment Amount”	Section 1.3(a)
“US/NL Estimated Statement”	Section 1.3(a)
“US Buyer”	Preamble
“US Company”	Recitals
“US Company Group”	Exhibit A
“US Company Group Balance Sheet”	Exhibit A
“US Direct Seller”	Preamble
“US Purchased Equity Interests”	Preamble

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

OCI N.V.

By:	/Signed
Name:
Title:

IAPETUS B.V.

By:	/Signed
Name:
Title:

By:	/Signed
Name:
Title:

OCI CHEM 3 B.V.

By:	/Signed
Name:
Title:

By:	/Signed
Name:
Title:

OCI CHEM 2 B.V.

By:	/Signed
Name:
Title:

By:	/Signed
Name:
Title:

[Signature Page to Equity Purchase Agreement]

METHANEX CORPORATION

By:	/Signed
Name:
Title:

By:	/Signed
Name:
Title:

METHANEX US OPERATIONS INC.

By:	/Signed
Name:
Title:

By:	/Signed
Name:
Title:

METHANEX DUTCH HOLDINGS B.V.

By:	/Signed
Name:
Title:

By:	/Signed
Name:
Title:

[Signature Page to Equity Purchase Agreement]

Exhibit E

Form of Registration Rights Agreement

FORM OF REGISTRATION RIGHTS AGREEMENT1

This REGISTRATION RIGHTS AGREEMENT (as same may be amended, restated, supplemented or otherwise modified from time to time, this “Agreement”), dated as of [•] (the “Effective Date”),2 is entered into by and among Methanex Corporation, a corporation continued and existing under the laws of Canada (the “Company”), and [OCI N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, with its statutory seat in Amsterdam, the Netherlands and registered with the trade register of the Dutch Chamber of Commerce under number 56821166] (“Holder”). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Equity Purchase Agreement (as defined below).

WHEREAS:

A. In connection with the Equity Purchase Agreement, by and among the Company, Holder and the other parties thereto, dated as of September 8, 2024 (as may be amended from time to time as provided in such agreement, the “Equity Purchase Agreement”), among other things, the Company agreed to issue and deliver Parent Shares to Holder, including the US/NL Equity Consideration Shares as partial consideration for the US Purchased Equity Interests and the NL Purchased Equity Interests, the JV Holdco Equity Consideration Shares as partial consideration for the JV Holdco Purchased Equity Interests (if applicable), and Parent Shares pursuant to the Participation Right (if applicable), upon the terms and subject to the conditions set forth therein.

B. To induce Holder to execute and deliver the Equity Purchase Agreement, the Company has agreed, subject to the terms and conditions set forth herein, to provide certain registration rights with respect to the Registrable Securities (as defined below) under the Securities Act (as defined below), applicable state securities laws (as described below) and/or Canadian Securities Laws (as defined below), as applicable.

C. Holder is subject to certain standstill covenants and lock-up restrictions pursuant to the Equity Purchase Agreement, which, for greater certainty, permit Holder to sell Registrable Securities pursuant to, among other things, Demand Registrations and/or piggyback registrations under this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Holder hereby agree as follows:

1. DEFINITIONS.

As used in this Agreement, the following terms shall have the following meanings:

(a) “Bought Deal” means a fully underwritten offering on a “bought deal” basis pursuant to which an underwriter has committed to purchase securities of the Company

[1]	NTD: Entity that will receive the shares to be confirmed.
[2]	NTD: To be signed and effective at the US/NL Closing.

pursuant to a “bought deal” letter which has fixed the terms of the distribution or a distribution pursuant to an “overnight marketed” offer.

(b) “Business Day” means any day that is not a Saturday, Sunday or other day on which the commercial banks in New York, New York or Vancouver, Canada are authorized or required by law to remain closed.

(c) “Canadian Dollars” means lawful money of Canada.

(d) “Canadian Securities Laws” means the securities legislation (including the Securities Act (British Columbia)) and regulations of, and the instruments, policies, rules, orders, codes, notices and interpretation notes of the Canadian Securities Regulatory Authorities and the Toronto Stock Exchange.

(e) “Canadian Securities Regulatory Authorities” means, collectively, the securities regulatory authority in each of the Qualifying Canadian Jurisdictions, and “Canadian Securities Regulatory Authority” means any one of them, as applicable.

(f) “Canadian Shelf Prospectus” means, (i) in the event the Company qualifies as a “well-known seasoned issuer” under Canadian Securities Laws, a Canadian base prospectus filed with the Canadian Securities Regulatory Authorities (and for which, in accordance with Canadian Securities Laws, a receipt has been provided or has been deemed to have been provided, as applicable) qualifying the distribution of Registrable Securities or (ii) in the event the Company does not qualify as a “well-known seasoned issuer” under Canadian Securities Laws, a final Canadian base prospectus for which a final receipt from the Canadian Securities Regulatory Authorities has been received qualifying the distribution of Registrable Securities, in each case pursuant to National Instrument 44-102 – Shelf Distributions, or any successor to that instrument and including any related Canadian Shelf Prospectus Supplement.

(g) “Canadian Shelf Prospectus Supplement” means a “shelf prospectus supplement” as such term is defined in National Instrument 44-102 – Shelf Distributions.

(h) “CDS” means Clearing and Depository Services, Inc.

(i) “Common Shares” means the common shares in the capital of the Company, including common shares issued or issuable in exchange for or with respect to any share split, share dividend, recapitalization, exchange, adjustment or similar event or otherwise.

(j) “Daily Exchange Rate” means, in relation to the conversion of Canadian Dollars into U.S. Dollars, as of any date, the daily rate of exchange for such conversion on such date as quoted by the Bank of Canada (or successor thereto) on its website, which is at www.bankofcanada.ca as of the date of this Agreement.

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(k) “Demand Registration Effectiveness Deadline” means the date that is ninety (90) days after receipt by the Company of a Demand Registration Request.

(l) “Demand Registration Filing Deadline” means the date that is thirty (30) days after receipt by the Company of a Demand Registration Request.

(m) “DTC” means The Depository Trust Company.

(n) “DWAC” means Deposit/Withdrawal At Custodian.

(o) “Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder.

(p) “Governmental Authority” means any federal, state, provincial, territorial, foreign or international government, regulatory or administrative agency, any state, provincial, territorial or other political subdivision thereof having jurisdiction over the Company or any of its subsidiaries, any central bank (or similar monetary or regulatory authority) thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any securities exchange.

(q) “Investor” means Holder, any permitted transferee or assignee of Registrable Securities to whom Holder assigns its rights under this Agreement in accordance with the provisions of this Agreement (including Section 10) and who agrees to become bound by the provisions of this Agreement in accordance with Section 10 and any permitted transferee thereof to whom a transferee or assignee of Registrable Securities assigns its rights under this Agreement in accordance with the provisions of this Agreement (including Section 10) and who agrees to become bound by the provisions of this Agreement in accordance with Section 10.

(r) “Person” means an individual, partnership, corporation, limited liability company, joint venture, association, trust, unincorporated organization or other entity, or a government or agency or political subdivision thereof.

(s) “prospectus” means, as the context requires, either (i) a “preliminary prospectus” and/or “prospectus” as those terms are used in applicable Canadian Securities Laws, including all amendments and supplements thereto and all material incorporated by reference therein, prepared and filed in the English language or (ii) a prospectus or prospectuses (preliminary or final or free writing) included in, or relating to, any Registration Statement filed under the Securities Act, as amended or supplemented by any prospectus supplement, including post-effective amendments, and all material incorporated by reference therein.

(t) “Qualifying Canadian Jurisdictions” means each province and territory of Canada other than the Province of Quebec.

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(u) “register,” “registered” and “registration” refer to a registration effected by preparing and filing one or more Registration Statements under the Securities Act and the declared or automatic effectiveness of such Registration Statement(s), and/or the qualification of securities for distribution (by offer, sale, disposition or other distribution) to the public pursuant to a receipt issued for a prospectus filed under Canadian Securities Laws, as applicable. Furthermore, any reference to a Registration Statement becoming “effective” shall also mean, to the extent applicable, the issuance of a final receipt or decision document in respect of a prospectus from any applicable Canadian Securities Regulatory Authority under applicable Canadian Securities Laws.

(v) “Registrable Securities” means the Parent Shares issued to Holder pursuant to the Equity Purchase Agreement, and any shares in the capital of the Company (including any Common Shares) issued or issuable in exchange for or with respect to any such Parent Shares as a result of any share split, share dividend, recapitalization, exchange, adjustment or similar event or otherwise; provided, however, that any Registrable Securities shall cease to be Registrable Securities upon the earlier of (i) such time as such securities are disposed of in accordance with an effective Registration Statement or (ii) such time as such securities may all be sold (A) in accordance with Rule 144 without limitation or restriction thereunder applicable to “affiliates” (as defined in such rule) of the Company or compliance by the Company with any current public information requirement thereof and (B) without compliance with any qualification or prospectus delivery requirement under Canadian Securities Laws[, provided that no Registrable Securities shall cease to be Registrable Securities pursuant to the foregoing clause (ii) until the the later of (x) the delivery to Holder of the JV Holdco Equity Consideration Shares or (y) the JV Call Option End Date].3

(w) “Registration Statement” means a registration statement filed under the Securities Act and/or a prospectus filed with an applicable Canadian Securities Regulatory Authority under applicable Canadian Securities Laws, as applicable.

(x) “Required Holders” means the holders of a majority of the Registrable Securities.

(y) “Rule 144” means Rule 144 under the Securities Act or any successor rule.

(z) “SEC” means the United States Securities and Exchange Commission.

(aa) “Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated by the SEC thereunder.

(bb) “Shelf Registration Statement” means (i) a Registration Statement filed on Form F-10, Form F-3 or any other available form, in each case in respect of a continuous offering of securities under the Securities Act and (ii) a Canadian Shelf Prospectus.

[3]	NTD: Square-bracketed language only necessary if the Company exercises the JV Carveout Option.

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(cc) “Trading Day” means any day on which the Common Shares are traded on the principal securities exchange or securities market in the United States or Canada on which the Common Shares are then traded; provided that “Trading Day” shall not include any day on which the Common Shares are scheduled to trade, or actually trade on such exchange or market, for less than 4.5 hours.

(dd) “U.S. Dollars” and “$” each mean lawful money of the United States.

2.	DEMAND REGISTRATION.

(a) Demand Registrations. Subject to the terms of this Agreement, the Required Holders may, at any time on or after the Effective Date, request (any such request, a “Demand Registration Request”) registration with the SEC of all or any portion of the Registrable Securities and/or the filing of a prospectus to distribute all or any portion of the Registrable Securities under applicable Canadian Securities Laws (as set forth in the Demand Registration Request). The Company shall prepare and, as soon as practicable, but in no event later than the Demand Registration Filing Deadline, file a Registration Statement with the SEC and/or the Canadian Securities Regulatory Authorities, as applicable, and the Company shall include in such Registration Statement all Registrable Securities set forth in such Demand Registration Request. All registrations requested pursuant to this Section 2(a) and Section 2(b) below are referred to herein as “Demand Registrations.” Subject to Section 2(b), the Company shall not be obligated to effect (i) more than four (4) Demand Registrations in the aggregate, (ii) more than two (2) Demand Registrations within any twelve (12) month period, (iii) a Demand Registration within forty-five (45) calendar days of any final prospectus previously filed by the Company in respect of an underwritten public offering; provided that the Company complied with its obligations hereunder in respect of such underwritten public offering, (iv) a Demand Registration for an underwritten public offering if, at the time a Demand Registration Request is received by the Company, the Company is currently in the process of a Proposed Registration or Piggyback Shelf Offering (each, as defined below) for an underwritten public offering for which a Piggyback Notice or Piggyback Shelf Offering Notice (each, as defined below) will be sent to Investors pursuant to Section 3(a) or Section 3(d), or (v) a Demand Registration unless the registration would reasonably be expected to result in aggregate gross proceeds of at least $50 million to the Investors (collectively, the “Demand Registration Limitations”); provided, that a Demand Registration relating to a concurrent registration in Canada and the United States at such time as the Company is eligible to file a Registration Statement in the United States pursuant to the U.S.-Canada Multijurisdictional Disclosure System shall be deemed to constitute only one Demand Registration. Notwithstanding the foregoing or anything else to the contrary contained herein, (A) the Company shall not be obligated to effect registration of any of the Registrable Securities under Canadian Securities Laws except for purposes of a “distribution” pursuant to Canadian Securities Laws or as otherwise permissible thereunder; (B) the Company shall not be obligated to file any additional Registration Statement or effect any Demand Registration under this Section 2(a) at any time that it has filed a Shelf Registration Statement pursuant to which such Demand Registration may be

5

effected as a Shelf Takedown; and (C) a Demand Registration shall not be counted as “effected” for purposes of this Section 2(a) (including the Demand Registration Limitations) until such time as the applicable Registration Statement has been declared effective by the SEC (to the extent such Registration Statement is not automatically effective upon filing) or becomes effective under Canadian Securities Laws, as applicable, unless, in the case of an underwritten public offering, the Required Holders that submitted such Demand Registration Request have withdrawn such request for such Demand Registration at any time after an underwriting agreement has been executed with respect thereto, in which case such withdrawn Registration Statement shall be counted as “effected” for purposes of this Section 2(a).

(b) Shelf Registration Statement. (i) To the extent not already on file with the SEC and/or applicable Canadian Securities Regulatory Authorities (including as contemplated by the Equity Purchase Agreement) and available to Investors for the transactions contemplated hereby, the Required Holders shall have the right to request (any such request, a “Shelf Registration Request”) the filing by the Company of a Shelf Registration Statement, in each case allowing for an offering on a delayed or continuous basis under the Securities Act and/or the procedures relating to the use of a Canadian Shelf Prospectus under applicable Canadian Securities Laws, including by way of underwritten offering, block sale or other distribution plan designated by any such Investors. Upon any such Shelf Registration Request, the Company shall prepare and file with (or confidentially submit to) the SEC and/or the applicable Canadian Securities Regulatory Authorities, a Shelf Registration Statement covering all of the Registrable Securities then outstanding and shall use its reasonable best efforts to cause such Shelf Registration Statement to be declared effective as soon as reasonably practicable thereafter, to the extent such Shelf Registration Statement does not become automatically effective upon filing. For the avoidance of doubt, any such Shelf Registration Statement may be a “universal” Registration Statement contemplating the offer and sale by the Company of any type of security deemed necessary or advisable by the Company (including debt securities), and need not include specific reference to the Registrable Securities if, as promptly as practicable following the effectiveness of such Shelf Registration Statement, the Company files a Shelf Supplement (as defined below) providing for the resale of such Registrable Securities from time to time or as otherwise requested by the Required Holders.

(ii) Notwithstanding anything to the contrary contained herein, a Shelf Registration Request shall constitute a “Demand Registration Request”, and the registration of Registrable Securities pursuant to a Shelf Registration Statement (including any supplement thereto) shall constitute a “Demand Registration” for purposes hereof; provided that, in connection with any Shelf Registration Request or any Shelf Registration Statement filed pursuant thereto (A) the Demand Registration Limitations shall not apply, (B) the “Demand Registration Filing Deadline” shall mean the date that is fifteen (15) Business Days after receipt by the Company of the Shelf Registration Request; and the “Demand Registration Effectiveness Deadline” shall mean the date that is sixty (60) days after receipt by the Company of such Shelf Registration Request. For the avoidance of doubt,

6

Investors shall be entitled to exercise their rights pursuant to this Section 2(b) regardless of any limitation or restriction on their ability to request a registration pursuant to Section 2(a).

(iii) If for any reason, despite the Company’s use of its reasonable best efforts to include all of the Registrable Securities in a Shelf Registration Statement filed pursuant to this Section 2(b) (including any supplement thereto), the Company is not permitted to include all of the Registrable Securities in, or for any other reason (other than any failure on the part of Investors to provide accurate information to the Company) any Registrable Securities are not then included in, such Shelf Registration Statement (including any supplement thereto), then, following such time as such Registrable Securities may be included in a Shelf Registration Statement, the Required Holders shall have the right to make additional Shelf Registration Requests until such time as all of the Registrable Securities have been included in an effective Shelf Registration Statement (including by way of supplement thereto).

(c) Shelf Takedown. At any time that a Shelf Registration Statement is effective, if the Required Holders deliver a notice to the Company (a “Shelf Takedown Notice”) stating that the Investors intend to effect an underwritten offering of all or part of their Registrable Securities included in such Shelf Registration Statement (a “Shelf Takedown”) and the Company is eligible to use such Shelf Registration Statement for such Shelf Takedown, then the Company shall take all actions reasonably required under the Securities Act and/or applicable Canadian Securities Laws, including amending or supplementing (a “Shelf Supplement”) such Shelf Registration Statement, to enable such Registrable Securities to be offered and sold as contemplated by such Shelf Takedown Notice. For the avoidance of doubt, each such Shelf Takedown shall constitute one Demand Registration Request and shall be subject to the Demand Registration Limitations. The Company shall prepare and file with the SEC and/or the applicable Canadian Securities Regulatory Authorities, a Shelf Supplement as soon as practicable after the date on which it received the Shelf Takedown Notice.

(d) Demand Registration Request. Any Demand Registration Request, Shelf Registration Request or Shelf Takedown Notice shall:

(i) specify the number of Registrable Securities that the Investor(s) intends to register (or offer in an underwritten public offering, as applicable);

(ii) specify the number of Registrable Securities then held by the Investor(s);

(iii) describe the nature or methods of the proposed registration thereof and the jurisdictions in which such registration is proposed to be made, which in the case of a Shelf Registration Statement, may include a broad list of potential alternative methods; and

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(iv) constitute an undertaking of the Investor(s) to provide all such information regarding such Investor and its Registrable Securities as may be reasonably required in order to permit the Company to comply with the Securities Act and/or Canadian Securities Laws, as applicable to such registration.

(e) Form of Registration. The Company shall register the Registrable Securities on an appropriate form (which shall be a short form to the extent available) reasonably acceptable to the holders of a majority of the Registrable Securities requested to be included.

(f) Allocation and Priority of Registrable Securities in Underwritten Public Offering. If at any time any Investor makes a Demand Registration Request or provides a Shelf Takedown Notice for an underwritten offering, the Company shall have the right, exercisable within fifteen (15) Business Days (except in the case of a Bought Deal, in which case the Company shall have three (3) Business Days) of receipt of such Demand Registration Request or Shelf Takedown Notice, as applicable, to notify the requesting Investor(s) of its intention to include Common Shares that are not Registrable Securities in such offering. Except as otherwise provided in this paragraph 2(f), the requesting Investor(s) shall include in the proposed offering such number of securities as the Company shall request, upon the same terms (including the method of registration) as such Demand Registration or Shelf Takedown, as applicable. If the managing underwriter(s) for such offering advise the Company that the total number of Common Shares (including Registrable Securities) that the Investors and any other Persons (including the Company) intend to include in the offering exceeds the number that can be sold in such offering due to marketing factors (including an adverse effect on the per share offering price), the Company will include in such offering, prior to the inclusion of any securities which are not Registrable Securities, (i) first, the number of Registrable Securities requested to be included by Investors which, in the opinion of such underwriters, can be sold without having an adverse effect on the marketing of the offering, pro rata among the respective Investors holding Registrable Securities on the basis of the number of Registrable Securities owned by such Investors, with further successive pro rata allocations among the Investors if any such Investor has requested the registration of less than all such Registrable Securities such Investor is entitled to register and (ii) second, the Common Shares that the Company proposes to sell, and (iii) third, any other Common Shares requested to be included in such offering.

(g) Selection of Underwriters. If the offering contemplated by this Agreement is an underwritten or other brokered offering (as and to the extent arranged by the applicable Investors), a majority of the Investors participating in such offering may select the investment bank(s) and manager(s) to administer the offering, subject to the Company’s approval, which approval shall not be unreasonably withheld, conditioned or delayed.

3.	PIGGYBACK REGISTRATIONS.

(a) Piggyback Registration. Each time that the Company proposes to register or qualify any of its Common Shares (a “Proposed Registration”), other than pursuant to

8

(i) a Demand Registration, (ii) a “universal” Shelf Registration Statement with no offering being immediately contemplated or (iii) a registration statement on Form S-4, Form F-4, Form F-8, Form F-10, Form F-80 or Form S-8 (or any similar successor forms) relating solely to a business combination transaction or to a stock option or other employee benefit or dividend reinvestment plan, the Company shall promptly give written notice (the “Piggyback Notice”) of such Proposed Registration to the Investors that hold Registrable Securities (which notice shall be given not less than ten (10) Business Days prior to the expected effective date of the Company’s Registration Statement and/or the expected date of the issuance of a receipt or decision document in respect of a preliminary prospectus from an applicable Canadian Securities Regulatory Authority (except in the case of a Bought Deal, in which case such notice shall be given not less than two (2) Business Days prior to the signing of the “bought deal” letter to be entered into in connection therewith)) and shall offer the Investors the right to include any of their Registrable Securities in the Proposed Registration subject to the terms and conditions set forth herein.

(b) Right of Withdrawal. Each Investor shall have five (5) Business Days (except in the case of a Bought Deal, in which case, (1) Business Day) from the date of receipt of the Piggyback Notice to deliver to the Company a written request specifying the number of Registrable Securities such Investor intends to include in the registration. Any Investor shall have the right to withdraw such Investor’s request for inclusion of all or any of such Investor’s Registrable Securities in any Registration Statement pursuant to this Section 3 by giving written notice to the Company of such withdrawal. Such withdrawal notice must be made in writing three (3) Business Days (except in the case of a Bought Deal, in which case, prior to the signing of the applicable “bought deal” letter) prior to the execution of the underwriting agreement (or such other similar agreement) with respect to such registration, following which such withdrawal will be irrevocable and, after making such withdrawal, the Investor will no longer have any right to include its Registrable Securities in the Registration Statement to which such withdrawal relates. Subject to Section 3(c), Section 3(d) and Section 4 below, the Company shall include in such Registration Statement all such Registrable Securities so requested to be included therein.

(c) Allocation and Priority of Registrable Securities in a Primary Piggyback Registration. If the Proposed Registration includes an underwritten primary public offering by the Company and the managing underwriter(s) of the Proposed Registration advise the Company that the total number of Common Shares (including Registrable Securities) that the Company, the Investors and any other Persons intend to include in the offering exceeds the number that can be sold in such offering due to marketing factors (including an adverse effect on the per share offering price), then the Common Shares to be included in such underwritten primary public offering shall include the number of securities of the Company that such managing underwriter(s) advise the Company in writing can be sold without having an adverse effect on the marketing of the offering, with such number to be allocated (i) first, to the Common Shares that the Company proposes to sell, (ii) second, to the Registrable Securities requested to be included in such registration by the Investors, pro rata among the Investors, on the basis of the number of Registrable Securities owned by the Investors, with further successive pro rata allocations among the Investors if any such

9

Investor has requested the registration of less than all of the Registrable Securities such Investor is entitled to register, and (iii) third, to any other Common Shares requested to be included in such registration.

(d) Allocation and Priority of Registrable Securities in a Secondary Piggyback Registration. If the Proposed Registration is an underwritten public offering by holders of the Company’s securities and the managing underwriter(s) of the Proposed Registration advise the Company that the total number of Common Shares (including Registrable Securities) that the Company, the Investors and any other Persons intend to include in the offering exceeds the number that can be sold in such offering due to marketing factors (including an adverse effect on the per share offering price), then the Common Shares to be included in such underwritten public offering shall include the number of securities of the Company that such managing underwriter(s) advise the Company in writing can be sold without having an adverse effect on the marketing of the offering, with such number to be allocated (i) first, to the Common Shares requested to be included therein by the holders requesting such registration, (ii) second, to the Common Shares that the Company proposes to sell, (iii) third, to the Registrable Securities requested to be included in such registration by the Investors, pro rata among the Investors, on the basis of the number of Registrable Securities owned by the Investors, with further successive pro rata allocations among the Investors, if any such Investor has requested the registration of less than all of the Registrable Securities that such Investor is entitled to register, and (iv) fourth, to any other Common Shares requested to be included in such registration.

(e) Piggyback Shelf Offering. At any time that a Shelf Registration Statement covering Registrable Securities is effective and the Company, on behalf of itself or holders of securities of the Company, intends to effect an underwritten offering of any securities of the same class or series of any Registrable Securities held by any of the Investors at such time4 (a “Piggyback Shelf Offering”), the Company shall promptly deliver to each Investor a notice (a “Piggyback Shelf Offering Notice”) stating such intention. In connection with any such Piggyback Shelf Offering, the Company shall permit each Investor to include its Registrable Securities of such class or series in the Piggyback Shelf Offering if such Investor notifies the Company within five (5) Business Days after its receipt of the Piggyback Shelf Offering Notice. In connection with such Piggyback Shelf Offering, the Company shall file a Shelf Supplement to the extent reasonably necessary in order to enable the Registrable Securities to be distributed pursuant to the Piggyback Shelf Offering. In connection with any such Piggyback Shelf Offering, in the event that the managing underwriter or underwriters determines that marketing factors (including an adverse effect on the per share offering price) require a limitation on the number of shares which would otherwise be included in the Piggyback Shelf Offering, the managing underwriter or underwriters may limit the number of shares which would otherwise be included in such Piggyback Shelf Offering in the same manner as is described in Section 3(c) or Section 3(d), as applicable, with respect to a limitation of Common Shares to be included in an underwritten public offering.

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(f) Right to Abandon. Notwithstanding the foregoing, the Company may at any time, and without the consent of the Investors, abandon any Proposed Registration or Piggyback Shelf Offering in which any Investor has requested to participate.

(g) Selection of Underwriters. Where any Proposed Registration or Piggyback Shelf Offering is initiated on behalf of the Company, the Company shall have the right to elect that such Proposed Registration or Piggyback Shelf Offering shall be an underwritten or other brokered offering and, if so elected, to select the investment bank(s) and manager(s) to administer the offering.

4.	RELATED OBLIGATIONS.

Whenever any Registrable Securities are required to be registered pursuant to this Agreement, the Company shall use its reasonable best efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof and, pursuant thereto, the Company shall have the following obligations:

(a) Subject at all times to Section 3(f), the Company shall promptly prepare and file with the SEC and/or the Canadian Securities Regulatory Authorities, as applicable, a Registration Statement with respect to the applicable Registrable Securities (and, in the case of a Demand Registration, in no event later than the applicable Demand Registration Filing Deadline), which shall include a “plan of distribution”, approved by Legal Counsel (as defined below), acting reasonably, in the case of a Demand Registration, and with the consultation of Legal Counsel in the case of a Proposed Registration or Piggyback Shelf Offering, and, if such Registration Statement does not become immediately effective upon filing, use its reasonable best efforts to cause such Registration Statement relating to the Registrable Securities to become effective as soon as practicable after such filing (and in the case of a Demand Registration, in no event later than the applicable Demand Registration Effectiveness Deadline). The Company shall use its reasonable best efforts to respond as promptly as reasonably possible to written comments received from the SEC and/or the applicable Canadian Securities Regulatory Authorities, upon a review of the Registration Statement and/or Canadian preliminary prospectus within ten (10) Business Days following receipt of such written comments. Following the resolution or clearance of all comments of the SEC on any Shelf Registration Statement or, if applicable, following notification by the SEC that any such Shelf Registration Statement or any amendment thereto will not be subject to review, the Company shall, within three (3) Trading Days thereafter, file a request for acceleration of effectiveness of such Shelf Registration Statement (to the extent applicable) to cause such Shelf Registration Statement to become effective as of a time and date not later than two (2) Trading Days after the submission of such request. By 9:30 a.m. (New York City time) on the second (2nd) Business Day after a Shelf Registration Statement becomes effective and, in the case of any other Registration Statement, following the earlier of the date of determination of the offering price or the date of first use after effectiveness in connection with a public offering or sales and/or the date that the applicable Canadian Securities Regulatory Authorities have indicated on SEDAR+ that the Company is clear to file final materials, including the Canadian final prospectus, the Company shall file with the SEC, and/or the applicable Canadian Securities

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Regulatory Authorities, in accordance with the requirements of the Securities Act and/or applicable Canadian Securities Laws, the final prospectus to be used in connection with sales pursuant to such Registration Statement. Subject to applicable securities laws, the Company shall keep each Registration Statement effective at all times until the date on which the Investors shall have sold all of the Registrable Securities covered by such Registration Statement or otherwise no longer hold Registrable Securities; provided that, the Company shall not be required to keep any Registration Statement, other than a Shelf Registration Statement, effective for longer than 90 days (the period the Company is obligated to keep the applicable Registration Statement effective hereunder, the “Registration Period”). The Company shall ensure that each Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company shall have no obligation to verify information provided by any Investor in writing for inclusion in such Registration Statement.

(b) The Company shall prepare and file with the SEC and/or the applicable Canadian Securities Regulatory Authorities amendments (including post-effective amendments) and supplements to a Registration Statement and the prospectus used in connection with such Registration Statement, as may be necessary to keep such Registration Statement effective at all times during the Registration Period, to the extent applicable in the relevant jurisdictions (except as provided in Section 4(q)), and, during the Registration Period comply in all material respects with the provisions of the Securities Act and/or applicable Canadian Securities Laws with respect to the disposition of all Registrable Securities covered by such Registration Statement.

(c) Subject to Section 6 hereof, the holders of a majority of the Registrable Securities to be registered under a Registration Statement pursuant to this Agreement shall have the right to select one United States legal counsel and/or one Canadian legal counsel to review (as applicable) and oversee any registration pursuant to Section 2 or Section 3 (collectively, “Legal Counsel”), which for the United States shall be Allen Overy Shearman Sterling US LLP, and for Canada shall be Stikeman Elliott LLP, or in each case, such other counsel as thereafter designated by the holders of a majority of the Registrable Securities to be registered under such Registration Statement. The Company shall have the right to retain counsel of its choice to assist it in fulfilling its obligations under Section 2 or Section 3. The Company and Legal Counsel shall reasonably cooperate with each other in performing the Company’s and the Investors’ respective obligations under this Agreement.

(d) The Company shall provide Legal Counsel with a reasonable opportunity to review and comment upon a Registration Statement at least three (3) Business Days (except in the case of a Bought Deal, in which case, at least two (2) Business Days) prior to its filing with the SEC and/or the applicable Canadian Securities Regulatory Authorities. The Company shall promptly furnish to Legal Counsel, without charge, copies of any

12

correspondence from the SEC and/or the applicable Canadian Securities Regulatory Authorities to the Company or its representatives relating to any Registration Statement, and shall provide Legal Counsel with a reasonable opportunity to review and consider the Company’s responses to any such correspondence and the Company shall consider any comments provided by Legal Counsel or any Investor in good faith. Notwithstanding the foregoing, the Investors and Legal Counsel shall not have any right to approve the contents of the Registration Statement, correspondence or related offering materials (other than content relating to or describing the Investors whose Registrable Securities are included in such Registration Statement, the securities beneficially owned or being offered or sold by such Investors or, in the case of a Demand Registration, the plan of distribution).

(e) The Company shall, upon request, furnish to Legal Counsel and each Investor whose Registrable Securities are included in any Registration Statement, without charge, (i) promptly after the same is prepared and filed with the SEC and/or the applicable Canadian Securities Regulatory Authorities at least one electronic copy of such Registration Statement and any amendments or supplements thereto, including financial statements and schedules, all exhibits and each preliminary prospectus, (ii) upon the effectiveness of any Registration Statement, an electronic copy of the prospectus included in such Registration Statement and/or Canadian final prospectus and all amendments and supplements thereto and (iii) such other documents, including copies of any prospectus (preliminary, final, summary or free writing), as such Investor may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by such Investor.

(f) In the event of a registration under the Securities Act, the Company shall use its reasonable best efforts to (i) register and qualify, unless an exemption from registration and qualification applies, the resale by Investors of the Registrable Securities covered by a Registration Statement under such other securities or “blue sky” laws of all applicable jurisdictions in the United States, (ii) prepare and file in those jurisdictions such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions or obtain exemptions from the registration and qualification requirements of such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 4(f), (y) subject itself to general taxation in any jurisdiction or (z) file a general consent to service of process in any jurisdiction in which it is not currently so qualified or subject to general taxation or has not currently so consented. The Company shall promptly notify Legal Counsel and each Investor that holds Registrable Securities of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or “blue sky”

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laws of any jurisdiction in the United States or its receipt of actual written notice of the initiation or threatening of any proceeding for such purpose.

(g) If any Registrable Securities are covered by a Registration Statement, the Company shall notify Legal Counsel and the Investors whose Registrable Securities are included in the Registration Statement in writing (each such notice to Legal Counsel and the Investors, a “Suspension Notice”) of the happening of any of the following events, as promptly as practicable after becoming aware of such event: (i) any request by the SEC, a Canadian Securities Regulatory Authority or any other Governmental Authority, during the period of effectiveness of the Registration Statement, for amendments or supplements to such Registration Statement or related prospectus; (ii) the issuance by the SEC, a Canadian Securities Regulatory Authority or any other Governmental Authority of any stop order or cease trade order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; or (iv) the existence of (but not the details with respect to) any event or circumstance which necessitates the filing of an amendment or supplement to the Registration Statement or related prospectus, or any document incorporated or deemed to be incorporated therein by reference, so that, in the case of the Registration Statement, it will not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein not misleading and, in the case of the prospectus, it will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and, subject to Section 4(q), promptly prepare a supplement or amendment to such Registration Statement to correct such untrue statement or omission, and deliver an electronic copy of such supplement or amendment to Legal Counsel, any underwriter of, or investment bank otherwise brokering, such registered offering and each Investor. The Company shall also promptly notify Legal Counsel, any underwriter of, or investment bank otherwise brokering, such registered offering and the Investors in writing (x) when a prospectus or any prospectus supplement or post-effective amendment has been filed, and when a Registration Statement or any post-effective amendment has become effective (notification of such effectiveness shall be delivered to Legal Counsel and the Investors whose Registrable Securities are included in the Registration Statement by e-mail within (1) Business Day of such effectiveness) and (y) of the Company’s reasonable determination that a post-effective amendment to a Registration Statement would be appropriate.

(h) The Company shall use its reasonable best efforts to prevent the issuance of any stop order, cease trade order or other suspension of effectiveness of the Registration Statement (other than during an Allowable Grace Period, as defined below), or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension as soon as practicable and to notify Legal Counsel and the Investors that hold Registrable Securities being sold of the issuance of such order or suspension and

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the resolution thereof or its receipt of written notice of the initiation or threat of any proceeding for such purpose.

(i) At the reasonable request (in the context of applicable securities laws (including the Securities Act and/or Canadian Securities Laws, as applicable)) of any underwriter or investment bank brokering the offering, the Company shall furnish to such underwriter or investment bank, as the case may be (i) on the dates of the pricing and each closing of the relevant offering, a “comfort letter,” dated such date, from the Company’s independent registered certified public accountants, in form and substance as is customarily given by independent registered certified public accountants to underwriters in an underwritten public offering or investment banks in brokered offerings, as the case may be, in Canada or the United States, as applicable, addressed to the underwriters or investment banks, and (ii) on the date of each closing of the relevant offering, an opinion, dated as of such date, of counsel representing the Company for purposes of such Registration Statement, in form, scope and substance as is customarily given to underwriters in an underwritten public offering or investment banks in a brokered offering, as the case may be, addressed to such underwriter or investment bank, as the case may be. In addition, at the reasonable request (in the context of applicable securities laws (including the Securities Act and/or Canadian Securities Laws, as applicable)) of any Investor, or in the case of an underwritten offering or brokered offering upon the reasonable request of any underwriter or investment bank, the Company shall make available for inspection, upon reasonable notice and during normal business hours, by (i) any Investor whose Registrable Securities are being included in the Registration Statement, (ii) Legal Counsel, (iii) any underwriter or investment bank participating in any disposition pursuant to the Registration Statement, and/or (iv) legal counsel representing any such underwriter or investment bank with respect to any disposition pursuant to the Registration Statement (collectively, the “Inspectors”), all pertinent financial and other records, and pertinent corporate documents and properties of the Company (collectively, the “Records”), as shall be reasonably deemed necessary by each Inspector to fulfill any due diligence obligation by or on behalf of such Investor, or such underwriter or investment bank, and cause the Company’s chief executive officer, chief financial officer, executive vice presidents and secretary to be reasonably available upon reasonable notice and during normal business hours to the Inspectors for questions regarding the Records and to supply all information which any Inspector may reasonably request; provided, however, that each Inspector shall agree to hold in strict confidence and shall not make any disclosure (except to an Investor) or use of any Record which the Company determines in good faith to be confidential, and of which determination the Inspectors are so notified, unless (a) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in any Registration Statement or is otherwise required under the Securities Act or applicable Canadian Securities Laws, (b) the release of such Records is ordered pursuant to a subpoena or order from a court or government body of competent jurisdiction, or (c) the information in such Records has been made generally available to the public other than by disclosure in violation of this Agreement or any other Transaction Document (as defined below). Nothing herein (or in any other confidentiality agreement between the Company and any

15

Investor) shall be deemed to limit the Investors’ ability to sell Registrable Securities in a manner that is otherwise consistent with applicable laws and regulations.

(j) The Company shall hold in confidence and not make any disclosure of information concerning an Investor provided to the Company pursuant to this Agreement unless (i) disclosure of such information is necessary to comply with United States federal or state securities laws and/or applicable Canadian Securities Laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement, (iii) the release of such information is ordered pursuant to a subpoena or order from a court or government body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other Transaction Document. The Company agrees that it shall, upon learning that disclosure of such information concerning an Investor is sought in or by a court or government body of competent jurisdiction or through other means, give prompt written notice to such Investor and allow such Investor, at such Investor’s expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

(k) The Company shall use its reasonable best efforts to cause all the Registrable Securities covered by the Registration Statement to be listed or quoted on each securities exchange or trading market on which securities of the same class or series issued by the Company have been listed or quoted by the Company. The Company shall pay all fees and expenses in connection with satisfying its obligation under this Section 4(k).

(l) The Company shall cooperate with the Investors that hold Registrable Securities being offered and the underwriters or investment banks otherwise brokering the offering, if any, and facilitate the timely (i) preparation and delivery of certificates (or electronic book entries, if applicable) (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Registration Statement and enable such certificates (or electronic book entries, if applicable) to be in such names and denominations or amounts, as the case may be, (ii) crediting of the Registrable Securities to be offered pursuant to a Registration Statement to the applicable account (or accounts) with (A) DTC through its DWAC system, if the Common Shares are then listed on a U.S. National Securities Exchange, or (B) CDS if the Registrable Securities are being offered in Canada, in any such case as such Investor may reasonably request. Within two (2) business days after a Registration Statement which includes Registrable Securities becomes effective, if required by the transfer agent, the Company shall deliver to the transfer agent for the Registrable Securities (with copies to the Investors whose Registrable Securities are included in such Registration Statement) an appropriate instruction and an opinion of the Company’s counsel, if required by the transfer agent, in order to transfer such Registrable Securities free of restrictive legends.

(m) If requested by an Investor in the case of a Demand Registration, the Company shall as soon as practicable (i) incorporate in a prospectus supplement or post-effective amendment, if applicable, such information as an Investor reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including

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information with respect to such Investor, the number of Registrable Securities being offered or sold by such Investor, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) supplement or make amendments to any Registration Statement if reasonably requested by an Investor holding any such Registrable Securities.

(n) [Reserved]

(o) The Company shall otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the SEC and/or any applicable Canadian Securities Laws, as applicable, in connection with any registration hereunder.

(p) [Reserved]

(q) Notwithstanding anything to the contrary in this Agreement, the Company shall not be required to effect a Demand Registration or Shelf Takedown, and may suspend the use of any prospectus forming a part of an already effective Registration Statement filed hereunder if, in the good faith opinion of the Company, (i) the registration or offering of Registrable Securities should not be made or continued because it would materially and adversely interfere with any existing or potential material financing, acquisition, corporate reorganization, merger, share exchange or other transaction or event involving the Company or any of its subsidiaries or because the Company does not yet have appropriate financial statements of any acquired or to-be-acquired entities available for filing, or (ii) there exists material non-public information relating to the Company, the disclosure of which the Company reasonably believes would be detrimental to the Company and the Company has a bona fide business purpose for preserving such information as confidential (in each case, a “Valid Business Reason”) (a “Grace Period”); provided that the Company shall (i) promptly notify the Investors in writing of the existence of a Valid Business Reason giving rise to a Grace Period (provided that in each notice the Company shall not disclose the content of any material non-public information to any Investor, and provided further that the withholding of such information shall not constitute a breach of the Company’s obligations under this Section) and the date on which the Grace Period will begin, and (ii) as soon as such date may be determined, promptly notify the Investors in writing of the date on which the Grace Period ends; and, provided, further, that (A) no Grace Period shall exceed ninety (90) consecutive days, (B) during any three hundred sixty-five (365) day period, such Grace Periods shall not exceed an aggregate of one hundred and twenty (120) days, and (C) the first day of any Grace Period must be at least thirty (30) days after the last day of any prior Grace Period, (each Grace Period that satisfies all of the requirements of this Section 4(q) being referred to as an “Allowable Grace Period”). For purposes of determining the length of a Grace Period above, the Grace Period shall begin on and include the date the Investors receive the notice referred to in clause (i) and shall end on and include the later of the date the Investors receive the notice referred to in clause (ii) and the date referred to in such notice. All time periods and

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deadlines provided for under this Agreement shall be adjusted as necessary to account for an Allowable Grace Period.

(r) The Company shall at all times maintain a registrar and transfer agent of all Registrable Securities.

(s) The Company shall use its reasonable best efforts to cause the Registrable Securities covered by the applicable Registration Statement to be registered with or approved by such Governmental Authorities and any self-regulatory organizations (including securities exchanges) as may be necessary to consummate the disposition of such Registrable Securities.

(t) No Investor shall be described or referred to in any Registration Statement as an “underwriter” within the meaning of Section 2(11) of the Securities Act without the prior written consent of such Investor (which consent may be given or withheld in the sole and absolute discretion of such Investor). If, notwithstanding the foregoing, at any time the SEC advises the Company in writing that the offering of some or all of the Registrable Securities in a Registration Statement is not eligible to be made on a delayed or continuous basis under the Securities Act, the Company shall use its reasonable best efforts to persuade the SEC that the offering contemplated by a Registration Statement may be consummated on the basis originally proposed. The Investors shall have the right to comment or have their respective counsel comment on any written submission made to the SEC with respect thereto, and no such written submission shall be made to the SEC to which the Investor’s counsel reasonably objects.

(u) The Company shall enter into such customary agreements (including, in the case of underwritten or other brokered offering, an underwriting or other applicable investment banking agreement) in a form reasonably acceptable to the Company, and take such other actions as any Investor or any of the underwriters or investment banks otherwise brokering the offering, if any, may reasonably request in order to expedite and facilitate the disposition of the Registrable Securities covered by a Registration Statement. Without limiting the foregoing, in connection with any underwritten or other brokered offering and taking into account the obligations of the Company’s officers with respect to their management of the Company’s business, the Company shall make appropriate officers of the Company available for meetings during normal business hours with prospective purchasers of the Registrable Securities and prepare and present to potential investors customary “road show” materials, in each case in accordance with the recommendations of the underwriters or other investment banks and in all respects in a manner consistent with other issuances of securities in an offering of a similar size to such offering of the Registrable Securities. To the extent permissible under Canadian Securities Laws (and, for the avoidance of doubt, regardless of whether any holders of Registrable Securities have requested that any such Registrable Securities be registered pursuant to this Agreement), the Company shall, in the case of a proposed offering or sale of Registrable Securities by one or more Investors that is not pursuant to a Registration Statement (e.g., in an unregistered block trade or private placement), take such customary actions and provide

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such customary assistance to the Investors as are comparable to the actions and assistance set forth above in this Section 4(u).

(v) With a view to making available to the Investors the benefits of Rule 144 promulgated under the Securities Act or any other similar rule or regulation of the SEC that may at any time permit the Investors to sell securities of the Company to the public without registration, the Company agrees to: (i) make and keep public information available, as those terms are understood and defined in Rule 144; (ii) for so long as the Company remains subject to the reporting requirements of the Exchange Act, and the filing of such reports and other documents is required for the applicable provisions of Rule 144 to be available to the holders of Registrable Securities, file with the SEC in a timely manner all reports and other documents required of the Company under the Exchange Act; and (iii) so long as any Investor owns Registrable Securities, promptly upon request, furnish to such Investor (x) if the Company is then subject to the reporting requirements of the Exchange Act, a written statement by the Company that it has complied with the reporting requirements of the Exchange Act as required for applicable provisions of Rule 144, (y) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company and (z) such other information as may be reasonably requested to permit such Investor to sell such Registrable Securities pursuant to Rule 144 without registration. From the date hereof until the first date on which no Investor holds any Registrable Securities, the Company shall (i) timely (without giving effect to any extensions pursuant to Rule 12b-25 under the Exchange Act, as applicable) file (A) all reports, schedules, forms, statements and other documents required to be filed under Canadian Securities Laws, and (B) all reports, schedules, forms, statements and other documents required to be filed with the SEC, and (ii) not terminate its status as an issuer required to file such reports, schedules, forms, statements and other documents under Canadian Securities Laws and/or the Exchange Act, as applicable.

5.	OBLIGATIONS AND COVENANTS OF THE INVESTORS.

(a) Each Investor, by such Investor’s acquisition of the Registrable Securities, agrees to cooperate with the Company as reasonably and timely requested by the Company in connection with the preparation and filing of any Registration Statement hereunder, unless such Investor has not elected to include any of such Investor’s Registrable Securities in such Registration Statement pursuant to Section 2 or Section 3 hereof. It shall be a condition precedent to the obligations of the Company to complete any registration pursuant to this Agreement with respect to Registrable Securities of a particular Investor that such Investor shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required and timely requested by the Company to effect and maintain the effectiveness of the registration of such Registrable Securities.

(b) Each Investor agrees that, upon receipt of any Suspension Notice from the Company, such Investor will discontinue disposition of Registrable Securities pursuant to any Registration Statement covering such Registrable Securities until such Investor’s receipt of the copies of the supplemented or amended prospectus contemplated by Section

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4(g) or receipt of notice from the Company in writing that no supplement or amendment is required.

(c) No Investor may participate in any registration hereunder which is underwritten unless such Investor (i) agrees to sell such Investor’s Registrable Securities on the basis provided in any underwriting and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting by the underwriters or the Securities Act, applicable Canadian Securities Laws or applicable state securities laws; provided, that no holder of Registrable Securities included in any underwritten offering shall be required to make any representations or warranties to the Company or the underwriters other than representations and warranties regarding such holder, such holder’s ownership of its Common Shares to be sold in the offering and such holder’s intended method of distribution, or to undertake any indemnification obligations to the Company or the underwriters or other investment banks with respect thereto, except as otherwise provided in Section 7 or as is otherwise customary and reasonably requested by the applicable underwriters.

(d) Each Investor shall notify the Company in writing promptly upon becoming aware of (i) any material fact that existed on or prior to the date of a Registration Statement, within the meaning of the Securities Act and/or Canadian Securities Laws, in respect of such Investor that was not stated in such Registration Statement, but which would have been required by the Securities Act and/or applicable Canadian Securities Laws to have been stated in such Registration Statement had the material fact been known on, or prior to, the date of filing of such Registration Statement or (ii) any change in a material fact disclosed in an effective Registration Statement, which change is required by the Securities Act and/or Canadian Securities Laws to be disclosed by the Company in order for Registrable Securities to continue to be sold thereunder (excluding, for the avoidance of doubt, in the case of a Shelf Registration Statement, any decrease in the number of Common Shares beneficially owned by any Investor, or any increase in the number of Common Shares beneficially owned by any Investor if its ownership is not required to be reported pursuant to Canadian Securities Laws or Section 13(d) of the Exchange Act and the rules promulgated thereunder, as applicable).

6.	EXPENSES OF REGISTRATION.

Except as otherwise expressly provided for herein, all expenses, other than fees and disbursements of Legal Counsel and underwriting discounts and commissions or other charges of any broker-dealer acting on behalf of the Investors (which such fees, disbursements and expenses shall be borne solely by the participating Investors, in proportion to the gross proceeds received by each participating Investor), incurred in connection with registrations, filings or qualifications pursuant to Sections 2, 3 and 4, including all registration, listing and qualifications fees, printers and accounting fees and fees and disbursements of counsel for the Company shall be paid by the Company.

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7.	INDEMNIFICATION.

In the event any Registrable Securities are included in a Registration Statement (provided that, for purposes of this Section 7, the term “Registration Statement” shall include any preliminary prospectus, final prospectus, free writing prospectus, exhibit, supplement or amendment included in or relating to, and any document incorporated or deemed to be incorporated by reference in, the Registration Statement, as defined in Section 1):

(a) The Company agrees to indemnify and hold harmless each Investor, the directors, officers, partners, managers, members, investment managers, employees, affiliates, agents and representatives of, and each Person, if any, who controls, any Investor within the meaning of the Securities Act, the Exchange Act or applicable Canadian Securities Laws (each, an “Indemnified Person”), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, reasonable attorneys’ fees, amounts paid in settlement or expenses, joint or several (collectively, “Claims”), incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or Governmental Authority or other administrative or regulatory body or agency (including the SEC or any state, provincial or territorial securities commission or authority or self-regulatory organization or securities exchange in the United States, Canada or elsewhere), whether pending or threatened (“Indemnified Damages”), to which any of them may become subject insofar as such Claim (or actions or proceedings, whether commenced or threatened, in respect thereof) or Indemnified Damages arise out of, or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in the Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other “blue sky” laws of any jurisdiction in which Registrable Securities are offered (“Blue Sky Filing”), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements made therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any prospectus, including any preliminary prospectus, free writing prospectus or final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto, and including all information incorporated by reference therein), or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, Canadian Securities Laws, any other law, including any state securities law, or any rule or regulation thereunder relating to the offer or sale of Registrable Securities pursuant to a Registration Statement, or (iv) any breach of this Agreement (the matters in the foregoing clauses (i) through (iv) being, collectively, “Violations”). Subject to Section 7(b), the Company shall reimburse the Indemnified Persons, promptly as such expenses are incurred and are due and payable, for any legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 7(a) shall not apply (x) to a Claim or Indemnified Damages sought by an Indemnified

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Person to the extent arising out of or based upon a Violation (i) which occurs in reliance upon and in conformity with information furnished in writing to the Company by such Indemnified Person expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto or (ii) that results from an Investor’s use of a defective prospectus during an Allowable Grace Period in respect of which the Company has suspended the use of such prospectus; and (y) to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 10.

(b) In connection with any Registration Statement in which an Investor’s Registrable Securities are included, such Investor agrees to severally and not jointly indemnify and hold harmless the Company, each of its directors, each of its officers who signs the Registration Statement and each Person, if any, who controls the Company within the meaning of the Securities Act, the Exchange Act or applicable Canadian Securities Laws (each, an “Indemnified Party”), to the same extent and in the same manner as is set forth in Section 7(a) with respect to the Indemnified Persons, against any Claim or Indemnified Damages to which any of them may become subject insofar as such Claim or Indemnified Damages arise out of or are based upon any Violation, to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information furnished to the Company by such Investor expressly for use in connection with the preparation of the Registration Statement or any amendment thereof or supplement thereto; and, subject to Section 7(b), such Investor will reimburse any legal or other expenses reasonably incurred by an Indemnified Party in connection with investigating or defending any such Claim; provided, however, that the indemnity agreement contained in this Section 7(b) and the agreement with respect to contribution contained in Section 8 shall not apply to amounts paid in settlement of any Claim or Indemnified Damages if such settlement is effected without the prior written consent of such Investor, which consent shall not be unreasonably withheld; provided, further, that an Investor shall be liable under this Section 7(b) for only that amount of a Claim or Indemnified Damages as does not exceed the gross proceeds to such Investor as a result of the sale of Registrable Securities pursuant to the Registration Statement giving rise to such indemnification obligation. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 10.

(c) Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 7 of the written threat of or notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim or Indemnified Damages, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 7, promptly deliver to the indemnifying party a written notice of the written threat of or notice of the commencement of such action or proceeding. In case any such action or proceeding is

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brought against any Indemnified Party or Indemnified Person and such Indemnified Party or Indemnified Person seeks or intends to seek indemnity from an indemnifying party, the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be. In any such proceeding, any Indemnified Person or Indemnified Party may retain its own counsel, but the fees and expenses of that counsel will be at the expense of that Indemnified Person or Indemnified Party, as the case may be, unless (i) the indemnifying party and the Indemnified Person or Indemnified Party, as applicable, shall have mutually agreed to the retention of that counsel, (ii) the indemnifying party does not assume the defense of such proceeding in a timely manner or (iii) in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel for the Indemnified Person or Indemnified Party, as applicable, and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding, in which case the Company shall pay reasonable fees for up to one separate legal counsel for the Investors (in addition to local counsel, if required), and such legal counsel shall be selected by the Investors holding a majority in interest of the Registrable Securities included in the Registration Statement to which the Claim relates. The Indemnified Party or Indemnified Person shall reasonably cooperate with the indemnifying party in connection with any negotiation or defense of any such action or proceeding or Claim or Indemnified Damages by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or proceeding or Claim or Indemnified Damages. The indemnifying party shall keep the Indemnified Party or Indemnified Person reasonably apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall, without the prior written consent of the Indemnified Party or Indemnified Person, as the case may be, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person (as applicable) of a full release from all liability with respect to such Claim or Indemnified Damages or which includes any admission as to fault, culpability or failure to act on the part of such Indemnified Party or Indemnified Person. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action or proceeding shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 7, except to the extent that the indemnifying party is materially prejudiced in its ability to defend such action or proceeding as a result of such failure, and shall not relieve such indemnifying party of any liability other than pursuant to this Section 7.

(d) The indemnification required by this Section 7 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when reasonably detailed invoices are received by the indemnifying party.

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(e) The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to applicable law.

(f) Notwithstanding the foregoing (but subject to Section 5(c)), to the extent that the provisions regarding indemnification and contribution contained in an underwriting agreement entered into in connection with an underwritten public offering pursuant to a Registration Statement hereunder are in conflict with the foregoing provisions, the provisions of the underwriting agreement, including as to indemnification and contribution, shall prevail with respect to the Company and the Investors participating therein to the extent of such conflict.

8.	CONTRIBUTION.

To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to, in lieu of indemnifying such Indemnified Person or Indemnified Party, as applicable, make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 7 to the fullest extent permitted by law; provided, however, that: (i) no Person involved in the sale of Registrable Securities which Person is guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act and/or Section 400 of the Canadian Criminal Code, as applicable) in connection with such sale shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and (ii) contribution by any Investor shall be limited in amount to the net amount of proceeds received by such Investor from the sale of such Registrable Securities pursuant to such Registration Statement, less the amount of any damages that such Investor has otherwise been required to pay in connection with such sale (including any payments pursuant to Section 7).

9.	TERM AND TERMINATION

This Agreement will continue in force until the earliest of the following to occur:

(a) the four year anniversary of the Effective Date; [and]

(b) the date on which this Agreement is terminated by the written agreement of the Parties[; and

(c) if the Company exercises the JV Call Option, the first date after the JV Holdco Closing Date on which no Investor holds any Registrable Securities; and

(d) if the Company does not exercise the JV Call Option, the first date after the JV Call Option End Date on which no Investor holds any Registrable Securities];5 except that (i) the provisions of Sections, 7, 8, 9, and 12 shall continue in full force and effect notwithstanding any termination of this Agreement, and (ii) termination of this Agreement will

[5]	NTD: Clauses (c) and (d) only required if the Company exercises the JV Carveout Option.

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not affect or prejudice any rights or obligations which have accrued or arisen under this Agreement prior to the time of termination and such rights and obligations, including any indemnities and remedies, will continue in full force and effect and survive the termination of this Agreement.

10.	ASSIGNMENT OF REGISTRATION RIGHTS.

The rights under this Agreement shall be automatically assignable by Holder to one or more of its controlled affiliates to which all or any portion of the Registrable Securities are transferred or assigned if: (a) Holder agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company after such transfer or assignment; (b) the Company is, after such transfer or assignment, furnished with written notice of (i) the name and address of such transferee or assignee and (ii) the securities with respect to which such registration rights are being transferred or assigned; (c) immediately following such transfer or assignment, the further disposition of such securities by the transferee or assignee is limited or restricted under the Securities Act, applicable state securities laws or applicable Canadian Securities Laws; (d) the transferee or assignee agrees in writing with the Company to be bound by all of the applicable provisions contained herein; and (e) such transfer or assignment shall have been made in accordance with the applicable requirements of the Equity Purchase Agreement. If such transferee or assignee ceases to be a controlled affiliate of Holder, the transferee or assignee shall cease to have any further registration rights pursuant to this Agreement.

11.	AMENDMENT OF REGISTRATION RIGHTS.

Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the Required Holders. Any amendment or waiver effected in accordance with this Section 11 shall be binding upon each Investor and the Company. No such amendment shall be effective to the extent that it applies to less than all of the holders of the Registrable Securities.

12.	MISCELLANEOUS.

(a) Subject to Section 9, a Person is deemed to be a holder of Registrable Securities (or a transferee or assignee of Registrable Securities, as applicable) whenever such Person owns or is deemed to own of record such Registrable Securities. If the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from the record owner of such Registrable Securities.

(b) Any notices or other information (including any financial information) required or permitted to be given under the terms hereof shall be sent by certified or registered mail (return receipt requested) or delivered personally or by courier (including a recognized overnight delivery service) or by facsimile or by electronic mail and shall be effective five (5) days after being placed in the mail, if mailed by regular Canadian or United States mail, or upon receipt, if delivered personally or by courier (including a

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recognized overnight delivery service) or by facsimile, or when received by electronic mail in each case addressed to a party as follows (or such other address, facsimile or electronic mail address provided by such party to such other parties pursuant to the below or such later address, facsimile or electronic mail address provided in accordance herewith):

If to the Company:

Methanex Corporation Suite 1800, 200 Burrard Street Vancouver, BC V6C 3M1 Canada Attn: Kevin Price Email: [redacted: email address]

With a copy to (which shall not be deemed to constitute notice):

McCarthy Tétrault LLP 745 Thurlow Street, Suite 2400 Vancouver, BC V6E 0C5 Canada Attn: Robin Mahood Email: [redacted: email address]

If to Holder:

OCI Global 30 Berkeley Square
London W1J 6EX
United Kingdom Attn: Hassan Badrawi Email: [redacted: email address]

With copy to (which shall not constitute notice): [redacted: email address]

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If to Legal Counsel:

Allen Overy Shearman Sterling US LLP

599 Lexington Avenue

New York, NY, 10022

Email: [redacted: email address]

Attention: Justin Cooke

Email: [redacted: email address]

Attention: Romain Dambre

and

Stikeman Elliott LLP

5300 Commerce Court West, 199 Bay Street

Toronto, ON, Canada, M5L 1B9

Email: [redacted: email address]

Attention: David Weinberger and Christian Brands

(c) Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

(d) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN, AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO ITS RULES OF CONFLICTS OF LAW THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY STATE OTHER THAN THE STATE OF NEW YORK. The Parties hereby irrevocably submit to the exclusive jurisdiction of the U.S. District Court for the Southern District of New York, or, in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, the federal courts of the United States of America or such other state court having subject matter jurisdiction, in either case, located in the State of New York (collectively, “Chosen Courts”) in respect of all matters arising out of or relating to this Agreement, the interpretation and enforcement of the provisions of this Agreement, and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any Action for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such Action may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined exclusively in such courts. The Parties acknowledge and agree that the preceding sentence shall not limit the ability of any Party to bring an action to enforce a decision of the Chosen

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Court in any other court of competent jurisdiction. The Parties hereby consent to and grant the Chosen Courts jurisdiction over the person of such Parties solely for such purpose and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 12(b) or in such other manner as may be permitted by applicable laws shall be valid and sufficient service thereof. To the extent that any Party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such Party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement and (ii) submits to the exclusive personal jurisdiction of the Chosen Courts.

(e) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12(e).

(f) This Agreement, the Equity Purchase Agreement and the instruments referenced herein and therein (as defined in the Equity Purchase Agreement) (the “Transaction Documents”) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement, the other Transaction Documents and the instruments referenced herein and therein supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

(g) Subject to the requirements of Section 10, this Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties hereto.

(h) The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(i) This Agreement and any amendments hereto may be executed and delivered in two or more counterparts, and by the different parties hereto in separate counterparts,

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each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement, and shall become effective when counterparts have been signed by each party hereto and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart. In the event that any signature to this Agreement or any amendment hereto is delivered by facsimile transmission, by e-mail delivery of a “.pdf” format data file or by other electronic means, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile, “.pdf” or other electronic signature page were an original thereof. No party hereto shall raise the use of a facsimile machine, e-mail delivery of a “.pdf” format data file or other electronic means to deliver a signature to this Agreement or any amendment hereto or the fact that such signature was transmitted or communicated through the use of a facsimile machine, e-mail delivery of a “.pdf” format data file or other electronic means as a defense to the formation or enforceability of a contract, and each party hereto forever waives any such defense.

(j) Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(k) All consents and other determinations required to be made by the Investors pursuant to this Agreement shall be made, unless otherwise specified in this Agreement, by the Required Holders.

(l) The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction will be applied against any party.

(m) The rights and remedies that each Investor and holder of Registrable Securities has been granted under this Agreement shall be in addition to all of the rights and remedies that such Investor and holder has under the other Transaction Documents and any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security or proving actual damages), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law or in equity.

(n) This Agreement is intended for the exclusive benefit of the parties hereto and their respective successors and permitted assigns, and, solely to the extent provided in Sections 7 and 8 hereof, each Investor, the directors, officers, partners, employees, agents, representatives of, and each Person, if any, who controls any Investor within the meaning of the Securities Act, the Exchange Act or applicable Canadian Securities Laws and each of the Company’s directors, each of the Company’s officers who signs the Registration Statement, and each Person, if any, who controls the Company within the meaning of the

29

Securities Act, the Exchange Act or applicable Canadian Securities Laws, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

(o) The Company shall not grant any Person any registration rights with respect to Common Shares or any other securities of the Company other than registration rights that will not materially adversely affect the rights of the Investors hereunder (including by limiting in any way the number of Registrable Securities that could be included in any Registration Statement), and shall not otherwise enter into any agreement that is materially adversely inconsistent with the rights granted to the Investors hereunder; provided, however, that the foregoing provision shall not prohibit the Company from granting registration rights to any other Person if such other agreement is not otherwise materially adversely inconsistent herewith. The obligations of each Investor hereunder are several and not joint with the obligations of any other Investor, and no provision of this Agreement is intended to confer any obligations on any Investor vis-à-vis any other Investor. Nothing contained herein, and no action taken by any Investor pursuant hereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated herein.

(p) Unless the context otherwise requires, (i) all references to Sections, Exhibits or Annexes are to Sections, Exhibits or Annexes contained in or attached to this Agreement, (ii) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, and (iii) the use of the word “including” in this Agreement shall be by way of example rather than limitation.

(q) All payments hereunder shall be made in U.S. Dollars. If any amount to be paid hereunder is calculated in Canadian Dollars, such amount shall be converted into U.S. Dollars at the Daily Exchange Rate as of the Business Day immediately preceding the date on which such payment is due.

* * * * *

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IN WITNESS WHEREOF, Holder and the Company have caused their signature pages to this Agreement to be duly executed as of the date first written above.

COMPANY:

METHANEX CORPORATION

By:
Name: [•]
Title: [•]

[Signature Page to Registration Rights Agreement]

HOLDER:

[OCI N.V.]

By:
Name: [•]
Title: [•]